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07027683

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Financiero Inbursa

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 02 2007
THOMSON FINANCIAL

FILE NO. 82- 04843 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DATE: 11/1/07

CLEARY GOTTLIEB STEEN & HAMILTON LLP

NEW YORK
PARIS
BRUSSELS
LONDON
MOSCOW

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20006-1801
(202) 974-1500
FACSIMILE
(202) 974-1999
WWW.CLEARYGOTTLIEB.COM

FRANKFURT
COLOGNE
ROME
MILAN
HONG KONG
BEIJING

File No. 82-4243

October 30, 2007

VIA HAND

ARLS
12-31-06

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Disclosure Materials Provided on Behalf of Grupo Financiero Inbursa, S.A.B. de C.V. (File No. 82-4243) Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, Grupo Financiero Inbursa, S.A.B. de C.V. (the "Company") and pursuant to the Company's obligations under Rule 12g3-2(b)(1)(i) under the Exchange Act, we are furnishing the enclosed English translations of:

(i) the Annual Report of the Company, for the year ending December 31, 2006;

(ii) the Company's consolidated Quarterly Reports for the first quarter of 2007, the second quarter of 2007 and the third quarter of 2007;

(iii) a report of compliance with corporate governance practices by the Company during the year 2006 and with information through June 29, 2007;

(iv) the public notices of the Company's ordinary and extraordinary shareholders' meetings held on April 26, 2007 and summaries of the minutes of such meetings;

(v) a public notice dated July 20, 2007 regarding fluctuations in the prices of the Company's series "O" shares; and

(vi) a notice to shareholders of the Company dated December 14, 2006.

If you have any questions or require any further information, please do not hesitate to contact Jorge U. Juantorena or Grant M. Binder of this firm at (212) 225-2000.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Hye-Jin Lee
Paralegal

Enclosure

cc: Veronica Ramirez
Jorge U. Juantorena
Grant M. Binder

082-04243

ANNUAL REPORT 2006
GRUPO FINANCIERO INBURSA, S.A.B. DE C.V.

Annual Report filed pursuant to the General Provisions Applicable to Share Issuers and Other Participants in the Stock Market for the period ending December 31, 2006.

To December 31, 2006, the fixed capital stock not entitled to be withdrawn was represented by 3,134,828,964 common, registered, series-O shares with a par value of $0.827421620821 Mexican MXP (MXP) each, fully subscribed and paid in.

To date, the Corporation's 3,000,152,564 outstanding, common, registered, series-O shares of the Corporation were listed on the Mexican Stock Exchange under ticker symbol GFINBUR "O."

The shares issued by the Corporation are registered in the securities section of the National Share Registry and are listed on the Bolsa Mexicana de Valores, S.A. de C.V. (Mexican Stock Exchange). Inscription in the National Share Registry does not imply any certification whatsoever regarding the securities' soundness or the issuer's solvency.

12-31-06
AR/S

INBURSA GRUPO FINANCIERO
Paseo de las Palmas No. 736, Lomas de Chapultepec, 11000, México, D.F.

Index

1.- General Information

1.1- Glossary of Terms and Definitions

Afore Inbursa	Afore Inbursa S.A. de C.V.
América Móvil	América Móvil, S.A. de C.V.
Arrendadora Inbursa	Arrendadora Financiera Inbursa S.A. de C.V., SOFOM, E.R. Grupo Financiero Inbursa (formerly known as Arrendadora Financiera, Inbursa, S.A. de C.V. Organización Auxiliar de Crédito, Grupo Financiero Inbursa) (Financial Leasing Company).
Asesoría	Asesoría Especializada Inburnet, S.A. de C.V.
Banco Inbursa	Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa (Full Service Bank).
BANXICO	Banco de México. (Mexican Central Bank).
BMV	Bolsa Mexicana de Valores, S.A. de C.V. (Mexican Stock Exchange).
CGT	Carso Global Telecom, S.A. de C.V.
COFECO	Comisión Federal de Competencia (Antitrust Commission)
CONSAR	Comisión Nacional del Sistema de Ahorro para el Retiro (National Commission for Retirement Funds).
CPO	Participation Certificates
CNBV	Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission).
CNSF	Comisión Nacional de Seguros y Fianzas (National Insurance and Bonds Commission).
Desarrollo Ideal	Desarrollo de América Latina, S.A. de C.V.
Provisions	Legal provisions that are generally applicable to securities' issuers and other stock market participants
DOF	Diario Oficial de Federación (Federal Official Gazette).
Fianzas Guardiana	Fianzas Guardiana Inbursa, S.A., Grupo Financiero Inbursa. (Bonds Company).
GCarso	Grupo Carso, S.A. de C.V.
GFinbursa or the Corporation	Grupo Financiero Inbursa, S.A. de C.V.
GSanborns	Grupo Sanborns, S.A. de C.V.
Ideal	Impulsora de Desarrollo Económico de América Latina, S.A. de C.V.
Inbursa Siefore	Inbursa Siefore, S.A. de C.V.

IPC	Índice de Precios y Cotizaciones. (Price Index).
INMEX	Índice México. (Mexican Index).
Inversora Bursátil	Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa (Brokerage Firm).
IVA	Impuestos al Valor Agregado (Value-Added Tax or VAT).
LFCE	Ley Federal de Competencia Económica (Antitrust Law).
LFIF	Ley Federal de Instituciones de Fianzas (Federal Bond Institution Law).
LGISMS	Ley General de Instituciones y Sociedades Mutualistas de Seguros (Mutual Insurance Company Law).
LGSM	Ley General de Sociedades Mercantiles (General Corporation and Partnership Law).
LGTOC	Ley General de Títulos y Operaciones de Crédito (General Law of Negotiable Instruments and Credit Operations).
LIC	Ley de Instituciones de Crédito (Banking Law).
LIMPAC	Ley del Impuesto al Activo (Asset Tax Law).
LISR	Ley del Impuesto Sobre la Renta (Income Tax Law).
LIVA	Ley del Impuesto al Valor Agregado (Value-Added Tax Law).
LMV	Ley del Mercado de Valores (Securities Exchange Law) Published in the DOF on December 30, 3005.
LRAF	Ley para Regular las Agrupaciones Financieras (Law to Regulate Financial Groups).
LSAR	Ley de los Sistemas de Ahorro para el Retiro (Retirement Fund Law).
LSI	Ley de Sociedades de Inversión (Mutual Fund Company Law).
Mancera	Mancera, S.C. member of Ernst & Young Global México
NIF	Financial Information Rules
Operadora Inbursa	Operadora Inbursa de Sociedades de Inversión, S.A. de C.V., Grupo Financiero Inbursa (Investment Funds).
Outsourcing	Out Sourcing Inburnet, S.A. de C.V.
Patrimonial Inbursa	Patrimonial Inbursa, S.A.
Pensiones Inbursa	Pensiones Inbursa, S.A., Grupo Financiero Inbursa.
MXP	Legal currency of Mexico
Promotora Ideal	Promotora de Desarrollo de América Latina, S.A. de C.V.

Promotora Inbursa	Promotora Inbursa, S.A. de C.V.
RNV	Registro Nacional de Valores (National Share Registry).
Salud Inbursa	Salud Inbursa, S.A.
Seguros Inbursa	Seguros Inbursa, S.A., Grupo Financiero Inbursa (Insurance Company).
SHCP	Secretaría de Hacienda y Crédito Público (Department of the Treasury and Public Credit).
Siefore Básica	Inbursa Siefore Básica, S.A. de C.V.
Telmex	Teléfonos de México, S.A. de C.V.
USD	United States Dollars
US GAAP	US Generally Accepted Accounting Principles

1.2 Executive Summary

GFInbursa was incorporated in 1985 as business corporation under the name Promotora Carso, S.A. de C.V. In 1992, the SHCP authorized GFInbursa to become a financial group. Pursuant to the terms of the LRAF, GFInbursa was certified to render all financial services via a financial group; from that date on, the Corporation was renamed "Grupo Financiero Inbursa".

To date, GFInbursa directly and indirectly controls ten financial entities in the following operations:

- Banco Inbursa, authorized to operate as a full-service bank;
- Inversora Bursátil, authorized operate as a brokerage firm;
- Seguros Inbursa and Patrimonial Inbursa, S.A., authorized to operate as an insurance company for life, accident, illness and damage policies;
- Pensiones Inbursa, authorized to operate as an insurance company specializing in pension insurance vis-a-vis social-security legislation;
- Salud Inbursa, S.A., authorized to operate as an insurance company specializing in health insurance;
- Arrendadora Inbursa is authorized to operate as a financial leasing company;
- Operadora Inbursa, authorized to operate as a mutual-fund management company that manages eight investment funds;
- Afore Inbursa, authorized to operate as a retirement fund manager, which administers two investment funds specializing in retirement funds; and
- Fianzas Guardiana, authorized to operate as a surety company.

Since its implementation, the strategy for the cross sales of products has shown significant progress. At the end of 2006, the sales force included 13,638 financial advisors, compared to 5,285 with which the program started in 2001. Moreover, the client portfolio totaled more than 7.4 million at the close of 2006, which is favorably compared to 6.4 million clients at the close of 2005. This represents a 15.2% increase.

In June 2005, a merger was formalized that totaled $9,291 million MXP of GFInbursa's net worth and the creation of a new financial group geared towards the development of human resources in Mexico and Latin America, currently named IDEAL. At the close of 2006, the net worth of GFInbursa was $35.106 billion[1] MXP, which signified a 5% increase with respect to 2005. The net worth of GFInbursa would have increased by 8%, if a dividend of $924 million MXP would not have been paid in May 2006.

[1] Billion: 10^9 [translator's note].

During 2006, GFInbursa registered a consolidated net profit of $2.513 billion MXP compared to $3.034 billion MXP from the previous year. This decrease is explained mainly due to the losses registered by the long-term position at a fixed rate through swaps, the steeper cost of acquisition resulting from the greater number of clients in the business of pension fund management and banking as well as a greater creation of reserves.

Under US GAAP[2], GFInbursa registered profits of $314.2 million dollars during the year in comparison to $414.9 million dollars from the previous year.

At the close of 2006, GFInbursa's net worth was $32.142.1 billion MXP. This figure represents an 18% reduction compared to the previous year. This decrease is due mainly to two factors:

1) In June, 8.740 billon MXP (par value) were spun-off in order to create a new financial group to invest in infrastructure in Mexico and Latin America. The new company was called Impulsora del Desarrollo y el Empleo en América Latina, S.A. de C.V. (Ideal); and
2) In May, a dividend payment was made in the amount of 9 billion MXP (par value).

Forty one years after its founding and as a Mexican group, GFInbursa is placed amongst the most solid financial groups in Mexico. This is the result of adequate risk selection, efficient operations and client service. However, the principal challenge for GFInbursa in the next years lies in accelerating growth with cost-effectiveness, increasing the number of clients, but above all the number of products per client that allows us to continue to offer so many different and better products in the Mexican financial market. This effort would be impossible without the talent and dedication of all the collaborators of this group and the trust bestowed by our clients and partners.

GFInbursa is a financial group that is basically controlled by Mexican shareholders committed to contributing to Mexico's development through active participation in the financial market, promoting the participation of others in fomenting growth via increased and improved opportunities.

GFInbursa Share Performance

The performance of the shares of GFInbursa during the last 6 months is the following:

Date	Opening	Close	Variation	Max	Min	Volume
Dec/31/06	21.896	20.855	-4.753%	22.878	20.306	356,886,993
Jan/31/07	20.993	21.307	2.166%	21.945	20.031	865,616,661
Feb/28/07	21.307	19.765	-7.235%	21.405	18.656	435,436,236
Mar/31/07	19.834	21.297	7.750%	21.847	19.579	245,705,844
Apr/30/07	21.297	21.405	0.507%	21.602	20.129	133,318,447
May/31/07	21.405	23.430	9.459%	24.900	21.400	300,521,465

1.3 Risk Factors

The operations carried out by GFInbursa through its subsidiaries imply different risks. These include liquidity, market, credit and/or legal risks, among others.

Likewise, GFInbursa and its subsidiaries are exposed to structural changes in economic and financial adjustments currently effected by national and international markets.

The following are the risks factors that GFInbursa believes could significantly affect the Corporation and its operations and that should be taken into consideration by the investing public.

The risks described are not the only ones faced by the Corporation; however, the purpose of this document is to describe the most significant risks, knowing that others exist that also could affect its operations and activities.

[2] This figure has not been audited.

Risks to GFInbursa's Strategy
As a pure holding corporation, the Corporation's most important assets are comprised by its subsidiaries' direct and indirect shares. Therefore, its subsidiaries' business strategy and the impact in the earnings thereof are correlated with the impact to the Corporation's earnings.

Risks as a Shareholder
GFInbursa's assets are basically represented by shares in its subsidiaries, which could be a risk factor for the Corporation. Said subsidiaries' operations could be affected and, consequently, their financial earnings – due to unfavorable factors of its operating surroundings, such as the performance of Mexican economy and the volatility in the international markets that influence the national and foreign interest rates.

It is important to underscore that, as a measure to prevent risk, GFInbursa has a large capitalization index with respect to each of its subsidiaries. This has allowed it to offset contingencies when faced with the market volatility. Therefore, it has not had to request government loans from the financial-rescue programs.

Risks Related to Majority Shareholders and the Structure of the Capital
According to the information held by the Corporation to April 26, 2007, the date in which the annual ordinary shareholders' meeting was held, approximately 70% of the shares are directly or indirectly owned by Mr. Carlos Slim Helú and members of his immediate family. Said persons have the power to appoint the majority of the members of the board of directors and determine the earnings of other shares requiring the shareholders' vote.

Transactions with Affiliated Companies that Could Create Potential Conflicts of Interests
The Corporation carries out operations with affiliated companies, such as Telmex, America Movil, GCarso, IDEAL and CGT, among others. These transactions are executed during the normal course of business and pursuant to market conditions. The operations with affiliated companies may generate possible conflicts of interest. (See Administration and Operations with Related Parties and Conflicts of Interests)

Governmental Regulation that Could Adversely Affect GFInbursa's Activities
GFInbursa is a shareholder and all its operations are carried out by its subsidiaries, which, as financial entities, are subject to considerable governmental regulation. Therefore, GFInbursa's operations and financial earnings could be adversely affected by legislative reforms and changes in regulatory policies applicable to its subsidiaries.

Steep National and International Competition in Financial-Service Rendering
With respect to competition, the incorporation into the financial system of large international institutions that have direct access to external funding, are in better conditions and have cutting-edge technology establishes a more competitive guideline whereby Mexican financial brokers like GFInbursa are required to achieve more efficient financial brokerage to appeal to or remain popular among the investing public and service users.

Lack of Liquidity for GFInbursa's Shares
The Mexican Stock Exchange has experienced a considerable reduction in the amount and number of operations carried out. Additionally, the level of operations in the BMV versus other stock exchange is considerably less.

In light of the paragraph above, the Corporation cannot guarantee that a secondary market exists or continues for the Corporation's shares and that said circumstance significantly affects its shareholders' capacity to transfer said shares.

Risks from a Selection of Investments with Poor Profitability
The Corporation's earnings, in its capacity as a holding company, depend upon its subsidiaries' earnings. Therefore, the fact that the yields from existing investments generate poor profits may affect the profits obtained by GFInbursa.

Inflation and Interest Rates in Mexico

Mexico has experienced high levels of inflation and interest rates during the last years. Although inflation levels for 2004, 2005 and 2006 have decreased considerably in regard to inflation levels in 1996, these continue to be high in regard to certain more industrialized countries. Inflation for 2006 as determined by the BANXICO based upon amendments to the INPC was 4.05%.

High interest rates together with the devaluation of the peso to the dollar and the variation in interest rates could have reduced the Corporation's margins. Likewise, fluctuations to the exchange rate for dollars and other currencies could have affected its financial position.

It is impossible to assure that Mexico will not suffer future inflationary or interest rate increases that may affect the Corporation's liquidity, financial situation or operational earnings.

Events Occurring in Other Countries that May Affect the Price of the Shares Issued by GFInbursa

The price of the stock exchange for the Mexican issuers may be affected to greater or lesser degree by the economic and stock market conditions in other countries. Despite the fact that the economic conditions in other countries may be completely different from those in Mexico, reactions to the events in other countries from investors may have an adverse effect in stock market prices for Mexican issuers, including shares issued by GFInbursa.

Influence of Internal Economic Decisions of the United States of America in Worldwide Markets

Interest rates increases in the United States significantly affects the operation in the world's markets because worldwide investors change their investment decisions based upon the variations in the level of risk in the US, which generates movements in the list prices for bonds and capital placed in the Mexican and foreign stock markets.

1.4 Other Securities

In September 1992, GFInbursa's general extraordinary shareholders' meeting approved the registry of its shares of capital stock in the Securities Section of the RNV in order to be listed on the BMV.

Currently, GFInbursa does not have other shares registered on the RNV; however, through June 2007, GFInbursa listed 194,341 American Depositary Receipts ("ADRs"), on the New York Stock Exchange that cover 971,705 series-O shares. In order to comply with foreign legal provisions, GFInbursa must send, to the foreign authorities, the same legal and financial information that it must disclose to the investing public according to Mexican law.

The Corporation has sent both to the CNBV as well as the BMV, the quarterly and annual information according to the LMV and the Provisions, including without limitation, the yearly information about the annual ordinary shareholders' meeting that includes: (i) the reports referred to under Article 28, subsection IV of the LMV; (ii) the report by the external auditor concerning the result of their review of the Corporation's financial information; (iii) the annual financial statements audited by Mancera; and (iv) other applicable information. In the case of the financial information that is reported each quarter, it is submitted in an accumulated manner and attached with the information corresponding to the same period for the previous year.

Finally, GFInbursa has submitted, completely and on time for the last three fiscal years, the reports that applicable law requires concerning significant events and periodic information.

1.5 Significant Changes to Rights Inherent to Securities Inscribed in the Registry

In September 1992, GFInbursa registered shares of its capital stock with the RNV and placed 642,909,993 of said shares representing its capital stock in circulation, of which 327,884,097 were series-A, 122,152,898 were series-B and 192,872,998 were series-C.

In February 1999, GFInbursa's general extraordinary shareholders' meeting approved the conversion of series-A, series-B and series-C shares into series-O shares in order to comply with the reforms of the LIC dated January 20, 1999. Said conversion did not modify the rights inherent to the shares issued by GFInbursa.

In July 2001, GFInbursa's general extraordinary shareholders' meeting approved a split without increasing the Corporation's capital stock. Furthermore, it approved the exchange of all shares issued in the form of three new shares for every share issued by the Corporation. By virtue of the foregoing, as of said date and until May 25, 2005, GFInbursa's authorized capital stock was represented by 3,134,828,964 series-O shares with a par value of $1.000227731563 MXP each.

In May 2005, GFInbursa's General extraordinary shareholders' meeting approved a spin-off from the Corporation to incorporate IDEAL. The rights conferred by GFInbursa's shares were not amended by the spin-off. The only change concerned the amount of the capital stock and the par value per share to $0.827421620821 MXP each.

By virtue of said spin-off, GFInbursa's shareholders shall have the right to receive one share of IDEAL for each share of GFInbursa, pursuant to the terms and conditions approved by the Corporation's shareholders' meeting that have been detailed in the brochure corresponding to said corporate restructuring issued by GFInbursa in compliance with Article 35, Section I of the Provisions.

Save for the aforementioned changes, to date there have been no additional modifications to GFInbursa's capital structure and/or to the rights inherent to the shares issued by said Corporation.

1.6 Public Documents

This annual report with information and figures through December 31, 2006 was submitted in a timely manner to the BMV and the CNBV in compliance with applicable legal provisions. Furthermore, it may be reviewed on the website of the BMV (www.bmv.com.mx) and on the website of the Corporation (www.inbursa.com).

Moreover, investors that so desire may request a copy of this report from the Office of Investor Relations of GFInbursa at the care of:

Mr. Frank Ernesto Aguado Martinez
Telephone: 5625-4900 ext. 3350
Fax: 5625-4900 ext. 2610
E-mail: faguado@inbursa.com

2. The Corporation

2.1 Background and Development of the Corporation
GFInbursa was incorporated in 1985 as a business corporation under the name Promotora Carso, S.A. de C.V. Throughout its existence, the corporation has changed its name several times and has been party to several corporate mergers, spin-offs and acquisitions of companies.

In 1992, GFInbursa was authorized to be transformed into a financial group and, from that date on, the Corporation was renamed Grupo Financiero Inbursa, S.A. de C.V. The corporation has an indefinite duration, and its main office currently are located at Paseo de las Palmas No. 736, Lomas de Chapultepec, Delegación Miguel Hidalgo, México, D.F.; tel: 5625-4900. Currently, GFInbursa is one of the leading Mexican financial groups.

Prior to GFInbursa becoming a financial group, the controlling shareholders of said group participated previously in specialized brokerage through the incorporation, acquisition and/or administration of several financial entities that were later incorporated to the group.

Therefore, GFInbursa's background dates back to 1965 when Inversora Bursátil was incorporated. Inversora Bursátil is the brokerage firm for the financial group and is now a leader in the Mexican market.

The group's members continued to grow in 1984 with the acquisition of Seguros de México from Bancomer. Ten years later, it was renamed Seguros Inbursa, its current name. Seguros Inbursa is one of the most important insurance companies in Mexico.

Subsequently, the Corporation purchased La Guardiana, Compañía General de Fianzas, which had been in existence since 1942. It joined the group under the name Fianzas Guardiana Inbursa.

In order to promote diversified financial services, the group created Banco Inbursa in 1993 as a platform as a complement to the operations of the rest of the companies comprising the group.

In January 1995, two new companies were incorporated to the group: Operadora Inbursa and Servicios Administrativos Inbursa, today Asesoría Especializada Inburnet.

In December 1996, Afore Ibursa was created to manage retirement funds for workers. As a subsidiary of the bank, GFInbursa renders financial services in the emerging social-security market.

In 2000, Seguros Inbursa grew considerably with the acquisition of the Mexican operations of Liberty Mexico Seguros and the creation of Autofinanciamiento Inbursa. Once again, it consolidated ever more the group's strength and orientation towards the service industry.

During 2001, GFInbursa established the bases and infrastructure to begin to selectively offer banking products to the retail market.

In 2002, and continuing its strategy to penetrate the market, GFInbursa, via Seguros Inbursa and Banco Inbursa, launched the Inbursa CT account in Mexico. Said checking account offers interests at rate of the Treasury Bills (the highest yields). This is an example of the benefits that the integration yielded to our clients.

That same year, GFInbursa obtained definitive authorization from the SHCP to operate Salud Inbursa, a subsidiary of Seguros Inbursa dedicated to rendering health and medical insurance to promote the development of preventive medicine.

In 2003, Standards & Poors and Fitch gave Banco Inbursa the investment rating of BBB-, which it currently has. This rating was based upon the high quality of its assets, solid capital base and financial earnings, despite the country's scarce economic growth.

During the first quarter of 2003, the pension section was spun off from Seguros Inbursa in compliance with legal provisions in effect. With this operation, GFInbursa carried out a program to relocate capital that consisted in capitalizing the spin-off company, Pensiones Inbursa, with resources from other group subsidiaries. Therefore, Promotora Inbursa, as a subsidiary of Pensiones Inbursa, was strengthened.

As part of its retail strategy, Banco Inbursa launched new negotiable instruments in the market in 2004. Among these were the EFE credit card, loans for small and mid-size business "InburPyme", car loans "Autoexpress" and mortgage loans "Inburcasa". The main purpose of these instruments is to offer a fixed rate to our clients by taking advantage of the opportunities granted by the availability of long-term, fixed-rate funds. This eliminates the uncertainty created by the volatility of interest rates.

In June 2004, GFInbursa announced its decision to split in order to create IDEAL, a holding company for the new group geared to evaluate, structure, develop and operate infrastructure projects in Mexico and Latin America.

The split was approved by GFInbursa's shareholders' meeting on May 25, 2005; as a result, an initial equity totaling approximately 8.740 billion MXP (par value) was transferred to IDEAL.

On September 15, 2006, Ideal began to list its shares series "B-1", which represent its capital stock in the Mexican Stock Exchange under the ticker symbol "IDEALB1".

Change and growth have been constant and determining factors in GFInbursa's history. The combination of GFInbursa's experience, soundness, creativity and daily effort constantly strengthens its commitment to Mexico to remain one of the country's most important financial groups with mostly Mexican capital.

GFInbursa has diversified its participation in several financial-service sectors and has a strong presence in the insurance, banking and securities sectors. Furthermore, it has an important presence in the financial-services market with respect to social security.

The group's economic growth has allowed it to carry out very ambitious plans, such as the GFInbursa spin-off and the incorporation of IDEAL.

For more information concerning GFInbursa's most important investments, consult the table detailing each subsidiaries' the net worth in Section 3 Financial Information, Item 3.2 Financial Information Related to the Business Activity.

2.2 Business Description

i) Main Activity

GFInbursa is a holding company for financial entities. As such, it is the majority shareholder of the shares of several financial entities, including a full-service bank (business and investment), insurance and bond companies and corporations that render financial services related to social security and asset management, among others.

The main financial institutions controlled by GFInbursa are:

- Banco Inbursa in the banking sector;
- Seguros Inbursa, Pensiones Inbursa, Patrimonial Inbursa and Salud Inbursa in the insurance sector;
- Fianzas Guardiana in the surety sector;
- Operadora Inbursa and Afore Inbursa in the asset-management sector, and Afore Inbursa for financial services related to social security; and
- Inversora Bursátil in the securities-trading sector.

Likewise, the operations of GFInbursa's various subsidiaries are mainly geared towards four business activities: commercial banking; asset management; investment banking; and insurance and bonds.

Commercial Banking*

- $64.882 trillion[3] MXP in credit
- 10% market interest in commercial portfolio
- One of the banks with less receivables which are past due in the finance sector.

Asset Management*

- 1st in life-annuity business
- $344.8 trillion MXP in assets managed

Insurance*

- Largest client-based company in Mexico
- 3rd largest insurance company in Mexico
- 2nd most important investment portfolio

Investment Banking*

- $17.63.8 billion MXP in risk capital
- Active participant in the BMV

* This information has not been audited.

ii) Distribution Channels

Regarding the distribution of its products and in order to offer services to its clients, to December 2006, GFInbursa has a sale force in Mexico comprised of 13,638 agents and an infrastructure based upon the commercial banking and insurance business.

To December 2006, GFInbursa had 90 commercial offices with national coverage. Below is an itemization of the 90 points for client assistance:

- Central Zone: 29
- Southeastern Zone: 25
- Northeastern Zone: 18
- Northwestern Zone: 18

Additionally, Banco Inbursa has a total of 594 ATM machines strategically distributed throughout Mexico.

As alternate channels of distribution, GFInbursa's subsidiaries have two call centers with 826 operators who work 24 hours a day, 365 days a year, and a website mainly aimed at retail strategy. GFInbursa also has a strategic alliance with Telecomunicaciones de México (TELECOMM) to make deposits and withdrawals in more than 1,500 branches in all of Mexico.

iii) Patents, Trademarks, Licenses and Other Agreements

GFInbursa owns the "Inbursa" trademark and the logo:

[LOGO]

The Inbursa trademark and logo have been registered in North America, Central America, South America and before the European Union.

Moreover, the Corporation has entered into trademark use agreements with an indefinite duration with its subsidiaries to allow said subsidiaries to use said trademark.

---

[3] Trillion: 10^{12} [translator's note].

Inbursa's logo and its trademark represent an important asset for the company as well as a means to identify the group as one with prestige within the financial sector.

Additionally, GFInbursa and its subsidiaries have registered several trademarks and commercial advertisements related to the range of products offered to the public.

iv) Principal Clients

The principal market for the companies comprising GFInbursa is constituted by individuals and legal entities in Mexico that require financial services in the banking, securities, asset-management and insurance sectors. Currently, GFInbursa has a client base of over 7.8 million clients.

v) Applicable Law and Tax Situation

GFInbursa and its subsidiaries, as regulated financial institutions, are subject to special legislation, such as the LRAF, LIC, LMV, LGISMS, LFIF, LSI and LSAR, among others. They are also subject to general laws like the LGSM, LGTOC, LFCE, Commerce Code and other provisions issued by competent authorities.

Moreover, GFInbursa and its subsidiaries are subject to the LISR, LIMPAC, LIVA as well as other applicable tax and administrative provisions.

The financial sector is extremely regulated and supervised by several authorities, including the SHCP, BANXICO, CNBV, CNSF and CONSAR, among others. Any amendment to the applicable regulatory laws and provisions may affect the development of GFInbursa and its subsidiaries' business.

vi) Human Resources

Because GFInbursa is solely a holding company, it does not have employees. Nevertheless, through its subsidiaries, as of March 31, 2007, it has 5,135 employees: 9.5% are union workers and the remaining 90.5% are management employees.

GFInbursa does not have a direct relationship with any union since relationships with unions are maintained at the subsidiary level.

It is important to underscore that GFInbursa also has one of the most important sales forces in the country, with 14,002 agents at the close of March 2007.

vii) Environmental Measures

Because GFInbursa is solely a holding company whose assets are comprised of shares in its subsidiaries, it does not have an environmental policy nor does it have certificates or recognitions regarding such. Its subsidiaries also do not require certificates or recognitions in this classification due to the nature of the services which they provide.

viii) Market Information

GFInbursa shares the market with other national and international financial groups that control full-service banks, brokerage firms, auxiliary credit organizations and activities, investment funds, retirement-fund managers, insurance and surety companies and/or limited financial corporations. Therefore, each one of their subsidiaries competes with the financial entities within their field and/or with the financial entitles that provide similar services.

<u>Banco Inbursa's Participation in the Market</u>

The Mexican financial system is highly concentrated. Thirty banks participate therein, and a mere seven banks hold 90.2% of the loan portfolio.

Banco Inbursa is amongst these 7 institutions and has a 10% participation in the commercial credit market at the close of 2006.

Participation in the Market: Commercial Credit (Dec 2006): 10.0% Inbursa
Source: CNBV

Participation in the Market: Net Worth (Dec 2006): 6.9% Inbursa
Source: CNBV

Banco Inbursa is one of the best capitalized banks in Mexico. In 2006, its capitalization index was 25.7%, surpassing the market average of 9.6%. This margin gave Banco Inbursa the opportunity to satisfy financing demands in advance via different and better products.

Capitalization Index
(Dec '06)

	Assets Subject to Credit Risks		**Assets Subject to Global Risks**	
	Inbursa	**Market**	**Inbursa**	**Market**
Basic Capital	29.6%	22.8%	25.5%	15.1%
Net Capital	29.9%	24.3%	25.7%	16.1%

Source: CNBV

Seguros Inbursa's Participation in the Market*
Seguros Inbursa's participation in the main areas of the statements as well as the general balance is shown below:

Participation in Markets: Total Premiums (Dec '06): Inbursa 6%

Participation in Markets: Revenue from Investments (Dec '06): Inbursa 13%

Participation in Markets: Net Earnings (Dec '06): Inbursa 14%

Participation in Markets: Net Worth (Dec '06): Inbursa 12%

Participation in Markets: Investments (Dec '06): Inbursa 12%

Participation in Markets: Reserves (Dec '06): Inbursa 10%
*Source: CNBV
***Includes Inbursa's Insurance, Pensions, Equity and Health**

Participation in Market
For every Business*
(Premiums)

Life (Dec '06): Inbursa 5%

Pensions (Dec '06): Inbursa 3%

Accidents and Illness (Dec '06): Inbursa 5%

Damages (Dec '06): Inbursa 10%

Fire (Dec '06): Inbursa 9%

Earthquakes (Dec '06): Inbursa 12%

Automotive (Dec '06): Inbursa 6%
*Source: CNBV
****Includes Inbursa's Insurance, Pensions, Equity and Health**

Inversora Bursátil's Participation in the Market

There are 31 brokerage firms operating in Mexico, amongst which is Inversora Bursátil. During 2006, Inversora Bursátil placed 92.1 trillion MXP in short-term stock-market certificates.

The securities deposited totaled $3,485,594 billion MXP to December 2006, which is equivalent to 37.2% of the Gross Domestic Product. Inversora Bursátil brokered 40.7% of these securities

Participation in Markets: Securities Deposited (Dec '06): Inbursa 41%

Participation in Markets: Revenue from Commissions (Dec '06): Inbursa 10%

Participation in Markets: Operating Earnings (Dec '06): Inbursa 17%

Participation in Markets: Net Earnings (Dec '06): Inbursa 12%

Source: CNSF

Operadora Inbursa's Participation in the Market

During 2006, the number of investment companies totaled 424; whereby 129 correspond to investment companies with variable revenue (27.2%), 115 correspond to bonds for individuals (24.3%), 73 of the bonds for legal entities (15.4%), 137 multi-series bonds (28.9%) and 20 for capital investment (4.2%).

There are 112 investment funds in the Mexican market and GFInbursa, through Operadora Inbursa, controls nine of the most important funds. These funds together are the most important in the market in terms of the amounts of the investments, net worth and revenue. Moreover, they offer better yields to their clients.

It is important to underscore that Operadora Inbursa also participates in the bonds market for both individuals and legal entities.

Participation in Markets 1: Net Worth (Dec '06): Inbursa 6%

Participation in Markets 1: Revenue (Dec '06): Inbursa 11%

Participation in Markets 2: Investments in Variable-Earning Instruments (Dec '06): Inbursa 22%

Participation in Markets 3: Investments in Bonds (Dec '06): Inbursa 2%

Inbursa Offers the Best Yields in Dollars
Over the Last 24 Years
(March '81-Dec '06)**

Inbursa 21.9%
Price Index 15.9%
Dow Jones 10.3%
Treasury Bills 8.4%
Inflation 2.8%

Source: CNSF
**This information has not been audited.
1. Includes Fonibur, IGLOBAL, Inbursa, SINBUR, Dinbur1, Dinbur2, INBURLP, INBUCOB, INBUREX.
1. Includes Fonibur, IGLOBAL, Inbursa, SINBUR.
1. Includes Dinbur1, Dinbur2, INBURLP, INBUCOB, INBUREX.

Grupo Financiero Inbursa's Competitive Advantages

GFInbursa bases its operation on five basic principles that have allowed it to lead the Mexican financial market in terms of solvency and profitability.

- Solid capital base
- Strict subscription of risks
- Cost efficiency
- Diversified revenue base
- Professional service and top quality

Solid capital base*

Dec '06	Inbursa	Market
Capitalization (Bank)	25.7%	16.1%
Reserves/Premiums (Insurance and Pensions)	3.14	1.72

Strict subscription of risks*

	Dec '06	Inbursa
C.V./C.T.(Bank)	0.9%	1.9%
Combined Index (Insurance and Pensions)	95.3%	98.2%

Diversification Based Upon Revenue

Net Income* (Jan '06- Dec '06)
- Insurance 57.6%
- Bonds 11.9%
- Commercial Banking 4.0%
- Asset Management 6.1%
- Investment Banking 20.4%

Cost Efficiency*

Dec '06	Inbursa
Op Acc/Other Revenue Financial Margin (Bank)	66.6%
Op Acc Withheld Premiums (Insurance and Pensions)	12.2%

Professional Service and Top Quality*

- Guaranties (insurance)
- Reply given in 2 weeks (Corporate Banking)
- 22% Past Yields for Fondo Inbursa
- Efficient response time
- Personalized attention
- Products according to the clients' needs

*Information has not been audited.

ix) Corporate Structure
GFInbursa is comprised of the following financial institutions:

- 100% Banco Inbursa N.W. 24,176*

  94% Afore Inbursa N.W. 1,111*
  100% Inmobilidaria Inbursa N.W. 868*
  84% Sinca Inbursa N.W. 2,863*

- 99.99% Operadora Inbursa N.W. 563*

- 100% Finanzas Guardiana Inbursa N.W. 1,091*

- 100% Seguros Inbursa N.W. 3,619*

  100% Patrimonial Inbursa N.W. 392*
  100% Salud Inbursa N.W. 118*

- 100% Inversora Bursátil N.W. 2,009*

- 100% Arrendadora Inbursa N.W. 77*

- 99.99% Pensiones Inbursa N.W. 3,071*

- 87% Promotora Inbursa N.W. 1,009*

GFInbursa has equity in other financial and non-financial subsidiaries. Only the most important subsidiaries are detailed above.

* N.W. Net Worth expressed in million MXP of spending power in December 2006.

x) Description of Principal Assets
Pursuant to the classification of GFInbursa as highly activity business, its principal assets are:

Loan Portfolio
Loans may be registered as an asset from the date in which the funds are available. When the redemption of a loan (except for consumables and housing) or of any accrued interests is not paid at their maturity date, the entire principal and interest (outstanding balance) is transferred to past-due loans the day after maturity. On the other hand, the consumer and mortgage portfolio is registered as receivables as of the 90th past due date. GFI's total loan portfolio is equivalent to 60.4% of all its assets.

The established loan policies are geared towards corporate financing and particularly for institutions that form part of a consortium having recognized commercial and economic solvency and that strictly comply with the current legislation. The policies established for loans to consumers and mortgages are geared towards individuals.

Loan Portfolio

Millions of MXP with spending power to December 2006	2004	2005	2006	% var 2006 vs 2004	% var 2006 vs 2005
PERFORMING LOANS					
Business Loans	54,053	51,565	52,659	-2.6%	2.1%
Loans to Financial Organizations	867	1,130	5,682	555.5%	402.8%
Consumer Loans	3,082	3,572	4,008	30.0%	12.2%
Housing Loans	612	894	930	52.0%	4.0%
Loans to Governmental Organizations	0	0	756	N.A.	N.A.
TOTAL PERFORMING LOANS	**58,613**	**57,161**	**64,035**	**9.3%**	**12.0%**
PAST-DUE LOANS					
Business Loans	344	307	336	-2.4%	9.4%
Loans to Financial Organizations	0	0	0	N.A	N.A.
Consumer Loans	7	92	177	2330.1%	92.4%
Housing Loans	10	55	85	716.9%	54.5%
TOTAL PAST-DUE LOANS	**362**	**454**	**598**	**65.1%**	**31.7%**
PREVENTIVE ESTIMATE FOR CREDIT RISKS	**-6,807**	**-7,760**	**-8,856**	**30.1%**	**14.1%**
TOTAL NET LOAN PORTFOLIO	**52,168**	**49,855**	**55,777**	**6.9%**	**11.9%**

Investment in Securities

The registry and appraisal of investments in securities is subject to the following guidelines:

- Negotiable instruments

Initially, these are registered at their purchase price and are appraised according to their reasonable value using the prices given by the price supplier. This appraisal is accounted for in the fiscal year's financial balances.

- Instruments available for sale

Initially, these are registered at their purchase price and are appraised according to their reasonable value using the prices given by the price supplier. The accruement of the debt's yields is accounted for in the fiscal year's financial balances.

- Instruments held until maturity

Bonds that, by disposition of or authorization from CNBV, are classified as held until maturity are registered initially at their purchase price, and the maturity of their yields is accounted for in the fiscal year's financial balances.

Investment in Securities

million of MXP with spending power to December 2006	2004	2005	2006	% var 2006 vs 2004	% var 2006 vs 2005
Negotiable Instruments	18,989	5,490	8,422	-55.6%	53.4%
Securities available for sale	2	0	0	N.A.	N.A.
Securities held until maturity	3,410	3,371	1,599	-53.1%	- 52.6%
TOTAL INVESTMENT IN SECURITIES	**22,401**	**8,861**	**10,021**	**-55.3%**	**- 13.1%**

The investment in shares in the following companies has been appraised by the ownership method based upon the companies' audited financial statements. Said companies financial earnings and their net worth are registered in GFInbursa's accounting proportional to its shareholding therein.

The entries comprising this section are:

Permanent Investments in Shares

Millions of MXP with spending power to December 2006	2004	2005	2006	% var 2006 vs 2004	% var 2006 vs 2005
Seguros Inbursa	2,935	2,871	3,618	23.3%	26.0%
Fianzas Guardiana Inbursa	879	820	1,091	24.1%	33.0%
Inbursa Siefore	835	483	660	-21.0%	- 36.6%
Sinca Inbursa	2,020	2,545	2,360	16.8%	-7.3%
Pensiones Inbursa	10,103	2,604	3,071	N.A.	- 17.9%
Promotora Inbursa	696	64	72	N.A.	- 12.5%
Other Investments	361	590	830	129.9%	40.7%
TOTAL PERMANENT INVESTMENTS IN SHARES	**17,829**	**9,977**	**11,702**	**-34.4%**	**- 17.3%**

The aforementioned assets represent GFI's principal assets. The following table shows its equity interest with respect to the group's total assets:

	2004	2005	2006
Net Past-Due Loans	47.7%	55.7%	60.4%
Investments in Securities	20.5%	9.9%	10.9%
Permanent Investments in Shares	16.3%	11.1%	12.7%
Main Assets as a Percentage of the Group's Total Assets	**84.5%**	**75.7%**	**84.0%**

xi) Judicial, Administrative and Arbitration Proceedings

The present legal proceedings related to GFInbursa and its subsidiaries are normal proceedings derived from the Corporation's daily operations. There is no proceeding that could have a significant impact on operating balances and specifically on GFInbursa's or its subsidiaries' financial position or that could affect GFInbursa in light of the sole liability agreement. Likewise,

GFInbursa does not fall under any of the hypothetical cases set forth in Articles 9 and 10 of the Bankruptcy Law.

xii) Shares Representing the Capital Stock

To December 31, 2006, GFInbursa's outstanding capital stock was comprised of 3,000,152,564 series-O shares with a par value of $0.827421620821 each.

On May 25, 2006, GFInbursa's shareholders' meeting approved a split in the corporation to create IDEAL. By virtue thereof, GFInbursa reduced its authorized capital stock to the amount of $2,593,825,262.30 without reducing the number of outstanding shares.

GFInbursa's outstanding shares during the last three years are comprised as follows:

Number of Shares	**2004**	**2005**	**2006**
Outstanding Shares	3,000,152,564	3,000,152,564	3,000,152,564
Shares in Treasury	134,676,400	134,676,400	134,676,400
Total Shares	**3,134,828,964**	**3,134,828,964**	**3,134,828,964**

ix) Dividends

GFInbursa's General Ordinary Shareholder's Meeting held on April 13, 2005 and April 20, 2006, respectively, approved a new dividend payment of $0.30 per share regarding 3,000,152,564 outstanding shares. Therefore, the total dividend payment amount totaled $900.046 million MXP nominally.

GFInbursa's General Ordinary Shareholder's Meeting held on April 26, 2007 approved the payment of a new dividend of $0.40 per share regarding 3,000,152,564 outstanding shares. Therefore, the total dividend payment amount was more than $1.200.061 billion MXP nominally.

There is no dividend payment policy established for GFInbursa or its subsidiaries. Each year, the general shareholders' meeting approves GFInbursa's financial statements and determines the amount that must be placed at the disposal of the meetings and/or board of director's in order for such to be allotted, totally or partially, pursuant to the terms established by such.

3.- Financial Information

3.1- Selected Financial Information

Summary of the Financial Information
(December 2006)

	Under CNBV Rules				Under US GAAP Rules [2]			
Assets	**2004 mill MXP**	**2005 mill MXP**	**2006 mill MXP**	**% Var ('05 vs '06**	**2004 mill USD**	**2005 mill USD**	**2006 mill USD**	**% Var ('05 vs '06)**
Group	**109,323**	**89,501**	**92,302**	**3.1%**	**12,117**	**10,970**	**11,435**	**4.2%**
Banco Inbursa	93,361	80,664	80,981	0.4%	7,771	7,145	7,219	1.0%
Pensiones Inbursa	24,987	16,837	17,080	1.4%	2,588	1,731	1,748	-1.0%
Seguros Inbursa	19,588	21,474	22,525	4.9%	1,692	1,989	2,163	8.8%
Operadora Inbursa	567	605	671	10.9%	48	55	62	13.6%
Inversora Bursátil	1,377	1,771	2,342	32.2%	115	160	217	36.0%
Fianzas Guardiana	1,237	1,194	1,566	31.1%	97	102	138	35.4%

Net Worth[1]	**2004 mill MXP**	**2005 mill MXP**	**2006 mill MXP**	**% Var ('05 vs '06**	**2004 mill USD**	**2005 mill USD**	**2006 mill USD**	**% Var ('05 vs '06)**
Group	**40,562**	**33,441**	**35,106**	**-5.0%**	**3,495**	**3,236**	**3,468**	**7.2%**
Banco Inbursa	24,843	24,879	24,176	-2.8%	1,827	2,063	2,044	-0.9%
Pensiones Inbursa	10,101	2,604	3,071	18.0%	954	348	391	12.4%
Seguros Inbursa	2,935	2,872	3,619	26.0%	487	544	643	18.1%
Operadora Inbursa	519	521	563	8.1%	44	47	52	10.9%
Inversora Bursátil	1,186	1,503	2,009	33.7%	99	135	186	37.3%
Fianzas Guardiana	879	820	1,091	33.0%	78	78	100	28.3%

Net Result[1]	2004 mill MXP	2005 mill MXP	2006 mill MXP	% Var ('05 vs '06	2004 mill USD	2005 mill USD	2006 mill USD	% Var ('05 vs '06)
Group	**5,751**	**3,034**	**2,513**	**-17.2%**	**672**	**419**	**315**	**-24.7%**
Banco Inbursa	1,406	1,077	92	N.A.	204	192	80	-58.5%
Pensiones Inbursa	2,822	611	478	-21.8%	276	65	43	-34.0%
Seguros Inbursa	712	573	954	66.5%	85	82	95	15.8%
Operadora Inbursa	181	228	151	33.8%	17	21	16	-25.6%
Inversora Bursátil	373	326	507	55.5%	36	32	52	63.5%
Fianzas Guardiana	249	200	296	48.0%	18	21	27	31.4%

[1] The figures corresponding to the Grupo Financiero and Banco Inbursa do not include minority interest.
[2] The figures have not been audited and were filed under US GAAP.
[3] As of 2006, the earnings of Seguros and Pensiones (Insurance and Pensions) are included.

Infrastructure

	2005	2006
Customers	6.4 mill	7.4 mill
ATMs	560	594
Employees	4,473	4,993
Commercial Offices	87	90
Sales Force	12,035	13,638
Call Center (Positions)	600	826
Service Points	1,753	2,231

3 All amounts presented in statistics and under the US GAAP refer to numbers not audited.

NET WORTH[2]
(CNBV NIF mill MXP)

2004	**40,562**
2005	**33,441**
2006	**35,106**

NET WORTH
(US GAAP mill USD[1])

2004	**3,495**
2005	**3,236**
2006	**3,468**

- In May 200 and 2006, 900 million MXP (par value) was paid as dividends for each fiscal year.
- In June 2005, a spin off of IDEAL was carried out for $8.79 billon MXP (par value).

NET PROFIT
(CNBV NIF mill MXP)

2004	**5,751**
2005	**3,034**
2006	**2,513**

NET PROFIT
(US GAAP mill USD[1])

2004	**672**
2005	**419**
2006	**315**

- During 2004, an extraordinary income was recorded that totaled 2.107 billion MXP originating from the valuation of CPO's from Televisa after the corporate restructure of Grupo Televicentro.

SIGNIFICANT FIGURES

	INBURSA	**Market Average**
Capitalization Rate **(Bank)**	25.7%	16.1%
Past Due Loans/Loans Portfolio **(Bank)**	0.9%	1.9%
Reserves/ Past Due Loans **(Bank)**	14.8	2.1
Combined Index **(Insurance and Patrimonial)**	95.3%	98.2%
Reserves/ Premiums **(Insurances and Pensions)**	3.14	1.72

Spending Power in MXP December 2006	**2004**	**2005**	**2006**
Financial Margin (Millions of MXP)	1,769	3,320	3,294
Profit Per Share (MXP)	1.9169	0.9678	0.7991
Dividends Per Share (MXP per share)	0.30	0.30	0.30
Depreciation and Amortization (Millions of MXP)	118	214	154

constant Millions of MXP	**2005**	**2006**	**% var**
Administered Assets	820,086	1,099,924	34%
Deposited Assets	1,004,952	1,416,100 .0	41%

*Figures have not been audited; however, they are filed under US GAAP.
*Does not include minority interest.
* Information has not been audited

3.2 Financial Information Related to the Business Activity, Geographic Zone and Sales from Exportation

GFInbursa mainly carries out in four different business activities: commercial banking, asset management, investment banking and insurance and bonds.

NET PROFIT PER LINE OF BUSINESS (JAN-DEC '06)

Insurance 57.6%
Bonds 11.9%
Commercial Bank 4.0%
Asset Management 6.1%
Investment Bank 20.4%

The following table sets forth the most important balances for collection and fund securing for each one of GFInbursa's companies.

	SECURING				
	Net Worth	Debt	Reserves	Deferred Taxes	Other Liabilities
Banco Inbursa	24,176.0	51,569.0	8,856.0	442.0	5,058.0
Seguros Inbursa	3,619.0	-	16,686.0	787.0	1,433.0
Pensiones Inbursa	3,071.0	-	13,819.0	11.0	179.0
Inversora Bursátil	2,009.0	41.0	-	129.0	168.0
Operadora Inbursa	563.0	-	-	86.0	21.0
Fianzas G-Inbursa	1,009.0	-	219.0	20.0	235.0
Others	589.0	-	0.0	-	0.0
TOTAL	**35,118.0**	**51,510.0**	**39,580.0**	**1,475.0**	**7,049.0**

	PLACEMENT (Mil. MXP)				
	Investment* Portfolio	Loans Portfolio	Fixed Income and Money Market	Fixed Assets	Other Assets
Banco Inbursa	3,652.0	64,822.0	19,477.0	625.0	1,411.0
Seguros Inbursa	4,086.0	550.0	11,771.0	1,243.0	4,875.0
Pensiones Inbursa	3,921.0	-	13,049.0	-	110.0
Inversora Bursátil	1,971.0	-	125.0	35.0	216.0
Operadora Inbursa	576.0	-	65.0	-	30.0
Fianzas G-Inbursa	16.0	52.0	1,105.0	76.0	316.0
Others	0.0	(792.0)	0.0	0.0	1,394.0
TOTAL	**14,222.0**	**64,632.0**	**45,592.0**	**1,979.0**	**8,352.0**

*: Includes shares and investments in other subsidiaries (i.e. Sinca, Afore...)

In June 2005, a merger was formalized that totaled $9,291 million MXP of GFInbursa's net worth and the creation of a new financial group geared towards the development of human resources in Mexico and Latin America, currently named IDEAL. At the close of 2006, the net worth of GFInbursa was $35.106 billion MXP, which signified a 5% increase with respect to 2005. The net worth of GFInbursa would have increased by 8%, if a dividend of $924 million MXP would not have been paid in May 2006.

During 2006, GFInbursa registered a net profit of $2.513 billion MXP compared to $3.034 billion MXP from the previous year. This decrease is explained mainly due to the losses registered by the long-term position at a fixed rate through swaps, the steeper cost of acquisition resulting from the greater number of clients in the business of pension fund management and banking as well as a greater creation of reserves.

Net Profit

Millions of MXP with spending power of December 2006	2004	2005	2006	% var 2006 vs 2004	% var 2006 vs 2005
Banco Inbursa	1,406	1,077	92	N.A.	N.A.
Pensiones Inbursa	2,822	611	478	N.A.	-21.8%
Seguros Inbursa	712	573	954	34.0%	66.5%
Operadora Inbursa	181	228	151	-16.6%	-33.8%
Inversora Bursátil	373	326	507	35.9%	55.5%
Fianzas Guardiana	249	200	296	18.9%	48.0%

Net Worth

Millions of MXP with spending power of December 2006	2004	2005	2006	% var 2006 vs 2004	% var 2006 vs 2005
Banco Inbursa	24,483	24,879	24,176	-1.3%	-2.8%
Pensiones Inbursa	10,101	2,604	3,071	N.A.	17.9%
Seguros Inbursa	2,935	2,872	3,619	23.3%	26.0%
Operadora Inbursa	519	521	563	8.5%	8.1%
Inversora Bursatil	1,189	1,503	2,009	69.4%	33.7%
Fianzas Guardiana	879	820	1,091	24.1%	33.0%

3.3 Information about Relevant Loans

There is no information to report under this heading, since GFInbursa is a financial holding company for financial institutions and is restricted in acquiring liabilities pursuant to LRAF. Any loans borrowed by its subsidiaries are irrelevant and were not borrowed during normal business operations.

*Information not audited.
*Does not include minority interest.

3.4 Comments and Analysis of the Administration about the Issuer's Operation Results and Financial Situation

Earnings for Banco Inbursa
US GAAP
Net Profit

	Jan-Dec 06 mill USD	Jan-Dec 05 mill USD
Net Profit CNBV GAAP	**8.1**	**95.3**
Adjustments by Monetary Position	73.2	57.2
Adjustments by Deferred Losses	(2.6)	39.5
Others	1.0	0.3
Net Increases	71.6	97.0
Net Profits US GAAP	**79.7**	**192.3**

Two thousand and six (2006) was a positive operational year for Banco Inbursa, whereby the loan portfolio reflected an increase of 12% and the income from commissions grew 28%. However, the reduction of the interest rates in the Mexican market contributed to the fall in the revenue from interests and there were losses from the appraisal of the long-term fixed rate liabilities. Therefore, the net profit for Banco Inbursa was $101 million of MXP.

The net profits under US GAAP were $79.8 million dollars compared to $192.3 million dollars from the previous year. The difference between the CNBV and the US GAAP may be explained by the adjustment in the monetary position.

	Jan-Dec 06 mill USD	Jan-Dec 05 mill USD
Net Worth **CNBV NIF**	2,117.5	2,246.0
Adjustments by Intermediation	36.6	0.0
Deferred Taxes	179.8	-169.6
Derivatives	-239.9	4.9
Others	-50.0	-22.0
Net Worth US GAAP *	**2,044.0**	**2,059.3**

The net worth at the close of December 2006 was $2.044 billion US dollars under US GAAP, while under the CNBV accounting rules it totaled $2.118 billion of US dollars. The difference may be explained by the deductions of the differed taxes in the amount of $240 million US dollars and an increase in deferred taxes for $180 million dollars.

*The figures have not been audited and were filed under US GAAP.

Banco Inbursa's loan portfolio increased by 12% in 2006 and totaled 64.822 billion MXP. It is important to mention the 14.3% increase in the loans for consumables as a result of the larger client base, which grew from 129,256 clients at the close of 2005 to 332,719 in 2006.

During 2006, preventive reserves for $1.52 billion MXP were created. This permitted an accumulation of $8.856 billion MXP or 14.1% increase from the previous year.

Coverage	
Inbursa	**14.8**
Market Average	**2.1**

Past Due Index	
Inbursa	**0.9%**
Market Average	**1.9%**

Clients from Loans for Consumables	
2005	**129,256**
2006	**332,719**

Retail Securing Inbursa CT (Billion MXP)	
2005	**25,140**
2006	**27,259**

The deposits payable immediately registered an increase equivalent to 8.4% during the year; representing close to 53% of the total deposits. This result can be explained by an increase in the deposits of the Inbursa CT account for individuals, which represented 88% of the total deposits.

Bases for Deposits

	2005		**2006**
PRLV	45.7%	**PRLV**	42.2%
Bank Loan	4.4%	**Bank Loans**	4.9%
Deposits Payable Immediately	49.9%	**Deposits Payable Immediately**	52.9%

Banco Inbursa is one of the best capitalized banks in Mexico. Its capitalization index is 25.7%. This is a favorable outcome evidences not only its soundness, but also the capacity of the bank to participate in the growth of the Mexican credit market, principally in infrastructure, credit portfolio and loans for consumables.

BANCO INBURSA'S SUBSIDIARIES

Afore Inbursa

In 2006, Afore Inbursa earned $968.3 million of MXP as income from commissions; which is 45.1% more than the previous year. This earning may be explained mainly by a 33.3% increase in the assets administered and an 11.6% increase in the affiliate base.

Affiliates*

2004	2,510,861
2005	3,252,331
2006	3,630,280

The assets administered increased from $64,590 million MXP in 2005 to $85,125 million MXP in 2006. It is important to underline that Afore Inbursa is the third largest company that manages assets. Its participation in the market increased from 10.6% to 11.9% in 2006; therefore, closing the year with 377,949 more affiliates than in 2005, resulting in a total of 3,630,280.

Accumulated Balance Marker*
(%)

2004	31%
2005	36%
2006	37%

The active workers increased by 16.9%; therefore, resulting in 37.4% in the index of active workers / affiliates, compared to 35.7% for the same period of the previous year.

In 2006, the net profit for Afore Inbursa totaled $148.3 million MXP compared to $26.5 million MXP at the close of 2005. This result may be explained by greater revenue from commissions originating from an increase in affiliates and a greater spending power.

Commission Equivalents

Afore	%
Inbursa	1.53%
Market Average	2.43%

Source: Consar

Administered Assets (constant million MXP to Dec. '06)		Net Worth* (constant million MXP to Dec. '06)	
2004	41,776	2004	901.0
2005	64,590	2005	737.9
2006	86,125	2006	1,110.7

*All amounts set forth in the foregoing statistics refer to figures that have not been audited.

Sinca Inbursa

Through December 2006, SINCA Inbursa did not carry out any disinvestment operations; therefore the net profit was supported basically by its participation in the earnings of the companies in the amount of $224.3 million MXP. The net worth increased from $2.560 billion MXP at the close of 2005 to $2.802 million at the close of 2006.

During 2006, two significant investment operations were made in which Sinca acquired 9.45% of Grupo IDESA, a company in the petrochemical business and 49% of Laboratorio Médico Polanco, a company whose principal activity is providing laboratory testing services. Both of which had significant growth in the last years.

In March 2006, Sinca initiated operations with the company Concesionaria Vuela Compañía de Aviación, S.A. de C.V., in which it has a 25% interest and that operates under the trademark Volaris. In this investment, Sinca Inbursa accompanies Grupo Televisa, Grupo Taca and the investment fund called Discovery Américas.

The total investment portfolio for Sinca Inbursa at the close of 2006 totaled $3.090 billion MXP, with liquid assets of $930 million MXP; thus continuing with leadership in the market and keeping its commitment with the talent of Mexican entrepreneurs in search of continuous opportunities that allow participation in the growth and development of Mexico by supporting high-yielding projects. The possibility of growth of these companies is very encouraging. Sinca is continuing to work in supporting business initiatives and creating synergies with the aforementioned companies.

There are companies within Sinca Inbursa that have outstanding brokers who participate in the market, which contribute to an accelerated development in fields with great possibilities, such as health, education, entertainment, transport and technology.

Company	Description	Shareholding %	Date of Acquisition	Investment and Cost	%
ITM	Transportation	8.25%	Nov. 05	1,075,800	61.0%
Controladora Vuela	Airline	25.00%	Oct. 05	337,724	19.1%
Grupo ACIR	Communications	20.00%	Aug. 96	93,679	5.3%
Grupo IDESA	Petrochemical	9.45%	Aug. 05	93,623	5.3%
Others				72,235	4.1%
Laboratorio Medico Polanco	Health	49.00%	Aug. 05	47,030	2.7%
Pure Leasing	Leasing	35.00%	Jan. 06	43,664	2.5%
TOTAL				**1,763,755**	**100.0%**

Sinca Inbursa's investments are registered at acquisition value and their contribution to the earnings is calculated by the ownership method. This method takes into consideration payment, as the case may be, of the commercial credit.

Sinca's investments during the fiscal year 2007 include:

a) The subscription of an increase to the capital stock of Pure Leasing, S.A. de C.V.

Seguros Inbursa and Patrimonial Inbursa
US GAAP

	Jan-Dec '06 mill USD	Jan-Dec '05 mill USD
Net Profit **CNSF GAAP**	90.2	51.7
Reserve Adjustments	19.0	4.6
Investment Adjustments	0.5	(48.5)
Deferred Taxes	5.3	(5.1)
Deferred Acquisition Cost	0.0	(17.1)
Monetary Position Adjustments	(46.3)	(36.0)
Others	28.5	132.6
Net Increase	7.0	30.5
Net Profit **US GAAP**	**97.2**	**82.2**

Combined premiums for Seguros and Patrimonial Inbursa totaled $10.367 billion MXP in 2006, which represented an increase of 8.8% if compared to the same period for the same year. In this regard, the premiums for life, accidental and health, car and damage insurance increased by 10.8%, 8.3%, 5.3% and 6.1% respectively, as a result of the larger client base. The number of clients grew from 4,812,151 in 2005 to 5,431,510 clients in 2006.

Net Worth	Jan-Dec '06 mill USD	Jan-Dec '05 mill USD
Net Worth **CNSF NIF**	398.5	245.8
Asset Adjustments	80.0	57.9
Deferred Acquisition Cost	73.9	68.3
Fixed Assets	(54.1)	(41.1)
Others	60.2	23.3
Reserve Adjustments	457.1	444.3
Deferred Taxes	(301.0)	(236.8)
Others	(8.2)	27.6
Net Increase	307.9	285.6
Net Worth **US GAAP**	**706.4**	**581.5**

Under US GAAP, Seguros Inbursa and Patrimonial Inbursa's combined net worth was $706.4 million dollars, compared to $398.9 million dollars obtained by using Accounting principles of CNSF. This difference may be explained fundamentally by a complete positive effect of $537.1 million dollars under sections on adjustments to assets, reserves and others, compensated by a deduction of $309 million dollars from adjustments to deferred taxes and others.

Seguros Inbursa and Patrimonial Inbursa's combined earnings totaled $975 million MXP, which meant a 73% increase from 2005. Under US GAAP, the combined net earnings were $97.2 million dollars, $15 million dollars more than the figure obtained during the same period the previous year, and an additional $7 million dollars that were registered under Accounting principles of CNSF. This difference in results may be explained fundamentally by the reversion of the reserves, investments, deferred taxes and other adjustments for a total of $53.3 million dollars, as well as the deduction in the monetary position in the amount of $46.3 million dollars.

Itemization of the Total Premiums Per Line of Business (2006)

Acc. & Ill.	12.7%
Damages	28.6%
Car	24.0%
Life	34.7%

Total Premiums

(million MXP constant to Dec. '06)

2005	9,528
2006	10,367

Selected Indicators

INDICATORS	Jan-Dec 2006	Jan-Dec 2005	MARKET AVERAGE 2006
Investments/Assets*	89.5%	86.2%	79.7%
Reserves/Premiums*	3.14	3.16	1.72
Combined Index*	95.3%	93.7%	98.2%

The combined index for both insurance companies was 95.3%, which includes the cost of operation, acquisition and accidents regarding the withheld premiums.

*Includes Patrimonial Inbursa

Pensions Inbursa
US GAAP*
Net Profit

	Jan-Dec '06 mill USD	Jan-Dec '05 mill USD
Net Profit **CNSF GAAP**	284.0	235
Investment Adjustments	(71.1)	132.8
Reserves Adjustments	176.7	175.4
Deferred Taxes	(75.2)	(94.2)
Others	77.0	(101.1)
Net Increase	107.4	112.9
Net Profit **US GAAP**	**391.4**	**348.0**

Under US GAAP, the net worth was $391 million dollars, compared to $398.9 million dollars compared to $284 million dollars according to accounting principles of CNSF. This difference may be explained fundamentally by the positive effects in the adjustment of the reserves and others in the amount of $243.6 million dollars, compensated by equivalent deductions of $146.3 million dollars originating from the adjustments to the investments and deferred taxes.

Significant Numbers

mill Ps	2006	2005
Total Premiums	172.5	600.6
Reserves	(95.6)	239.7
Acquisition Costs	(9.5)	(51.5)
Technical Profits	(529.7)	(478.9)
Investment Earnings	1,059.5	1,061.6
Repo	(631.8)	(501.6)
Subsidiaries' Ownership	102.5	306.2
Net Profit	477.5	610.5
Assets	17,079.8	16,819.7
Investments	16,0963.4	16,694.1
Reserves	13,880.5	14,047.6
Net Worth	3,070.8	2,601.2

The net worth of Pensiones Inbursa totaled $3,070.8 billion MXP under the accounting rules of CNSF, 18% more than if compared to 2005.

Operadora Inbursa

The funds managed by Operadora Inbursa totaled $37.7739 billion MXP at the close of 2006, which represents a 22.7% increase.

Debt Securities
(Fixed Income)

Dinbur $4.7154 billion MXP

Variable 0%
Fixed Income 100%

Inburex $9.3183 MXP

Variable 0%
Fixed Income 100%

Shares, Bonds and Money Market
(Variable Income)

Fondo Inbursa $6.8177 Bill MXP	Fondo Inbursa $5.8661Bill MXP	Fonibur $10.7158 trill MXP
Fixed Income 32%	**Fixed Income 44%**	**Fixed Income 28%**
Variable Income 68%	**Variable Income 56%**	**Variable Income 72%**

I

Investment funds in debt securities (Inburex), which totaled $9.318 billion of MXP, had a 7.04% average annual yield. This translated into 89 points over the market average. At Dinbur the assets managed totaled $4.7154 billion MXP, with 152 base points more than the competition. Moreover, the variable income fund IGLOBAL with a portfolio of $5.8661 million MXP, registered annual yields of 36.9%. This figure represents a difference of 834 base points over the market average.

As of January 1st, 2006, Operadora Inbursa earned a commission for services rendered to Inversora Bursátil and Banco Inbursa equivalent to 45% of the income per commission that Operadora Inbursa earns for fund management. The amount paid in 2006 totaled $116 million MXP, whereby 93% was granted to Inversora Bursátil and the remaining 7% to Banco Inbursa.-

Annual Average Yield in dollars from March 31, 1981 to December 31, 2006


21.9%
15.9%
10.3%
8.4%
2.8%
Fondo Inbursa
IP y C
Dow Jones
Cetes
Inflación

Annualized Yield from January to December 2006

FUND	Annualized Yield: Inbursa	Annualized Yield: Average Market
DINBUR	6.16%	4.64%
INBUREX	7.04%	6.15%
INBURSA	28.81%	28.52%
FONIBUR	26.82%	28.52%
IGLOBAL	36.86%	28.52%

Earnings for Inversora Bursátil

In 2006, Inversora Bursátil reported profits of $506.8 million MXP in 2006, 55.6% more than $326 in 2005. This earning may be explained fundamentally by the large volume of the Mexican stock market and the revenue from service rendering to Operadora Inbursa in the amount of $108 million MXP.

The assets in deposit registered a 41% increase in order to be placed at $1.417 billions of MXP.

Inversora Bursátil's net worth increased 33.7% this year, which grew from $1.503 million MXP in 2005 to $2.010 million in 2006.

Billion	2006	2005
Operational Earnings	689	449
Revenue from Interests	3,284	4,488
Net Profit	507	326
Total Assets	2,342	1,771
Investment Portfolio	1,921	1,477
Net Worth	2,010	1,503
Assets Deposited	1,417,015	1,004,925

Earnings for Fianzas Guardiana Inbursa

In 2006, Fianzas Guardiana Inbursa reported premiums for $551.2 million MXP, which is equivalent to $86.9 million MXP more than in 2005 that totaled $464.3 million MXP.

In 2006, Fianzas Guardiana Inbursa reported profits for $296.3 million MXP compared to $199.4 million MXP obtained during the same period the previous year.

mill Ps	2006	2005
Total Premiums	551.2	464.3
Technical Profits	236.4	195.3
Investment Earnings	13.2	14.7
Repo	(40.5)	(27.3)
Net Profit	296.3	199.4
Total Assets	1,565.0	1,192.4
Investments	1,243.8	998.7
Reserves	219.0	218.8
Net Worth	1,090.6	819.0

3.4.1 Operation Results

This section is completely set forth in section 3.4 "Comments and Analysis of the Administration about the Issuer's Operation Results and Financial Situation".

3.4.2 Financial Situation, Liquidity and Capital Resources

Policies that Govern the Treasury

The Corporation invests its cash surplus in deposits and investments in banks with good credit ratings.

The cash and temporary investments are kept in MXP or dollars depending upon the investment requirements and the liquidity needs for each subsidiary based upon its cash flow and debt structure.

Significant Investments in Capital
To the date hereof, the Corporation does not have any significant investments in capital.

This section is completely set forth in section 3.4 "Comments and Analysis of the Administration about the Issuer's Operation Results and Financial Situation".

3.4.3 Internal Control

Since the Corporation is a pure holding corporation, it does not have nor will have employees or its own personnel. According to the rules of internal control, the Corporation shall be permanently supervised by the internal comptroller and audit departments of Seguros Inbursa, which shall verify, analyze and correct, as the case may be, any deviation from the operations approved by the Board of Directors and/or Office of the CEO and its registry, as well as in regard to the applicable general accounting guidelines, criteria and principles.

The external auditors shall study and evaluate the internal control system in order to audit the financial statements and issue their report with suggestions about these controls in a timely manner.

The members of the Audit Committee were ratified by the general ordinary shareholders' meeting of the Company during its session held on April 26, 2007. This committee is in charge, among other issues, of verifying the implementation of internal control systems so that the transactions by the Corporation are carried out and registered according to the stipulations of the administration and the current NIF in Mexico and that the operations of the Corporation comply with the current legislation.

In compliance with Article 28, subsection III of the LMV, the Board of Administration of the Corporation during its session held on October 23, 2006, approved the Guidelines for Internal Control and Internal Audit of the Corporation and its subsidiaries. These guidelines take into consideration (i) the objectives, policies and guidelines for the internal control of the Company, detailing the obligations and authorities of the areas participating in this process; and (ii) the global policies and methodologies in order to carry out the internal auditing functions of the Company.

The Company and its subsidiaries are audited by a subsidiary company whose scope is limitless and whose main objective is to ensure that the Company and its subsidiaries comply with the policies and procedures applicable for internal control.

3.5 Critical Accounting Estimates

GFInbursa has not submitted the critical accounting estimates in order to prepare the financial statements because the administration has not established the premises regarding uncertain aspects in the drafting thereof.

4. Administration

4.1 External Auditors

During the meetings of the Audit Committee and Board of Directors held on July 24, 2006, Mancera was ratified as the external auditor of the Corporation entrusted to audit the individual and consolidated financial statements of GFIbursa for the fiscal year ending on December 31, 2006.

According to the bylaws of the Corporation, the external auditor is appointed and, as the case may be, removed by the Board of Directors with the previous opinion of the Audit Committee in compliance with the effective legal provisions and better corporate practices approved for GFInbursa. In the last couple of years, the Audit Committee has recommended that Mancera be reappointed as the external auditor because the firm has been considered in the best interest of GFInbursa and its subsidiaries.

During the last three fiscal years, the external auditors have issued their opinions without conditions and have never abstained from issuing their opinion regarding the financial statements of GFInbursa or its subsidiaries.

Fees Other Than for Audit Services

During 2004 and 2005, the external auditors sporadically provided tax consulting services to GFInbursa or to its subsidiaries; however, the amounts paid for such services are irrelevant.

4.2 Operations with Related Parties and Conflicts of Interests

The Corporation's subsidiaries carry out an extensive variety of financial and commercial operations with related parties during the normal operations. Telmex, América Móvil, IDEAL, GCarso and others are among the related parties. The Corporation and its subsidiaries plan to continue carrying out these types of operations in the future.

In accordance with Article 28, subsection III of the LMV, the Board of Directors in a meeting held on January 22, 2007, with the previous opinion from the Corporate Practices Committee and Audit Committee of the Corporation, approved the "Policies and Guidelines for Related Operations".

According to the aforementioned policies, the operations with related parties mentioned below that shall be transacted by GFInbursa or its subsidiaries do not require approval by the Board of Directors:

- Operations that as a result of the amount are irrelevant for the Corporation or its subsidiaries;

  For the purposes above, the operations that are considered irrelevant due to the amount are those whose total is less than 5% of the consolidated assets of the Corporation. This amount shall be calculated based upon the financial statements of the Corporation that contain the corresponding figures at the close of the previous quarter to the date in which the operation shall be carried out.

- The operations carried out between the Corporation and its subsidiaries or those companies in which it may have a strong influence or amongst any of these, provided that:

  (i) If related to normal business operations;
  (ii) If carried out at market prices or based upon valuations made by specialized external agents.

- Operations transacted with employees, provided these are carried out in the same conditions applicable to any client or if these are the result of general labor benefits.

It is important to point out that the aforementioned policies also contain the Policies for granting loans, credits or any other advance or guarantees to related parties referred to under Article 28, section III, subsection e) of the LMV.

The operations with related parties that do not fall under the premises above require the approval by the Board of Directors of the Corporation, provided that the opinion of the Corporate Practices Committee has been previously rendered.

At the close of the 2004, 2005 and 2006 fiscal years the balances of the relevant operations with related parties were the following:

Banco Inbursa

Millions of pesos with spending power to December 2006	2004	2005	2006	% var 2006 vs 2004	% var 2006 vs 2005
Balance					
LOANS PORTFOLIO	**12,651**	**6,767**	**11,764**	**-7.0%**	**-73.8%**
Permanent Investment in shares					
Sinca Inbursa	1,898	2,393	2,360	24.3%	-1.4%
Inbursa Siefore	831	483	660	-20.6%	36.6%
Siefore Básica	4	174	186	N.A.	6.9%.
Promotora Inbursa	696	65	72	N.A.	N.A.
Others	16	0	0	N.A.	N.A.
TOTAL PERMANENT INVESTMENTS IN SHARES	**3,445**	**3,115**	**3,278**	**-4.9%**	**5.2%**
Deposits					
Securing	**314**	**82**	**208**	**-33.8%**	**153.7%**
Operations (Administrative Expenses)	**286**	**266**	**240**	**-16.1%**	**-9.8%**

The LIC establishes the limitations for granting financial loans among related parties, whereby the total amount of the available loans plus the irrevocable opening lines of credit may not exceed 75% of the basic portion of the net capital. To December 31, 2006, the amount of the loans granted to related parties did not exceed this limit.

To December 31, 2006, the Bank held more than 50% of the shares representing the capital stock of Sinca Inbursa, which has not been consolidated.

Only the services paid to Seguros Inbursa are included in 2005 and 2006. In 2004 the services paid to Seguros Inbursa, Outsourcing and Asesoría Especializada were included.

Seguros Inbursa

At the close of the 2004, 2005 and 2006 fiscal years, the principal operations amongst related parties were generated by investment in shares, commission payments, revenue and premiums.

Balance

Millions of pesos with spending power of December 2006

Corporation	Concept	2004 Assets (Liabilities)	2005 Assets (Liabilities)	2006 Assets (Liabilities)
Sinca Inbursa	Investments in shares	175.3	185.3	225.8
Salud Inbursa	Investments in shares	121.8	123.8	116.5
Banco Inbursa	Investments in CDs	315.5	508.5	140.0
	Receivable Income	0.0	0.0	0.0
	Checking Account	0.0	624.3	41.1
	Others	1.3	1.1	1.9
Promotora Inbursa	Investments in shares	182.0	17.0	18.8
Autofinanciamiento Inbursa	Investments in shares	13.3	13.7	1.9
Afore Inbursa	Various Creditors	0.0	51.1	0.0
Patrimonial Inbursa	Investments in shares	167.8	413.6	713.7
Gcarso	Investments in shares	287.6	360.3	617.8
US Commercial Corp, S.A. de C.V.	Investments in shares	22.3	18.1	6.7
Centro Histórico de la Ciudad de México, S.A. de C.V.	Investments in shares	50.7	55.3	52.7
Sanborn´s Hermanos, S.A.	Administration Trust	134.0	129.4	139.5
Radiomovil DIPSA, S.A. de C.V.	Various Creditors	5.1	0.0	0.0

Transactions

Millions of pesos with spending power of December 2006

Corporation	Concept	2004 Expense (Income)	2005 Expense (Income)	2006 Expense (Income)
Banco Inbursa	Administrative Services	-201.6	-223.1	-232.1
	Incomes	-2.5	-2.3	-2.8
	Received Premiums	-6.6	12.4	-9.3
	Received Lease	0.6	0.6	0.6
	Sublease	-2.4	-2.5	-2.8
	Received Commissions	0.0	-25.3	-7.6
Inversora Bursátil	Commission by transaction of shares	1.7	0.2	8.4
	Administrative Services	-136.7	-129.4	-129.5
	Other	0.5	0.5	0.5
Fianzas Guardiana	Incomes and Administrative Services	-11.3	-11.8	-11.2
	Premiums by Paid Guarantees	0.5	0.5	0.6
	Others	-2.6	-2.5	-2.3
Afore Inbursa	Administrative Services	-46.0	-50.5	-56.4
	Incomes	-1.5	1.5	-1.5
	Commissions Collected	-103.0	-305.1	-72.4
Autofinanciamiento Inbursa	Administrative Services	-10.6	-9.9	-8.7
	Incomes	-0.1	-0.1	-0.1
Out Sourcing Inburnet	Administrative Services	-42.1	-37.9	48.7
	Premiums Collected	-0.6	-0.8	-0.9
	Others	-1.2	-2.2	-3.0
Pensiones Inbursa	Administrative Services	-11.8	-12.4	-10.5
	Incomes	-0.5	-0.5	-0.5
Fundación Carso, A.C.	Donation	0.0	0.0	110.0
CICSA	Investment in Shares	0.0	62.3	96.4
INDEAL	Investment in Shares	0.0	3.2	3.6
TELMEX	Investment in Shares	0.0	0.0	174.6
CGT	Investment in Shares	0.0	0.0	10.2

Fianzas Guardiana

At the close of the 2004, 2005 and 2006 fiscal years, the principal operations amongst related parties were generated from administrative services, income, commissions and premiums granted by refinancing.

Below is a summary of balances and transactions carried out with related parties.

Balance

Millions of pesos with spending power of December 2006

Corporation	Concept	2004 Assets (Liabilities)	2005 Assets (Liabilities)	2006 Assets (Liabilities)
Seguros Inbursa	Refinancing on Current Account	0.2	0.2	0.2
Banco Inbursa	Banking Accounts	1.0	2.6	0.7
Promotora Inbursa	Investments in shares	298.3	27.6	30.9

Transactions

Millions of pesos with spending power of December 2006

Corporation	Concept	2004 Expense (Income)	2005 Expense (Income)	2006 Expense (Income)
Seguros Inbursa	Yielded Premiums	0.9	0.3	0.0
	Incomes and administrative services	11.3	12.3	11.6
	Commissions for Refinancing	(0.3)	0.1	0.0
	Premiums	(1.7)	2.4	2.8
	Claims	0.2	0.1	0.0
	Paid Insurance	2.0	1.8	1.9
Banco Inbursa	Premiums	0.0	0.4	0.0
	Products by Interests	(0.1)	0.4	0.1
	Commissions	0.0	0.1	0.2
	Incomes	(0.4)	0.4	0.3
Radiomóvil Dipsa, S.A. de C.V.	Premium Issued	0.0	371.7	447.3
GFInbursa	Premiums	0.3	0.1	0.4
	Income and Maintenance	0.0	0.0	0.3

Inversora Bursátil

At the close of the 2004, 2005 and 2006 fiscal years, the balances of the significant operations with related parties were the following:

Millions of pesos with spending power of December 2006

Corporation	Concept	2004	2005	2006
Incomes				
Seguros Inbursa		6.5	0.0	0.0
Banco Inbursa	Commissions	0.0	0.0	2.0
Operadora Inbursa	Services	0.0	1.0	108.0
Total		**6.5**	**1.0**	**110.0**
Expenditures				
Seguros Inbursa	Administrative Services	0.0	136.0	130.0
Outsourcing Inburnet	Administrative Services	0.0	3.0	3.0
Inmobiliaria Inbursa, S.A. de C.V.	Leases	0.0	4.0	70.0
Total		**0.0**	**143.0**	**140.0**

At the close of 2006, the principal operations amongst related parties were generated by the collection of a commission for the services rendered to Operadora Inbursa, which was equivalent to 45% of the income from commissions that Operadora Inbursa earns for fund management. This amount totaled $108 million pesos and was paid in 2006.

4.3 Board Members and Shareholders

The administration of the Corporation's operations is entrusted to their Board of Directors. Currently, the Board of Directors is comprised of 15 shareholding members, who shall serve until the date in which other persons shall substitute them or when they resign from office. The members shall continue to perform their duties even at the end of their term or resignation, up to a term of 30 calendar days if an appointment or substitution shall not have been made or when the substitute has not taken office. However, they shall not be subject to Article 154 of the LGSM.

According to the bylaws of the Corporation, the Board of Directors shall be comprised of a maximum number of 21 shareholding members, whereby at least 25% must be independent. The shareholders' meeting may approve the appointment of substitute members; however, said substitutes of the independent members must be similar in nature.

The administration and representation of the Corporation shall be entrusted to the Board of Directors, who shall be in charge of establishing general strategies for the business operations of the Corporation and its subsidiaries. This body must supervise general compliance with its duties and obligations under the LGSM and its e bylaws, as well as with other obligations, assignments and duties assigned to the Corporation by the general shareholders' meeting.

In order to comply with the previous duties, the Board of Directors of the Corporation as the collegiate body is endowed with general powers of attorney for lawsuits and collections, for acts of administration of goods and to exercise acts of ownership with all of the general and special authorities that require a special clause according to the provisions under articles 2554 and 2587 of the Federal Civil Code and the correlative provisions of the Civil Codes for the States in the Mexican Republic and the Civil Code for the Federal District. Therefore, said corporate body shall represent the Corporation before any administrative or judicial authorities, whether federal state or municipal, before arbitration panels and labor courts and other labor authorities and before arbiters. This body shall represent the Corporation according to the terms of Article 10 of the General Law of Business Corporations, Articles 11 and 692 of the Federal Labor Law and other applicable provisions.

The powers of attorney set forth above include, but are not limited to the following authorities:

- Power of attorney for lawsuits and collections, which is granted with all the general and special authorities requiring a special clause pursuant to law;

- Powers of attorney for administration and ownership acts pursuant to paragraphs two and three of Article 2554 of the Civil Code for the Federal District and its correlative Civil Codes for the States in the Mexican Republic and the Federal Civil Code;

- The authority to subscribe, issue, draw, endorse, guarantee and object to all kinds of negotiable instruments pursuant to Article 9 of the General Law of Negotiable Instruments and Credit Operations;

- Authority to open and close bank accounts on behalf of the Corporation when it deems necessary, as well as making deposits and transferring money from them and to appoint persons that may make transfers;

- Authority to appoint and remove the Corporation's CEO, officers, attorney-in-fact, agents, employees and external auditors when it deems necessary and grant them authorities and powers as well as determining, as the case may be, their guarantees, work conditions and total remunerations;

- Authority to designate the bodies and committees deemed necessary to support or assist during the exercise of its duties, setting the rules for their creation and operation of said collegiate bodies ;

- Authority to establish offices for the Corporation in any part of Mexico or aboard;

- Authority to determine the manner in which the votes corresponding to the shares owned by the Corporation should be issued in the general ordinary or extraordinary shareholders' meetings of the corporations in which it is a majority shareholder;

- Power to carry out all the acts authorized by the bylaws or that are the consequence thereof.

Below is the list of names corresponding to the board members of the Corporation and their office. The appointments of the persons below were ratified by the general shareholders' meeting held on April 26, 2007;

Name	Title	Type of Member
Not Independent Members		
Mr. Marco Antonio Slim Domit	Chairman	Shareholding Member
Mr. Eduardo Valdés Acra	Vice-president	Shareholding Member
Mr. Héctor Slim Seade	Board Member	Related
Mr. Javier Foncerrada Izquierdo	Board Member	Related
Mr. Arturo Elías Ayub	Board Member	Related
INDEPENDENT BOARD MEMBERS		
Mr. Fernando Chico Pardo	Board Member	Independent
Mr. Antonio Cosio Pando	Board Member	Independent
Ms. Laura Diez Barroso de Azcárraga	Board Member	Independent
Ms. Angeles Espinosa Yglesias	Board Member	Independent
Mr. Agustín Franco Macías	Board Member	Independent
Mr. Claudio X. González Laporte	Board Member	Independent
Mr. Guillermo Gutiérrez Saldívar	Board Member	Independent
Mr. David Ibarra Muñoz	Board Member	Independent
Mr. José Kuri Harfush	Board Member	Independent
MR. Juan Antonio Pérez Simón	Board Member	Independent

<u>Relationship by Blood or Marriage up to the Third Degree between Board Members and Officers</u>

Second degree (transversal line): Arturo Elias Ayub with Marco Antonio Slim Domit.

<u>Curricula of GFInbursa's Board Members</u>

Marco Antonio Slim Domit has a bachelor's degree in business administration from the Universidad Anáhuac. Since August 25, 1997, he serves as Chairman of the Board of Directors and CEO of GFInbursa. He is 39 years old. The corporations in which he is a board member are: all of GFInbursa's subsidiaries, GCarso, America Movil, CGT and Telmex. He is the son of Mr. Carlos Slim Helú and the brother of Carlos Slim Domit and Patrick Slim Domit.

Eduardo Valdés Acra has a bachelor's degree in business administration from the Universidad Anáhuac. Currently, he is the Vice-president of GFInbursa and CEO of Inversora Bursátil. He is 43 years old. He is a board member of the following companies: GFInbursa and all its subsidiaries; GCarso, CGT, America Movil and Telmex.

José Kuri Harfush has a bachelor's degree in business administration from the Universidad Anáhuac. He is the CEO of Janel, S.A. de C.V. He is 58 years old. Additionally, he is a board member of the following companies: Telmex, America Movil, CGT, GCarso, GFInbursa and several of its subsidiaries Ideal.

Agustín Franco Macias is a Mechanical Electrical Engineer by the Universidad Anáhuac. He is 68 years old. Additionally, he is a board member of the following companies: Telmex, Centro Histórico de la Ciudad de México, S.A. de C.V: [Mexico City's Historic Downtown], GFInbursa, , Ideal and Grupo Infra, S.A. de C.V.

Juan Antonio Pérez Simón is a Public Accountant by the National Autonomous University of Mexico. He is 66 years old. Since 1995, he has been the Vice-president of Telmex as well as chairman of the Board of Directors for Sanborns Hermanos, S.A. de C.V. He is a shareholding member of CGT, GCarso, GFInbursa and some of its subsidiaries.

Claudio X. González Laporte is a Chemical Engineer by the National Autonomous University of Mexico. For 25 years, he has served as chairman of the Board of Director for Kimberly Clark, S.A. de C.V. He is 71 years old. He is a Board Member of the following companies: GCarso, CGT, Telmex, GFInbursa, Kimberly Clark Corporation, General Electric Co., Kellogs Co, Unilever; Grupo Alfa, S.A. de C.V., Grupo México, S.A. de C.V., Grupo Modelo, S.A. de C.V., and The Mexico Fund, Inc.

David Ibarra Muñoz has a bachelor's degree in economics and is a Public Accountant by the National Autonomous University of Mexico. From 1977 to 1982, he served as Secretary of the Treasury of Mexico. In 1982 he served as Governor of Mexican Central Bank. From 1983 to 1986, he served as a consultant for the Interamerican Development Bank; from 1984 to 1994 he was advisor to the General Director of Petroloeos Mexicanos [Mexico's state-owned, nationalized petroleum Corporation] and from 1983 to 2001 worked as a consultant for CEPAL. Currently he works as an individual consultant for vaious clients, many of whom are related to the financial sector.He is 77 years old. He is a board member of Ideal.

Héctor Slim Seade has a bachelor's degree in business administration from the Universidad Anáhuac and is CEO of Telmex. He is 44 years old. He is a board member of GFInbursa and several of its subsidiaries. He is the nephew of Mr. Carlos Slim Helú.

Arturo Elías Ayub has a bachelor's degree in business administration from the Universidad Anáhuac and is the Director of Strategic Alliances, Communications and Institutional Relations of Telmex. He is 41 years old. He is a board member of the following companies: Telmex, GCarso, America Movil, GFInbursa and CGT. He is the son-in-law of Mr. Carlos Slim Helú and brother-in-law of Marco Antonio Slim Domit and Patrick Slim Domit.

Javier Foncerrada Izquierdo has a bachelor's degree in business administration from the Universidad La Salle and is the CEO of Banco Inbursa and Arrendadora Inbursa. He is 53 years old. He is the Chairman of the Board of Directors of Pensiones Inbursa, Patrimonial Inbursa and Salud Inbursa, and he is a board member of the remaining subsidiaries of GFInbursa.

Antonio Cosio Pando is an Industrial and Information Technology Engineer by the Instituto Tecnológico y de Estudio Superiores de Monterrey (ITESM) and is the CEO of the Compañía Industrial de Tepeji del Río, S.A. de C.V. He is 39 years old. Additionally, he is a board member of the following companies: GFInbursa and several of its subsidiaries, Telmex, Bodegas Santo Tomás, S.A. de C.V., Hoteles Las Brisas, S.A. de C.V., Hoteles Las Hadas, S.A. de C.V. and La Suiza, S.A. de C.V.

Guillermo Gutiérrez Saldivar is a Mechanical and Electrical Engineer by the Universidad Iberoamericana. He is 65 years old. He is the CEO of Equipos Mecánicos, S.A. de C.V. and Board Member of GFInbursa and several of its subsidiaries.

Ángeles Espinosa Yglesias studied Art, Musography and Conservation at La Sorbonne University of Paris, France. She has been involved in philanthropic work at the Museo Amparo, Fundación Mary Street Jenkins, Consejo Mexicano para la Filántropía [Mexican Board for Philanthropy],Consjeo Estatal de la Cultura y las Artes and Fundación del Centro Histórico de la Ciudad de Publa. She is a Board Member of Telmex, GFInbursa and Amma, S.A. de C.V.

Fernando G. Chico Pardo has a bachelor's degree in business administration from the Universidad Iberoamericana. He is 55 years old. Since 1997, he is the founding member and Chairman of Promecap, S.A. de C.V. In addition, he is a shareholding member of CGT, GCarso, GFInbursa and some of its subsidiaries.

Laura Diez Barroso Azcárraga has worked in editorial and publicity areas as chairman of Editorial Eres with such magazine publications such as Tú, Eres, Somos and Eres Novia, among others. Furthermore, she has served as chairman of Editorial Televisa with representation in over 40 publications and in 19 countries. She has also served as consultant in Royal Caribbean International, Pro-Mujer México and in the Executive Committee of the Antigüo Colegio de San Ildefonso and participates in the Board of Directors of Telmex and the Centro Histórico de la Ciudad de México, S.A. de C.V. She has also worked on philanthropic projects and served as chairman of the Board of the Casa Hogar El Mexicanito.

Key Officers of GFInbursa

CEO: Mr. Marco Antonio Slim Domit, who is also a Board Member of GFInbursa and each one of its subsidiaries.

CFO: Mr. Raúl Reynal Peña

Chief Comptroller: Mr. Raul Reynal Peña

Chief Counsel: Mr. Raul Humberto Zepeda Ruiz

Chief Internal Auditor: Mr. Francisco Loaiza Montaño

General Directors

Grupo Financiero Inbursa	Marco Antonio Slim Domit Since 1992
Afore Inbursa	Sandra Sosa Nasta* Since 1996
Banco Inbursa	Javier Foncerrada Izquierdo Since 1992
Fianzas Guardiana Inbursa	Alfredo Ortega Arellano Since 1991
Inversora Bursátil	Eduardo Valdés Acra Since 1986

Operadora Inbursa	Guillermo Robles Gil Orvañanos Since 1992
Pensiones Inbursa	Heriberto Lechuga Anaya Since 1975
Seguros Inbursa	José A. Morales Morales Since 1992

*As of January 2007, the position is held by Rafael Mendoza Briones.

Board members and Shareholders' Equity Interest

In regard to the equity interest of (i) the board members and important directors of GFInbursa, whose personal holding is more than 1% of the shares of capital stock; (ii) the person or group of persons or principal shareholders exercising control, power or significant influence; (iii) the individuals or legal entities that are beneficiary shareholders 5% or more of the issuers' shares entitled to vote of the Corporation; and (iv) the Corporation's 10 majority shareholders, despite their equity interest not reaching the latter percentage, as well as the identity of the individuals who are the principal shareholders of the legal entities that are beneficiary shareholders of more than 10% of the Corporation's shares, it is important to underscore that the Corporation does not have complete and exact information about these equity interests. Nevertheless, the following information was obtained from the most recent general shareholders' meeting of the Corporation that was held on April 26, 2007:

a) Mr. Marco Antonio Slim Domit, in capacity as Chairman of GFInbursa, holds an equity interest greater than 1%;

b) 7 shareholders have an individual equity interest greater than 5% of the outstanding capital stock;

c) The members of the Slim family are the principal shareholders of the Corporation since they are indirect or direct beneficiaries of approximately 70% of the Corporation's outstanding capital stock;

d) Since the members of the Slim family are Mexican nationals, GFInbursa is a corporation that is controlled mainly by Mexicans and, is not controlled, either directly or indirectly by another Corporation or foreign government.

Remuneration for Board Members and Officers

The general ordinary shareholders' meeting of the Corporation held on April 26, 2007 approved an increase in the fees paid to the members of the Board of Administration to $15,000 MXP for each meeting they assist and $6,500 MXP for each meeting of the Audit Committee and Corporate Practices Committee they assist.

The remunerations above are the only considerations approved and paid to the members of the Board of Administration and the intermediary committees of the Corporation. There are no special compensation packets, agreements or benefits approved for said officers. Moreover, no agreements or programs in benefit of the members of the Board of Administration, important directors or employees of the Corporation exist to allow them to participate in the capital stock of the Corporation.

Statutory Auditors

Prior to the effective term of the LMV, Victor Alberto Tiburcio Celorio, managing partner of Mancera and shareholding member served as statutory auditor and Public Accountant Esteban Ailloud Peón del Valle acted as the substitute statutory auditor. Said persons served in this office until the LMV became effective. Afterwards, Victor Alberto Tiburcio Celorio and José Luis García Ramírez served as external auditors of the Corporation.

Audit Committee

The Audit Committee is an intermediary body of the Board of Directors and is solely comprised of independent members.

The principal duty of the Audit Committee is to aid the Board of Administration in supervising the performance and execution of the business activities of the Corporation and its subsidiaries; thereby, complying with its duties and obligations under the LMV and the bylaws, as well as those obligations, assignments and duties entrusted by the general shareholders' meeting or the Board of Directors of the Corporation. All of the members of the Audit Committee have ample financial experience.

The Audit Committee is comprised in the following manner:

Mr. José Kuri Harfursh	Chairman
Mr. Fernando Gerardo Chico Pardo	
Mr. Guillermo Gutiérrez Saldívar	
Mr. Juan Antonio Pérez Simón	

To date, the Audit Committee has met at least every quarter; thus, complying with its obligations under the LMV and other applicable legal provisions.

Corporate Practices Committee

The Corporate Practices Committee is an intermediary body of the Board of Directors and is solely comprised of independent members.

The Corporate Practices Committee is comprised in the following manner:

Mr. Juan Antonio Pérez Simón	Chairman
Mr. Fernando Gerardo Chico Pardo	
Mr. Guillermo Gutiérrez Saldívar	
Mr. Juan Antonio Pérez Simón	

The principal duty of the Corporate Practices Committee is to aid the Board of Administration in supervising the performance and execution of the business activities of the Corporation and its subsidiaries, specially the duties of finances and planning as well as evaluation and compensation according to the recommendations contained in the Better Business Practices Code within the Provisions. This committee is entrusted with complying with the duties and obligations established by the LMV and the bylaws, as well as the other obligations, assignments and duties entrusted by the general shareholders' meeting or the Board of Directors of the Corporation.

To date, the Corporate Practices Committee has met at least every quarter; thus, complying with its obligations under the LMV and other applicable legal provisions.

4.4 Bylaws and Other Agreements

Summary of the Amendments made to the Bylaws

As a result of the LMV becoming effective, by an extraordinary shareholders' meeting of the Corporation held on December 14, 2006, the Corporation amended its bylaws in order to adjust these to said legal provisions. This amendment is subject to the approval of the SHCP, which to date is still in process.

Below is a brief summary of some of the relevant provisions of the bylaws and applicable legislation. The aforementioned summary does not aim at including all of the provisions of the bylaws or applicable legislation. It is subject thereto by reference.

General Background

GFInbursa was incorporated in May 20, 1985 as a variable capital business corporation under the name Promotora Carso, S.A. de C.V. On September 29, 1992 and with the previous authorization by SHCP, the Corporation was transformed into a holding Corporation of a financial group and consequently, its name changed to "GRUPO FINANCIERO INBURSA", S.A. de C.V. It amended its corporate purpose, completely reformed its bylaws and increased its minimum fixed capital stock.

Capital Stock

Before the GFInbursa's split, described in section 1.2 of the Executive Summary, the Corporation's authorized capital stock was 3,134,828,964 series-O shares. Said shares were common, nominative and had a par value of $1.000227731563, representing the fixed portion of the capital stock.

By virtue of the aforementioned split that was approved by the GFInbursa's general extraordinary shareholders' meeting dated May 25, 2005, the Corporation decreased its authorized capital to $2,593,825,262.39. Said reduction of capital did not signify a decrease in the number of issued shares. Therefore, the authorized fixed capital not entitled to be withdrawn totaled $2,593,825,262.39 and is represented by 3,134,828,964 series-O shares. Said shares were common, nominative and had a par value of $0.827421620821, each one fully subscribed and paid-in.

The additional capital stock shall be represented by series-L shares that may be issued for an amount equivalent to 40% (forty percent) of the common capital stock of the Corporation, prior authorization by the National Bank and Securities Commission. The series-L shares shall be entitled to limited votes and granted the right to vote only in issues regarding a change in the corporate purpose, merger, split, transformation, dissolution and liquidation, as well as cancellation of the of their inscription in any stock market. Additionally, according to the terms of the agreements that shall have been adopted by the shareholders' meeting that approves its issuance, series-L shares may confer the right to receive a preferential and accumulative dividend, as well as a dividend greater than the shares representing the common capital. In no case shall the dividends of this series may be less than those of other series.

No foreign authority may hold any interest in the Corporation's capital stock. Likewise, no financial entity of Mexico, which forms part of the group, may hold an interest thereto; except if acting as institutional investors according to the terms of Article 19 of the LIRA.

The series O and series L shares may be freely subscribed.

To date, the Corporation has not issued shares representing the variable portion of the capital stock nor for the additional capital stock series L.

As a variable capital business corporation, GFInbursa requires a minimum fixed capital and may have a variable capital. Currently, GFInbursa does not have shares that represent the variable portion of the capital stock. Shares may be subscribed by Mexican and foreign investors, except when the latter are in a position of authority or if they are national financial entities when they do not act as institutional investors.

Neither GFInbursa nor its subsidiaries may be shareholders of GFInbursa, notwithstanding the possibility of GFInbursa to acquire its own shares pursuant to the provisions under Article 14B 3, subsection I of the LMV and other applicable provisions.

Restrictions for Outstanding Shares

On April 13, 2005, the general extraordinary shareholders' meeting of the Corporation approved an amendment to the bylaws in order to establish measures to prevent the purchase of shares that grant a significant interest or control of the Corporation by third parties or their own shareholders according to the provisions under Article 48 of the LMV. This prevention measure was amended again in the bylaws of the Corporation that were approved by the general extraordinary shareholders' meeting held on December 14, 2006 for its adjustment to the LMV.
Because of its importance, the complete text of Article 8 of the bylaws of the Corporation is transcribed below:

Article Eight. The Corporation shall keep a shareholder registry and the person appearing in said ledger shall be considered the owner of the shares. At the request of any interested party, prior to the corresponding verification, the Corporation must record any transaction in the aforementioned ledger, provided that these comply with the provisions herein and in the other applicable legal provisions.

Article 48 of the LMV establishes the measures to prevent the purchase of shares that grant control of the Corporation to third parties or to the shareholders themselves, whether directly or indirectly. Additionally, Article 130 of the LGSM establishes that the purchase of the shares of the Corporation, or of negotiable instruments or securities issued based upon said shares, or the rights to said shares, may only be carried out by the previous authorization of the Board of Directors in case that the number of shares, or the rights to said shares that are intended to be purchase, in one act or in a succession of acts, without any time limit, by one shareholder or group of associated shareholders acting together imply five percent (5%) or more of the shares entitled to vote issued by the Corporation.

For the purposes above, the person or group of persons interested in acquiring a shareholding interest equivalent or greater than five percent (5%) of the shares entitled to vote issued by the Corporation must file their request for authorization though a written document addressed to the Chairman and Secretary of the Board of Directors of the Corporation. This request must contain at least the following information: (i) the number and series of the shares issued by the Corporation that are owned by the person or group of persons wishing to make the purchase; (ii) the number and series of shares corresponding to the purchase; (iii) the identity and nationality of every possible buyer; and (iv) any statement regarding whether the intent to purchase a significant influence or control over the Corporation, pursuant to the terms thereof stated in the LMV. The terms "Significant Influence" and "Control" in this clause shall imply the definitions set forth in the LMV, except if the text of the article indicate otherwise. Nevertheless, the Board of Directors may request additional information deemed necessary or advisable in order to resolve.

Should the Board of Directors deny the authorization according to the terms of the article herein, then it shall appoint one or more buyers for the shares, who must pay the price registered at the stock exchange to the interested party. If the shares are not registered in the RNV, the price that was paid shall be determined according to the aforementioned Article 130 of the LGSM.

The Board of Directors must issue its resolution in a term that does not exceed three months as of the date in which the corresponding request was filed or the date in which it shall have received additional information it may have requested, as the case may be. In any case, the board must take into consideration: (i) the criteria in the best interests of the Corporation, its operations, and its long term goals for the activities of the Corporation and its subsidiaries; (ii) no to exclude one or more shareholders of the Corporation, other than the persons intending to obtain control, from the financial beneficiaries, that, as the case may be, result from applying this article, and (iii) not restricting in any manner whatsoever taking Control of the Corporation.

Additionally, the person or group of persons interested in acquiring; (i) a shareholding interest greater than five percent (5%) of the shares entitled to vote issued by the Corporation or (ii) the control of the Corporation according to the definition of this term pursuant to Article 20 of the LRAF, should request the prior authorization by the Secretariat of the Treasury and Public Credit according to the aforementioned provision. Any purchase carried out in contravention to the previous legal provision may not be recorded in the Shareholders' Ledger of the Corporation according to Article 21 of the LRAF, notwithstanding the application of the remaining sanctions set forth in said legal provisions and in the other applicable legislations.

Exempted from the requirement to obtain authorization from the Board of Directors are the shareholders who are individual owners, whether directly or indirectly, of capital stock of the Corporation equal to or greater than five percent (5%) in such a manner that said shareholders may increase their shareholding interest freely without requiring any authorization from the Board of Directors. Also exempted from said requirements are the operations by virtue of which the shareholders who are individual owners, whether directly or indirectly, of capital stock of the Corporation equal to or greater than five percent (5%), transfer all or part of their shareholding interest in a percentage equal to or greater than five percent (5%) as a donation, inheritance or bequeath to close relatives in a straight line of kindred without limit in degree. The previous exceptions do not exempt the shareholders from the obligation to file the necessary notices to the competent authorities and in general from complying with the necessary requirements to carry out said purchases according to the applicable legal provisions.

The Corporation may not take measures that render ineffective the exercise of the property rights of the buyer, nor that contravene the legal provisions for the mandatory public offerings for purchase. Notwithstanding, every person acquiring the shares, negotiable instruments, securities or rights representing the capital stock of the Corporation in breach of the paragraph above shall be obligated to pay to the Corporation liquidated damages in the amount equivalent to the price of all of the shares, negotiable instruments or securities representing the shares of capital stock of the Corporation that were, directly or indirectly, owned or that have been the object of an illegal operation. In the event that the operations that caused the purchase of a percentage of the shares, negotiable instruments, securities or rights representing the capital stock of the Corporation in an amount greater than five percent (5%) of the capital stock, are carried out free of charge, then the liquidated damages shall be equivalent to the market value of said shares, negotiable instruments or securities; provided no authorization shall have been granted as referred to by this article.

Whilst the Corporation keeps the shares that is may have issued registered before the RNV, pursuant to the requisition above, for operations carried out through the stock market shall be additionally subject to the applicable rules established by the LMV or those issued by the National Banking and Securities Commission. For purposes of clarity, it is hereby stipulated that the transaction of shares of the Corporation that do not imply a person or group of persons acting together that purchase a shareholding interest equal to or greater than five percent (5%) of the shares entitled to vote of the Corporation and that are carried out though the stock market do not require the prior authorization by the Board of Directors of the Corporation.

The person or group of persons that are obligated to make a public offering for purchase who fail to do so or that obtain control of the Corporation in violation of Article 98 of the LMV shall not be able to exercise the corporate rights of these shares, negotiable instruments or rights acquired in violation of the previous articles, nor of those that are purchased at a later date when these are found in an alleged violation, being null and void the agreements taken thereafter. If the purchase represents all of the common shares of the Corporation, then the holders of the other series of stock, if any, shall have full voting rights until the corresponding offering shall have not been made. The purchases that violate the provisions under the aforementioned Article 98 shall be relatively null and void and the person or group of persons that carry these out shall be liable before the other shareholders of the Corporation for damages and lost profits caused as a result of the breach to their obligations set forth by the applicable legal provisions.

Consequently, in terms of the acquisitions that must be made through public offering for purchase according to the LMV, the buyers must: (i) comply with the requirements provided by the legal provisions in force and effect; (ii) obtain the corresponding regulatory authorizations; and (iii) obtain the authorization from the Board of Directors prior to initiating the term for the public offering for purchase. In any case, the buyer must disclose at all times the existence of this prior authorization by the Board of Directors for any purchase of shares that implies five percent (5%) or more of the shares representing the capital stock of the Corporation.

Additionally, a majority of the members of the Board of Directors that have been appointed for said position before verifying any circumstance that may imply a change of Control, must grant its authorization in writing through a resolution taken at a meeting called expressly for said purpose in terms of the bylaws, in order to carry out a change in the Control of the Corporation.

The stipulations contained in this article do not preclude in any manner whatsoever, and apply in addition to the notices, notifications and/or authorizations that the possible buyers must file or obtain according to the legal provisions in force and effect.

In the case of acquisitions that are carried out in violation to the previous procedure, the buyers may only exercise property rights regarding the shares, negotiable instruments, securities or rights that have been acquired unlawfully, however, the corporate rights inherent thereto cannot be exercised.

The Board of Directors may determine whether any of the persons are acting in association or coordination for the purposes hereof. In the event that the Board of Directors adopts such a resolution, these persons must take into consideration as one person for the purposes hereof.

Voting Rights and Shareholders' Meetings

All of the shares representing the capital stock shall confer to their holders within each series, the same rights and obligations. Each series-O share entitles its holder to one vote in any shareholders' meeting. Each series-L share shall have a limited vote and shall confer voting rights only on issues concerning a change in the corporate purpose, a merger, split, transformation, dissociation and liquidation, as well as any cancellation of their registry in any stock market.

The ordinary shareholders' meetings shall address any issue that the applicable laws or statures do not reserve for the general extraordinary shareholders' meetings. According to the terms of Article 47 of the LMV, the ordinary shareholders' meetings must approve the operations that the Corporation or its subsidiaries intend to carry out, within the fiscal year, when these represent 20% (twenty percent) or more of the consolidated assets of the Corporation based upon the corresponding figures to the close of the previous quarter, whether corresponding to a simultaneous or consecutive execution but that due to its characteristics may be considered as one sole operation. In said meeting, the shareholders of the shares entitled to vote, including those with a limited or restricted vote, may vote.

The ordinary shareholders' meetings shall meet at least once a year, within the four months following the close of the fiscal year and shall discuss, along with the other issues on the agenda, the following:

a) Discuss, approve or amend the reports submitted by the Board of Directors, CEO and the Audit and Corporate Practices Committees of the Corporation.

b) Appoint the members of the Board of Administration or the Chairman of the Audit and Corporate Practices Committees of the Corporation.

c) Determine the corresponding remunerations for the board members, secretary, assistant secretary and, as the case may be, the committee members of the Corporation.

d) Any other issued that must be approved by an annual general ordinary shareholders' meeting in terms of the legal provisions in force and effect.

The general ordinary shareholders' meeting shall be considered legally convened by virtue of the first summons if at least half of the shares entitled to vote corresponding to the capital stock are represented. The second summons shall be considered legally convened regardless of the number of shares that are represented.

General extraordinary shareholders' meetings shall address any issue established by Article 182 of the LGSM or according to the corresponding terms of LMV or in the bylaws that require the approval of the shareholders of the Corporation participating in the extraordinary shareholders' meeting.

The extraordinary shareholders' meeting in which the Series "L" are not entitled to vote on the issues to be discussed, shall be legally convened by virtue of the first summons when at least three fourths of the common capital stock is represented; and, by virtue of the second summons when at least 50% (fifty percent) of said capital is present. The extraordinary shareholders' meetings in which series-L shares do have a right to vote on any issue to be discussed, shall be legally convened by the first summons when at least three fourths of the common capital stock is represented; and, by virtue of the second summons when at least 50% (fifty percent) of said capital is present.

The summons to shareholders' meetings must be published in the Federal Official Gazette or in a leading newspaper at the corporate domicile. It must be made at least 15 days prior to the date set for the meeting. The meetings may be held without a prior summons if all of the capital stock were completely represented at the moment of casting votes.

The shareholders shall be admitted to the meetings when they evidence their capacity through a certificate issued by INDEVAL and are recorded in the shareholders' ledger kept by the Corporation as the owners of one or more shares thereof, otherwise if they evidence their capacity as shareholders by any other legal means. The Secretary of the Corporation shall grant, at the request of the shareholders that have complied with the previous requirements, the corresponding certificate to enter the meeting at least one or two business days prior to the date set forth, as stated in each case in the respective summons.

The persons attending the meetings in representation of the shareholders shall evidence their legal capacity through a power of attorney granted according to the formats drafted by the Corporation. These formats shall be made available to the shareholders, though stock market agents or at the Corporation, at least 15 calendar days prior to the date of each meeting, so that these representatives may provide them to their principals.

The shareholders shall have the following rights (i) have at their disposal, at the offices of the Corporation, the information and documents related to every issue on the agenda for the corresponding shareholders' meeting, free of charge at least 15 calendar days prior to the date of the meeting, and (ii) avoid general issues or their equivalent from being discussed at general shareholders' meetings.

Dividends

From the net profits resulting from the financial statements duly approved by the shareholders' meeting, every year 5% must be set aside to create and reconstruct a statutory capital reserve, until it is at lease equal to 20% of the Corporation's capital stock. If the meeting so determines, it may establish, increase or suppress the statutory capital reserve it deems appropriate and create contingency or reinvestment funds and special reserve funds. The meeting may also create, increase or suppress a reserve in order to acquire its own shares. The excess, if any, shall be applied in the terms determined by the general shareholders' meeting or the board of administration if this authority was conferred upon it.

Dividend payments shall be made on the days and in the places determined by the Board of Directors that decreed these and shall be informed though a notice published in a leading newspaper of the corporate domicile.

Dividends that have not been collected in five years, from the date in which these were made available, shall be understood as waived in favor of the Corporation.

Capital Stock Variations

Any increases to the fixed capital of the Corporation may only be approved by the resolution of an extraordinary shareholders' meeting with the consequential amendment to the bylaws. Any increases to the variable portion may be approved by resolution of the ordinary shareholders' meeting, by duly formalizing in any case the corresponding minutes, except in regard to increases to place their own shares in the terms provided by Article 56 of the LMV.

Increases to capital may be carried out through the following mechanisms:

1. Payment in cash by shareholders;
2. Admission of new shareholders; or
3. Capitalization of premiums on shares, prior contributions made by shareholders, withheld profits, valuation or revaluation reserves or any other entries of the net worth.

Once a resolution regarding an increase to the fixed or variable capital stock shall have been approved, the general shareholders' meeting that decreed the increase shall determine the terms in which said increase must be carried out and set, as the case may be, the amount of the premium that must be paid in excess of the par value of each share.

The shares that are issued to represent the variable portion of the capital stock and that by resolution of the meeting that decreed their issuance must be deposited in the treasury of the Corporation, shall be delivered after their subscription and payment according to the terms established by the general shareholders' meeting at the moment of decreeing their issuance or by the Board of Directors at the moment of placing these in circulation. The corporate body that places these shares in circulation shall set, as the case may be, the amount of the premium that the subscribers must pay in excess to the par value for each treasury share of the offering.

Regarding any increase in the capital for subscription by public offering, the right of first refusal under Article 132 of the LGSM shall not apply and said increases must be carried out according to the following:

I. The general extraordinary shareholders' meeting shall approve the maximum limit for any increase to the capital and the conditions that must be made for the corresponding issuance of shares.

II. The subscription of the shares issued shall be made by a public offering, prior registry in the RNV, in any case complying with the LMV and other general provisions emanating therefrom.

III. The amount of the subscribed and paid-in capital shall be notified when the authorized capital for the issued and unsubscribed shares are disclosed.

Right of First Refusal

The shareholders shall have a right of first refusal to subscribe the new shares that are issued in case of an increase in the capital stock, in proportion to the number of shares that they may hold at the moment of the corresponding increase shall have been ordered. Said right of first refusal must be exercised by written notification to the Secretary of the Board of Directors within the following fifteen days after the date of the corresponding notification in the official newspaper of the Corporation's domicile or in one of the leading newspapers in such domicile.

If some shares are not subscribed after the term to exercise the shareholders' right of first refusal has expired, then the Board of Directors may offer said shares to third parties for their subscription and payment; provided, however, that these are offered in the same terms and conditions and that they are not offered at more favorable conditions than those for shareholders of the Corporation.

Foreign Investment Law

Ownership of Corporation's capital stock by foreign investment is regulated by the LRAF, Foreign Investment Law and the Regulation to the Foreign Investment Law. SHCP is in charge of applying the LRAF and the Secretariat of Economics and the National Commission for Foreign Investments are the agencies in charge of applying the Foreign Investment Law.

The Corporations bylaws establish that it has a clause to admit foreign investors and companies with a foreigner admission clause as partners or shareholders. To date, GFInbursa is controlled mainly by Mexicans and foreign investment in its capital stock is minimal.

Minimum Fixed and Variable Capital

As a stock market business corporation with variable capital, the Corporation may issue shares that constitute the fixed portion and shares that correspond to the variable portion of the capital stock.

Currently, there are no shares of the Corporation corresponding to the variable portion of the capital stock or that are outstanding. Because the Corporation is a stock market business corporation, the shareholders of the variable portion of the capital stock shall not be entitled to any withdrawal according to Article 220 of the LGSM. The capital stock can never be reduced to an amount less than the legal minimum.

Duration

Pursuant to the bylaws, the duration of the GFInbursa is indefinite.

Share Repurchase

The Corporation may purchase the shares representing its capital stock or securities that represent said shares and the prohibition established by the first paragraph of Article 134 of the LGSM shall not be applicable, provided that:

(i) The purchase is carried out through any national stock market;

(ii) The purchase and, as the case may be, the sale in the stock market, is carried out at market price, except in the case of public offerings or tenders authorized by the CNBV;

(iii) The purchase is carried out with charge to the net worth, whereby the Corporation may keep shares or securities representing ownership without the need to reduce the capital stock, or with a charge to the capital stock, in which case the unsubscribed shares shall be kept at the Corporation's treasury, without the need for a resolution by the meeting. In any case, the amount of the subscribed and paid-in capital must be disclosed when the authorized capital representing the shares that were issued and unsubscribed is disclosed; and

(iv) The Corporation is up-to-date in the payment of its obligations derived from its debt instruments registered in the RNV.

The general ordinary shareholders meeting shall resolve expressly, for every fiscal year, the maximum amount of funds that may be allotted to the share or securities repurchase. The only limit thereof shall be that the sum of these funds may never exceed the total balance of the net profits for the Corporation, including those withheld.

The purchase and sale of the shares of the Corporation and the securities representing these may never breach the requirements to keep a list in the stock market in which these are quoted.

While the shares and their certificated are owned by Corporation, these may not be represented or voted in the shareholders' meetings, nor may the corporate or financial rights of any kind be exercised.

The shares and the negotiable instruments that represent these that are owned by the Corporation, or, as the case may be, the shares issued but unsubscribed that are held in the treasury, may be placed among the investing public without needing the resolution from the shareholders' meeting or Board of Directors; therefore, the provisions under Article 132 of the LGSM shall not be applicable.

It is important to underline that to date, the Corporation has repurchased 134,676,400 of its own shares.

Cancellation of Share Registry in the RNV

In the event of a cancellation of the registry of shares of the Corporation in the RNV, whether by the resolution adopted by the CNBV or at the request of the Corporation, the Corporation shall be obligated to make a public offering of purchase in terms of Article 108 of the LMV.

This offering must be addressed exclusively to the shareholders and holders of negotiable instruments representing the Corporation's shares of capital that do not form part of the group that has control over the Corporation:

(i) at the date of request by the CNBV, regarding the cancellation of the registry by resolution of the CNBV, in which case the offer shall be made in a maximum term of 180 calendar days as of the date in which the request by the CNBV becomes effective;

(ii) at the date of the resolution adopted by the extraordinary shareholders' meeting regarding the voluntary cancellation of the registry of shares.

The public offering must be carried out at least at the highest price of either (i) the amount of the quotation; (ii) the book value of the shares or certificates representing these shares according to the last quarterly report submitted to the CNBV and to the BMV prior to beginning the offer, which may be adjusted when said amount has been amended according to the criteria applicable to the determination of relevant information, in which case must be considered the most recent financial information of the Corporation attached with a certificate of an order authorizing the Corporation regarding the determination of said book value.

In order to purchase at the same price as the public offering, the securities of the investors that were not present at the offer, the Corporation shall place the necessary funds in a trust for a period of at least 6 months after the cancellation date.

If the Corporation must make the required public offering in order to cancel the registry of its shares or certificates representing these in the RNV, the Board of Directors must disclose their opinion about the price of the offer and the conflict of interest, as the case may be, of any one of the members regarding the offer.

In any case, the voluntary cancellation of the registry of the shares of the Corporation in the RNV requires a resolution by the general extraordinary shareholders' meeting of the Corporation by adopted by a favorable vote of the share certificate entitled or not to vote, which represent 95% of the capital stock of the Corporation.

In regard to the voluntary cancellation of the registry of the shares of the Corporation in the RNV, the Corporation shall be exempted from carrying out the aforementioned public offering provided that it evidences to the CNBV that (i) it has the consent of the shareholders representing at least 95% of the capital stock of the Corporation granted by the resolution of a meeting; (ii) the amount to be offered for the shares placed amongst the investing public is less and 300,000 investment units; (iii) a trust be created as required by Article 108, section II of the LMV; and (iv) the investing public be informed about the cancellation of the registry of the shares and the creation of the aforementioned trust.

Shareholders' Conflict of Interest

Pursuant to LGSM, any shareholder that has a conflict of interest regarding any operation whatsoever must abstain from voting on such matter at the corresponding shareholders' meeting.

Diligence and Loyalty Duties of the Board Members

The members of the Board of Administration of the Corporation, in exercise of their duties, must act diligently, in good faith and in the best interest of the Corporation and subsidiaries. The actions of the board shall be governed by the provisions of diligence and loyalty set forth in the LMV and the bylaws. Likewise, the members of the Board of Administration, CEO and important executives shall perform their duties by procuring the creation of wealth for the Corporation without favoring a certain shareholder or group of shareholders.

Board Members' Conflict of Interest

Pursuant to LMV and the LGSM, any Board Member that has a conflict of interest with Corporation must reveal this fact to the other board members and abstain from voting. If a board member or the

Secretary has a conflict of interest concerning a particular issue, they must abstain from participating and being present during its deliberation and voting, without this fact affecting the quorum required to convene the corresponding session.

The members of the Board of Directors and the CEO may not represent the shareholders at any shareholders' meeting.

Legal Actions Against Board Members

The members of the Board of Directors are not required to grant a surety bond in order to guarantee compliance with any of their responsibilities regarding performance of their duties, except if the shareholders' meeting that appointed them expressly establishes this obligation. In this case, the surety bond shall not be returned to the members until after rendering an account for the period in which they served and it being duly approved by a general meeting.

The members of the Board of Directors, Secretary and Assistant Secretary of the Corporation shall be liable for any damages and lost profits caused to the Corporation or its subsidiaries or legal entities over which it may have a strong influence, due to lack of diligence in performing their duties. This liability derived from the acts they execute or the decisions adopted by the board or those that are not taken because it could not be legally convened, and in general, by the lack of due diligence. The responsible members shall be jointly liable for adopting a resolution or causing this body not to convene. This liability may never exceed, in any case whatsoever, on one or more occasions and for each fiscal year, the amount equivalent to the entire net fees that said persons shall have received by the Corporation or its subsidiaries or legal entities over which it may have a strong influence in the last twelve months; provided that the limitation to the amount of the indemnity contained herein shall not be applicable for actions caused by the willful misconduct or bad faith or that are illegal according to the LMV.

Furthermore, the liability consisting in indemnifying against any damages or lost profits caused as a result of the acts, events or omissions according to Articles 34, 35 and 36 of the LMV shall be a joint liability for the members responsible that adopted the decision and shall be enforceable as a consequence of the damages and lost profits that were caused. The corresponding indemnity shall cover the damages and lost profits caused to the Corporation or its subsidiaries or to the legal entities over which it may have a strong influence and, as the case may be, the responsible parties shall be removed from their office.

Any liability claim may be exercised by the Corporation or the shareholders of the Corporation who, individually or jointly, hold the entire shares entitled to vote, including a limited or restricted vote, or not entitled to vote, which represent 5% or more of the capital stock of the Corporation. The exercise of these shares shall not be subject to compliance with the requirements established by Articles 161 and 162 of the LGSM.

In any case, these shares must be included within the total amount of the responsibilities in favor of the Corporation or its subsidiaries or to the legal entities over which it may have a strong influence and not only in the personal interests of the claimants.

Authorities of the Board – Decisions Based on Personal Interests

The Board of Directors of the Corporation may establish plans for the considerations for executives, even when this authority is not expressly stipulated in their bylaws. Neither the Board of Directors nor the other internal administration bodies are expressly authorized to take decisions regarding an issue in which a member may have any personal interest.

Right to Withdraw

If an amendment to the corporate purpose, nationality of the Corporation or transformation into another kind of corporation is approved then any shareholder entitled to vote regarding said amendment or transformation that voted against such shall be entitled to withdraw from GFInbursa. Such shareholder shall receive the amount calculated that according to law may be attributed to its shares. However, such shareholder must exercise its right to withdraw within 15 days after the date in which the aforementioned meeting was held. Pursuant to the law, the amount that a withdrawing shareholder may receive is equivalent to its equity interest in GFInbursa's capital stock pursuant to the Corporation's most recent balance sheet approved by a general ordinary shareholders' meeting.

Corporate Rights Conferred by the Shares

To date, there is no distinction between the shares representing capital stock of the Corporation that grant different corporate rights to their holders regarding voting at general shareholders' meetings.

Furthermore, to the best of the Corporation's knowledge, there is no agreement aside from the bylaws that will delay, prevent, defer or make more onerous a change in the control thereof.

The corporate rights conferred by the shares to each shareholder of the Corporation are not restricted by any trust or any other existing legal mechanism.

The rights conferred to the minority shareholders of the Corporation have been mentioned in the previous issues, which for more reference are mentioned below:

(a) The shareholders of the shares entitled to vote, including a limited or restricted vote, who individually or jointly hold 10% of the capital stock shall be entitled to request from the Chairman of the Board of Directors or any of the Chairmen of the Audit or Corporate Practice Committees, that a general shareholders' meeting be summoned without the percentage set forth in Article 184 of the LGSM being applicable;

(b) The shareholders holding at least 1 share entitled to vote, shall have a right to summon a meeting in the cases and terms set forth by Article 185 of the LGSM;

(c) The shareholders of the shares entitled to vote, including a limited or restricted vote, who individually or jointly hold 10% of the capital stock shall be entitled to request a postponement for one time only, for 3 calendar days and without the need for a new summons, the voting of any issue regarding which they may consider insufficiently informed without the percentage set forth in Article 199 of the LGSM being applicable;

(d) The shareholders of the shares entitled to vote that represent at least 20% of the capital stock may legally challenge the resolutions of the general meetings regarding which they may be entitled to vote, provided that they comply with the requirements of Article 201 of the LSGM, being equally applicable Article 202 of the aforementioned law. It is important to underline that the right to challenge according to these provisions may only be exercised by the shareholders (i) that are entitled to vote on a resolution being challenged; and (ii) whose shares were not represented when the resolution was taken or, if these were represented, voted against this resolution;

(e) The shareholders shall have one vote per share and may be represented by an authorized attorney-in-fact through a simple proxy in all of the meetings that are held;

(f) The shareholders shall be entitled to the following rights: (i) have at their disposal, at the corporate offices, the information and documents related to each issue on the agenda of the corresponding shareholders' meeting, free of charge and at least 15 calendar days prior to the date of the meeting; and (ii) prevent the shareholders' meeting from discussing general issues or their equivalent;

(g) The shareholders of the shares entitled to vote, including a limited or restricted vote, who individually or jointly hold 10% (ten percent) of the capital stock shall be entitled to appoint or revoke, at a shareholders' meeting, a member of the Board of Directors. This appointment may only be revoked by the other shareholders when at the same time the appointment of the other members is revoked, in which case the substitutes may not be appointed in this capacity during the next 12 months following the date of revocation;

(h) Any liability claim against a member of the Board of Directors and Secretary may be exercised by the shareholders of the Corporation who, individually or jointly, holds the shares entitled to vote, including a limited or restricted vote, that represent 5% or more of the capital stock of the Corporation;

(i) The shareholders shall have a right of first refusal in proportion to the number of their shares in order to subscribe those issued in the case of an increase in the capital stock.

Restrictions

Except for the restrictions set forth in Article Eight of the bylaws, there are no articles in the bylaws or agreements amongst shareholders that limit or restrict the Corporation's administration or its shareholders in any manner whatsoever.

5. Stock Market

5.1 Shareholder Structure

To December 31, 2006 GFInbursa had 3,134,828,964 authorized series-O shares. Each of these shares is common, normative and with a par value of $0.827421620821 MXP with complete voting rights, whereby 3,000,152,564 are outstanding. Currently, GFInbursa does not have shares registered in the RNV; however, till June 2007 GFInbursa quotes 194,341 American Depositary Receipts (ADR's) in the NY Stock Exchange corresponding to 971,705 series-O shares.

Furthermore, to December 31, 2006 GFInbursa's ownership in other subsidiaries is the following:

Grupo Financiero Inbursa´s Ownership
Of Subsidiaries
(To December 31, 2006)

	Total Stock (millions of Shares)	GFI Stock (Millions of Shares)	Authorized Capital (Millions of MXP)	Registered and Paid-in Capital (Millions of MXP)	Par Value (MXP)
Pensions	8500.00	849.999	1,200.000	850.000	without value
Bank	618.903	618.901	9,000.000	6,189.040	10
Insurance	160.000	159.999	320.000	160.000	without value
Bonds	65.000	64.999	100.000	65.000	without value
Investments	207.800	207.791	416.000	416.000	without value
Operator	603.336	603.327	10.000	10.000	without value
Leasing	32.839	32.839	50.000	37.550	without value
Out Sourcing	0.051	0.049	0.050	0.050	without value
Consulting	0.151	0.149	0.150	0.150	without value

5.2 Shares Performance in the Stock Market

Below is a table with information containing the performance of the shares in the BMV:

a) During the last five fiscal years

	2002	2003	2004	2005	2006
Opening (MXP)	7.162	6.231	8.852	15.352	17.792
Close (MXP)	6.231	8.852	15.240	17.810	20.855
Maximum (MXP)	8.909	9.106	15.976	20.837	22.878
Minimum (MXP)	5.515	5.515	8.852	14.780	14.974
Operating Volume (Thousands of shares)	251,936.4	144,127.8	243,594.9	263,918.4	155,290.6

Source: Invertia

b) During the last two fiscal years

	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06
Opening (MXP)	15.352	16.496	17.545	18,380	17.792	16.103	16.692	18,666
Close (MXP)	16.273	17.545	18.380	17.810	16.103	16.692	18.666	20.855
Maximum (MXP	17.759	18.449	20.837	18.729	18.705	17.429	18.901	22.878
Minimum (MXP)	15.159	14.780	16.197	15.923	14.974	15.219	15.710	17,743
Operating Volume (Thousands of shares)	67,225.2	35,880.0	74,610.4	86,202.8	38,128.6	44,629.2	36,466.8	36,066.0

Source: Invertia

c) During the last six months of 2004

	Jul-06	Aug-06	Sep-06	Oct-06	No-06	Dec-06
Opening (MXP)	16.692	16.182	17.105	18,666	19.196	21.896
Close (MXP)	16.182	17.105	18.666	19.196	21.896	20.855
Maximum (MXP)	17.674	17.674	18.901	20.816	22.603	22.878
Minimum (MXP)	16.152	15.710	16.938	17.743	19.343	20.306
Operating Volume (Thousands of shares)	16,563.8	17,073.6	9,802.6	10,507.2	9,366.1	16,192.7

Source: Invertia

Fuente: Invertia

Additionally, the information chart below has been included to show performance by GFInbursa's shares per volume of operation and market price annually, quarterly and monthly, respectively:

Source: Invertia

a) Annual

Operating Volume



251,936.4
144,127.8
243,594.9
263,918.4
155,290.6
2002
2003
2004
2005
2006

Fuente: Invertia

Price per share



2002
2003
2004
2005
2006
Cierre (Ps) Máximo (Ps) Mínimo (Ps)

b) Quarterly



67,225.2
35,880.0
74,610.4
86,202.8
38,128.6
44,629.2
36,466.8
36,066.0
1T05
2T05
3T05
4T05
1T06
2T06
3T06
4T06

Fuente: Invertia



1T05
2T05
3T05
4T05
1T06
2T06
3T06
4T06
Cierre (Ps) Máximo (Ps) Mínimo (Ps)

c) Monthly



9,590.6
17,073.6
9,802.6
10,507.2
9,366.1
16,192.7
Jul-06
Ago-06
Sep-06
Oct-06
Nov-06
Dic-06

Fuente: Invertia



Jul-06
Ago-06
Sep-06
Oct-06
Nov-06
Dic-06
Cierre (Ps) Máximo (Ps) Mínimo (Ps)

GRUPO FINANCIERO INBURSA, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2006 and 2005
with Report of Independent Auditors

GRUPO FINANCIERO INBURSA, S.A.B. DE C.V.
AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2006 and 2005

Contents:

REPORT OF INDEPENDENT AUDITORS

To the Stockholders of
Grupo Financiero Inbursa, S.A.B. de C.V.
and subsidiaries

We have audited the accompanying consolidated balance sheets of Grupo Financiero Inbursa, S.A.B. de C.V. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and are prepared in conformity with the accounting criteria established by the Mexican National Banking and Securities Commission for controlling entities of financial groups. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting criteria used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As mentioned in Note 2, the Group is required to prepare and present its consolidated financial statements on the basis of the accounting criteria established by the Mexican National Banking and Securities Commission for controlling entities of financial groups. In the instances mentioned in the aforesaid note, such criteria are at variance with Mexican Financial Reporting Standards.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grupo Financiero Inbursa, S.A.B. de C.V. and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations, changes in their stockholders' equity and changes in their financial position for the years then ended, in conformity with the accounting criteria for controlling entities of financial groups established by the Mexican National Banking and Securities Commission.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

José Luis García

Mexico City
February 28, 2007

GRUPO FINANCIERO INBURSA, S.A.B. DE C.V.
AND SUBSIDIARIES

Consolidated Balance Sheets

(In millions of Mexican pesos with purchasing power at December 31, 2006)
(Notes 1 and 2)

	December 31 2006	December 31 2005
Assets		
Cash and cash equivalents (Note 6)	Ps. 9,325	Ps. 13,383
Investments in securities (Note 7)		
Instruments for trading	8,422	5,490
Available-for-sale	-	-
Held-to-maturity	1,599	3,371
	10,021	8,861
Securities and derivatives		
Debit balances under repurchase agreements (Note 8)	105	72
Derivatives (Note 9)	2,939	4,025
	3,044	4,097
Performing loan portfolio (Note 10)		
Commercial loans	52,659	51,565
Loans to financial entities	5,682	1,130
Consumer loans	4,008	3,572
Home mortgage loans	930	894
Loans to government entities	756	-
Total performing loan portfolio	64,035	57,161
Past-due loan portfolio (Note 10)		
Commercial loans	336	307
Loans to financial entities	-	-
Consumer loans	177	92
Home mortgage loans	85	55
Total past-due loan portfolio	598	454
Total loan portfolio	64,633	57,615
Preventive provision for credit risks (Note 11)	(8,856)	(7,760)
Loan portfolio (Net)	55,777	49,855
Other accounts receivable (Net) (Note 12)	822	1,790
Foreclosed and repossessed property	53	27
Buildings, furniture and equipment (Net) (Note 13)	866	887
Long-term equity investments (Notes 3 and 14)	11,702	9,977
Deferred taxes (Note 20)	4	-
Other assets, deferred charges and intangibles (Net) (Note 15)	688	624
Total assets	Ps. 92,302	Ps. 89,501

	December 31 2006	December 31 2005
Liabilities		
Traditional deposits (Note 16)		
Demand deposits	Ps. 27,258	Ps. 25,129
Time deposits	21,689	23,037
	48,947	48,166
Interbank and other borrowings (Note 17)		
Demand deposits	1,001	-
Short-term	766	1,247
Long-term	736	986
	2,503	2,233
Securities and derivatives		
Credit balances under repurchase agreements (Note 8)	105	72
Derivatives (Note 9)	2,748	1,281
	2,853	1,353
Other accounts payable		
Income tax and employee profit sharing payable (Note 18)	267	350
Sundry creditors and other accounts payable (Note 19)	1,897	2,895
	2,164	3,245
Deferred taxes (Note 20)	665	1,022
Deferred credits	1	1
Total liabilities	57,133	56,020
Stockholders' equity (Note 21)		
Contributed capital		
Capital stock	13,528	13,528
Stock premium	620	620
	14,148	14,148
Earned capital		
Capital reserves	2,878	2,878
Retained earnings	27,051	24,941
Deficit from restatement of stockholders' equity	(10,452)	(10,452)
Result from holding non-monetary assets derived from valuation of long-term equity investments	(1,024)	(1,108)
Net income	2,505	3,034
	20,958	19,293
Minority interest	63	40
Total stockholders' equity	35,169	33,481
Total liabilities and stockholders' equity	Ps. 92,302	Ps. 89,501

Memoranda Accounts (Note 26)

Transactions on behalf of others	2006	2005
Customers' current accounts		
Customers' banks	Ps. -	Ps. 1
Settlement of customers' transactions	(132)	(129)
	(132)	(128)
Customers' securities		
Customers' securities received for safekeeping	1,416,100	1,004,952
Securities and notes received in guarantee	2,518	996
	1,418,618	1,005,948
Transactions on behalf of customers		
Customers' repurchase agreements	63,109	59,925
Total transactions on behalf of others	Ps. 1,481,595	Ps. 1,065,745

Proprietary transactions	2006	2005
Proprietary memoranda accounts		
Irrevocable lines of credit	Ps. 2,603	Ps. 2,921
Property held in trust or under mandate	240,827	205,607
Property held for safekeeping or under management	1,099,924	820,086
Other contingent liabilities	338	404
Securities delivered for safekeeping	1,921	1,477
	1,345,613	1,030,495
Repurchase transactions		
Securities to be received under repurchase agreements	63,109	59,925
Creditors under repurchase agreements	(63,200)	(59,961)
	(91)	(36)
Debtors under repurchase agreements	63,503	59,925
Securities to be delivered under repurchase agreements	(63,517)	(59,961)
	(14)	(36)
Total proprietary transactions	Ps. 1,345,508	Ps. 1,030,423

Note: The historical capital stock is Ps. 2,594 at December 31, 2006 and 2005.

See accompanying notes.

GRUPO FINANCIERO INBURSA, S.A.B. DE C.V.
AND SUBSIDIARIES

Consolidated Statements of Income

January 1 through December 31, 2006 and 2005

(In millions of Mexican pesos with purchasing power at December 31, 2006)
(Notes 1 and 2)

	2006	2005
Interest income	Ps. 11,635	Ps. 14,532
Interest expense	7,405	10,545
Monetary position result, net (financial margin)	(936)	(667)
Financial margin (Note 24)	3,294	3,320
Preventive provision for credit risks (Note 11)	1,520	1,343
Financial margin adjusted for credit risks	1,774	1,977
Commissions and fees collected	2,085	1,850
Commissions and fees paid	(67)	(131)
Intermediation loss (Note 25)	(648)	(177)
	1,370	1,542
Total operating revenues	3,144	3,519
Administrative and promotional expenses	2,625	2,215
Operating income	519	1,304
Other income	513	529
Other expenses	181	335
	332	194
Income before income tax and employee profit sharing	851	1,498
Current year income tax and employee profit sharing (Note 18)	(604)	(511)
Deferred income tax and employee profit sharing (Note 20)	304	(139)
	(300)	(650)
Income before equity interest in net income of subsidiaries and associates	551	848
Equity interest in net income of subsidiaries and associates (Note 14)	1,948	2,157
Income from continuing operations	2,499	3,005
Discontinued operations, extraordinary items and changes in accounting policies (Note 20)	14	29
Consolidated net income	2,513	3,034
Minority interest	8	-
Net income	Ps. 2,505	Ps. 3,034

See accompanying notes.

GRUPO FINANCIERO INBURSA, S.A.B. DE C.V.
AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

January 1 through December 31, 2006 and 2005

(In millions of Mexican pesos with purchasing power at December 31, 2006)
(Notes 1, 2, 21 and 22)

	Contributed capital		Earned capital						
	Capital stock	Stock premium	Capital reserves	Retained earnings	Deficit from restatement of stockholders' equity	Result from holding non-monetary assets	Net income	Minority interest	Total stockholders' equity
Balance at December 31, 2004	Ps. 13,961	Ps. 953	Ps. 3,488	Ps. 33,531	Ps.(16,064)	Ps.(1,021)	Ps. 5,757	Ps. 50	Ps. 40,655
Resolutions adopted by stockholders									
Appropriation of net income of year ended December 31, 2004 to retained earnings				5,757			(5,757)		
Dividend declared as per resolution adopted at ordinary stockholders' meeting held on April 13, 2004				(956)					(956)
Effect of spin-off as per resolution adopted at extraordinary stockholders' meeting held on May 25, 2004 (Note 14)	(433)	(333)	(610)	(13,391)	5,612	(135)			(9,290)
Recognition of comprehensive income (Note 22)									
Comprehensive income									
Net income							3,034		3,034
Result from valuation of long-term equity investments						48			48
Minority interest								(10)	(10)
Balance at December 31, 2005	13,528	620	2,878	24,941	(10,452)	(1,108)	3,034	40	33,481
Resolutions adopted by stockholders									
Appropriation of net income of year ended December 31, 2005 to retained earnings				3,034			(3,034)		
Dividend declared as per resolution adopted at ordinary stockholders' meeting held on April 20, 2006				(924)					(924)
Recognition of comprehensive income (Note 22)									
Comprehensive income									
Net income							2,505		2,505
Result from valuation of long-term equity investments						84			84
Minority interest								23	23
Balance at December 31, 2006	Ps. 13,528	Ps. 620	Ps. 2,878	Ps. 27,051	Ps.(10,452)	Ps.(1,024)	Ps. 2,505	Ps. 63	Ps. 35,169

See accompanying notes.

GRUPO FINANCIERO INBURSA, S.A.B. DE C.V.
AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position

January 1 through December 31, 2006 and 2005

(In millions of Mexican pesos with purchasing power at December 31, 2006)
(Notes 1 and 2)

	2006	2005
Operating activities		
Net income	**Ps. 2,505**	Ps. 3,034
Items not (providing) requiring the use of Company's resources:		
Depreciation and amortization	**154**	214
Deferred taxes	**(375)**	58
Preventive provision for credit risks	**1,520**	1,343
Mark-to-market unrealized loss (gain)	**569**	(571)
Equity interest in net income of subsidiaries	**(1,948)**	(2,157)
Discontinued operations, extraordinary items and changes in accounting policies	**14**	(29)
	2,439	1,892
Increase or decrease in items pertaining to operating activities		
In Loan portfolio	**(7,443)**	1,026
In Treasury transactions	**(1,729)**	13,970
In Derivatives for trading	**2,553**	(1,982)
In Traditional deposits	**781**	(9,119)
In Bank loans	**270**	(783)
Other accounts receivable; foreclosed and repossessed property; other assets, deferred charges; other accounts payable and deferred credits	**(204)**	(1,722)
Resources (used in) provided by operating activities	**(3,333)**	3,282
Financing activities		
Effect of spin-off	**-**	(9,291)
Dividends paid	**(924)**	(956)
Resources used in financing activities	**(924)**	(10,247)
Investing activities		
Fixed assets and long-term equity investments	**199**	9,707
Resources provided by investing activities	**199**	9,707
Net (decrease) increase in cash and cash equivalents	**(4,058)**	2,742
Cash and cash equivalents at beginning of year	**13,383**	10,641
Cash and cash equivalents at end of year	**Ps. 9,325**	Ps. 13,383

See accompanying notes.

1. Description of the Business and Relevant Events

a) Description of the business

Grupo Financiero Inbursa, S.A.B. de C.V. (the Group) conducts its transactions in conformity with the regulations established in the Law Regulating Financial Groups and the General Rules for the Incorporation and Functioning of Financial Groups, as well as the requirements of the Mexican National Banking and Securities Commission (the CNBV). The Group is engaged primarily in acquiring and managing the voting shares issued by Financial Group companies. Such shares must represent at least 51% of the paid-in capital of each company.

In conformity with the Law Regulating Financial Groups, the Group is liable alternatively and unconditionally for the liabilities and losses of its subsidiaries (Note 28).

In conformity with the requirements of the CNBV applicable to Controlling Companies of Financial Groups, the accompanying financial statements include the consolidated financial information of the Group and its subsidiaries.

A description of the activities performed by the companies in which the Group is the majority shareholder is as follows:

I. Companies regulated by the CNBV

- Arrendadora Financiera Inbursa, S.A. de C.V.

  is an auxiliary credit organization that conducts its transactions in conformity with the regulations established in the Auxiliary Credit Organizations and Activities Act and the general regulations imposed by the CNBV. The Company is engaged primarily in leasing all types of personal and real property under financial and operating leases, in terms of the Mexican Auxiliary Credit Organizations and Activities Act and regulations.

- Banco Inbursa, S.A.

  is a multiple-type banking institution engaged in providing banking and credit services and acting as a trust company, in conformity with the requirements of the Mexican Credit Institutions Act, the CNBV and Banco de México (Banxico) (the central bank).

- Inversora Bursátil, S.A. de C.V.

  acts primarily as an intermediary in the trading of securities and currencies in terms of the Mexican Securities Trading Act.

- Operadora Inbursa de Sociedades de Inversión, S.A. de C.V.

  conducts its transactions in conformity with the Mexican Investment Funds Act, the Mexican Corporations Act and the general regulations imposed by the CNBV. It is engaged primarily in providing administrative and stock distribution and repurchasing services, as well as administering the portfolios of the investment funds it manages.

II. Companies regulated by the Mexican National Insurance and Bonding Commission (CNSF)

- Seguros Inbursa, S.A.

  is engaged in selling fire, automobile, maritime transportation, civil and professional liability, crop, sundry, individual, group and collective life, and accident and health insurance. It is also authorized to engage in reinsurance and rebonding business.

- Fianzas Guardiana Inbursa, S.A.

  is duly authorized by the Mexican government to guarantee, for a fee, the fulfillment of contracted financial obligations of individuals or corporate entities to other individuals or corporate entities, public or private. It is also liable for the payment of claims arising under bonds extended.

- Pensiones Inbursa, S.A.

  is engaged in life insurance activities that involve exclusively the handling of pension insurance derived from social security legislation. It is also authorized to engage in reinsurance, co-insurance and counter-insurance business.

III. Other companies

- Out Sourcing Inburnet, S.A. de C.V.

  is engaged in providing professional, administrative, accounting, information technology and management services exclusively to its affiliated companies.

- Asesoría Especializada Inburnet, S.A. de C.V.

  provides promotional services for the sale of financial products offered exclusively by companies in the Group.

b) Relevant events

During the year ended December 31, 2006, the Group's operations were affected by the following relevant events:

For 2006:

i) New accounting pronouncements

- Amendments to *Circular Unica* applicable to banks

Resolution amending several matters

On March 3, 2006, the CNBV published in the *Official Gazette* certain changes and amendments regarding, among other matters, i) regulatory reports on investment security loans, ii) the methodology for computing the basis for the payment of ordinary fees to the Institute for the Protection of Bank Savings (IPAB), iii) the preparation of digital appraisals by credit institutions, iv) electronic banking systems, and v) homologation of the rules for the issuance and authorization of special accounting criteria.

Financial information

On September 15, 2006, the CNBV published in the *Official Gazette* certain changes and amendments regarding accounting criteria, financial reporting, the CNBV-required account grouping, external audits, the delivery of information relative to accounts of certain agencies and the updating of the list of standards that must be observed by credit institutions. The most important changes in accounting pronouncements refer to the incorporation of Mexican accounting Bulletin B-7, *Business Acquisitions*, Bulletin C-10, *Accounting for Derivative Instruments and Hedging Activities*, and to D-5, *Leases*, to Mexican Financial Reporting Standard (Mex-FRS) and the elimination of accounting Criterion B-8, *Leases*, issued by the CNBV. The application of these accounting pronouncements will take effect on January 1, 2007; management does not believe that their adoption will have a material effect on the Group's financial position on the results of its operations, except for the application of Mexican accounting Bulletin C-10. Management is evaluating both what effects the adoption of Bulletin C-10 could have on the Company's transactions involving derivative financial instruments acquired for hedging purposes and the impact of the inclusion of the concept embedded derivatives.

New standards for the valuation of securities

On December 6, 2006, the CNBV published in the *Official Gazette* new provisions related to the valuation of financial instruments, allowing credit institutions to use internal models, which must comply with certain requirements for such purpose, except in the following cases: i) securities registered with the National Securities Registry or authorized, registered or regulated in markets recognized by the CNBV; ii) derivative financial instruments traded in Mexican markets or markets recognized by Banxico; and iii) underlying assets and other financial instruments that form part of structured operations or packages of derivative financial instruments traded on the markets referred to in points i) and ii) above. At the date of the audit report on these financial statements, the Group has not implemented internal models for the valuation of financial instruments and continues using the price vector provided by a price supplier.

Opinion on the internal accounting control

As of 2006, credit institutions are required to provide the CNBV every two years with an opinion of other independent auditors on their internal control over financial reporting, and whether or not such controls meet their objectives and provide reasonable assurance, in all material respects, that errors and irregularities have been prevented or detected during the normal course of operations. This opinion will be issued in conformity with Bulletin 4100, *Opinion on Internal Accounting Control*, of the Auditing Standards and Procedures Committee of the Mexican Institute of Public Accountants, and, as required by the CNBV, such opinion will be delivered within 120 days after year-end closing.

- Mexican Financial Reporting Standards

On June 1, 2004, the Accounting Principles Board of the Mexican Institute of Public Accountants formally handed over the responsibility for accounting standardization in Mexico to the Mexican Financial Information Standards Research and Development Board (*Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C.* or CINIF). The CINIF decided to rename Generally Accepted Accounting Principles (GAAP) as Mexican Financial Reporting Standards (Mex-FRS) or, if applicable, FRS interpretations, and incorporated the previously issued Mexican accounting bulletins that were in force through July 31, 2004 and that will remain so until they are modified, replaced or abolished by any newly issued Mex-FRS. At December 31, 2005, the CINIF had issued eight Series "A" Mex-FRS (conceptual framework) and Mex-FRS B-1, which went into effect on January 1, 2006. The adoption of these new accounting pronouncements have not had a material effect on the Group's financial information.

For 2005:

Spin-off

In August 2005, the Group concluded a corporate restructuring process, whereby it spun off its equity investment in certain subsidiaries and created a new economic group engaged in making infrastructure investments in Mexico and Latin America. As part of the restructuring, the Group transferred its equity interest in the following companies: Pensiones Inbursa, Banco Inbursa, Seguros Inbursa and Fianzas Inbursa, to Impulsora del Desarrollo Económico de América Latina, S.A. de C.V. (the newly created company). The spin-off of shares that gave rise to a decrease in stockholders' equity of Ps. 9,290 had no effect in the Group's results of operations.

2. Summary of Accounting Policies and Practices

The financial statements of the Group are prepared on the basis of the accounting criteria established by the CNBV, which include specific rules with respect to the recording, valuation, presentation and disclosure of the Group's financial information. Also, in the instances where no specific criteria have been established by the CNBV, the financial statements were prepared considering the guidelines of Mex-FRS.

When reviewing the financial statements, the CNBV has, within its inspection and supervisory powers, the right to demand those modifications and corrections that it considers necessary prior to the publication of such statements.

In certain instances the accounting criteria used in the preparation of financial statements are at variance with Mex-FRS as applicable to unregulated entities. The main differences are as follows:

i) Under the CNBV accounting criteria, the unrealized gain or loss on the equity investment in companies in which the Group does not have a controlling interest or over which it does not exercise significant influence is recognized using the equity method, whereas Mex-FRS require the use of the restated-cost method.

ii) For Mex-FRS purposes, foreclosed and repossessed property is treated as a non-monetary item, whereas the CNBV rules require that foreclosed and repossessed property be treated as a monetary item.

iii) Under CNBV accounting criteria, premiums receivable and payable on repurchase agreements are recorded at their present value, not based on the accrual method, as required by Mex-FRS.

iv) Under both Mex-FRS and the CNBV's criteria, the assets and liabilities of those companies over which the Group exercises significant influence must be consolidated. However, CNBV accounting criteria establish exceptions to this rule, as it does not require consolidation of investment funds, companies regulated by the CNBV and non-financial companies, even though the Group exercises significant influence over its subsidiaries.

v) Mex-FRS require the identification of embedded derivatives, while CNBV accounting criteria does not address this issue. With respect to the valuation of the hedging effectiveness of those derivatives acting as hedges, CNBV accounting criteria differ from Mex-FRS in certain valuation procedures.

vi) CNBV accounting criteria establish that the balance of margins related to futures for trading is included as part of the caption Cash and cash equivalents, whereas Mex-FRS require that such margins be included in Derivatives.

vii) Under Mex-FRS, companies are required to eliminate intercompany transactions when using the equity method, whereas under the CNBV accounting criteria, financial group holding companies are not required to eliminate intercompany transactions when using the equity method.

viii) Under Commission accounting criteria, the effect of the change in tax rates used to compute deferred taxes is presented in the statement of income as an extraordinary item and not as part of the caption Deferred taxes, as required by Mex-FRS.

ix) There are differences in the way certain accounts in the financial statements are grouped and presented.

The most important accounting policies and practices observed by the Group in the preparation of these consolidated financial statements are described below:

a) Consolidation of the financial statements

The Group is required to consolidate the financial information of those entities of which it holds more than 50% of the voting shares (Note 3), with the exception of its investments in companies regulated by the CNSF, which, in conformity with CNBV regulations, are recognized using the equity method.

The financial statements are prepared based on the grouping of accounts required by the CNBV for controlling companies of financial groups.

Important intercompany balances and transactions have been eliminated in the consolidation, except for those carried out between companies in the insurance and bonding sector, as well as those related to investment funds (SINCA Inbursa, S.A. de C.V.). As specified by the CNBV, transactions conducted between the CNSF-regulated subsidiaries and other companies in the Group, have not been eliminated (Note 4).

CNBV regulations require that amounts shown in the financial statements of credit institutions be expressed in millions of Mexican pesos with purchasing power at the latest balance sheet date reported on. Since certain captions of the accompanying consolidated financial statements show balances less than one million Mexican pesos, certain historical or nominal amounts are the same as the amounts restated or, otherwise, are not included in the captions.

Certain amounts in the 2005 financial statements as originally issued have been reclassified for uniformity of presentation with the 2006 financial statements.

b) Use of estimates

The preparation of financial statements requires management to make certain estimates to determine the value of certain assets and liabilities. Actual amounts could vary from these estimates.

c) Recognition of the effects of inflation on financial information

The amounts shown in the accompanying financial statements and in these notes are expressed in millions of Mexican pesos with purchasing power at December 31, 2006, using factors derived from the value of the Investment Units (UDIs). The restatement factor applied to the financial statements at December 31, 2005 was 1.0416, which is similar to the factor determined using information derived from the Mexican National Consumer Price Index (NCPI) from January 1 to December 31, 2006. The main inflation accounting concepts and procedures are as follows:

Capital stock, retained earnings and capital reserves. Capital stock, retained earnings and capital reserves have been restated from the time capital contributions were made or earnings were obtained, through the latest balance sheet date.

The captions Deficit from restatement of stockholders' equity and Result from holding non-monetary assets derived from valuation of long-term equity investments are restated as additional items in stockholders' equity.

Non-monetary items. Non-monetary items different from stockholders' equity (buildings, furniture and equipment and deferred charges) are shown restated based on the value of the UDI, from the date of purchase to the latest balance sheet date.

Goodwill. Goodwill represents the difference between the purchase price and the fair value of the net assets acquired at purchase date (long-term equity investments) and is restated based on the value of the UDI, from the date of purchase to the latest balance sheet date being reported on.

Statement of income. The amounts shown in the statement of income are expressed in millions of constant Mexican pesos, based on the factor obtained by dividing the value of the UDI at the end of the year by the value of the UDI in each of the months the transactions occurred.

Monetary position result. Monetary assets and liabilities give rise to gains and losses due to the diminished purchasing power of the Mexican peso. The effect of inflation on the average monetary position of the Group and its subsidiaries is included each month in the statement of income. An analysis of the principal average annual amounts of monetary assets and liabilities considered in determining the monetary position result for the years ended December 31, 2006 and 2005 is as follows:

	2006		
	Average amount	**Effect on financial margin**	**Effect on other expenses**
Assets			
Cash and cash equivalents	**Ps. 9,811**	**Ps. 1,071**	**Ps. 8,740**
Securities and derivatives	**287,296**	**286,298**	**998**
Loan portfolio	**48,490**	**55,387**	**(6,897)**
Other assets	**8,184**	**1,602**	**6,582**
	353,781	**344,358**	**9,423**
Liabilities			
Deposits	**45,575**	**45,575**	
Interbank and other borrowings	**2,683**	**2,683**	
Securities and derivatives	**273,565**	**273,558**	**7**
Other accounts payable	**9,210**	**318**	**8,892**
	331,033	**322,134**	**8,899**
Net long position	**Ps. 22,748**	**Ps. 22,224**	**Ps. 524**
Net monetary position loss	**Ps.(947)**	**Ps.(936)**	**Ps.(11)**

	2005		
	Average amount	Effect on financial margin	Effect on other expenses
Assets			
Cash and cash equivalents	Ps. 7,385	Ps. 1,333	Ps. 6,052
Securities and derivatives	170,764	168,774	1,990
Loan portfolio	57,333	56,330	1,003
Other assets	75,266	68,337	6,929
	310,748	294,774	15,974
Liabilities			
Deposits	50,353	50,299	54
Interbank and other borrowings	3,305	3,305	-
Securities and derivatives	219,962	219,942	20
Other accounts payable	13,666	-	13,666
	287,286	273,546	13,740
Net long position	Ps. 23,462	Ps. 21,228	Ps. 2,234
Net monetary position loss	Ps.(682)	Ps.(618)	Ps.(64)

Deficit from restatement of stockholders' equity. This represents the accumulated monetary position loss determined at the time the effects of inflation were first recognized.

Accumulated result from holding non-monetary assets. The result from holding non-monetary assets represents the net difference between the increase in the specific value of non-monetary assets and the increase in the value of such assets as measured solely by inflation.

d) Recording of transactions

Transactions related to investments in securities, repurchase agreements and security loans, among others (both proprietary and customer's positions), are recorded at the time agreements are entered into, irrespective of the settlement date.

e) Cash and cash equivalents

Cash and cash equivalents consist basically of bank deposits and highly liquid investments with maturities of less than 90 days. Such investments are stated at acquisition cost plus accrued interest at the balance sheet date, similar to market value.

Call money financing, whose repayment period may not exceed three days, are included as part of the caption Cash and cash equivalents for financing extended and Demand deposits for loans received. Earned or paid interest is credited or charged to income using the accrual method.

f) Foreign currency transactions

- Buying and selling of foreign currency

Transactions involving the buying and selling of foreign currency are recorded at the contracted price. In the case of the buying or selling of foreign currency, where it is agreed that settlement shall be a maximum of two bank-working days after trade date, such currency is recorded as a restricted liquid asset and a liquid asset disbursement, respectively.

- Foreign currency denominated assets and liabilities

Foreign currency denominated assets and liabilities are recorded at the prevailing exchange rate on the day of the related transaction and are translated using the exchange rate of the date of the financial statements, as published by Banxico on the immediately following bank-working day. Exchange differences are charged or credited to results of operations under the caption Intermediation loss.

g) Investments in securities

Investments in securities include debt instruments and shares. They are classified based on management's intentions with regard to each investment at the time of purchase. Each classification includes specific rules with respect to the way the investment is recorded, valued and presented in the financial statements, as shown below:

Securities for trading

These instruments are acquired for the purpose of obtaining gains on returns and/or their changes in market value. These investments are initially recorded at cost, plus returns, and in the case of debt instruments, interest is determined using the real interest or straight-line method, and is credited to income as part of the caption Interest income. Securities for trading are valued at fair value using the restated prices provided by a price supplier authorized by the CNBV and the related gain or loss is credited or charged to operations under the caption Intermediation loss.

Securities available-for-sale

These refer to cash surplus investments, which are not intended for trading or to be held-to-maturity. These investments are initially recorded at cost, plus returns, and in the case of debt instruments, interest is determined using the real interest or straight-line method, and is credited to income as part of the caption Interest income.

Securities available-for-sale are valued at fair value using the restated prices provided by a price supplier authorized by the CNBV and the related gain or loss is credited or charged to stockholders' equity. At the maturity date or at the time the instruments are sold, the difference between their selling price and carrying value is recognized in results of operations of the year and the mark-to-market adjustment of instruments available-for-sale reflected in stockholders' equity is reversed against results of operations as a realized gain or loss.

At December 31, 2006 and 2005, the Group has no securities available-for-sale.

Securities held-to-maturity

Investments in debt instruments with determined payments due over a period of more than 90 days are acquired with the intention of holding them to maturity. These investments are recorded at cost, plus returns determined using the straight-line method, which are credited to income as part of the caption Interest income. Since these investments are recorded at their nominal value, the effects of their market valuation are not recognized for financial reporting purposes.

In conformity with the CNBV accounting Criterion B-2, a debt instrument cannot be classified as held-to-maturity if the Group, based on the experience acquired during the current year or the two immediately preceding years, has sold or transferred a security with similar characteristics prior to its maturity, except for the following situations: i) when the security has been sold within 28 days prior to maturity; and ii) when at the time of sale, more than 85% of the instrument's nominal yield has accrued.

Transfer of instruments between categories

The transfer of instruments to Held-to-maturity or Available-for-sale requires the express authorization of the CNBV.

In the case of transfer of instruments between categories, in conformity with the CNBV accounting criteria, the valuation result is recognized as follows:

- If a security is transferred from the Instruments for trading category to any other category, no valuation result is recognized, since the related unrealized gains or losses at the date of transfer were periodically credited or charged, respectively, to results of operations.

- If a security is transferred to the Instruments for trading category, the related unrealized gain or loss at the date of transfer is credited or charged, respectively, to results of operations.

- If a debt security is transferred from the Available-for-sale category to the Held-to-maturity category, the related unrealized gain or loss at the date of transfer will continue to be reported in stockholders' equity, but should be amortized over the remaining life of the security.

- If a debt security is transferred from the Held-to-maturity category to the Available-for-sale category, the related unrealized gain or loss at the date of transfer must be recognized in stockholders' equity.

Dividends

Stock dividends received are recorded recognizing the increase or decrease in the number of shares held and, at the same time, the average unit purchase cost of the shares. This is the same as assigning a zero value to the dividend.

Cash dividends received are recorded by decreasing the value of the related equity investment.

h) Repurchase agreements

In security repurchase agreements, a portion is recorded as an asset and the other portion as a liability, in both memoranda and balance sheet accounts.

At the end of each month, securities to be received and to be delivered under repurchase agreements are valued at their fair value based on prices provided by a price supplier. Accounts receivable and payable under security repurchase agreements are valued at the present value of the price at maturity (the contracted price plus the related premium), based on the rate of return on similar securities, whose maturity is equal to the remaining period of the repurchase agreement. The related gain or loss on valuation is included as part of the caption Intermediation loss.

In conformity with CNBV requirements, the net debit and credit balances shown in the balance sheets correspond to individual offsetting of the asset and liability positions for each transaction.

Repurchase transactions with maturities of more than three business days or when the risk limits established with other intermediaries have been exceeded must be collateralized (guarantee). Guarantees received in repurchase transactions in which the Group acts as buyer are recorded in memoranda accounts. For transactions in which the Group acts as seller, delivered securities are reclassified to the caption Proprietary securities delivered in guarantee under security repurchase agreements.

i) Derivatives

When entering into agreements involving financial instruments (derivatives), the Group's general purposes include the following: i) the short- and medium-term active participation in those markets; ii) to provide its customers with market transactions of derivative products, in response to their needs; iii) to identify and take advantage of the current derivative market conditions; and iv) to protect itself against risks derived from unusual variances of underlying (foreign currencies, interest rates, shares, etc.) to which the Group is exposed.

- Obligations

Derivative agreements that are not entered into on recognized markets are documented by means of a standard agreement establishing the following obligations for the Group and its counterparties:

- Deliver the accounting and legal information agreed upon by the parties in the contract exhibits or confirmation of transactions.

- Provide the other party with any other document agreed upon in the contract exhibits or confirmation of transactions.

- Comply with all applicable laws, regulations and provisions.

- Maintain in force all any internal or government authorizations necessary to fulfill the relevant contractual obligations.

- Give written notice to the other party immediately after being informed that the Group has incurred in one of the causes for early termination established in the standard agreement.

Derivatives are recorded at the contracted price and are valued using the applicable accounting criteria based on their classification as either for trading or hedging. Highlights of the accounting treatment used for each agreement are as follows:

- **Forwards for trading**

The position in forwards for trading is recognized as an asset and a liability at the initially contracted price multiplied by the notional amount. The net balance (position) is presented in the balance sheet as part of the caption Derivatives.

The valuation effect resulting from the difference between the contracted price and the fair value is recognized in the statements of income under the caption Intermediation loss. The fair value of forwards is provided by a price supplier.

- **Futures for trading**

The position in futures for trading is recognized as an asset and a liability at the initially contracted price multiplied by the notional amount. The net balance (position) is presented in the balance sheet as part of the caption Cash and cash equivalents, together with the guarantees provided (margin).

Fluctuations in futures transactions are recognized in the statements of income under the caption Intermediation loss. The fair value is obtained based on the related price quotations in the markets where futures are traded: the Chicago Mercantile Exchange (CME) and the Mexican Derivatives Market (MexDer).

- **Forwards and futures for hedging**

In the case of forwards and futures for hedging, the asset or liability position (buying or selling) is recorded at the initial spot price multiplied by the number of units of the underlying asset, which is valued at its fair value, using the same valuation methods or techniques as those used for the primary hedged position, recognizing this effect in results of operations under the caption Intermediation loss. The counter or offsetting asset or liability account is valued at the contracted price.

In addition, the difference between the initial spot price and the counter-account is recognized as a deferred charge or credit, which is amortized using the straight-line method during the effective term of the agreement.

For presentation purposes, the Group offsets the asset and liability positions, presenting the net result together with the principal position.

In October 2005, the Group stopped using hedging forwards and futures.

- **Swaps**

Swaps for trading and for hedging are recorded at the initially contracted price.

Swaps for trading are valued at their fair value, which represents the present value of anticipated future cash flows to be received and to be delivered, which are projected based on the applicable implicit future rates, discounted by the prevailing market interest rates at the date of valuation. The determined result of this valuation is recognized in results of operations as an unrealized gain or loss as part of the caption Intermediation loss.

In the case of swaps used as hedges, both the portion recognized as an asset (flows to be received) and the portion recorded as a liability (flows to be delivered) are valued using the same method as the one used to value the assets and liabilities that are being hedged. The effect of the valuation is recognized in the statement of income in the caption Intermediation loss.

For presentation purposes, the Group offsets the asset and liability positions, presenting the net result together with the principal position.

j) Clearing accounts

Clearing account balances refer to the buying and selling of securities pending settlement.

With respect to transactions involving the buying and selling of foreign currency that are not paid for immediately in cash or where settlement is not on a same-day basis, the related amount receivable or payable is recorded in Mexican pesos in a clearing account, until the respective payment is made. The net amount of debit and credit balances in clearing accounts is included as part of the captions Other accounts receivable and Sundry creditors, respectively, in the balance sheet.

k) Loan portfolio and interest earned

i) Accounting record

- Loan portfolio recording

Lines of credit granted to customers are recorded as part of the caption Other memoranda accounts, at the time they are authorized by the Group's Credit Committee. Drawdown made by borrowers on the authorized lines of credit is recorded as assets at the time the related funds are transferred.

With respect to the discounting of notes, with or without recourse, the Group records the total amount of notes received as a loan portfolio, crediting the related cash disbursement, as agreed upon in the related agreement. Any difference between the amount of notes and disbursement is then recorded in the caption Deferred credits as interest collected in advance and is amortized using the straight-line method over the term of the loan.

Letters of credit are recorded in memoranda accounts as part of the caption Irrevocable lines of credit, which, after being exercised by the customer or its counterparty, are transferred to the loan portfolio, while the unsettled cash is credited to the caption Sundry creditors and other accounts payable.

Interest on performing loans is credited to income as it accrues, irrespective of the settlement date. The recognition of interest is suspended at the time the loan is transferred to the past-due portfolio.

- Transfers to the past-due portfolio

When payments of principal or accrued interest are not made at the time they are due, the aggregate amount of principal and interest is transferred to the past-due portfolio on the business day following the breach. The Group's internal policy also considers the accounting criteria established by the CNBV for the transfer of loans to the past-due portfolio, as follows:

- When the Group learns that borrower has declared bankruptcy in terms of the Mexican Bankruptcy Act or

- When the borrower fails to make payments within the originally stipulated terms, as follows:

    - If the loan is repayable in one single payment of principal and interest and is 30 days or more overdue;
    - If the loan is of principal repayable in one single payment and interest payable in installments and is 90 days or more overdue in the interest payments or 30 days or more overdue in payment of principal;
    - If the loan has principal and interest due and payable in installments and is 90 days or more overdue.
    - If the loan consists of revolving loans and two monthly billing periods or, if applicable, is 60 days or more overdue.
    - If the loan consists of mortgage loans and is 90 days or more overdue.

Overdue loans are transferred back to the performing loan portfolio when the borrower pays any current-period or outstanding installment. However, if any of the applicable above-mentioned terms established by the CNBV have already expired, overdue loans are transferred back to the performing loan portfolio only when there is evidence of sustained payment of both principal and interest of at least three consecutive installments, though in the case of installments that cover periods in excess of 60 days, overdue loans are reverted back to the performing loan portfolio when the borrower has made at least one payment.

Ordinary uncollected interest included in the past-due portfolio is not considered in grading the credit risk since such interest is reserved in full.

- Loan restructurings and renewals

Loan restructurings consist of extensions made to the guarantees covering drawdowns made by the borrower, as well as changes in the original conditions agreed on for the loans with respect to payments, interest rates, terms or currency. Restructured loans recorded in the performing loan portfolio are not transferred to the overdue portfolio, when they are within the time limits mentioned above relative to the transfer to the past-due portfolio. Any restructured loans classified as overdue are transferred to the performing loan portfolio until there is evidence of sustained payment.

Loan renewals are transactions in which the amortization term is extended to the maturity date of such loan, or it is repaid at any time with financing derived from other loan obtained from the Group, in which the debtor or any other person is part due to their equity participations constitute common risks. If the borrower fails to repay on time any accrued interest and 25% of the original amount of the loan, based on the conditions agreed on the related contract, such loans are considered to be overdue until there is evidence of sustained payment

- Purchase of loans

With respect to the purchase of loans, the Group records all of the collection rights acquired as loan portfolio against the related cash outflows. If, based on the contractual terms and market conditions, the resources paid in the transaction exceed the collection rights acquired, the difference is considered as a premium paid in the transaction and is recorded as a deferred charge subject to amortization using the straight-line method during the term of the loan. For tax reporting purposes, premiums are deducted at the time they are paid. Therefore, this item gives rise to a temporary difference for purposes of deferred taxes.

iii) Credit management

The Group's credit management activities for the evaluation and analysis with respect to the granting of loans and the control and recovery of its loan portfolio are described below:

- Analysis of credits

The control and analysis of credits starts from the time information is received to the time the credit is repaid in full, passing through a number of filters in the different areas of the Group.

In the case of corporate (commercial) credits, the Group performs a detailed analysis of the financial position and qualitative aspects of the applicant, and reviews the borrowers' credit history based on reports obtained from credit bureaus.

In the case of consumer, home mortgage and other loans granted to small and medium-sized companies, the Group performs parametric analyses and verifies the borrowers' credit history based on reports obtained from credit bureaus.

The Group monthly evaluates and follows up on credits by means of regulatory reports issued to meet the requirements of the related regulatory authorities and internal reports with their respective monthly updating.

The Group has also created specific policies to grant loans based on the product or type of credit requested. For commercial loans: i) the authorized bodies (Credit Committee) establish the basic conditions of the loans with respect to the amounts, guarantees, terms, interest rates, commissions, among others; ii) the credit operations area verifies that the approved loans have been properly documented; iii) all loan drawdowns must be approved by the credit operations area.

With respect to the evaluations for the granting of consumer loans, the Credit Committee grants the retail credit analysis area the power to approve or deny loans of up to Ps. 10 million, under specific limits related to the amount, term, interest rate, guarantees, etc. Therefore, the retail credit analysis area is responsible for authorizing, notarizing, safeguarding and following up the documentation of these kinds of loans.

The Group has established different procedures for the recovery of credits, including loan restructuring negotiations and court-action for collection.

- Determination of concentration of risk

The policies and procedures used to determine risk concentrations of the loan portfolio are summarized below:

- The Group requires borrowers, whose authorized credit lines are more than or equal to 30 million of UDIS, to deliver information in a specific instructions manual for the determination of common risks. Such information shall be included in a customer relation process for the determination and updating of loan portfolio risks.

- The credit operations area verifies that any drawdown made on the authorized lines of credit does not exceed the maximum loan limits established by the Group on a quarterly basis, as well as those limits established by the regulatory authorities.

- The credit analysis area periodically reports the amount of the lines authorized by the Credit Committee to the operations area to provide for the adequate compliance with risk concentration limits.

- If credit transactions exceed the limits established by the Group due to circumstances not related with the granting of loans, the areas involved in the implementation of the required corrective measures should be informed.

- The credit operations area is responsible for informing the CNBV of any time the common risk limits have been exceeded.

- Identification of troubled loan portfolio

The Group performs a monthly analysis of the economic environment in which its borrowers operate, to identify promptly any possible problems in the performing loan portfolio.

Group policy is to identify and classify the troubled loan portfolio based on the risk grade resulting from the loan portfolio grading. The troubled loan portfolio includes "D" and "E" risk-grade risks, regardless of whether they form part of the performing or past-due portfolio and, if applicable, other specific loans that might be considered by the credit analysis area.

The main comprehensive risk management policies and procedures implemented by the Group are specified in Note 27.

l) Preventive provision for credit risks

The Ministry of Finance and Public Credit (SHCP), through the CNBV, establishes the rules for credit portfolio grading applicable to credit institutions. The Group sets up quarterly the preventive provision for commercial credit risks based on the qualitative and quantitative factors for each borrower and by type of credit, analyzing any country, industrial, financial and payment experience risks. A summary of the grading process at December 31, 2006 and 2005 is shown in Note 11.

The methodology for the grading of the consumer and home mortgage loan portfolio consists of creating preventive provisions for credit risks based on a classification of outstanding installments at the date of grading, assigning a risk degree and specific percentage of provision based on the number of unpaid installments.

As a result of the grading process, any increase or decrease in the preventive provision for credit risks is credited or charged to results of operations, adjusting the financial margin, accordingly.

Loans are written off when collection is deemed to be practically impossible. The collection of loans that have previously been written off is recognized through a credit to the preventive provision for credit risks.

m) Capital and operating leases

- **Capital lease**

Financial leases are accounted for in the portfolio at their underlying amounts. Unaccrued financial income is recorded as a deferred credit.

Guaranty deposits made by customers under capital leases are recorded in Sundry creditors and other accounts payable, against which last rental payments are applied. Guaranty deposits are only recognized as revenue for the Group once the leases have expired and when the purchase option has been exercised.

- **Operating lease**

All transactions not classified as capital leases are controlled in memoranda accounts. All rental income under such leases is recognized in the portfolio and is recorded under the caption Commercial loans using the accrual method. All assets subject to operating leases are recorded as fixed assets.

n) Foreclosed and repossessed property or property received as payment in kind

Foreclosed and repossessed property is recorded at the lower of either the court-awarded value established in the foreclosure or repossession proceedings or the net realizable value of the property. Property received as payment in kind is recorded at the lower of the appraised value of the property or the agreed amount. In conformity with CNBV requirements, foreclosed and repossessed property is classified as monetary items and, accordingly, has not been restated as the rest of the long-lived assets.

o) Buildings, furniture and equipment

Buildings, furniture and equipment are recorded initially at cost and presented in Mexican pesos with purchasing power at the balance sheet date, net of the related accumulated depreciation, which is computed on restated values using the straight-line method, at the related tax rates.

Maintenance and repairs are expensed as incurred.

p) Long-term equity investments

Equity investments in subsidiaries and other long-term equity investments are stated initially at acquisition cost and then valued at their net carrying value using the equity method, which consists of recognizing the Group's equity, after purchase, in current year results of operations and other stockholders' equity accounts in the financial statements of the investees. These investments are recorded in results of operations as part of the caption Equity interest in net income of subsidiaries and associates, and in stockholders' equity as part of the caption Result from holding non-monetary assets, respectively. When these companies pay cash dividends, the amount received is deducted from the carrying value of the investments (Note 14).

q) Deferred charges

Deferred charges are recorded at acquisition cost and are restated based on the value of the UDI and amortized at the annual rate of 5% (Note 15).

r) Impairment in the value of long-lived assets

The Group performs annual analyses to determine whether there are indications of impairment in the value of its long-lived assets, tangible or intangible, including goodwill. At December 31, 2006 and 2005, there are no indications of impairment in the Group's long-lived assets.

s) Deposits and borrowings

Liabilities in the form of deposits and borrowings (demand and time deposits and interbank and other borrowings) are accounted for at the underlying amount of the liability. Interest is charged to income using the accrual method at the agreed rate.

Securities included in traditional deposits (demand and time deposits) that are part of the direct bank deposits are classified and recorded as follows:

- Securities placed at nominal value are accounted for at the underlying amount of the liability. Accrued interest is charged to income;

- Securities placed at a price other than nominal value (with a premium or at a discount) are accounted for at the underlying amount of the liability, while the difference between the nominal value of the security and the amount of cash received is recognized as a deferred charge or credit and is amortized using the straight-line method against income during the term of the security.

- Securities placed at a discount and bearing no interest (zero coupon) are valued at the time of issuance based on the amount of cash received. The difference between the nominal value of the security and the amount of cash received is considered as interest, and recognized in results of operations using the real-interest method.

Fixed-term deposits made through certificates of deposit (CD's), deposits withdrawable on pre-established days and notes with interest payable at maturity (PRLVs) are recorded at their nominal values (Note 16).

t) Labor obligations

- **Termination payments**

Under Mexican Labor Law, the Group is liable for termination benefits accruing to employees who are dismissed in certain circumstances.

- **Retirement pension fund and seniority premiums**

Under Mexican Labor Law, in the case of Group companies which have employees of their own, employees who resign after fifteen or more years of service, as well as those who are dismissed in certain circumstances or the heirs of those who die before such time, are entitled to a seniority premium.

To meet this obligation, at December 31, 2006 and 2005, the Group has set up a reserve determined based on actuarial computations, following the requirements of Mexican accounting Bulletin D-3, *Labor Obligations*, of Mex-FRS.

u) Deferred taxes

Deferred taxes are determined on all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the time the related asset or liability is expected to be realized. Deferred taxes are computed on tax losses to be carried forward. The current year effect is recognized in the statement of income and the cumulative effect is presented, depending on its nature, as an asset or liability. The Group evaluates periodically the possibility of recovering deferred tax assets and, if necessary, creates a valuation allowance for those assets that are unlikely to be recovered (Note 20).

The effects derived from the change in tax rates are presented in the statement of income as an extraordinary item.

v) Contingent liabilities and commitments

Liability provisions are recognized whenever (i) the Group has current obligations (legal or assumed) derived from past events, (ii) the liability will most likely give rise to a future cash disbursement for its settlement and (iii) the liability can be reasonably estimated.

Contingent liabilities are recognized only when they will most likely give rise to a future cash disbursement for their settlement. Also, commitments are only recognized when they will generate a loss.

w) Assets and liabilities in investment units ("UDIS")

UDI denominated assets and liabilities are presented in the balance sheet at their Mexican peso value at the balance sheet date. The value of the UDI at December 31, 2006 and 2005 was Ps. 3.788954 and Ps. 3.637532, respectively.

At February 28, 2007, the date of the audit report on the accompanying financial statements, the value of the UDI is Ps. 3.833887.

x) Memoranda accounts

The Group records and controls in memoranda accounts all supplementary financial and non-financial information to that included in the balance sheet, mainly with respect to the opening of lines of credit with borrowers, securities held for safekeeping or securities under management, which are valued at fair value, as well as property held under trust agreements (when the Group acts as trustee) and asset and liability positions derived from security repurchase agreements.

y) Recognition of interest

Interest on performing loans is recognized and credited to income using the accrual method. Late interest on past-due loans is credited to income at the time the interest is actually collected. Interest on financial instruments is credited to income using the accrual method.

Interest on liabilities is charged to income using the accrual method, irrespective of the date on which it is due and payable.

z) Commission income and expense

Commissions collected and paid are credited and charged, respectively, to income of the year in which the commissions are determined. Commissions are independent of the interest rate charged or paid.

Commissions derived from the management of retirement savings system resources are computed by applying a 0.5% cash flow commission and an annual commission on the daily balance of each affiliate's accumulated contributions. Balance commissions are provided for on a daily basis and the accumulated balance is obtained at the end of each month. Cash flow commissions are recognized at the time worker contributions are received.

aa) Intermediation loss

Intermediation loss is mainly derived from mark-to-market valuations of securities, instruments to be received or to be delivered under repurchase agreements, derivatives and foreign currency, as well as the result of purchase-sale of securities and derivatives, and foreign currency. This caption also includes the effect of translation of foreign currency positions and UDIs (Note 25).

ab) Goodwill

Goodwill represents the excess purchase price of shares of subsidiaries over the book value of the shares acquired and is restated based on the value of the UDI. Goodwill is evaluated annually for impairment (Note 2q).

ac) Equity interest in net income of subsidiaries

This caption represents the equity method applied to long-term investments in shares of companies not subject to consolidation.

ad) Comprehensive income

Comprehensive income consists of the net income or loss for the year, plus the result from holding non-monetary assets and the effect of deferred taxes applied directly to stockholders' equity, as well as the effect of minority interest.

3. Consolidation of Subsidiaries

The Group is required to consolidate the financial information of all its subsidiaries in the financial sector, as well as the subsidiaries that provide supplementary or ancillary services. CNBV requirements establish that long-term equity investments in insurance and bonding companies are to be valued using the equity method and, accordingly, they are not subject to consolidation. The Group is a major stockholder in the following companies:

	Equity (%)
Arrendadora Financiera Inbursa, S.A. de C.V.	**99.9999**
Asesoría Especializada Inburnet, S.A. de C.V.	**99.9993**
Banco Inbursa, S.A.	**99.9996**
Fianzas Guardiana Inbursa, S.A.	**99.9999**
Inversora Bursátil, S.A. de C.V., Casa de Bolsa	**99.9956**
Pensiones Inbursa, S.A.	**99.9985**
Operadora Inbursa de Sociedades de Inversión, S.A. de C.V.	**99.9980**
Out Sourcing Inburnet, S.A. de C.V.	**99.9999**
Seguros Inbursa, S.A.	**99.9999**

Highlights of the financial information of consolidated subsidiaries, including intercompany transactions, at December 31, 2006 and 2005 are as follows:

	2006			
	Total assets	**Total liabilities**	**Stockholders' equito**	**Net income**
Arrendadora Financiera Inbursa	**Ps. 298**	**Ps. 221**	**Ps. 77**	**Ps. 15**
Asesoría Especializada Inburnet	**20**	**5**	**15**	**9**
Banco Inbursa	**80,981**	**56,741**	**24,240**	**92**
Inversora Bursátil	**2,342**	**333**	**2,009**	**507**
Operadora Inbursa	**671**	**108**	**563**	**151**
Out Sourcing Inburnet	**37**	**12**	**25**	**4**
	Ps. 84,349	**Ps. 57,420**	**Ps. 26,929**	**Ps. 778**

	2005			
	Total assets	Total liabilities	Stockholders' equity	Net income
Arrendadora Financiera Inbursa	Ps. 390	Ps. 314	Ps. 76	Ps. 16
Asesoría Especializada Inburnet	9	4	5	3
Banco Inbursa	80,663	55,743	24,920	1,077
Inversora Bursátil	1,771	268	1,503	326
Operadora Inbursa	605	84	521	228
Out Sourcing Inburnet	29	9	20	2
	Ps. 83,467	Ps. 56,422	Ps. 27,045	Ps. 1,652

Highlights of the unconsolidated financial information of CNSF-regulated subsidiaries, including intercompany transactions, at December 31, 2006 and 2005 are as follows:

	2006			
	Seguros Inbursa	**Fianzas Guardiana**	**Pensiones Inbursa***	**Total**
Investments in securities	**Ps. 15,915**	**Ps. 1,117**	**Ps. 16,963**	**Ps. 33,995**
Debtors	**2,517**	**123**	**3**	**2,643**
Reinsurers and rebonders	**1,164**	**13**	**-**	**1,177**
Other assets	**2,929**	**313**	**114**	**3,356**
Total assets	**Ps. 22,525**	**Ps. 1,566**	**Ps. 17,080**	**Ps. 41,171**
Technical reserves	**Ps. 15,810**	**Ps. 220**	**Ps. 13,880**	**Ps. 29,910**
Reinsurers and rebonders	**481**	**12**	**-**	**493**
Other liabilities	**2,615**	**243**	**129**	**2,987**
Total liabilities	**18,906**	**475**	**14,009**	**33,390**

	2006							
	Seguros Inbursa		**Fianzas Guardiana**		**Pensiones Inbursa**		**Total**	
Contributed capital	**Ps.**	**1,028**	**Ps.**	**152**	**Ps.**	**1,068**	**Ps.**	**2,248**
Accumulated earned capital		**1,637**		**643**		**1,525**		**3,805**
Net income		**954**		**296**		**478**		**1,728**
Total stockholders' equity		**3,619**		**1,091**		**3,071**		**7,781**
Total liabilities and stockholders' equity	**Ps.**	**22,525**	**Ps.**	**1,566**	**Ps.**	**17,080**	**Ps.**	**41,171**

	2005							
	Seguros Inbursa		Fianzas Guardiana		Pensiones Inbursa*		Total	
Investments in securities	Ps.	14,023	Ps.	1,000	Ps.	16,712	Ps.	31,735
Debtors		2,577		101		5		2,683
Reinsurers and rebonders		1,762		18		-		1,780
Other assets		3,112		75		120		3,307
Total assets	Ps.	21,474	Ps.	1,194	Ps.	16,837	Ps.	39,505
Technical reserves	Ps.	15,705	Ps.	219	Ps.	13,363	Ps.	29,287
Reinsurers and rebonders		635		7		-		642
Other liabilities		2,263		148		870		3,281
Total liabilities		18,603		374		14,233		33,210
Contributed capital		1,029		153		1,070		2,252
Accumulated earned capital		1,270		467		923		2,660
Net income		573		200		611		1,384
Total stockholders' equity		2,872		820		2,604		6,296
Total liabilities and stockholders' equity	Ps.	21,475	Ps.	1,194	Ps.	16,837	Ps.	39,506

In the unconsolidated financial statements, the equity investment in these companies has been valued using the equity method, which consists of recognizing the Group's proportional share in the stockholders' equity and in the net income or loss of the investees. The equity investment in subsidiaries is reflected in the balance sheet in the caption Long-term equity investments (Note 14).

* Promotora Inbursa, S.A. de C.V. (a subsidiary of Pensiones Inbursa, S.A.) holds investments in ordinary certificates of participation (COP's) owned by Televisa, which have been deposited in a neutral trust created in Banco Inbursa (trustee), in which Promotora Inbursa acts as beneficiary and trustor. The deposited certificates have withdrawal restrictions, since they can only be sold upon the prior written authorization of the Trust's beneficiaries and trustors, unless the sale of the COP's is made to an affiliated company. Under the trust agreement, the withdrawal of COP's is restricted to the following dates:

i) Two-thirds of the investment was restricted through July 2005 and was held by Promotora Ideal as a result of the spin-off carried out in 2005, and ii) one-third held by Promotora is restricted through July 2009 and is represented by 66,301,996 COP's.

Due to the existing restrictions, the initial value of COP's is restated based on the adjustment factors derived from the NCPI. If at any time the restated amount of the investment exceeds its market value, such restated amount should be adjusted to its market value. At December 31, 2006 and 2005, the market value of the investment is Ps. 3,878,667 and Ps. 2,947,917, respectively, and its restated value is Ps. 1,954,410 in both years.

One year prior to the expiration of the restriction, Promotora must recognize both the market valuation of the investments and the related deferred taxes. The related effect must be recognized in stockholders' equity.

4. Related Parties

At December 31, 2006 and 2005, the balance of loans made to related parties represents a percentage within the limits established under the Credit Institutions Act. An analysis is as follows:

a) Balances and transactions with companies regulated by the CNBV and companies that provide supplementary services to the Group

The following balances represent related party transactions, which are included in the Group's assets, liabilities and results of operations. Such balances have not been eliminated in the consolidated financial statements, since the CNBV accounting criteria prohibits the Group from consolidating the financial statements of the subsidiaries with which the Group conducts these transactions (Note 2).

Balances		**2006**		2005
Due from:				
Commissions receivable from Inbursa Siefore (Note 12)	**Ps.**	**34**	Ps.	28
Due to:				
Investments and deposits Seguros Inbursa		**183**		1,133
Creditors with Afore Inbursa		**-**		51
	Ps.	**183**	Ps.	1,184
Revenues				
Commissions collected from Siefores	**Ps.**	**968**	Ps.	668
Expenses with Seguros Inbursa				
Administrative services	**Ps.**	**369**	Ps.	235
Rents		**6**		5
Commissions		**88**		330
Premiums		**8**		12
Subleasing		**7**		5
	Ps.	**478**	Ps.	587

b) Transactions with CNSF-regulated companies

The Group's subsidiaries in the insurance and bonding sector carried out several intercompany transactions in 2006 and 2005, on which they obtained income or incurred expenses. As specified by the CNBV, the financial information of subsidiaries in the insurance and bonding sector is not subject to consolidation. Also, CNBV requirements establish that intercompany transactions must not be eliminated when using the equity method and, consequently, the related balances and transactions have been included in the Group's consolidated financial information. The equity investment in subsidiaries in the insurance and bonding sector has been valued using the equity method and are included in the statement of income under the caption Equity interest in net income of subsidiaries and associates.

Balances	Equity interest	2006	2005
Equity investments (short- and long-term)			
SINCA Inbursa (held by Seguros Inbursa, Patrimonial Inbursa and Fianzas Guardiana Inbursa)	**21.8200%**	**Ps. 49**	Ps. 190
Promotora Inbursa (held by Fianzas Guardiana Inbursa, Pensiones Inbursa, Salud Inbursa and Seguros Inbursa)	**92.8346%**	**109**	914
Salud Inbursa (held by Seguros Inbursa)	**99.9999%**	**(11)**	124
Patrimonial Inbursa (held by Seguros Inbursa)	**99.9924%**	**285**	414
Autofinanciamiento Inbursa (held by Promotora Inbursa and Seguros Inbursa)	**99.9999%**	**(38)**	37
		Ps. 394	Ps. 1,679

c) Transactions with related parties not belonging to the Group

At December 31, 2006 and 2005, the Group has not implemented a procedure to identify those transactions carried out with related parties other than those belonging to Grupo Financiero Inbursa. Therefore, no transactions with these types of intercompanies have been disclosed.

5. Foreign Currency Position

An analysis of the Group's U.S. dollar position at December 31, 2006 and 2005 is as follows:

	(U.S. dollars) 2006	2005
Assets	**USD 3,876,783,738**	USD 4,711,871,494
Liabilities	**USD 3,759,769,897**	USD 4,969,405,547
Net long (short) position	**117,013,841**	(257,534,053)
Exchange rate	**Ps. 10.8116**	Ps. 10.6344
	Ps. 1,265	Ps. (2,739)
Restatement	**-**	(114)
Total in Mexican pesos	**Ps. 1,265**	Ps. (2,853)

At December 31, 2006 and 2005, the exchange rate was $ 10.8116 pesos and $ 10.6344 pesos, respectively, per U.S. dollar. This exchange rate was defined by Banxico for the settlement of foreign currency denominated liabilities. At February 28, 2007, the date of the audit report on these financial statements, the U.S. dollar exchange rate was $ 11.0790 pesos.

In conformity with regulatory requirements established by Banxico, credit institution must maintain a balanced daily foreign exchange position, both on a combined basis and in each foreign currency. The acceptable combined short or long positions may not exceed 15% of the Group's net stockholders' equity. This percentage is determined based on the operating position reported to Banxico, which is different from the book amount due to the derivatives (futures and forwards position).

6. Cash and Cash Equivalents

An analysis of cash and cash equivalents at December 31, 2006 and 2005 is as follows:

		2006		2005
Deposits in Banxico (a)	**Ps.**	**5,853**	Ps.	6,096
Demand deposits (b)		**627**		4,670
24/48 hour futures (c)		**423**		1,129
24/48 hour futures margin (d)		**891**		797
Cash		**522**		455
Deposits in domestic and foreign banks		**332**		99
Other liquid assets		**16**		84
Call money (e)		**661**		53
	Ps.	**9,325**	Ps.	13,383

(a) At December 31, 2006 and 2005, the Group had made the following deposits in Banxico:

		2006		2005
Special accounts (1)				
Monetary regulation deposits	**Ps.**	**5,826**	Ps.	6,069
Accrued interest		**21**		24
Current accounts				
U.S. dollar deposits		**6**		3
	Ps.	**5,853**	Ps.	6,096

(1) Banxico requires banks to make a monetary regulation deposit based on their deposits and borrowings from the public in Mexican pesos. Such deposits are for an indefinite term since the withdrawal date is to be determined by Banxico. The deposit bears interest at the Weighted Bank Fund Rate.

(b) These deposits consist of investments of the liquidity coefficient and treasury surpluses, which are denominated in U.S. dollars. Their equivalent in Mexican pesos is as follows:

	2006			2005		
	Amount		**Interest rate**	Amount		Interest rate
Foreign credit institutions						
Barclay's Bank	**Ps.**	**627**	**5.27**	Ps.	4,653	4.19
Bank of America		**-**			16	3.10
Wachovia Bank		**-**			1	3.76
	Ps.	**627**		Ps.	4,670	

(c) 24/48-hour currency futures refer to transactions involving the buying and selling of foreign currencies, which are to be settled within a maximum period of two business days and whose liquidity is restricted until the date of payment. An analysis is as follows:

	2006			
	Cash receipts (disbursements) in U.S. dollars	Average contracted exchange rate		(Credit) debit clearing account balances in Mexican pesos
U.S. dollar purchases	USD 60,660,596	Ps.	10.8308	Ps. (656)
U.S. dollar sales	(21,511,502)		10.8346	Ps. 233
	USD 39,149,094			
Year-end exchange rate	10.8116			
Net position in Mexican pesos	Ps. 423			

	2005			
	Cash receipts (disbursements) in U.S. dollars	Average contracted exchange rate		(Credit) debit clearing account balances in Mexican pesos
U.S. dollar purchases	USD 172,003,352	Ps.	10.6364	Ps. (1,829)
U.S. dollar sales	(70,040,861)	Ps.	10.6423	Ps. 745
	USD 101,962,491			
Year-end exchange rate	10.6344			
Net position in Mexican pesos	Ps. 1,084			
Restatement for inflation	45			
	Ps. 1,129			

(d) The futures margin required to enter into futures contracts in recognized markets is restricted in terms of its liquidity until the underlying transactions have reached their maturity date. An analysis of the 24/48 hour futures margin at December 31, 2006 and 2005 is as follows (Note 9b):

	2006	2005
CME	Ps. 297	Ps. 407
MexDer	71	130
Futures margin	368	537
Guarantee deposits for swaps	523	260
Total	Ps. 891	Ps. 797

e) At December 31, 2006, a four-day call-money transaction was carried out with Banamex in the amount of Ps. 661 at a 6.90% interest rate. At December 31, 2005, in a three-day call-money transaction, Ps. 53 was assigned to Banorte at an 8.25% interest rate.

7. Investments in Securities

An analysis of investments in securities at December 31, 2006 and 2005 is as follows:

- **Instruments for trading**

	2006			
	Investment	**Accrued interest**	**Unrealized (loss) gain on valuation**	**Fair value**
Sovereign debt	Ps. 726	Ps. 18	Ps.(55)	Ps. 689
Corporate debt	543	7	27	577
Commercial paper (1)	2,270	1	-	2,271
Domestic senior notes ("Certificados Bursatiles") (2)	1,051	4	31	1,086
Shares	1,202		681	1,883
COPs	39	1	2	42
Mexican Treasury Certificates (CETES) (3)	564	-	-	564
Bank notes	932	1	-	933
Development bonds	373	-	-	373
Monetary Regulation Bonds (BREMS)	1	-	-	1
Bank savings bonds	1	-	-	1
Others	2	-	-	2
Total	Ps. 7,704	Ps. 32	Ps. 686	Ps. 8,422

(1) At December 31, 2006, the Group holds investments in commercial paper, such investment represents more than 5% of the Bank's net capital at that date, with the following characteristics:

Issuer	Series	Investment	Accrued interest	Valuation result	Fair value
Bank of America Securities	**9026X1N29**	**Ps. 2,270**	**Ps. 1**	**Ps. -**	**Ps. 2,271**

The maturity term of this investment is five days and the instrument bears 5.28% annual interest.

(2) At December 31, 2006, the Group holds investments in domestic senior notes, such investment represents more than 5% of the Bank's net capital at that date, with the following characteristics:

Issuer	Series	Investment	Accrued interest	Unrealized gain on valuation	Fair value	Interest rate
GMAC (a)	04-2	Ps. 118	Ps. -	Ps. 7	Ps. 125	7.88%
GMAC (a)	04	61	-	3	64	8.56%
FORD (b)	04	200	-	4	204	7.84%
FORD (b)	02	226	3	4	233	8.36%
FORD (b)	04-3	45	-	2	47	7.83%
FORD (b)	04-2	286	1	7	294	8.09%
FORD (b)	05	115	-	4	119	7.84%
		Ps. 1,051	Ps. 4	Ps. 31	Ps. 1,086	

(a) The average maturity term of these instruments is three years.

(b) The average maturity terms of these instruments range from two to five years.

(3) Restricted investment used to guarantee collateralized repurchase agreements (Note 8c).

	2005			
	Investment	Accrued interest	Unrealized gain on valuation	Fair value
Sovereign debt (1)	Ps. 1,327	Ps. 34	Ps. 83	Ps. 1,444
Corporate debt (2)	843	12	86	941
Domestic senior notes (UDIS)	431	1	3	435
Shares	460		554	1,014
COPs	29	1	1	31
CETES	6			6
Bank notes	1,616	2		1,618
BREMS	1			1
Total	Ps. 4,713	Ps. 50	Ps. 727	Ps. 5,490

(1) At December 31, 2005, the Group holds investments in bonds issued by the Ecuadorian government. Such investment represents more than 5% of the Bank's net capital (computed at November 30, 2005). The average interest rate in 2005 ranged from 9% and 12%.

(2) These investments include MCIA bonds (39.44%), Grupo Minero México bonds (41.90%) and Corporación Interamericana de Entretenimiento bonds (18.66%). These investments together do not exceed 5% of the Bank's net capital.

A total of 1.42% of debt instruments classified as "for trading" have maturities of less than one year.

- **Instruments held-to-maturity**

An analysis of investments in securities classified as "held-to-maturity" at December 31, 2006 and 2005 is as follows:

	2006			
	Investment	**Accrued interest**	**Effect of hedging swaps**	**Total**
Credit Linked Notes (1)	**Ps. 1,705**	**Ps. 32**	**Ps.(138)**	**Ps. 1,599**

	2005			
	Investment	Accrued interest	Effect of hedging swaps	Total
Credit Linked Notes (1)	Ps. 3,122	Ps. 41	Ps.(157)	Ps. 3,006
UMS bonds (2)	1,750	16	(1,401)	365
Total	Ps. 4,872	Ps. 57	Ps.(1,558)	Ps. 3,371

(1) These instruments are associated with loans granted by the Group. The underlying of the instruments is a cost-bearing loan with no secondary market between the counterparty with which the Bank entered into the transaction and the above-mentioned reference debtor. Derived from such situation, the effect of valuation of such instruments (Delta value) is presented in the Derivatives caption, as expressly requested by the CNBV (Note 9a). At December 31, 2006 and 2005, 83% and 86% of transactions related to Credit linked notes have maturities of six and five years, respectively. Such instruments are issued by UBS AG (serial number 1088) and Credit Suisse First Boston (NAS116, NAS119, NAS120, NAS122 and NAS171), and bear interest at an average annual rate of 7.6%.

(2) In 2005, the Group reclassified 125,000,000 UMS bonds from instruments for trading to held-to-maturity, without receiving the express authorization of the CNBV through the date of the audit report on these financial statements at December 31, 2005. The fair value of such bonds at the date of reclassification was Ps. 1,717, and the weighted average interest rate was 8.9%. The average maturity term of the UMS bonds is 17 years.

At December 31, 2005, the Group maintained a swap position to hedge its UMS bond investment, whereby the swap's liability portion offset the bond investment, as there was evidence of a material inverse relationship between changes in the fair values of derivatives in their liability portions and the investment to be hedged.

In February, March and June 2006, the Group acquired and recorded 100,000,000 PEMEX and UMS bonds as held-to-maturity in a total amount of USD 126,474,000, to which a hedging swap was assigned under a procedure similar to that used for UMS bonds at December 31, 2005.

In October 2006, the Bank reclassified an aggregate amount of 225,000,000 bonds from held-to-maturity to instruments for trading, corresponding to UMS and PEMEX bonds issued as follows:

Bonds	Issuer	Series (ISIN)	No. of securities	Rate	Book value
UMS (a)	MEX	US593048BN00	50,000,000	8.125%	Ps. 648
UMS (a)	MEX	US91086QAJ76	50,000,000	8.000	630
UMS (a)	MEX	US593048AX90	25,000,000	11.500	431
Pemex (a)	PEMEX	US706451BD26	25,000,000	9.500	358
Pemex (a)	PEMEX	-	20,000,000	9.500	262
Pemex (a)	PEMEX	-	20,000,000	9.500	265
Pemex (a)	PEMEX	-	20,000,000	9.500	264
Pemex (b)	PEMEX	-	15,000,000	9.500%	210
			225,000,000		Ps. 3,068

(a) Such instruments were sold the same day on which they were transferred to the "for trading" category, giving rise to a gain of Ps. 53. The hedging swaps assigned to such instruments were settled in advance, giving rise to a gain of Ps. 606.

(b) At December 31, 2006, such instruments are held in the "for trading" category under Sovereign debt. An analysis is as follows:

Investment	Accrued interest	Unrealized gain on valuation	Fair value	Hedging swap effect	Book value
Ps. 361	Ps. 7	Ps. 6	Ps. 374	Ps. 29	Ps. 403

At December 31, 2006, the effect of hedging swaps of Ps. 29 was classified as instruments held-to-maturity rather than as instruments for trading. This classification has no material effect on the Group's financial statements taken as a whole.

As mentioned in Note 2g, in the next three corporate years, the Group may not classify any debt instruments with characteristics similar to those of the UMS and PEMEX bonds as "held-to-maturity".

See Note 27 for a description of risk management policies, as well as the risks to which the Group is exposed.

8. Repurchase Agreements (Repos)

a) Analysis

An analysis of repurchase agreements at December 31, 2006 and 2005 is as follows:

	2006		
	No. of securities	**Securities to be received**	**Creditors**
Seller	**981,679,582**		
Agreed price		**Ps. 63,151**	**Ps. 63,215**
Accrued interest on securities		**-**	**-**
Effect of valuation of securities		**42**	
Effect of valuation at present value		**-**	**15**
Total position		**63,109**	**63,200**
Net credit balance			**Ps.(91)**

	2006		
	No. of securities	**Securities to be delivered**	**Debtors**
Buyer	**981,679,582**		
Agreed price		**Ps. 63,575**	**Ps. 63,507**
Accrued interest on securities		**13**	**(13)**
Effect of valuation of securities		**(38)**	**(5)**
Effect of valuation at present value		**(33)**	**14**
Total position		**63,517**	**63,503**
Net credit position			**(14)**
Net consolidated position			**Ps(105)**

	2005		
	No. of securities	Securities to be received	Creditors
Seller	570,020,919		
Agreed price		Ps. 59,904	Ps. 59,982
Accrued interest on securities		-	-
Effect of valuation of securities		21	-
Effect of valuation at present value		-	(21)
Total position		59,925	59,961
Net credit balance			Ps.(36)

	2005		
	No. of securities	Securities to be delivered	Debtors
Buyer	570,020,919		
Agreed price		Ps. 59,982	Ps. 59,904
Accrued interest on securities		-	21
Effect of valuation of securities		-	-
Effect of valuation at present value		(21)	-
Total position		59,961	59,925
Net credit position			(36)
Net consolidated position			Ps. (72)

b) Reconciliation of debit and credit balances under security repurchase agreements shown in the balance sheet derived from the offsetting of the asset and liability positions

At December 31, 2006 and 2005, in conformity with CNBV requirements, the balance sheet shows the net effect of debit and credit balances derived from the individual offsetting of asset and liability positions for each transaction.

	2006	2005
Debit	**Ps. 105**	Ps. 72
Credit	**105**	72
	Ps. -	Ps. -

The difference between the debit and credit balances under security repurchase agreements shown in the balance sheet at December 31, 2005 does not exceed one million pesos.

c) Repurchase transactions with collateral

At December 31, 2006 and 2005, the Group acting as a seller provided guarantees of Ps. 549 and Ps. 6, respectively.

d) Unrealized gain (loss) of repurchase agreements

At December 31, 2006 and 2005, the net result of the valuation of asset and liability positions under repurchase agreements is recognized in the statement of income in the caption Intermediation loss (Note 25).

e) Premiums earned and paid

The total amount of premiums earned and paid under security repurchase agreements is recognized in results of operations in Interest income and Interest expense captions. At December 31, 2006, premiums earned and paid were Ps. 3,366 and Ps. 3,352, respectively (Ps. 4,807 and Ps. 5,345 at December 31, 2005) (Note 24).

f) Terms and securities under repurchase agreements

The average term of security repurchase agreements at December 31, 2006 and 2005 was 4 and 5 days, respectively, and the main securities involved in such agreements are as follows:

As seller	**As buyer**
• Bank Savings Protection Bonds (IPAB BONDS)	• Mexican Treasury Certificates (CETES)
• Mexican government development bonds (BONDES)	• Mexican government development bonds (BONDES)
• Equity bonds	• BREMS

9. Derivatives

a) Analysis of derivatives

At December 31, 2006 and 2005, the current position of this caption is as follows:

	2006	2005
i) Futures		
Currency buying (selling) position (trading)		
Foreign currency to be delivered	**Ps. 12,893**	Ps. 18,033
Less:		
Foreign currency to be received (translated to pesos)	**(12,893)**	(18,033)
Net futures position	**-**	-
ii) Forwards		
Currency buying position (trading)		
U.S. dollars to be received (translated to pesos)	**46,631**	70,405
Unrealized loss on valuation	**(916)**	(162)
Less:		
Pesos to be delivered (Note 9b)	**46,631**	70,405
	(916)	(162)
Currency selling position (trading)		
U.S. dollars to be delivered (translated to pesos)	**(53,638)**	(86,568)
Unrealized gain on valuation	**1,240**	673
Less:		
Pesos to be received (Note 9b)	**53,638**	86,568
	1,240	673
Total net forwards position	**324**	511
iii) Swaps		
Trading position		
Interest rate swaps		
Variable portion valuation	**$ 31,239**	$ 26,233
Interest	**255**	198
Fixed portion valuation	**(31,561)**	(26,170)
Interest	**(262)**	(199)
	(329)	62
Currency swaps		
Long principal position	**11,822**	14,456
Valuation	**76**	103
Interest	**40**	151
Short principal position	**(11,879)**	(14,359)
Valuation	**193**	222
Interest	**(35)**	(129)
	217	444
Hedging position		
Interest rate swaps	**6**	37
Variable portion of cash flow	**(8)**	(39)
Fixed portion of cash flow	**(2)**	(2)
Currency swaps		
Variable portion of currency swaps	**15,433**	19,616
Variable portion valuation	**566**	679
Interest	**90**	110
Fixed portion of currency swaps	**(15,401)**	(19,390)
Fixed portion valuation	**(453)**	(378)
Interest	**(75)**	(80)
	160	557
Net swap position	**46**	1,061

	2006	2005
iv) Credit Linked Notes (Note 7)	(20)	(7)
Total derivative position	350	1,565
Less:		
Hedging derivatives – Offsetting to primary position		
Investments in securities held-to-maturity (Note 7)	167	1,558
Securities held-for trading	(29)	
Loan portfolio (Note 9)	(297)	(379)
	(159)	1,179
Net derivative position	Ps. (191)	Ps. 2,744

The futures position margin at year end is shown in Cash and cash equivalents (Note 6).

The Group's derivatives involve liquidity, market, credit and legal risks. To reduce exposure to such risks, the Bank has established risk management policies and procedures (Note 27).

An analysis of the asset and liability positions for derivatives at December 31, 2006 and 2005 is as follows (the offsetting of positions includes amounts of less than one million pesos that together might give rise to a credit of up to one million pesos):

	2006			
	Accounting records		**Offsetting**	
Description	**Asset**	**Liability**	**Asset**	**Liability**
Trading				
Currency swaps	Ps. 11,938	Ps. 11,721	Ps. 361	Ps. 144
Interest rate swaps U.S. dollars	4,830	4,666	373	209
Interest rate swaps Mexican pesos	26,663	27,156	945	1,438
Total trading swaps	43,431	43,543	1,679	1,791
Hedging				
Currency swaps	16,090	15,929		
Interest rate swaps Mexican pesos	6	8		
Total hedging swaps	16,096	15,937		
Trading				
Forwards	99,352	99,029	1,260	937
Futures				
Trading futures	12,893	12,893		
Options				
Delta Credit Linked value	-	20	-	20
	Ps. 171,772	Ps. 171,422	Ps. 2,939	Ps. 2,748

Description	2005 Accounting records Asset		2005 Accounting records Liability		Offsetting Asset		Offsetting Liability
Trading							
Currency swaps	Ps.	14,710	Ps. 14,266	Ps.	625	Ps.	182
Interest rate swaps U.S. dollars		3,806	3,786		234		215
Interest rate swaps Mexican pesos		22,625	22,582		517		475
Total trading swaps		41,141	40,634		1,376		872
Hedging							
Currency swaps		20,404	19,848		1,735		
Interest rate swaps U.S. dollars		28	28				
Interest rate swaps Mexican pesos		9	11				
Total hedging swaps		20,441	19,887		1,735		
Trading							
Forwards		156,810	156,300		914		402
Futures							
Trading futures		18,034	18,033		-		-
Options							
Delta Credit Linked value		-	7		-		7
	Ps.	236,426	Ps. 234,861	Ps.	4,025	Ps.	1,281

Due to their nature, hedging derivative positions are not offset, but instead grouped and presented together with the principal position.

The futures position margin at year end is shown in Cash and cash equivalents (Note 6).

b) Maturities

- **Futures**

At December 31, 2006 and 2005, the position in terms of number of currency and interest rate futures entered into with the Chicago Mercantile Exchange (CME) and the Mexican Derivatives Market (MexDer), respectively, is as follows:

	2006 No. of agreements CME	**No. of agreements MexDer**	**Maturity**
Buying		**3,000**	March 2007
Buying		**18,000**	December 2007
Buying	**133**		March 2007
Selling	**21,454**		December 2007

	2005 No. of agreements CME	No. of agreements MexDer	Maturity
Selling	24,457		December 2006
Buying		50,000	December 2006

The restated notional amount of CME and MexDer futures at December 31, 2006 is Ps. 2,308 and Ps. 10,586, respectively. The restated notional amount of CME and MexDer futures at December 31, 2005 is Ps. 5,720 and Ps. 12,313, respectively. Cash deposits (margin) of Ps. 368 and Ps. 537, respectively, were made on the purchase of futures at December 31, 2006 and 2005. Such amounts represent the cash or securities that the Group must deliver to fulfill its obligations on derivative agreements entered into in recognized markets (Note 6d).

The valuation effect of futures transactions, which for the years ended 2006 and 2005 was Ps. 161 and Ps. 205, respectively, is recognized in the statement of income as part of the caption Intermediation loss.

- **Forwards**

2006

Maturity date	Amount in U.S. dollars	Contracted price	Fair value	Unrealized (loss) gain on valuation
Buying				
December 15	200,000,000	Ps. 3,250	Ps. 2,995	Ps. (255)
January 07	180,312,500	1,950	1,951	1
March 07	2,311,200,000	25,679	25,086	(593)
May 07	65,000,000	710	708	(2)
June 07	100,000,000	1,127	1,091	(36)
August 07	5,000,000	55	55	-
September 07	130,000,000	1,427	1,425	(2)
October 07	125,000,000	1,374	1,372	(2)
November 07	10,000,000	110	110	-
December 07	970,000,000	10,696	10,685	(11)
May 08	20,000,000	253	237	(16)
	4,116,512,500	Ps. 46,631	Ps. 45,715	Ps. (916)

2006

Maturity date	Amount in U.S. dollars	Contracted price	Fair value	Unrealized gain on valuation
Selling				
January 07	150,312,500	Ps. 1,635	Ps. 1,626	Ps. 9
March 07	2,392,500,000	26,825	25,972	853
May 07	65,000,000	714	708	6
June 07	95,000,000	1,089	1,037	52
August 07	5,000,000	55	55	-
September 07	130,000,000	1,457	1,426	31
October 07	125,000,000	1,383	1,372	11
November 07	10,000,000	110	110	-
December 07	1,801,000,000	20,084	19,855	229
May 08	20,000,000	286	237	49
	4,793,812,500	Ps. 53,638	Ps. 52,398	Ps. 1,240
			Net	Ps. 324

2005

Maturity date	Amount in U.S. dollars	Contracted price	Fair value	Unrealized (loss) gain on valuation
Buying				
January 06	1,105,000,000	Ps. 12,404	Ps. 12,268	Ps.(136)
February 06	240,000,000	2,648	2,670	22
March 06	6,440,000	74	74	-
April 06	500,000	5	5	-
May 06	264,202,000	2,929	2,943	14
June 06	6,940,000	78	78	-
September 06	1,295,000	15	15	-
December 06	2,662,550,000	30,618	30,548	(70)
March 07	1,581,200,000	18,249	18,288	39
December 15	200,000,000	3,385	3,354	(31)
	6,068,127,000	Ps. 70,405	Ps. 70,243	Ps.(162)

Maturity date	Amount in U.S. dollars		Contracted price		Fair value		Unrealized gain (loss) on valuation
	2005						
Selling							
January 06	1,363,000,000	Ps.	15,544	Ps.	15,133	Ps.	411
February 06	620,000,000		6,972		6,907		65
March 06	869,440,000		9,781		9,715		66
April 06	500,000		6		6		-
May 06	264,913,500		2,963		2,942		21
June 06	6,940,000		78		78		-
September 06	1,295,000		15		15		-
December 06	3,612,550,000		41,607		41,454		153
March 07	834,200,000		9,602		9,645	(	43)
	7,572,838,500	Ps.	86,568	Ps.	85,895	Ps.	673
				Net		Ps.	511

At December 31, 2006, the net balance of the buying and selling forward positions includes contracts used for trading or hedging purposes.

The unrealized (loss) gain on forwards, which for the years ended December 31, 2006 and 2005 was Ps. 166 and Ps. 585, respectively, is recognized in the statement of income as part of the caption Intermediation loss.

c) Swaps

At December 31, 2006 and 2005, the Group's swap position is as follows:

		2006												
		Underlying amount		Present value of flows to be received		Present value of flows to be delivered		Net valuation		Interest collected		Interest paid		Total
Trading														
Currency swaps peso-dollar	Ps.	10,201	Ps.	59	Ps.	193	Ps.(	134)	Ps.	37	Ps.(	30)	Ps.(	127)
Currency swaps dollar-peso		1,676		17		-		17		4	(	5)		16
Interest rate swaps Mexican pesos		47,992		26,514		27,006	(	492)		149	(	150)	(	493)
Interest rate swaps U.S. dollars		19,525		4,725		4,556		169		106	(	111)		164
	Ps.	79,394	Ps.	31,315	Ps.	31,755	Ps.(	440)	Ps.	296	Ps.(	296)	Ps.(	440)
Hedging														
Currency swaps peso-dollar	Ps.	13,725	Ps.	463	Ps.	380	Ps.	83	Ps.	39	Ps.(	67)	Ps.	55
Currency swaps UDIS-dollar		394		103		73		30		7	(	8)		29
Currency swaps Dollar-UDIS		33		-		-		-		-		-		-
Currency swaps Peso-UDIS		1,345		-		-		-		44	(	1)		43
Interest rate swaps Mexican pesos		1,617		-		-		-		6	(	8)	(	2)
	Ps.	17,114	Ps.	566	Ps.	453	Ps.	113	Ps.	96	Ps.(	84)	Ps.	125
													Ps.(	315)

	2005						
	Underlying amount	Present value of flows to be received	Present value of flows to be delivered	Net valuation	Interest collected	Interest paid	Total
Trading							
Currency swaps peso-dollar	Ps. 11,074	Ps. 42	Ps. 258	Ps. 300	Ps. 107	Ps.(55)	Ps. 352
Currency swaps dollar-peso	3,285	61	(37)	24	44	(74)	(6)
Interest rate swaps Mexican pesos	34,762	22,491	(22,448)	43	134	(134)	43
Interest rate swaps U.S. dollars	15,599	3,743	(3,722)	21	64	(65)	20
	Ps. 64,720	Ps. 26,337	Ps.(25,949)	Ps. 388	Ps. 349	Ps.(328)	Ps. 409
Hedging							
Currency swaps peso-dollar	Ps. 16,712	Ps. 453	Ps.(378)	Ps. 75	Ps. 53	Ps.(62)	Ps. 66
Currency swaps UDIS-dollar	1,528	226	-	226	14	(18)	222
Currency swaps Dollar-UDIS	30	-	-	-	-	-	
Currency swaps Peso-UDIS	1,345	-	-	-	44	-	44
Interest rate swaps Mexican pesos	11	27	(28)	(1)	-	-	(1)
U.S. dollars	2,157	-	-	-	10	(10)	-
	Ps. 21,783	Ps. 706	Ps.(406)	Ps. 300	Ps. 121	Ps.(90)	Ps. 331
							Ps. 740

The unrealized (loss) gain on the valuation of swaps, which for the years ended 2006 and 2005 was Ps. 613 and Ps. 506, respectively, is recognized in the statement of income as part of the caption Intermediation loss.

10. Loan Portfolio

a) Analysis of the performing and past-due loan portfolio by type of credit

At December 31, 2006 and 2005, the Group's loan portfolio is as follows:

	2006					
	Performing portfolio			**Past-due portfolio**		
Loan	**Principal**	**Interest**	**Total**	**Principal**	**Interest**	**Total**
Consumer	**Ps. 2,356**	**Ps. 60**	**Ps. 2,416**	**Ps. 175**	**Ps. 2**	**Ps. 177**
Discounts	**1,542**	**1**	**1,543**	**-**	**-**	**-**
Unsecured	**14,279**	**67**	**14,346**	**11**	**-**	**11**
Chattel mortgage	**58**	**1**	**59**	**-**	**-**	**-**
Simple and current account	**33,032**	**588**	**33,620**	**191**	**3**	**194**
Secured by capital assets	**4**	**-**	**4**	**-**	**-**	**-**
Home mortgage	**923**	**7**	**930**	**83**	**2**	**85**
Leases	**391**	**-**	**391**	**10**	**-**	**10**
Restructured (Note 10e)	**8,890**	**39**	**8,929**	**117**	**1**	**118**
Rediscounts	**1,499**	**1**	**1,500**	**3**	**-**	**3**
Total portfolio	**Ps. 62,974**	**Ps. 764**	**63,738**	**Ps. 590**	**Ps. 8**	**Ps. 598**
Effect of hedging offsetting			**297**			
Total portfolio, net			**Ps. 64,035**			

Loans	2005 Performing portfolio Principal		Interest		Total		Past-due portfolio Principal		Interest		Total
Consumer	Ps.	1,422	Ps.	109	Ps.	1,531	Ps.	90	Ps.	1	Ps. 91
Discounts		2,310		2		2,312		16			16
Unsecured		8,062		44		8,106		132		4	136
Chattel mortgage		53				53					
Simple and current account		34,611		377		34,988		149		2	151
Secured by capital assets		11				11					
Home mortgage		886		7		893		54		2	56
Leases		221		1		222		4			4
Restructured (Note 10e)		7,678		32		7,710					
Rediscounts		953				953					
Total portfolio	Ps.	56,207	Ps.	572		56,779	Ps.	445	Ps.	9	Ps. 454
Effect of hedging offsetting						382					
Total portfolio, net					Ps.	57,161					

b) Operating limits

The CNBV establishes the limits to be observed by the credit institutions for the granting of loans. Highlights of the main limits are as follows:

- Loans constituting common risk

Loans granted to a single person or to a group of persons who are considered as a single person since they represent a common risk, are subject to maximum capital limits resulting from applying the following table:

% limit on basic capital	Capitalization level of loans
12%	More than 8% and up to 9%
15%	More than 9% and up to 10%
25%	More than 10% and up to 12%
30%	More than 12% and up to 15%
40%	More than 15%

Loans backed by unconditional and irrevocable guarantees that cover both the principal amount and the related interest and restatement, granted by a foreign financial institutions with strong investment ratings, may exceed the maximum limit applicable to the related entity but in no case may represent more than 100% of the Bank's basic capital, per each person or group of persons constituting common risk.

At December 31, 2006 and 2005, the Group has met the aforementioned limits.

- Other loan limits

The sum of those loans granted to the Group's main three largest borrowers, those granted exclusively to multiple-type banking institutions and those taken out by state-owned entities and bodies, including public trusts, may not exceed 100% of the Group's net capital.

At December 31, 2006 and 2005, the maximum amount of financing due from the Group's three largest borrowers aggregated Ps. 9,492 and Ps. 8,932, respectively, which represented 47% and 42% of the Group's net capital computed at December 2006 and September 2005, respectively.

At December 31, 2006 and 2005, no loans have been granted to multiple-type banking institutions or state-owned entities and bodies.

c) Analysis of risk concentration

An analysis of risk concentration percentages per economic sector at December 31, 2006 and 2005 is as follows:

	2006		2005	
	Amount	Concentration percentage	Amount	Concentration percentage
Private (companies and individuals)	Ps. 53,208	82.32%	Ps. 52,154	90.52%
Financial	5,468	8.46%	848	1.47%
Consumer	4,185	6.48%	3,663	6.36%
Home mortgage	1,016	1.57%	950	1.65%
Loans to government entities	756	1.17%	-	-
	Ps. 64,633	100.00%	Ps. 57,615	100.00%

b) Analysis of economic environment (troubled loan portfolio)

At December 31, 2006 and 2005, the Group's troubled loan portfolio includes mainly D and E risk graded loans. An analysis is as follows:

	2006					
	Performing portfolio			Past-due portfolio		
	Principal	Interest	Total	Principal	Interest	Total
Simple	Ps. 3,108	Ps. 16	Ps. 3,124	Ps. 163	Ps. 2	Ps. 165
Restructured	1,197	3	1,200	-	-	-
Home mortgage	-	-	-	78	2	80
Letters of credit	121	-	121	-	-	-
Leases	16	-	16	-	-	-
Consumer	19	-	19	175	2	177
Secured by capital assets	2	-	2	-	-	-
Discounts	13	-	13	-	-	-
Unsecured	223	1	224	-	-	-
Total portfolio	Ps. 4,699	Ps. 20	Ps. 4,719	Ps. 416	Ps. 6	Ps. 422

	2005					
	Performing portfolio			Past-due portfolio		
	Principal	Interest	Total	Principal	Interest	Total
Simple	Ps. 2,043	Ps. 6	Ps. 2,049	Ps. 174	Ps. 4	Ps. 178
Restructured	1,630	8	1,638	-	-	-
Home mortgage	185	2	187	32	-	32
Letters of credit	178	-	178	-	-	-
Leases	4	-	4	-	-	-
Consumer	-	-	-	1	-	1
Total portfolio	Ps. 4,040	Ps. 16	Ps. 4,056	Ps. 207	Ps. 4	Ps. 211

e) Performing restructured loans

An analysis of performing restructured loans at December 31, 2006 and 2005 is as follows:

	2 0 0 6					
	Performing portfolio			Past-due portfolio		
Loan type	Principal	Interest	Total	Principal	Interest	Total
Consumer	Ps. 1,591	Ps. 1	Ps. 1,592			
Simple with other guarantees	1,476	9	1,485			
Simple mortgage	2,679	10	2,689	Ps. 117	Ps. 1	Ps. 118
Simple chattel mortgage	810	6	816	-	-	-
Guaranteed simple	938	5	943	-	-	
Unsecured simple	1,395	8	1,403	-	-	-
Home mortgage	1	-	1	-	-	-
Total	Ps. 8,890	Ps. 39	Ps. 8,929	Ps. 117	Ps. 1	Ps. 118

	2005		
	Performing portfolio		
Loan type	Principal	Interest	Total
Consumer	Ps. 2,040	Ps. 1	Ps. 2,041
Simple with other guarantees	858	8	866
Simple mortgage	2,544	8	2,552
Simple chattel mortgage	1		1
Guaranteed simple	724	4	728
Simple current account loans	57	1	58
Unsecured simple	1,453	10	1,463
Home mortgage	1		1
Total	Ps. 7,678	Ps. 32	Ps. 7,710

At December 31, 2006, the Company's restructured past-due loan portfolio is Ps. 118. At December 31, 2005, there are no balances in such portfolio.

- Additional guarantees obtained

At December 31, 2006 and 2005, additional guarantees obtained in restructured loans are as follows:

	2006	
Type of loan	Amount	Nature of guarantee
Mexican peso denominated		
Simple mortgage	Ps. 3,805	Mortgage and guarantor
Simple with other guarantees	1,498	Public shares, mortgage
Simple chattel mortgage	1,231	Chattel mortgage
Guaranteed simple	5	Mortgage
Individual home mortgage	1	Mortgage
Consumer	103	Chattel mortgage
	6,643	
U.S. dollar denominated		
Simple mortgage	5,930	Stocks and bonds, home mortgage and personal property
UDI denominated		
Consumer	1	Mortgage
	Ps. 12,574	

Type of loan	2005 Amount		Nature of guarantee
Mexican peso denominated			
Simple mortgage	Ps.	1,246	Mortgage and guarantor
Simple with other guarantees		804	Public shares
Simple other trusts		2,812	Trusts
Individual home mortgage		1	Mortgage
		4,863	
U.S. dollar denominated			
Simple mortgage		6,177	Stocks and bonds, home mortgage and personal property
UDI denominated			
Simple chattel mortgage		639	Personal property
Simple mortgage		1	Mortgage
		640	
	Ps.	11,680	

f) Past-due loan portfolio

- Age

An aged analysis of the past-due loan portfolio at December 31, 2006 and 2005 is as follows:

Days overdue		**2006**		2005
1 to 180 days	**Ps.**	**273**	Ps.	212
181 to 365 days		**180**		81
More than one year		**145**		161
	Ps.	**598**	Ps.	454

The aforementioned analysis includes the balances of the past-due consumer and mortgage loan portfolio, which at December 31, 2006 aggregate Ps. 177 (Ps. 91 in 2005) and Ps. 85 (Ps. 56 in 2005), respectively. The Group's management did not consider it necessary to prepare the aged analysis of such portfolios separately due to their relative immateriality.

- Changes

An analysis of activities in the past-due loan portfolio at December 31, 2006 and 2005 is as follows:

		2006		2005
Initial balance	**Ps.**	**454**	Ps.	362
Less:				
Restatement for inflation		**(18)**		(24)
		436		338
Add (less)				
Net transfers from performing portfolio to past-due portfolio and vice versa (1)		**299**		104
Awards		**(37)**		(6)
Write-offs		**(100)**		-
Restatement for inflation		**-**		18
Ending balance	**Ps.**	**598**	Ps.	454

(1) For the years ended December 31, 2006 and 2005, based on the policy described in Note 2 above, the Group transferred Ps. 23,189 and Ps. 20,881 [Ps. 20,046 nominal amount], respectively, from the performing portfolio to the past-due portfolio. For the years ended December 31, 2006 and 2005, transfers made from the past-due portfolio to the performing portfolio aggregated Ps. 22,890 and Ps. 20,770 [Ps. 19,940 nominal value], respectively.

For the years ended December 31, 2006 and 2005, the Group did not pardon, write off or make changes against any of its loans granted to related parties that gave rise to the cancellation of the corresponding portfolio account.

11. Preventive Provision for Credit Risks

An analysis of the preventive provision for credit risks created in conformity with the rules for loan portfolio grading established by the SHCP at December 31, 2006 and 2005 is as follows:

2006

Risk	Amount of liability at December 31	Amount of provision
A	Ps. 4,308	Ps. 22
A1	16,467	82
A2	8,923	87
B	361	29
B1	8,680	406
B2	10,266	916
B3	11,410	2,059
C	104	30
C1	1,570	326
C2	1	-
D	585	354
E	4,556	4,524
Graded portfolio	Ps. 67,231	8,835
	Additional estimate	21
	Required provision	8,856
	Amount provided for	8,856
	Over or understatement	Ps. -

2005

Risk	Amount of liability at December 31	Amount of provision
A	Ps. 594	Ps. 2
A1	18,860	93
A2	9,723	94
B	51	1
B1	7,130	350
B2	6,638	469
B3	10,804	1,866

2005		
Risk	Amount of liability at December 31	Amount of provision
C	26	11
C1	1,665	479
C2	616	246
D	753	464
E	3,658	3,662
Graded portfolio	Ps. 60,518	7,737
	Additional estimate	23
	Required provision	7,760
	Amount provided for	7,760
	Over or understatement	Ps. -

At December 31, 2006, the balance of the preventive provision for consumer and mortgage credit risks aggregates Ps. 238 (Ps. 48 in 2005) and Ps. 125 (Ps. 38 in 2005), respectively. Such amounts are included in the aforementioned analysis but the Group's management did not consider it necessary to include the analysis of the loan portfolio grading for these risks separately, due to the relative immateriality of balances.

The Group's loan portfolio grading at December 31, 2006 and 2005 included an evaluation of loans granted to financial and government entities.

Movements in the preventive provision for credit risks at December 31, 2006 and 2005 are as follows:

	2006	2005
Balance at beginning of year	**Ps. 7,760**	Ps. 6,814
Reversal of restatement of balance of prior year	**(310)**	(193)
Nominal increase in reserve charged to income (1)	**1,482**	1,320
Charges to provision	**(100)**	
Valuation of UDIS and foreign currency portfolio	**24**	(181)
Balance at end of year	**Ps. 8,856**	Ps. 7,760

(1) A reconciliation of increases in the preventive provision for credit risks to the amount shown in the statements of income for the years ended December 31, 2006 and 2005 is as follows:

	2006	2005
Increase in the provision	**Ps. 1,482**	Ps. 1,320
Restatement for inflation	**38**	23
	Ps. 1,520	Ps. 1,343

For the year ended December 31, 2006, charges to the reserve (write-offs) did not exceed one million pesos.

12. Other Accounts Receivable, net

An analysis of this caption at December 31, 2006 and 2005 is as follows:

		2006		2005
Prepayments (1)	Ps.	105	Ps.	814
Debtors for settlement of transactions		236		776
Other debtors		449		174
Commission debtors		3		27
Commissions receivable (Siefore)		34		1
		827		1,792
Allowance for bad debts	(	5)	(	2)
	Ps.	822	Ps.	1,790

(1) An analysis of prepayments at December 31, 2006 and 2005 is as follows:

		2006		2005
Income tax prepayments	Ps.	57	Ps.	612
Creditable taxes		41		158
Other		7		44
	Ps.	105	Ps.	814

13. Buildings, Furniture and Equipment

An analysis of buildings, furniture and equipment at December 31, 2006 and 2005 is as follows:

	Depreciation rate		2006		2005
Buildings	5%	Ps.	326	Ps.	297
Office furniture and equipment	10%		113		90
Computer equipment	30%		661		267
Machinery and equipment	30%		122		79
Automotive equipment	25%		155		216
Land			178		-
Other			41		592
			1,596		1,541
Accumulated depreciation		(	730)	(	654)
		Ps.	866	Ps.	887

Depreciation expense charged to operations of the years ended December 31, 2006 and 2005 was Ps. 174 and Ps. 166, respectively.

14. Long-term Equity Investment

An analysis of this caption at December 31, 2006 and 2005 is as follows:

Issuer	2006 Amount Dec. 2005	Additions	Equity in net income	Other movements	Amount Dec. 2006
Asociación de Bancos de México	Ps. 7	Ps. -	Ps. -	Ps. -	Ps. 7
Bolsa Mexicana de Valores	31		6	1	38
Fianzas Guardiana Inbursa	820		296	(25)	1,091
Inbursa Siefore	483	150	49	(22)	660
Inbursa Siefore Básica 1	180		14	(9)	185
Pensiones Inbursa	2,604		478	(11)	3,071
Procesar	7		2		9
Promotora Inbursa	64		7	1	72
S.D. Indeval	9		2		11
Seguros Inbursa	2,871	(272)	954	65	3,618
SINCA Inbursa	2,545	(33)	47	(199)	2,360
Investment funds	353		92	131	576
Other	3			1	4
Total	Ps. 9,977	Ps.(155)	Ps. 1,947	Ps.(67)	Ps. 11,702

Issuer	2005 Amount Dec. 2004	Additions	Equity in net income (loss)	Other movements	Amount Dec. 2005
Asociación de Bancos de México	Ps. 7	Ps. -	Ps. -	Ps. -	Ps. 7
Bolsa Mexicana de Valores	27	-	6	(2)	31
Cebur	14	-	2	(16)	-
Fianzas Guardiana Inbursa	880	21	200	(281)	820
Impulsora Fondo México	2	-	(2)	-	-
Inbursa Siefore	831	(165)	48	(231)	483
Inbursa Siefore Básica 1	4	170	17	(11)	180
MexDer	-	-	-	-	-
Pensiones Inbursa	10,113	(153)	611	(7,967)	2,604
Procesar	5	-	2	-	7
Promotora Inbursa	697	(698)	25	40	64
S.D. Indeval	7	-	2	-	9
Seguros Inbursa	2,938	(467)	573	(173)	2,871
SINCA Inbursa	2,022	-	608	(85)	2,545
Investment funds	298	-	65	(10)	353
Other	2	-	-	1	3
Total	Ps. 17,847	Ps.(1,292)	Ps. 2,157	Ps.(8,735)	Ps. 9,977

In August 2005, the Group concluded a corporate restructuring process, whereby it spun off its equity investment in certain subsidiaries and created a new financial group engaged in making infrastructure investments in Mexico and Latin America. As part of the restructuring, the Group transferred the assets of the following spun off companies: Pensiones Inbursa, Banco Inbursa, Seguros Inbursa and Fianzas Inbursa, to Impulsora del Desarrollo Económico de América Latina, S.A. de C.V. (the newly created company).

The spin-off of such shares that gave rise to a decrease in stockholders' equity of Ps. 9,290 had no effect in the Group's results of operations.

The column Other movements includes the results from holding non-monetary assets of the investees that represent changes in their stockholders' equity different from the results of their operations for the period.

15. Other Assets, Deferred Charges and Intangibles, net

At December 31, 2006 and 2005, this caption consists of the following:

	2006	2005
Prepaid expenses	Ps. -	Ps. 7
Software licenses	229	300
Pre-operating expenses	108	108
Premium on loan operations (b)	283	260
Goodwill of Promotora Inbursa (a)	3	8
Goodwill of SINCA Inbursa (a)	125	152
Guaranty deposits	198	116
Other	26	29
	972	980
Amortization of software licenses	(182)	(229)
Accumulated amortization of goodwill (a)	-	(32)
Amortization of pre-operating expenses	(102)	(95)
	(284)	(356)
	Ps. 688	Ps. 624

Amortization charged to results of operations for the years ended December 31, 2006 and 2005 was Ps. 38 and Ps. 53, respectively.

(a) The Group evaluates annually whether or not there are any indications of impairment in the value of goodwill. At December 31, 2006 and 2005, there are no indications of impairment and, consequently, the decrease in goodwill of Ps. 32 and Ps. 53 is directly related to the Group's spin off.

(b) The Group purchased a U.S. dollar-denominated portfolio that, based on the conditions of the market in which the Company operates, gave rise to the payment of a premium. Under the related loan agreements, the customers may not make early payments. An analysis of the balance of the portfolio, the premium paid and the related amortization for the years ended December 31, 2006 and 2005 is as follows:

2 0 0 6

Date of purchase	**Nominal amount of portfolio in U.S. dollars**	**Premium paid**	**Accumulated amortization**	**Balance of unamortized premium**
December 03	**41,387,091**	**Ps. 182**	**Ps.(45)**	**Ps. 137**
April 04	**15,000,000**	**59**	**(13)**	**46**
March 05	**10,000,000**	**51**	**(8)**	**43**
January 06	**-**	**69**	**(12)**	**57**
Balance	**66,387,091**	**Ps. 361**	**Ps.(78)**	**Ps. 283**

2 0 0 5

Date of purchase	Nominal amount of portfolio in U.S. dollars	Premium paid	Accumulated amortization	Balance of unamortized premium
December 03	41,387,091	Ps. 190	Ps.(31)	Ps. 159
April 04	15,000,000	61	(8)	53
March 05	10,000,000	52	(4)	48
Balance	66,387,091	Ps. 303	Ps.(43)	Ps. 260

16. Traditional Deposits

a) Demand deposits

Checking accounts	Mexican pesos		Foreign currency translated to Mexican pesos		Total	
	2006	2005	**2006**	2005	**2006**	2005
Interest-bearing	**Ps. 26,796**	Ps. 24,606	**Ps. 298**	Ps. 370	**Ps. 27,094**	Ps. 24,976
Non-interest bearing	**116**	120	**35**	18	**151**	138
Other	**13**	15			**13**	15
Total	**Ps. 26,925**	Ps. 24,741	**Ps. 333**	Ps. 388	**Ps. 27,528**	Ps. 25,129

b) Time deposits

This caption consists of fixed-term deposits, deposits by foreign companies and banks and PRLVs (notes with interest payable at maturity). The interest rate on Mexican peso denominated deposits is tied to the Mexican Treasury Certificate (CETES) discount rate and to the 28-day adjusted interbank rate (TIIE). Returns on foreign currency denominated deposits are tied to the LIBOR rate.

At December 31, 2006 and 2005, time deposits are as follows:

	2006	2005
Fixed-term deposits		
U.S. dollars (1)	**Ps. 1,045**	Ps. 1,132
UDIS (2)	**288**	289
PRLV's		
Placed through the market (2)	**20,058**	21,040
Placed over the counter (1)	**44**	576
Deposits withdrawable on pre-established days	**254**	-
	Ps. 21,689	Ps. 23,037

(1) Placed with the general public
(2) Placed in the money market.

At December 31, 2006 and 2005, deposits maturing in less than one year aggregated Ps. 21,422 and Ps. 22,755, respectively.

Whenever credit institutions establish deposits, receive loans from their customers or obtain resources from one person or a group of persons considered as a single economic entity, in one or more liability transactions, and that represent more than 100% of the Group's net capital, they must notify the CNBV of this situation on the following business day. At December 31, 2006 and 2005, the Bank has not exceeded such limit.

17. Interbank and Other Borrowings

This caption consists primarily of borrowings from financial institutions and government entities at current market interest rates. Interest is charged to income with a credit to liability accounts through the date of payment.

Short- and long-term

At December 31, 2006 and 2005, an analysis is as follows:

	2006			2005		
	Principal	**Interest**	**Total**	Principal	Interest	Total
Short-term						
Translated foreign currency borrowings						
Cobank ACB				Ps. 187	Ps. 3	Ps. 190
Other				9	2	11
				196	5	201
Mexican-peso borrowings						
Call Money Bancomext	**Ps. 1,000**	**Ps. 1**	**Ps. 1,001**			
NAFIN	**759**	**7**	**766**	1,034	12	1,046
Total short- term borrowings	**1,759**	**8**	**1,767**	1,230	17	1,247
Long-term						
Translated foreign currency borrowings						
Cobank ACB	**8**	**2**	**10**	12	-	12
Mexican-peso borrowings						
Discounted portfolio (FIRA)	**719**	**7**	**726**	970	4	974
Total long-term borrowings	**727**	**9**	**736**	982	4	986
	Ps. 2,486	**Ps. 17**	**Ps. 2,503**	Ps. 2,212	Ps. 21	Ps. 2,233

At December 31, 2006, short-term Mexican-peso borrowings bear interest at an average annual rate of 7.05% (4.53% in 2005). At December 31, 2006, long-term borrowings denominated in both Mexican pesos and foreign currency bear interest at an average annual rate of 6.04% (6.47% in 2005) and 4.58% (8.49% in 2005), respectively.

At December 31, 2006 and 2005, there are no guarantees for the borrowings received.

18. Income Tax, Asset Tax and Employee Profit Sharing

a) Income tax

The Group's book income and taxable income are not the same due to: (i) permanent differences derived from the treatment of such items as the equity interest in net income of subsidiaries and associates, the annual effect of inflation and non-deductible expenses, and (ii) temporary differences in the recognition of income and expenses for financial and tax reporting purposes, such as the valuation of derivatives and securities, accrued present value premiums on security repurchase agreements, and certain provisions. Deferred taxes are recognized on temporary differences for financial and tax reporting purposes of the Group and its subsidiaries (Note 20).

For the years ended December 31, 2006 and 2005, the Group, as an economic legal entity, reported taxable income of Ps. 1 and Ps. 2, respectively, on which it did not pay income tax, since it opted to carry forward tax losses from prior years in the same amounts.

An analysis of current year income tax and employee profit sharing as shown in the consolidated statement of income at December 31, 2006 and 2005 is as follows:

	2006					
	Income tax		**Employee profit sharing**		**Total**	
Arrendadora Financiera Inbursa	**Ps.**	**4**			**Ps.**	**4**
Inversora Bursátil, Casa de Bolsa		**139**				**139**
Operadora Inbursa		**43**				**43**
Banco Inbursa		**411**				**411**
Other subsidiaries		**6**	**Ps.**	**1**		**7**
	Ps.	**603**	**Ps.**	**1**	**Ps.**	**604**

	2005					
	Income tax		Employee profit sharing		Total	
Arrendadora Financiera Inbursa	Ps.	7			Ps.	7
Inversora Bursátil, Casa de Bolsa		114				114
Operadora Inbursa		67				67
Banco Inbursa		318				318
Other subsidiaries		4	Ps.	1		5
	Ps.	510	Ps.	1	Ps.	511

At the date of the audit report on these financial statements, the Group subsidiaries have yet to file their final income tax returns for the year 2006 with the tax authorities. Consequently, the income tax of subsidiaries shown in the preceding reconciliation may be subject to changes that are not deemed to be material.

CNBV requirements establish the rules for offsetting the asset and liability positions. At December 31, 2006, management offset income tax prepayments against the balance of the income tax provision.

Income tax and asset tax of the subsidiaries of the Group regulated by the CNSF are recorded in results of operations of such subsidiaries. Therefore, the caption Equity interest in net income of subsidiaries and associates, as shown in the statement of income, is presented net of each subsidiary's taxes. The Group and each of its subsidiaries do not consolidate for tax purposes and, accordingly, file their tax returns on an individual basis

b) Asset tax

The 1.8% asset tax (which is a minimum income tax) is payable on the average value of assets not subject to financial intermediation (e.g., fixed assets, land, deferred expenses and charges) net of debts incurred to acquire such assets. As a minimum income tax, asset tax is actually payable only to the extent that it exceeds current year income tax. At December 31, 2006 and 2005, asset tax payable by the Group at entity level did not exceed one million pesos.

c) Employee profit sharing

Employee profit sharing is determined basically at 10% of taxable income, excluding the taxable or deductible nature of the annual inflation adjustment. In 2006 and 2005, Out Sourcing Inburnet, S.A. de C.V. is the only subsidiary subject to consolidation that has personnel of its own. However, the subsidiary's employee profit sharing base for both years is not considered to be material.

19. Sundry Creditors and Other Accounts Payable

At December 31, 2006 and 2005, an analysis is as follows:

		2006		2005
Creditors on settlement of transactions	**Ps.**	**658**	Ps.	1,906
Sundry creditors		**633**		450
Acceptances on behalf of customers		**443**		379
Guarantee deposits		**-**		110
Payable drafts		**33**		22
Cashier's checks		**31**		19
Other		**-**		6
Provisions for sundry liabilities		**39**		3
Certified checks		**29**		-
Contributions to contingency fund		**31**		-
Total	**Ps.**	**1,897**	Ps.	2,895

Provisions for labor obligations at retirement

At December 31, 2006 and 2005, the reserves for labor obligations at retirement do not exceed one million pesos.

20. Deferred Taxes

In conformity with legal requirements with respect to income tax, certain items are recognized for tax purpose in periods other than those in which they are recorded for book purposes, thus giving rise to deferred taxes.

The statutory rate applicable to the temporary differences that gave rise to deferred taxes at December 31, 2006 was 28% (29% for 2005).

The most important temporary differences included in the computation of deferred taxes are as follows:

		2006		2005
Deferred tax liabilities				
Unrealized gain on valuation of financial instruments	**Ps.**	**81**	Ps.	50
Derivatives		**307**		693
Premium on loan portfolio purchases		**79**		76
Difference between book value and tax cost of the securities portfolio		**214**		155
Other		**12**		80
		693		1,054
Deferred tax asset				
Amortization of goodwill of SINCA Inbursa	(	**7)**	(	7)
Amortization of goodwill of Promotora Inbursa	(	**1)**	(	1)
Unrealized loss on valuation of financial instruments	(	**7)**		-
Tax loss of subsidiaries		**-**	(	5)
Amortization of premium on UMS bonds		**-**	(	5)
Other	(	**17)**	(	14)
	(	**32)**	(	32)
Net deferred tax liability	**Ps.**	**661**	Ps.	1,022

The majority of the deferred tax assets recognized by the Group and its subsidiaries will be realized during 2006.

The companies of the Group compute their deferred taxes on an individual basis and recognize the deferred tax assets and liabilities in the counter item in the statement of income. For those companies not subject to consolidation under CNBV requirements, the effects of deferred taxes are recognized in the application of the equity method. At December 31, 2006 and 2005, deferred taxes recognized by such companies aggregate Ps. 540 (net liability) and Ps. 426 (net liability), respectively.

The consolidated statements of income for the years ended December 31, 2006 and 2005 included a deferred tax expense of Ps. 304 and Ps. 139, respectively.

As a result of the changes in the Income Tax Law related to the gradual reduction in the corporate income tax rate, the Group recognized the effect of the reduction in the rate applicable to the temporary difference that give rise to deferred taxes in the amounts of Ps. 14 and Ps. 29 at December 31, 2006 and 2005, respectively.

- **Reconciliation of the statutory corporate income tax rate to the effective rate**

A reconciliation of the statutory corporate income tax rate to the effective rate recognized by the Group for the years ended December 31, 2006 and 2005 is as follows:

	2006	2005
Income before income tax and employee profit sharing	**Ps. 851**	Ps. 1,566
Permanent differences:		
Restatement of results of operations	**973**	(34)
Annual inflation adjustment	**(987)**	(633)
Non-deductible expenses	**26**	32
Depreciation and amortization	**(5)**	23
Net monetary position loss	**93**	742
Other permanent items	**52**	55
Income before income tax and employee profit sharing, plus permanent items	**1,003**	1,751
Carryforward of tax losses from prior years	**(1)**	(5)
Income after carryforward of tax losses	**1,002**	1,746
Statutory income tax rate	**29%**	30%
Total income tax	**291**	524
Effect of change in tax rates	**(14)**	(29)
	Ps. 277	Ps. 495
Effective income tax rate	**32.55%**	31.60%

21. Stockholders' Equity

a) Capital stock

The Group's authorized capital stock at December 31, 2006 and 2005 consists of 3,134,828,964 registered series "O" shares with a par value of $ 0.827421620821 Mexican pesos each. The nominal amount of paid-in capital at December 31, 2006 and 2005 is Ps. 2,594. Restated capital in Mexican pesos with purchasing power at December 31, 2006 is Ps. 13,528.

Additional capital stock will be represented by series "L" shares, which, in conformity with the Law Regulating Financial Groups, may represent up to 40% of the Group's ordinary capital stock, with the prior authorization of the CNBV.

Representative series "L" shares shall have limited voting rights, extending the right to vote only in matters involving a change in corporate purpose, merger, spin-off, transformation, dissolution and liquidation, as well as the cancellation of any stock exchange registration. Such series "L" shares may also confer the right to accumulative preferred dividend, and a higher dividend than the one paid to shares of ordinary capital stock. In no circumstances may the dividends paid on series "L" shares be less than those paid on the other series of shares.

b) Restrictions on stockholders' equity

(i) Restrictions on ownership of capital stock

Foreign corporate entities that exercise any form of authority may not hold any interest in the capital stock, nor may Mexican financial entities, even those comprising part of the respective group, unless they act as institutional investors, in terms of Article 19 of the Law Regulating Financial Groups.

Any individual or corporate entity may own, through one or various simultaneous or successive transactions, more than 5% of a controlling company's series "O" shares, provided that such transactions have been authorized by the Ministry of Finance and Public Credit.

ii) Capital reserves

An analysis at December 31, 2006 and 2005 is as follows:

Reserve for repurchase of own shares	**Ps.**	**1,740**
Legal reserve		**1,138**
Total capital reserves	**Ps.**	**2,878**

Reserve for repurchase of own shares

The reserve for repurchase of own shares was created on the basis of resolutions adopted at stockholders' meetings, using a portion of the Group's retained earnings. The balance of this reserve at December 31, 2006 and 2005 was Ps. 1,740.

Legal reserve

In conformity with the Mexican Corporations Act, the Group is required to appropriate at least 5% of the net income of each year to increase the legal reserve until it reaches 20% of capital stock issued and outstanding. Such reserve may not be distributed to stockholders during the life of the Group, except in the form of a stock dividend. The balance of the legal reserve at December 31, 2006 and 2005 was Ps. 1,138.

(iii) Capital reduction

In the event of a capital reduction, the reimbursement to stockholders in excess of the amount of the restated capital contributions, in accordance with the Mexican Income Tax Law, shall be subject to taxation at the enacted rate at the time of such reduction.

c) Amendment to Company's bylaws

At an extraordinary stockholders' meeting held on December 14, 2006, it was agreed to amend the Group's bylaws so as to bring them in line with the provisions of the new Stock Market Act, which, among other things, specifies that the name of Grupo Financiero Inbursa must be followed by the corporate tag *Sociedad Anónima Bursátil de Capital Variable* (Publicly Traded Variable Capital Corporation), or its abbreviations "S.A.B. de C.V." It was also established that the Group's fixed capital will remain at Ps. 2,594, represented by 3,134,828,964 common registered series "O" shares issued and outstanding with a par value of Ps. 0.827422 each.

d) Restrictions on earnings

The Mexican Income Tax Law states that dividends declared from income on which corporate income tax has already been paid, shall not be subject to further taxation; therefore, taxable earnings must be controlled in a so-called "net tax profit account" (CUFIN), which may only be used once the balance of the "net reinvested tax profit account" (CUFINRE) has been exhausted. Any distribution of earnings in excess of the CUFIN account balance will be subject to taxation at the enacted income tax rate at the time dividends are paid.

In conformity with the Income Tax Law, all capital contributions and net stock premiums paid by the stockholders, as well as capital reductions, must be controlled in the so-called "restated contributed capital account" (CUCA). Such account must be restated for inflation from the time capital contributions are made to the time capital is reduced.

Capital reductions in excess of the CUCA account will be subject to taxation in terms of the Mexican Income Tax Law. The difference should be treated as a distributed profit, which will be subject to taxation, payable by the Group, at the enacted income tax rate at that time.

At December 31, 2006 and 2005, the Group has the following tax balances:

	2006	2005
CUCA	**Ps. 14,750**	Ps. 14,766
CUFIN	**Ps. 4,893**	Ps. 4,523

At a regular meeting held on April 20, 2006, the stockholders agreed to pay a cash dividend at a rate of $ 0.30 Mexican pesos per each of the 3,000,152,564 common registered shares issued and outstanding. The total dividend was Ps. 924 (Ps. 900 nominal amount) and was paid from retained earnings maintained in the CUFIN account.

At a regular meeting held on April 13, 2005, the stockholders agreed to pay a cash dividend at a rate of $ 0.30 Mexican pesos per each of the 3,000,152,564 common registered shares issued and outstanding. The total dividend was Ps. 956 (Ps. 900 nominal amount) and was paid from retained earnings maintained in the CUFIN account.

Since the aforementioned cash dividends were paid from the Group's CUFIN account, they were not subject to tax withholdings.

22. Earnings per Share and Comprehensive Income

a) Earnings per share

Earnings per share were determined by dividing net income of the year by the weighted average number of the Group's shares issued and outstanding at December 31, 2006 and 2005. An analysis is as follows:

		2006		2005
Net income based on statement of income	**Ps.**	**2,505**	Ps.	3,034
Weighted average number of outstanding shares		**3,134,828,964**		3,134,828,964
Earnings per share (Mexican pesos)	**Ps.**	**0.7991**	Ps.	0.9678

In 2006 and 2005, there were no changes in the number of the Group's shares.

b) Comprehensive income

Comprehensive income consists of the net loss or income for the year, plus the result from holding non-monetary assets, the excess or deficit from restatement of stockholders' equity and other items that, in conformity with accounting criteria, are reflected directly in stockholders' equity (see Statement of Changes in Stockholders' equity). An analysis of comprehensive income is as follows:

		2006		2005
Net income of the year	**Ps.**	**2,505**	Ps.	3,034
Unrealized gain on valuation of long-term equity investments		**84**		48
Comprehensive income	**Ps.**	**2,589**	Ps.	3,082

23. Segment Information

Highlights of the results of operations of the principal operating segments of the most significant subsidiaries for the years ended December 31, 2006 and 2005 are shown below. A different classification is used to show the amounts presented from the one used in the preparation of the financial statements since operating and accounting records are combined.

	2006	2005
a) Credit transactions		
Revenues		
Interest on credits	Ps. 5,570	Ps. 5,620
Bank interest	794	826
Exchange and UDI gains	121	108
Commissions collected	570	-
Other	304	501
	7,359	7,055
Expenses		
Exchange and UDI losses	125	-
Reserves	1,520	1,343
Interest on deposits	3,647	4,978
Commissions paid	23	-
	5,315	6,321
Result of credit transactions	Ps. 2,044	Ps. 734

Assets related to credit transactions at December 31, 2006 and 2005 aggregated Ps. 64,633 and Ps. 57,615, respectively.

	2006	2005
b) Money market and capital market transactions		
Revenues		
Investments	Ps. 1,292	Ps. 1,110
Exchange and derivative gains	369	1,530
Interest and premiums on repurchase agreements	3,333	7,996
Commissions collected	470	1,850
Realized gain on securities	273	477
Unrealized gain on valuation of investments in securities	21	479
	5,758	13,442
Expenses		
Interest and premiums on repurchase agreements	3,318	8,501
Commissions paid	41	131
Other	279	226
	3,638	8,858
Result of money market and capital market transactions	Ps. 2,120	Ps. 4,584

Assets related to money market and capital market transactions at December 31, 2006 and 2005 aggregated Ps. 13,065 and Ps. 13,043, respectively.

	2006	2005
c) Derivatives and foreign-currency transactions		
Realized loss on foreign currency transactions	Ps. (356)	Ps. (3,945)
Realized (loss) gain on derivatives	(81)	2,899
Unrealized loss on valuation of derivatives	(954)	(88)
Other valuation results	(5)	2
	(1,396)	(1,132)
Total treasury segment	Ps. 724	Ps. 3,452

Net assets related to derivatives and foreign-currency transactions at December 31, 2006 and 2005 aggregated Ps. 105 and Ps. 157, respectively.

	2006	2005
Reconciliation of figures		
Credit transactions	Ps. 2,044	Ps. 734
Treasury transactions	724	3,452
Net monetary position loss	(936)	(667)
Commissions derived from the management of retirement savings system resources	968	-
Other commissions earned, net	344	-
Total operating revenues	Ps. 3,144	Ps. 3,519

The aforementioned segment information refer to credit, money market and capital market transactions carried out basically by the subsidiaries Banco Inbursa, Inversora Bursátil-Casa de Bolsa and Arrendadora Financiera Inbursa. The Group focuses other specialized activities of subsidiaries in lines of businesses not subject to financial intermediation corresponding to the subsidiaries: Operadora de Fondos and Afore, which consolidates its financial information with that of the Group. There are other controlling entities, whose financial information is not consolidated with that of the Group, as they refer to entities engaged in specialized activities in the insurance and bonding sector in the life, property and health and pension lines.

e) Segment information of subsidiaries regulated by the CNSF (not subject to consolidation)

	2006			
	Fianzas Guardiana Inbursa	**Seguros Inbursa**	**Pensiones Inbursa**	**Total companies regulated by the CNSF**
Premiums written	Ps. 551	Ps. 9,274	Ps. 172	Ps. 9,997
Premiums ceded	(78)	(1,790)	-	(1,868)
Retained premiums	473	7,484	172	8,129
Net increase in reserve for unearned premiums and bonds in-force	(6)	(200)	96	(110)
Retained accrued premiums	467	7,284	268	8,019
Net acquisition cost	(34)	1,075	10	1,051
Net cost of losses, claims and other	265	5,502	788	6,555
Net increase in other technical reserves	(3)	206	22	225
	228	6,783	820	7,831
Gross profit (loss)	Ps. 239	Ps. 501	Ps. (552)	Ps. 188

	2005			
	Fianzas Guardiana Inbursa	Seguros Inbursa	Pensiones Inbursa	Total companies regulated by the CNSF
Premiums written	Ps. 465	Ps. 8,831	Ps. 601	Ps. 9,897
Premiums ceded	(70)	(1,616)	-	(1,686)
Retained premiums	395	7,215	601	8,211
Net increase in reserve for unearned premiums and bonds in force	(3)	(669)	(240)	(912)
Retained accrued premiums	392	6,546	361	7,299
Net acquisition cost	(35)	1,249	52	1,266
Net cost of losses, claims and other	231	4,836	790	5,857
Net increase in other technical reserves	2	(51)	79	30
	198	6,034	921	7,153
Gross profit (loss)	Ps. 194	Ps. 512	Ps. (560)	Ps. 146

24. Financial Margin

An analysis of the financial margin presented in the statement of income at December 31, 2006 and 2005 is as follows:

a) Interest income

		2006		2005
Premiums on repurchase agreements (Note 8e)	Ps.	3,366	Ps.	4,807
Credit portfolio (1)		5,497		5,621
On investments in financial instruments		1,207		2,662
Other		575		510
On deposits with Banxico		428		454
On financing granted to domestic and foreign banks		367		372
Translation of U.S. dollars and UDIS		120		106
Rents collected under operating leases		75		-
	Ps.	11,635	Ps.	14,532

(1) An analysis of interest income by type of credit is as follows:

Type of credit		2006		2005
Simple	Ps.	3,013	Ps.	3,451
Unsecured		907		817
Restructured		704		608
Additional benefit home mortgage subject to VAT		334		226
Other discounted loans		168		224
Home mortgage		124		108
Discounts		117		94
Federal government		63		-
Chattel mortgage		3		71
Financial leases		31		15
Consumer		32		5
Secured by capital assets		1		2
	Ps.	5,497	Ps.	5,621

b) Interest expense

		2006		2005
Premiums on repurchase agreements (Note 8e)	Ps.	3,352	Ps.	5,345
Time deposits		1,496		2,687
Notes with interest payable at maturity (PRLVs)		1,757		1,846
Bank loans		393		444
Other		1		222
Checking account deposits		1		1
Discounts		125		-
Translation of U.S. dollars and UDIS		280		-
	Ps.	7,405	Ps.	10,545

c) Monetary position result, net (financial margin)

At December 31, 2006 and 2005, the Group's consolidated net monetary position result is Ps. (936) and Ps. (667), respectively.

The average balances of the principal monetary assets and liabilities considered in determining the net monetary position result of 2006 and 2005 of the Group and its subsidiaries are presented in Note 2c.

25. Intermediation Income

An analysis of intermediation income for the years ended December 31, 2006 and 2005 is as follows:

	2006	2005
Other income from buying and selling of securities	Ps. 88	Ps.(655)
Result of marked-to-market valuation of:		
Investments in securities	224	539
Repurchase agreements (Note 8d)	-	(4)
Derivatives, net	(955)	(109)
Other	(5)	52
	Ps.(648)	Ps.(177)

26. Memoranda Accounts

Memoranda accounts are for the purpose of recording the Group's and subsidiaries' rights and obligations with third parties, as well as securities, property received for safekeeping and property under mandate derived from the Group's and subsidiaries' normal operations.

a) Transactions on behalf of others

i) Customers' securities received for safekeeping

	2006	2005
Money market instruments	Ps. 185,119	Ps. 158,516
Fixed-yield instruments	28,879	27,905
Variable-yield instruments	1,161,779	782,993
Shares of investment funds	17,021	15,341
Shares of variable-yield investment funds	23,302	20,197
	Ps.1,416,100	Ps. 1,004,952

ii) Securities and notes received in guarantee

	2006	2005
Customers' securities delivered in guarantee (shares)	Ps. 2,518	Ps. 996

b) Proprietary transactions

i) Property held in trust or under mandate

At December 31, 2006 and 2005, the balances of transactions in which the Group's bank subsidiary acts as trustee or operates under mandate are as follows:

	2006	2005
Trusts		
Administrative	**Ps. 236,643**	Ps. 201,637
Investment	**3,649**	3,775
Guarantee	**84**	87
Transfer of title	**69**	72
	240,445	205,571
Mandates	**382**	36
Total	**Ps. 240,827**	Ps. 205,607

In the years ended December 31, 2006 and 2005, the subsidiary Banco Inbursa obtained income of Ps. 14 and Ps. 37, respectively, from activities performed in its capacity as trustee.

Transactions in which the aforementioned subsidiary acts as trustee are recorded and controlled in memoranda accounts. In conformity with the Mexican Income Tax Law, Banco Inbursa, as trustee, is responsible for seeing that all tax obligations of the managed trusts that engage in business activities are fulfilled.

ii) Property held for safekeeping or under management

An analysis of the balance of this account at December 31, 2006 and 2005 is as follows:

	2006	2005
Securities held for safekeeping	**Ps.1,029,539**	Ps. 754,798
Securities held in guarantee	**61,112**	74,859
Notes subject to collection	**9,251**	(9,593)
Other	**22**	23
	Ps.1,099,924	Ps. 820,086

Securities held for safekeeping or under management are recorded at cost and marked-to-market.

iii) Other contingent liabilities

At December 31, 2006 and 2005, an analysis of the Group's contingent liabilities is as follows:

	2006	2005
Rent due under operating leases	**Ps. 268**	Ps. 334
Residual value	**70**	70
	Ps. 338	Ps. 404

27. Risk Management (unaudited information)

Due to the importance of the subsidiary Banco Inbursa, S.A. de C.V. (the Bank), this information regarding risk management applies only to such subsidiary:

The Bank's management has policy and procedures manuals that were prepared following CNBV and Banxico guidelines for reducing the risks to which the Bank is exposed.

In conformity with CNBV regulations, credit institutions are required to disclose, by means of notes accompanying their financial statements, any information regarding policies, procedures, methodologies and other risk management measures adopted, as well as information regarding the potential losses related to each type of risk in the different markets in which they operate.

On December 2, 2006, the CNBV issued provisions of general application for credit institutions (*Circular Unica*). Such provisions establish that the internal audit area must perform at least once a year or at year-end, a comprehensive risk management audit. The Bank's internal audit area carried out this activity using the applicable accounting criteria and submitted the results to the Board of Directors at a meeting held in January 2006.

a) Environment

As part of its efforts for increased corporate governance, the Bank practices comprehensive risk management. To this end, it relies on the services provided by the Risk Analysis area, the Comprehensive Risk Management Unit and the Risk Management Committee, through which the Bank also identifies, measures, controls and monitors all of its quantifiable and unquantifiable operating risks.

The Bank's Risk Management Committee systematically analyzes the information it receives, together with the Risk Analysis area and operating areas.

Additionally, the Bank has a contingency plan to offset weaknesses detected at the operational, legal and reporting levels related to transactions in excess of the maximum risk tolerance levels approved by the Risk Management Committee.

The Bank's policies, in accordance with Banxico requirements, state that no transactions should be conducted with any persons with direct or indirect holdings of 1% or more of the Bank's or the Group's paid-in capital shares.

b) Market risk

In order to measure and evaluate the risks assumed in conducting its financial transactions, the Bank has computational tools at its disposal to calculate Value at Risk (VaR) and to perform sensitivity analyses and stress testing.

Additionally, the Bank uses the "Modified Duration" methodology to compute the Repricing Gap of its assets and liabilities. This methodology consists of estimating the value of positions using an adjusted linear approximation, based on a change in interest rates. Such methodology is applied to both the Mexican peso denominated position as well as the U.S. dollar denominated position.

To prove statistically that the market risk measuring model is giving reliable results, the Bank carries out a hypothetical test of the reliability level of the measuring system. This consists of a chi square (Kupiec) test of the number of times that the actual loss observed exceeds the estimated risk level.

At present, the market risk is computed for money market, international bond and variable-yield and derivative instrument portfolios. An analysis of market risk at December 31, 2006 is as follows:

Instrument (money market) (In millions)	Term	Cost rate	Nominal amount	Market rate	Market value	Unrealized gain (loss)	Value at risk (1)
Subtotal money market	48	6.91	54,473	7.3000	49,546	81	-29.88
Subtotal derivatives excluding swaps			1,382.97		-102.64	-102.64	-39.15
Subtotal shares positions					401.35	98	-5
Inmobiliaria Inbursa			488		487.82	-1.46	-0.01
Outsourcing			16		33.11	17.11	0
Swaps at risk			-18,700		-19,114.71	-414.71	-106
Fixed-rate swaps (USD)			-16.63		-184.81	-5.31	-23.07
Swaps UDIS			95		420	43	-1.11
Securities held			2,779		2,850	66	-20.06
Overall total Inbursa					35,571.13	165.06	-146.17

The Bank measured market risks using the so-called Value at Risk (VaR) model for the total valuation in a target investment term of one day with a reliability level of 95%, using the risk factor values of the last 252 days. .

The most important position for the Bank is the risk involved with currency derivative transactions, consisting of currency and interest rate futures and Mexican peso and U.S. dollar denominated swaps. This information includes the market risk of positions, the unrealized gain (loss) generated and the Value at Risk in one day with a reliability level of 95%.

The model is based on the assumption that the distribution of variances in risk factors is normal. To validate this assumption, "back testing" is carried out.

The measurement of market risk is conducted via stress tests consisting of sensitivity analyses of 100bps and 500bps, respectively, in addition to tests under historical extreme conditions of up to four standard variances on a 60-day investment horizon. This simulates the effects of adverse transactions on the portfolio on the day of the computation Under the new risk factor stress conditions, the valuations of the portfolios are determined, as well as the value at risk and their new mark-to-market values.

c) Liquidity risk

In order to monitor liquidity, the risk management area computes liquidity gaps, considering the Bank's financial assets and liabilities, as well as loans granted.

The Bank also measures the adverse margin by considering the differential between the buying and selling prices of its financial assets and liabilities.

Furthermore, the Bank monitors its foreign currency liquidity risk in accordance with Banxico's regimen of investment and admission of foreign currency denominated liabilities

	2006		2005	
	Coefficient	**% coefficient**	Coefficient	% coefficient
January	**1,930,563**	**4.90**	52,040	0.17
February	**446,519**	**1.26**	329,211	1.00
March	**351,170**	**1.32**	3,877	0.01
April	**431,266**	**1.84**	33,520	0.11
May	**400,866**	**1.19**	920	0.00
June	**72,745**	**0.22**	64,657	0.25
July	**17,817**	**0.05**	65,809	0.20
August	**26,740**	**0.07**	48,673	0.17
September	**37,287**	**0.10**	25,876	0.09
October	**168,088**	**0.44**	573,605	1.51
November	**219,462**	**0.58**	425,814	1.05
December	**99,165**	**0.23**	2,156,110	5.15
Average amount	**350,140**	**1.02**	315,009	0.81

The liquidity model considers the liquidity quality of portfolio assets, as well as the asset/liability gap and their status within each term.

d) Credit risk

The Bank computes loan portfolio risks by applying quarterly analyses of credit risks using its own risk model, based on the interest coverage generated by its activity, which assumes that the deterioration of credit quality and of each borrower with time depends both on quantifiable economic factors, as well as qualitative factors. The total effect of these factors may be observed in the development of the operating margin generated by the borrower's activities. In other words, it is reasonable to believe the deterioration of the operating margin firmly indicates that these factors together work against the borrower.

In order to carry out stress tests, the Bank determines a factor that represents the level of the operation's flow resistance to cover the interest generated by the liabilities with costs.

Stress tests may be carried out by modifying the variables that affect the operating income and/or the financial expense derived from the liabilities with cost.

The value at risk and grading of the loan portfolio by currency at December 31, 2006 is as follows:

	Total		Mexican pesos		U.S. dollars		UDIS
Net exposure	Ps.	93,261.85	Ps.	46,109.65	$	45,861.79	$ 1,290.41
Expected loss in Mexican pesos		2,606.94		737.52		1,631.56	237.86
Grading of loan portfolio		AA		AA		AA	BBB
		2.57%		1.60%		3.56%	18.55%

The expected loss considers the exposure net of guarantees and the probability of default as computed by the proprietary model.

Currency	Performing portfolio	Past-due portfolio	Allowance	Times of allowance/past-due portfolio	% allowance/ performing portfolio
U.S. dollars	Ps. 16,298.80	Ps. 93.15	Ps. 3,207.85	0.03	19.68
Mexican pesos	44,007.37	367.93	5,502.56	0.07	12.50
UDIS	1,290.41	-	145.63	N/A	11.29
Total Bank	Ps. 61,596.58	Ps. 461.08	Ps. 8,856.04	0.05	14.38

The average values of credit risk exposure are as follows:

Expected loss Date	Total
12/30/2005	Ps 4,356.9
01/31/2006	4,451.5
02/28/2006	4,225.8
03/31/2006	2,001.4
04/28/2006	3,016.7
05/31/2006	2,708.8
06/30/2006	2,433.8
07/31/2006	2,298.1
08/31/2006	2,363.1
09/29/2006	2,891.7
10/31/2006	3,891.3
11/30/2006	2,432.4
12/29/2006	2,392.5

Additionally, on a quarterly basis, the Credit Department monitors the quality of the credit portfolio based on this grading and conducts an analysis by segment of the main sectors of the Mexican economy. Together with the quarterly credit monitoring analyses, concentration of risk is determined, not only for each borrower or risk group but also by economic activity.

In its future and forward contracts, the Bank acts on its own behalf with intermediaries or financial participants authorized by Banxico, as well as with other participants who must guarantee the obligations contained in the contracts signed with the participating parties.

e) Risk policies for derivatives

Generally, the risk assumed in currency derivative transactions refers to Mexican rates since U.S. dollar futures are positioned as a credit portfolio or other assets. The transactions conducted involve a counterparty risk.

The policies observed by the Bank establish that risk positions in securities and financial derivatives may not be assumed by operators since risk-taking is decided on exclusively by senior management by means of collective bodies. The Risk Management Committee defined the positions to which Banco Inbursa must adhere, as follows:

	Maturity of less than one year (*)	Maturity of more than one year (*)
Nominal rate	2.5	2.0
Actual rate	2.5	2.0
Synthetic derivatives	4.0	2.5
Capital markets (1)		

(*) Times net capital for the immediately preceding quarter, computed by Banxico.

(1) Limit defined in the third paragraph of clause III, of Article 75 of the Credit Institutions Act.

f) Technological risk

The Bank's corporate strategy with respect to offsetting technological risks rests in its contingency and business continuity plan, which includes the reestablishment of critical functions in the Bank's systems in case of emergency, as well as the use of firewalls, the security of on-line information and system access restrictions.

g) Legal risk

The Bank's specific policy regarding legal risks is as follows:

1. It is the responsibility of the Comprehensive Risk Management Unit to quantify estimates of the legal risks the Bank faces.

2. The Comprehensive Risk Management Unit should inform the Risk Management Committee of the Bank's legal risks on a monthly basis so as to follow up such risks.

3. The financial assessor together with the documentation traffic area is responsible for maintaining all customer files with the correct relevant legal documents and agreements.

4. The Bank's legal area is responsible for monitoring the adequate instrumentation of agreements and contracts, including the formalization of guarantees so as to avoid vulnerabilities in the Bank's transactions.

5. The Bank's legal auditor must perform a legal audit on the Bank at least once per year.

The proposed model for the quantification of legal risks is based of the frequency of unfavorable events and the severity of losses so as to estimate the potential risk in this area.

Computation of probability of unfavorable rulings.

$L = f_L \times S_l$

Whereby:

f_L = Number of cases with unfavorable rulings / Number of cases in litigation

S_l = Average severity of loss (cost, legal expenses, interest, etc.) derived from unfavorable rulings

L = Expected loss from unfavorable rulings

The Bank is currently introducing this quantitative model, as well as the database for flowing up on its legal risk exposure.

h) Operating risk

With respect to its operating risk, in adherence to the *Circular Única*, the Bank currently has a plan for introducing operating risk measures that must be completed by July 2007. Such measures are as follows:

1) Identify and document the processes that include descriptions of the duties of each of the Bank's units.

2) Identify and document the operating risks inherent in the processes mentioned in the preceding paragraph.

3) At least once per quarter evaluate and report on the possible consequences on the business of the materialization of identified risks and report such results to the heads of each area involved so as to evaluate the different control measures in place for such risks.

4) Establish tolerance levels for each risk identified while defining the cause, source and factors of each risk.

5) Maintain an historical database that includes a systematic recording of the different types of losses and the related cost recorded in the Bank's accounting duly identified by the source business line or unit.

The Bank currently has in place an electronic agenda to record the events associated with operating losses in each business unit so as to identify the possible consequences and potential losses derived from the materialization of such losses.

28. Commitments and Contingencies

a) Liability agreement

In conformity with Article 28 of the Law Regulating Financial Groups, the Group and its subsidiaries signed a liability agreement whereby the Group accepts responsibility jointly and severally and without limitation for the performance of the obligations of its subsidiaries and for the losses derived from the performance of their own activities, even for those obligations incurred prior to the incorporation of the related subsidiaries into the Group.

The Group shall similarly be liable for their monetary obligations due to third parties, bankruptcy declared by the regulatory authorities, and the deterioration of their financial position to the point that they are unable to meet legally specified capital requirements.

b) Irrevocable lines of credit and letters of credit

- Lines of credit

The Group has granted lines of credit to its customers, on which, in certain cases, no drawdowns have been made. At December 31, 2006 and 2005, lines of credit granted by the Group aggregate Ps. 339,829 and Ps. 159,604, respectively, on which the available drawdowns aggregate Ps. 290,735 and Ps. 110,815, respectively, at those dates.

- Letters of credit

As part of its credit transactions, the Group grants letters of credit to its customers that may give rise to collection and payment commitments at the time of the first drawdown. At December 31, 2006 and 2005, the balance of letters of credit granted by the Group aggregates Ps. 2,603 and Ps. 2,921, respectively.

c) Legal matters

- Sundry legal matters

The Group and subsidiaries are party to a number of litigations of a labor, tax, regulatory and business nature whose possible unfavorable resolutions represent contingent liabilities for the Group. Based on the opinions of the Group's lawyers, management has evaluated each suit based on the risk that they represent individually and their possible effects on the Group's financial information and concluded that at December 31, 2006 and 2005, there was no need for creating a reserve for those issues, due to their relative importance.

- Appeals

At December 31, 2006 and 2005, there are two unresolved nullity suits filed by the Bank against tax liabilities handed down by the Tax Administration Service of the Ministry of Finance and Public Credit. The first suit refers to a tax liability of Ps. 72, which was determined by the Central Administration for International Tax Audits with respect to fiscal years 1997 and 1998. The second suit refers to a tax liability of Ps. 194, which was determined by the Tax Administration Office for the Financial Sector and Large Taxpayers' Service with respect to fiscal year 2002.

With respect to the outcome of the aforementioned suits, the Bank's tax and legal advisors are of the opinion that the Bank stands a good chance of receiving a favorable ruling to its appeals. Consequently, no amount has been provided for this litigation at December 31, 2006 and 2005.

d) Review of the 2003 tax report

In 2006, the Tax Administration Office for the Financial Sector and Large Taxpayers' Service initiated a review of the attachments to the Group's tax audit report for the year ended December 31, 2003. At the date of the audit report on these financial statements, this review has not been concluded.

29. Subsequent Events

The CINIF published the Mex-FRS that will enter into force on January 1, 2007. A summary of the new standards applicable to the Group is as follows:

Mex-FRS B-13, *Subsequent Events at the Date of the Financial Statements*. Unlike Mexican accounting Bulletin B-13 issued by the Mexican Institute of Public Accountants, Mex-FRS B-13 includes the definition of several terms, such as the date of the financial statements, subsequent period and subsequent events that require adjustment and disclosure and that only require disclosure.

Mex-FRS C-13, Related Parties. In comparison to Mexican accounting Bulletin C-13 issued by the Mexican Institute of Public Accountants, Mex-FRS C-13: i) broadens the definition of related parties to include joint business involving either the reporting entity, immediate family members of key management personnel or directors or and funds derived from labor obligation plans; ii) establishes the obligation to disclose the relationship between the controlling company and the subsidiary regardless of whether or not they have carried out intercompany transactions during the period; iii) establishes that the reporting entity may disclose that the considerations for transactions carried out with its related parties are at arm's length, or rather, are similar to prices that would be established between third parties, provided that such parity may be demonstrated; and iv) requires disclosure of compensation paid to key managers or relevant directors.

INBURSA
Grupo Financiero

Frank Aguado
(52) 55-56-25-4900 Ext. 3351
faguadom@inbursa.com

Juan Ignacio Gonzalez
(52) 55-56-25-4900 Ext.6641
igonzalezs@inbursa.com

Fax: (52) 55-56-25-4965
www.inbursa.com

Mexico City, April 26th, 2007.- ***Grupo Financiero Inbursa*** *reported today results for the first quarter ended March 31, 2007.*

HIGHLIGHTS

Grupo Financiero Inbursa´posted profits of $96.8 MM USD under US GAAP as of March 2007 and $947.5 MM Ps under CNBV rules during the same period. If annualized theses figures represented a 10.7% and 10.4% ROE in each case.

Under US GAAP Grupo Financiero Inbursa posted $96.8 MM USD during 1Q07, 84% growth relative to 4Q06. This result is mainly explained by higher operations in the different subsidiaries together with better market conditions.

GFI dividend payment

On April 26th, Grupo Financiero Inbursa´s shareholders meeting approved a dividend payment of $0.40 per share, that represents $1,200 MM Ps. The dividend will be payable starting in May 2007 thru Indeval.

Loan Portfolio stood at $69,009 MM Ps at the end of March 2007, a 9.3% increase relative to March 2006

Loan portfolio increased 9.3% compared with 1Q06. This growth was achieved in all lines of business. Commercial (mainly SME´s) consumer and governmental entities.

Afore Inbursa´s reached $297.3 MM Ps in commission income during 1Q07, 33.6% and 19.5% higher if compared with 4Q06 and 1Q06.

During 1Q07, net income posted profits of $63.5 MM Ps, 2 times more if compared with 4Q06 and 1Q06. Higher commission income due to the growth in both, affiliate base and assets under management explained this result.

Seguros Inbursa's net income stood at $434.6 MM Ps during 1Q07, 66.7% and 24.1% higher than 1Q06 and 4Q06 respectively.

Seguros Inbursa´s net income stood at $434.6 MM Ps at the end of March 2007 compared with $260.7 MM Ps obtained in the same period of the previous year, 66.7% increase. This result is mainly explained by: Higher premiums, lower reserves creations and better financial income.

- *All figures included in this report are expressed on March 2007 constant pesos and are not audited.*
- *This press release is presented under regulation 1488 of the CNBV.*
- *As required by regulation 1488 of the CNBV, the financial margin includes only the commissions and fees involved in interest related earnings. Forex and inflationary effects on the loan portfolio are also reflected in the financial margin.*
- *There have been no material changes to the Group's accounting practices or policies during 1Q07. Therefore, the figures presented in this document are consistent with those presented in the Group's last annual report (4Q06).*
- *Consolidated figures for Banco Inbursa and for Grupo Financiero Inbursa does not include minority interest.*

	March '07
Employees	5,659
# clients	7,743,896
Call Center Positions	1,253
ATM's	593
Sales force	14,002

GRUPO FINANCIERO INBURSA
(with subsidiaries and consolidated)
Under US GAAP

US GAAP

Mkt Value/Book Value	1.7
Stock price USD (Mar'07)	2.0
EPS (USD)	
Outstanding shares ('000)	3,000,153
Debt Rating (Banco Inbursa)	
S & P	BBB-/A-3
Fitch	BBB-/F-3

Net Income

MM USD	1Q07 $	1Q07 %	4Q06 $	% chg vs. 4Q06	1Q06 $	% chg vs. 1Q06
Banco Inbursa	52.1	54%	(21.3)	N.A.	75.5	-31%
Operadora	4.9	5%	7.0	-30%	1.9	164%
Seguros	19.8	20%	29.8	-34%	31.1	-36%
Pensiones	(2.4)	-2%	4.4	N.A.	19.4	N.A.
Fianzas	1.8	2%	10.1	N.A.	11.7	N.A.
Inversora	19.1	20%	22.0	-13%	4.9	293%
Others	1.5	2%	0.6	163%	(0.2)	N.A.
Total	**96.8**	**100%**	**52.6**	**84%**	**144.3**	**-33%**

- Under US GAAP **Grupo Financiero Inbursa** posted $96.8 MM USD during 1Q07, 84% growth relative to 4Q06. This result is mainly explained by higher level of operations in the different subsidiaries together with better market conditions.

Investment by Company

MM USD	1Q07 $	1Q07 %	4Q06 $	% chg vs. 4Q06	1Q06 $	% chg vs. 1Q06
Banco Inbursa	2,073.0	59%	2,038.3	2%	2,091.0	-1%
Operadora	56.0	2%	52.1	7%	47.8	17%
Seguros	669.6	19%	642.6	4%	548.4	22%
Pensiones	379.7	11%	391.3	-3%	360.1	5%
Fianzas	100.3	3%	100.2	0%	81.5	23%
Inversora	201.4	6%	185.9	8%	137.4	47%
Others	51.6	1%	51.7	0%	20.1	157%
Total	**3,531.7**	**100%**	**3,462.1**	**2%**	**3,286.4**	**7%**

- Stockholders' equity of **Grupo Financiero Inbursa** stood at $3,531.7 MM USD under US GAAP vs $3,286.4 MM USD $3,380.2 MM USD under CNBV rules. Accumulated deferred effects in the different subsidiaries together with monetary adjustments on the stockholders´ equity are the main reasons of this difference.

GFINBUR"O"
(Stock Price)



19.6
22.3
21.2
21.7
20.1
21.7
O'06
N'06
D'06
J'07
F'07
M'07

CNBV GAAP

GRUPO FINANCIERO INBURSA
(with subsidiaries and consolidated)
Under CNBV Rules

Mkt Value/Book Value	1.8
Stock price (Mar'07)	21.7
Outstanding shares ('000)	3,000,153
Debt Rating (Banco Inbursa)	
S & P	BBB-/A-3
Fitch	BBB-/F-3

Net Income

MM Ps.	1Q07 $	%	4Q06 $	% chg vs. 4Q06	1Q06 $	% chg vs. 1Q06
Banco Inbursa	259.6	27%	(757.1)	N.A.	424.7	-39%
Operadora	47.7	5%	66.9	-29%	14.4	231%
Seguros	434.6	46%	350.2	24%	260.7	67%
Pensiones	(15.1)	-2%	(1.7)	N.A.	236.2	N.A.
Fianzas	29.7	3%	76.5	-61%	112.2	-74%
Inversora	188.4	20%	210.3	-10%	39.8	373%
Others	(1.0)	0%	(2.7)	N.A.	(1.2)	N.A.
Total	**943.9**	**100%**	**(57.7)**	**N.A.**	**1,086.8**	**-13.2%**

- ***Grupo Financiero Inbursa*** *posted profits of $943.9 MM Ps during the first quarter of 2007, vs $57.7 MM Ps losses in 4Q06. This result is mainly explained by lower monetary results deductions in the different subsidiaries, higher financial income in the bank due to positive carry of the fixed income interest rate swap position.*

Free Cash Flow

	MM of constant pesos as of March 31, 2007	2003	2004	2005	2006	1Q06	1Q07
+	Interest Income	11,362.7	11,712.6	17,853.6	14,150.8	4,169.5	3,332.1
-	Interest Expense	8,526.2	8,829.2	13,829.6	9,885.5	2,925.9	2,106.4
=	**Financial Margin**	**2,836.5**	**2,883.4**	**4,024.1**	**4,265.3**	**1,243.6**	**1,225.7**
-	Unrealized gains/losses (net of deferred taxes)	152.7	730.6	-62.7	-443.0	114.8	150.2
-	General Expenses	1,627.0	1,877.8	2,234.7	2,712.1	666.3	771.1
+	Commissions & Fees	1,299.1	1,772.1	1,734.3	2,078.4	499.2	490.9
+	Patrimonial Reserves Creations	-227.2	461.4	1,361.4	1,468.3	249.1	475.0
+	Subsidiaries Income	2,176.1	4,243.6	2,176.5	1,968.5	541.7	518.7
-	Taxes	291.2	280.4	515.8	638.9	293.7	98.2
=	**Free Cash Flow**	**4,013.7**	**6,471.7**	**6,608.5**	**6,872.5**	**1,458.8**	**1,690.7**

Investment by Company

MM Ps.	1Q07 $	1Q07 %	4Q06 $	% chg vs. 4Q06	1Q06 $	% chg vs. 1Q06
Banco Inbursa	24,741.6	68%	24,372.8	2%	25,608.5	-3%
Operadora	618.0	2%	569.2	9%	542.3	14%
Seguros	4,091.7	11%	3,655.4	12%	3,232.3	27%
Pensiones	3,087.3	8%	3,101.9	0%	2,863.3	8%
Fianzas	1,131.3	3%	1,101.6	3%	900.9	26%
Inversora	2,221.3	6%	2,028.9	9%	1,559.5	42%
Others	586.5	2%	583.3	1%	241.0	143%
Total	**36,477.7**	**100%**	**35,413.3**	**3%**	**34,948.0**	**4%**

- *Stockholders' equity of Grupo Financiero Inbursa stood at $36,477.7 MM Ps as of March 2006, a 4% increase relative to the same period previous year. It is worth to recall, that in May 2006, GFI paid a $938 MM Ps dividend. If adjusted, stockholders´ equity growth would have been 7.1% in the same period.*

Sources & Uses of Funds (MM Ps as of March 2007)

	SOURCES					
	Stockholders' Equity	Debt	Reserves	Deferred Taxes	Other Liabilities	Total
Banco Inbursa	24,809.0	56,397.0	9,366.0	526.0	11,377.0	**102,475.0**
Seguros and Patrimonial Inbursa	4,091.0		17,183.0	911.0	1,680.0	**23,865.0**
Pensiones Inbursa	3,087.0		13,969.0	13.0	150.0	**17,219.0**
Inversora Bursátil	2,221.0	44.0		181.0	129.0	**2,575.0**
Operadora Inbursa	618.0			95.0	29.0	**742.0**
Fianzas G-Inbursa	1,131.0		232.0	12.0	298.0	**1,673.0**
Others	588.0					**588.0**
TOTAL	**36,545.0**	**56,441.0**	**40,750.0**	**1,738.0**	**13,663.0**	**149,137.0**

	USES					
	Investment* Portfolio	Loan Portfolio	Fixed Income MM Portfolio	Fixed Assets	Other Assets	Total
Banco Inbursa	8,920.0	69,009.0	15,622.0	630.0	8,294.0	**102,475.0**
Seguros and Patrimonial Inbursa	4,621.0	547.0	13,761.0	1,510.0	3,426.0	**23,865.0**
Pensiones Inbursa	3,965.0		13,108.0		146.0	**17,219.0**
Inversora Bursátil	106.0		2,196.0	35.0	238.0	**2,575.0**
Operadora Inbursa	611.0		89.0		42.0	**742.0**
Fianzas G-Inbursa	121.0	59.0	1,086.0	283.0	124.0	**1,673.0**
Others					588.0	**588.0**
TOTAL	**18,344.0**	**69,615.0**	**45,862.0**	**2,458.0**	**12,858.0**	**149,137.0**

*: Includes stocks and investments in other subsidiaries (i.e. Sinca, Afore...)

Assets under Management: $900,578.7 MM Ps
Assets in Custody: $1,402,705.7 MM Ps

BANCO INBURSA Under US GAAP
(MM USD)

Net Income

	1Q07 MM USD	4Q06 MM USD	1Q06 MM USD
Net income under CNBV GAAP	23.1	(65.8)	36.8
Adjustments of monetary position	27.8	44.5	23.7
Adjustments on deferred liabilities	(0.5)	(1.7)	13.7
Others	1.6	1.7	1.3
Net Increase	29.0	44.5	38.7
Net Income Under US GAAP	**52.1**	**(21.3)**	**75.5**

- Under US GAAP Banco Inbursa posted profits of $52.1 MM USD during 1Q07 compared with $23.1 MM USD under the CNBV rules, $29.0 MM USD more. This result is mainly explained by add-backs on monetary positions.

Stockholders' Equity

	1Q07 MM USD	4Q06 MM USD	1Q06 MM USD
Stockholders´equity under CNBV GAAP	2,236.6	2,117.5	2,259.7
Securities Valuation Adjustments	(20.2)	36.6	0.0
Deferred Taxes	159.4	179.8	(151.5)
Derivatives	(181.3)	(239.9)	147.4
Others	(115.3)	(50.0)	(160.7)
Net Increase	(157.3)	(73.5)	(164.8)
Stockholders´Equity Under US GAAP	**2,079.3**	**2,044.0**	**2,094.9**

- Stockholders' equity resulted in $2,079.3 MM USD under US GAAP in 1Q07. Under the CNBV rules, Banco Inbursa´s stockholders´ equity stood at $2,236.6 MM USD, $157.3 MM USD more. The difference is basically explained by $159.4 MM USD add-backs coming from deferred taxes as well as deductions of $181,3 MM USD from derivatives and other adjustments of $115.3 MM USD.

BANCO INBURSA
(Commercial & Investment Banking)

Banco Inbursa posted profits of $255.9 MM Ps during 1Q07 compared with $758.3 MM Ps losses obtained in 4Q06. This result is explained by higher financial margin, higher commission income lower monetary results deductions and lower negative volatility in the fixed interest rate swap position.

As of December 2006, Demand Deposits stood at $29,233.3 MM Ps, a 14.2% increase relative to 1Q06. This result in mainly explained by the Inbursa CT account that represented 90.9% of these deposits.

Financial Margin

As of March 2007 financial margin stood at $816.8 MM Ps, a 74.9% increase compared with 4Q06, this growth is mainly explained by a reduction on interest expenses and lower monetary adjustments. Financial margin before monetary position adjustments stood at $1,086.7 MM Ps.

Market Related Income

Market related income posted profits of $203.7 MM Ps at the end of March 2006 compared with losses of $1,176.9 MM Ps during 4Q06. This result is mainly explained by the fixed rate funding swap position due to higher levels of long term interest rates observed during the first quarter of the year.

Loan Loss Reserves

Loan loss reserves increased $469.5 MM Ps during the first quarter Of 2007, reaching $9,366.1 MM Ps on accumulated basis. This amount represented 10.5 times non-performing loans.

General Expenses

General expenses grew 27.8% compared to 1Q06, this is mainly explained by growth in acquisition cost of the afore and banking products, that are included in administrative expenses.

Risk Adjusted Net Interest Income

MM Ps	1Q07	4Q06	1Q06
Interest Income	**2,431.5**	**2,385.1**	**3,064.8**
Interest on loans & securities	2,029.1	2,053.5	2,222.5
Repo's interest income	402.4	331.5	842.3
Interest Expenses	**(1,344.8)**	**(1,519.0)**	**(1,909.7)**
Interest on deposits & funding	(957.0)	(1,188.3)	(1,068.0)
Repo's interest expense	(387.7)	(330.6)	(841.7)
REPOMO	**(270.0)**	**(399.0)**	**(238.5)**
Financial Margin	**816.8**	**467.1**	**916.6**
Loan Loss Reserves (Net)	(469.5)	(356.4)	(453.8)
Risk Adjusted Net Interest Income	**347.3**	**110.7**	**462.8**

Market Related Income

MM Ps	1Q07	4Q06	1Q06
Financial Instruments Negotiable	(84.1)	42.1	(295.5)
Repos	4.2	(0.2)	0.1
Securities Purchases and Sales	(71.4)	408.7	417.1
Derivative Instruments	355.1	(1,627.6)	219.1
Total	**203.7**	**(1,176.9)**	**340.9**

Administrative and Promotion Expenses

MM Ps	1Q07	4Q06	1Q06
Personnel	35.0	34.1	27.9
Administrative Expenses	573.4	429.8	426.7
Contributions to IPAB	49.2	45.7	53.8
Depreciations and Amortizations	27.3	27.8	27.7
Administrative and Promotion Expenses	**684.9**	**537.4**	**536.1**

- ***Figures in this report are not audited. Even though they were prepared with the same accounting principles and policies used in the latest audited annual Financial Statements.***
- ***Figures must be understood and analyzed just for the quarter. The best reference to compare are the December 2006 audited Financial Statements.***
- ***All figures included in this report are in addition to the Financial Statements.***

Earnings from Subsidiaries

Earnings form subsidiaries posted $31.5 MM Ps profits in 1Q07 compared with losses of $70.1 MM Ps during the same period of the previous year. This result is mainly explained by deferred taxes creations on Sinca Inbursa's 2005 results coming from the realized gains obtained during the year after divesting part of its portfolio in promoted companies. These taxes would only be realized with a dividend payment.

Loan Portfolio and Asset Quality

Loan portfolio stood at $69,009 MM Ps at the end of March 2007, a 9.3% increase relative to March 2006. This increase was due to more credits in commercial (mainly SME´s), consumer and loans to states and municipalities during the quarter. It is worth to recall that $340.1 MM Ps of housing loan portfolio is booked in the insurance company that added to the bank loan portfolio accumulated $1,117.3 MM Ps for GFI.

Credit Cards grew 2.7 times compared to 1Q06, from 117,775 in March 2006 to 430,636 in March 2007.

Loan Portfolio in Pesos represented 72% of the total Loan Portfolio.

Loan loss reserves grew from $8,946 MM Ps in 4Q06 to $9,366 MM Ps in 1Q07, representing a 5.8%, increase and a coverage ratio to non performing loans of 10.5 times .

Banco Inbursa Selected Ratios

	1Q07	1Q06	System 4Q06
Loans / Total Assets	74.1%	70.9%	54.0%
NPL / Loan Portfolio	1.3%	0.9%	2.0%
LLR / NPL (times)	10.5	14.6	2.1

Non Performing Loans

At the end of the quarter, Non Performing loans stood at $891.5 MM Ps compared with $597.8 MM Ps, as of December 2006, a 49.1% decrease. It is worth to recall that in the commercial loans the total amount of loans are recorded as non perform on the day following of any default.

Income Statement Selected Figures

MM Ps	1Q07	4Q06	1Q06
OTHER EXPENSES / INCOME	**63.6**	**549.6**	**51.8**
Charge Offs & Other Losses	(1.6)	(7.7)	(0.7)
Recoveries	0.0	0.0	0.0
Repomo	(15.0)	263.7	(50.2)
Other Income	80.2	293.7	102.7
EARNINGS FROM SUBSIDIARIES	**31.5**	**109.5**	**(70.1)**
Sinca Inbursa	30.1	140.6	(83.6)
Siefore Inbursa	1.4	(31.1)	13.4
MONETARY POSITION RESULTS	**(285.0)**	**(324.2)**	**(188.3)**
Repomo - Margin	(270.0)	(399.0)	(238.5)
Repomo - Other expenses	(15.0)	74.9	50.2

Loan Portfolio

MM Ps	1Q07	%	4Q06	%	1Q06	%
TOTAL LOAN PORTFOLIO	**69,009**	**100%**	**65,480**	**100%**	**63,127**	**100%**
Commercial	53,132	77%	53,385	82%	54,296	86%
Financial Institutions	6,685	10%	5,739	9%	2,776	4%
Consumer	5,990	9%	4,049	6%	3,888	6%
Housing	777	1%	940	1%	818	1%
Federal Government	1,532	2%	764	1%	786	1%
Fobaproa / IPAB	0	0%	0	0%	0	0%
PAST DUE LOANS	**891**	**1.3%**	**604**	**0.9%**	**563**	**0.9%**
LOAN LOSS RESERVES	**9,366**	**14%**	**8,946**	**14%**	**8,240**	**13%**

	1Q07	4Q06	1Q06
Pesos	72%	73%	69%
USD	28%	27%	31%
Secured *	83%	84%	78%
Unsecured	17%	16%	22%

* Collateral, real guarantees and guarantors

Non Performing Loans

MM Ps	MM Ps	%
NPL December 31, 2006	**597.8**	
- Decreases in NPL	**-105.4**	**100.0%**
• Recoveries & Restructures	-78.9	74.9%
• Write Offs	-26.4	25.1%
+ Increases in NPL	**399.0**	**100.0%**
• Exchange rate effects	1.5	0.4%
• New NPL	397.4	99.6%
NPL March 31, 2007	**891.5**	

Commercial Lending

Banco Inbursa remains one of the most important bank in the Mexican system in commercial lending with a 13% market share as of March 2007. Loan portfolio remains well diversified in many sectors such as services, manufacture, transport and entertainment, among others.

Capitalization

Banco Inbursa remains a well capitalized bank with a 25.5% TIER 1 Capital ratio as of January 2007. This figure compares positively with the 15.1% ratio obtained by the market.

Value at Risk

Banco Inbursa's risk management is based on value at risk models and different methodologies such as Delta Neutral Value at risk (VAR), with different confidence levels and holding period horizons, and is complemented with stress testing analysis using hypothetical as well as historical scenarios.

The credit risk is carried out by the Credit Committee through detailed and individual analysis of each client; additionally econometric models had been implemented to evaluate the probability of default such as the anticipated loss individually and by group of risk.

The liquidity risk is measured through stress tests under low liquidity condition of the risk factors. These methodologies are supported in the suggested by Banco de Mexico in its 2019 Circular numeral M13

The value at risk results should be understood as follows: as of December 2006, under an stressed scenario (year 1998 market conditions).

Loan Portfolio Breakdown by Sector



Personal Credits 10%
Manufacture 19%
Comunications 8%
Others 9%
Entretainment & Telecom 5%
Transport 5%
Commerce 18%
Construction 5%
Financial Services 15%
Food, Restaurants & Hotels 4%
Government 2%

Capitalization Ratio

MM Ps as of March 31, 2007	1Q07	4Q06	1Q06	Mkt. Avg 1Q07
Credit Risk Assets	**68,443.6**	**58,404.2**	**62,373.2**	**1,402,182.9**
Tier 1 Capital	29.6%	35.0%	34.9%	22.8%
Net Capital	29.9%	35.4%	35.2%	24.3%
Credit & Portfolio Risk Assets	**79,417.9**	**69,236.1**	**101,233.1**	**2,119,278.4**
Tier 1 Capital	25.5%	29.6%	21.5%	15.1%
Net Capital	25.7%	29.8%	21.6%	16.1%

Value at Risk * 1Q07 (MM Ps)

KIND OF RISK	MARKET VALUE	VALUE AT RISK (1)	% VAR vs TIER 1 CAPITAL
Fixed Income	55,438	(20)	-0.10%
Equity	400	(7)	-0.03%
Derivatives	(17,530)	(196)	-0.97%
Banco Inbursa	38,307	(175)	-0.86%
TIER 1 CAPITAL (2)	20,241		

(1) Value at Risk for 1 day with a confidence level of 95% and using last twelve months information

(2) Last quarter TIER 1 CAPITAL

Loan Portfolio 1Q07 (MM Ps)

Currency	Loan Portfolio	Past Due Loans	Loan Loss Reserves	Loan Loss Reserve vs Loan Portfolio (%)	Loan Loss Resrve vs Past Due Loans (Times)
USD*	21,243.0	140.0	3,131.9	14.74%	22.4
MXP	48,030.0	751.0	5,802.4	12.08%	7.7
UDI's*	1,431.0	0.0	404.2	28.25%	N.A.
Total	**70,704.0**	**891.0**	**9,338.5**	**13.21%**	**10.48**

** Both figures, USD and UDI's are expressed in pesos*

AFORE INBURSA
(Pension Funds)

Afore Inbursa reached $297.3 MM Ps in commissions income during 1Q07, 19.5% higher than the same period previous year. This is mainly explained by the 26.4% growth on assets under management and 10.5% increase of the affiliate base. Afore Inbursa posted $63.5 MM Ps profits during the first quarter compared with $19.7 MM Ps during 1Q06.

Affiliate Base & Assets Under Management

Assets under management reached $90,366.7 MM Ps during 1Q07 a 26.4% increase relative to the same period of previous year.

Market share stood at 12.0% in 1Q07. It is worth to point out that Afore Inbursa is ranked the third in the Afore system measured by assets under management.

Affiliate base accumulated 340,032 new clients during the year, a 10.5% increase relative to 1Q06, higher transfers among the Afore system explained this result

Active workers base increased 16.9% posting an active workers/affiliate ratio of 36.7% in 1Q07 vs 39.0%, of the same period previous year.

Acquisition cost was $149.5 MM Ps compared to $158.8 MM Ps on 1Q06, 5.8% lower.

Net Income

During 1Q07, net Income posted profits of $63.5 MM Ps, 2.1 times more if compared with $20.6 MM in 4Q06. As mentioned above, higher comission income due to the affiliate base growth, explained this result.

Selected Figures

MM Ps	1Q07	4Q06	1Q06
Comission Income	297.3	222.5	248.7
General Expenses	**(205.7)**	**(182.2)**	**(215.4)**
Administrative Expenses	(15.8)	(14.7)	(18.5)
Operating Expenses	(40.3)	(32.3)	(38.0)
Promotion Expenses	(149.5)	(135.2)	(158.8)
Depreciation & Amortization	(3.0)	(3.0)	(3.0)
Operating Income	84.3	34.4	35.2
Other Income	(1.0)	1.0	(0.2)
REPOMO	(13.1)	53.8	(8.0)
Net Income	63.5	20.6	19.7
Investments	882.3	854.2	736.8
Fixed Assets	16.9	17.6	16.7
Total Assets	1,278.7	1,151.3	924.8
Stockholders' Equity	1,187.2	1,071.8	746.5

Affiliate Quality

	1Q07	4Q06	1Q06	Mkt. Share 1Q07
Affiliattes (#)	3,592,363	3,646,523	3,252,331	9.5%
Assets Under Mngmt. (MM Ps)	90,366.7	84,308.1	65,177.3	12.0%

	1Q07	4Q06	1Q06	Mkt. Avg 1Q07
Avg. Min. Wages/Affiliate	5.45	5.22	5.05	4.18
Active Workers/Affiliate	36.7%	37.4%	39.0%	37.1%


Assets Under Management
1Q05-1Q07
(MM Ps)
45,532
49,364
57,525
65,177
71,473
78,433
84,308
87,000
90,367
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07

SEGUROS INBURSA Under US GAAP
(MM USD)

Net Income

	1Q07 MM USD	4Q06 MM USD	1Q06 MM USD
Net income under CNSF GAAP	40.2	33.9	23.0
Reserves Adjustments	0.3	19.0	(0.1)
Investments Adjustments	(3.3)	(2.6)	28.4
Deferred Taxes	(1.3)	(5.7)	20.0
Deferred Acquisition Costs	0.0	0.0	(12.4)
Monetary Positions Adjustments	(12.5)	(18.8)	(9.5)
Others	(3.6)	4.0	(18.3)
Net Increase	(20.4)	(4.1)	8.1
Net Income Under US GAAP	**19.8**	**29.8**	**31.1**

- **Seguros Inbursa´s** net income reached $19.8 MM USD during 1Q07 and under US GAAP, $20.4 MM USD less than those registered under CNSF rules during the same period. This result is mainly explained by deductions coming from investment and monetary position adjustments.

Stockholders' Equity

	1Q07 MM USD	4Q06 MM USD	1Q06 MM USD
Stockholders´equity under CNSF GAAP	378.5	334.7	284.7
Adjustments on Assets	21.0	80.0	58.4
Deferred Acquisition Cost	73.8	73.9	66.5
Fixed Assets	(52.8)	(54.1)	(37.0)
Others	0.0	60.2	28.9
Reserves Adjustments	472.2	457.1	425.7
Deferred Taxes	(312.9)	(301.0)	(218.9)
Others	110.8	71.8	(1.5)
Net Increase	291.1	307.9	263.7
Stockholders´Equity Under US GAAP	**669.6**	**642.6**	**548.4**

- **Seguros Inbursa's** Stockholders' equity resulted $669.6 MM USD under US GAAP at the end of March 2007 compared with $378.5 MM USD under CNSF rules. The difference is basically explained by: $472.2 MM USD add-backs from reserves adjustments, and $21.0 MM USD from adjustments on assets, and deductions of $312.9 MM USD from deferred taxes.

SEGUROS INBURSA
(Insurance)

Segúros Inbursa´s net income stood at $434.6 MM Ps during 1Q07, 66.7% and 24.1% higher than 1Q06 and 4Q06 respectively.

Financial Information

MM Ps	1Q07	4Q06	1Q06
Direct Premiums	2,522.4	2,523.6	2,139.4
Reserves Provisions	42.0	66.4	103.2
Technical Income	267.8	218.2	289.2
Net Financial Income	457.3	775.6	163.4
Repomo	(134.7)	(195.7)	(107.3)
Net Income	434.6	350.2	260.7
Assets	23,864.7	22,753.4	21,202.3
Investments	18,382.3	17,768.0	16,521.0
Reserves	16,270.2	15,970.1	15,525.6
Stockholders' Equity	4,091.7	3,655.5	3,232.4

Combined Seguros Inbursa and Patrimonial Inbursa's total premiums grew 17.2%, this is mainly explained by 57.4% growth in P&C premiums and 21.0% and 17.3% growth in A&H and Automobile businesses respectively.

Premiums Breakdown

					Seguros + Patrimonial		
Line of business	Breakdown 3M07	Growth Rate 3M07 vs 3M06	Combined Ratio 3M07	Combined Ratio 3M06	Combined Ratio 3M07	Breakdown 3M07	Growth Rate 3M07 vs 3M06
P&C	32.2%	83.9%	73.8%	82.9%	73.3%	39.0%	57.4%
Automobile	24.7%	17.3%	99.5%	92.5%	99.5%	22.2%	17.3%
Life	31.4%	-14.2%	99.1%	96.8%	99.1%	28.2%	-14.2%
A & H	11.8%	21.0%	98.4%	103.9%	98.4%	10.6%	21.0%
Total	**100%**	**17.9%**	**97.3%**	**93.6%**	**95.3%**	**100.0%**	**17.2%**

Stockholders' equity of Seguros Inbursa grew 27%, from $3,232.4 MM Ps in 1Q07 to $4,091.7 MM Ps in 1Q06.

PENSIONES INBURSA Under US GAAP
(MM USD)

Net Income

	1Q07 MM USD	4Q06 MM USD	1Q06 MM USD
Net income under CNSF GAAP	(1.4)	1.3	20.8
Reserves Adjustments	(2.4)	(0.2)	0.2
Investments Adjustments	5.9	(57.4)	(1.7)
Deferred Taxes	2.6	(6.5)	6.8
Deferred Acquisition Costs	0.0	0.0	0.0
Monetary Positions Adjustments	0.0	23.7	12.1
Others	(7.1)	43.5	(18.8)
Net Increase	(1.0)	3.1	(1.4)
Net Income Under US GAAP	**(2.4)**	**4.4**	**19.4**

- Under USGAAP, **Pensiones Inbursa** posted losses of $2.4 MM USD, $1.0 MM USD more that the CNSF rules. This result is mainly explained by $5.9 MM USD and $2.6 MM USD add-backs in investment adjustments and deferred taxes respectively, as well as deductions of $9.5 MM USD in reserves and other adjustments.

Stockholders' Equity

	1Q07 MM USD	4Q06 MM USD	1Q06 MM USD
Stockholders´equity under CNSF GAAP	285.6	284.0	252.2
Investments Adjustments	(65.5)	(71.1)	141.2
Reserves Adjustments	200.1	176.7	172.7
Deferred Taxes	(74.8)	(75.2)	(98.7)
Others	34.4	76.9	(107.3)
Net Increase	94.1	107.3	107.9
Stockholders´Equity Under US GAAP	**379.7**	**391.3**	**360.1**

- **Pensiones Inbursa's** Stockholders' equity resulted $379.7 MM USD under US GAAP in 1Q07 compared with $285.6 MM USD under CNSF rules. The difference is basically explained by: $200.1 MM USD and $34.4 MM USD add-backs from reserves and other adjustments respectively and deductions of $65.5 MM USD and $74.8 MM USD from investments adjustments and deferred taxes.

PENSIONES INBURSA
(Annuities)

Pensiones Inbursa´s net income posted losses of $15.1 MM Ps in 1Q06. This result is explained by losses coming from derivative positions in its subsidiary Promotora Inbursa.

Selected Financial Information

MM Ps	1Q07	4Q06	1Q06
Direct Premiums	2.6	14.1	116.7
Reserves Provisions	(39.2)	(12.6)	84.8
Acquisition cost	0.1	(1.5)	7.8
Technical Income	(150.9)	(165.7)	(177.0)
Net Financial Income	298.7	299.8	305.2
Repomo	(163.2)	(247.4)	(137.7)
Income from Subs.*	(121.2)	(93.7)	146.9
Net Income	(15.1)	(1.7)	236.1
Assets	17,218.5	17,253.3	17,175.3
Investments	17,073.3	17,135.7	17,153.8
Reserves	13,969.3	14,021.5	14,269.0
Stockholders' Equity	3,087.3	3,102.0	2,863.3

** Promotora Inbursa*

- Stockholders´equity reached $3,087.3 MM Ps during 1Q07 compared to $2,863.3 MM Ps in 1Q06.

OPERADORA INBURSA
(Mutual Funds)

Funds under management stood at $ 40,311.2 MM Ps at the end of March 2007, compared with $37,773.9 MM Ps in December 2006, a 5.6% increase.

Funds Under Management
March, 2007



Dinbur
$5.0 bn Ps
Fixed income 100%
Equity 0%
Fonibur
$11.5 bn Ps
Equity 66%
Fixed income 34%
IGlobal
$6.7 bn Ps
Fixed income 47%
Equity 53%
Fondo Inbursa
$7.3 bn Ps
Fixed income 37%
Equity 63%
Inburex
$9.5 bn Ps
Equity 0%
Fixed income 100%

Mutual Funds
(March, 2007)

FUND	PORTFOLIO	ASSETS (MM Ps)	ANUALIZED RETURN	ANUALIZED RETURN MKT AVG.	ANUALIZED RETURN MSE
DINBUR	Fixed Income	4,969.6	6.16%	4.64%	
INBUREX	Fixed Income	9,499.1	7.04%	6.15%	
INBURSA	Stock's, Bonds $ M.M.	7,317.6	26.81%	28.52%	
FONIBUR	Stock's, Bonds $ M.M.	11,504.5	26.82%	28.52%	47.90%
IGLOBAL	Stock's, Bonds $ M.M.	6,685.4	36.86%	28.52%	

* MSE= Mexican Stock Exchange

INVERSORA BURSATIL
(Brokerage House)

Inversora Bursatil posted profits of $188.4 MM Ps during 1Q07, 3.7 times higher than $39.8 MM Ps obtained in 1Q06. This result was mainly explained by more volume operated in the Mexican Stock Exchange

Select Figures

MM Ps.	1Q07	4Q06	1Q06
Operating Margin	259.4	285.9	52.9
Interest Income	1,215.0	492.9	1,012.9
Net Income	188.4	210.3	39.8
Total Assets	2,575.1	2,370.5	2,006.6
Investment Portfolio	2,195.6	1,940.1	1,519.4
Stockholders' Equity	2,221.3	2,028.9	1,559.5
Assets in Custody	1,403,584.1	1,431,314.3	1,072,052.2

FIANZAS GUARDIANA INBURSA
(Bonds)

Direct premiums reached $175.5 MM Ps at the end of 1Q07, that represents a 39.5% and 19.6% increased if compared with 1Q06 and 4Q06 respectively. Stockholders´ equity grew 42.4% if compared with the same period previous year.

Select Figures

MM Ps	1Q07	4Q06	1Q06
Direct Premiums	175.5	146.7	125.8
Technical Income	30.0	67.8	39.1
Earnings From Investments	2.6	3.1	4.1
Monetary Position	(11.8)	(16.9)	(7.4)
Net Income	29.7	76.5	112.2
Total Assets	1,673.0	1,580.9	1,285.4
Investments	1,341.2	1,256.4	1,080.0
Reserves	232.5	221.2	220.0
Stockholders' Equity	1,131.3	1,101.6	900.9

APPENDIX
Banco Inbursa

CAPITALIZATION

(Constant MM Ps as of January 31, 2007)

	TIER 1 CAPITAL	**20,931**	
STOCKHOLDERS' EQUITY			24,897
SUBORDINATED DEBT & CAPITALIZATION INSTRUMENTS			
LESS:	INVESMENT IN SUBORDINATED DEBT		
	INVESTMENTS IN FINANCIAL INSTITUTIONS		2,701
	INVESTMENTS IN NON-FINANCIAL INSTITUTIONS		942
	FINANCING GRANTED FOR THE AQUISITION OF SHARES OF THE BANK OR OTHER GROUP SUBSIDIARIES		
	EXCESS ON DEFERRED TAXES		
	RESTRUCTURING CHARGES & OTHER INTANGIBLES		323
	PREVENTIVE RESERVES PENDING TO BE CONSTITUITED AND CONSTITUITED		
	OTHER ASSETS		
	TIER 2 CAPITAL	**182**	
CAPITALIZATION INSTRUMENTS			
GENERAL PREVENTIVE RESERVES			182
SUBORDINATED DEBT			
	TIER 1 & 2 CAPITAL	**21,113**	

RISK - WEIGHTED ASSETS

MARKET RISK - WEIGHTED ASSETS	RISK WEIGHTED ASSETS	REQUIRED CAPITAL
PESO NOMINAL INTEREST RATE OPERATIONS	4,127	330
PESO OR UDI REAL INTEREST RATE OPERATIONS	2,445	196
FOREIGN CURRENCY NOMINAL INTEREST RATE	1,510	121
POSITION IN UDIS OR WITH A RETURN INDEXED TO INFLATION	8	1
POSITIONS IN FOREIGN CURRENCY OR INDEXED TO THE FX RATE	1,854	148
POSITIONS IN SHARES OR INDEXED TO THE PRICE OF SECURITIES	902	72
TOTAL	**10,846**	**868**

CREDIT RISK - WEIGHTED ASSETS	RISK WEIGHTED ASSETS	REQUIRED CAPITAL
GROUP I (RISK WEIGHT 0 %)		
GROUP II (RISK WEIGHT 20 %)	591	47
GROUP III (RISK WEIGHT 100 %)	68,624	5,490
SUB-TOTAL	**69,215**	**5,537**
CAPITAL REQUIREMENTS ON: PERMANENT EQUITY, FURNITURE & EQUIPMENT, PREPAYMENTS AND DEFERRED CHARGES	1,234	99
TOTAL	**70,449**	**5,636**

INVESTMENT IN SECURITIES March 31, 2007 *(Constant 000's Pesos as of March 31, 2007)*	
TRADING PORTFOLIO	**6,082,754**
Securities	264,338
Government Securities	5,210,772
Bankers' Acceptances	607,644
SECURITIES HELD FOR SALE	**0**
Government Securities	0
SECURITIES HOLD TO MATURITY	**1,599,881**
Credit Link	1,599,881
Mexican Government Securities	

REPURCHASE PORTFOLIO March 31, 2007 *(Constant 000's Pesos as of March 31, 2007)*	
REPURCHASE AGREEMENTS	**-1,743**
Cetes	102
Bondes	-1,845
Bankers' Acceptances	0
RESELL AGREEMENTS	**-6,115**
Cetes	102
Bondes	-6,217
Bankers' Acceptances	

DEFERRED TAXES March 31, 2007 *(Constant 000's Pesos as of March 31, 2007)*	
TOTAL DEFERRED TAXES	**476,877**
Negotiable Financial Instruments	8,908
Stocks	25,669
Promotora's good will amortization	-1,261
Sinca's good will amortization	-6,712
UMS over price amortization	0
Buy-sell portfolio over price amort.	90,627
Forwards	279,086
Swaps	80,560

LOAN PORTFOLIO
(Constant MM Pesos as of March 31, 2007)

	1Q07 PERFORMING LOANS	1Q07 NON PERFORMING LOANS
Commercial	53,124	568
Interbank	6,685	
Consumer	5,990	239
Mortgages	777	84
Government	1,532	
Fobaproa Bonds		
Total	**68,108**	**891**

LOAN PORTFOLIO	1Q07
Total Loan Portfolio	68,999
Loan Loss Reserves	9,366
TOTAL LOAN PORTFOLIO (NET)	**59,633**

LOAN PORTFOLIO BREAKDOWN BY CURRENCY	PESOS	UDI´s	USD	TOTAL BANK
PERFORMING LOANS				
Commercial	33,562	1,264	18,298	**53,124**
Interbank	6,155		530	**6,685**
Consumer	5,797	162	31	**5,990**
Mortgages	772	5		**777**
Government	757		775	**1,532**
Fobaproa Bonds				-
Total Performing Loans	**47,043**	**1,431**	**19,634**	**68,108**
NON PERFORMING LOANS				
Commercial	473		95	**568**
Interbank				**0**
Consumer	194		45	**239**
Mortgages	84			**84**
Total Non Permorming Loans	**751**	**0**	**140**	**891**

INBURSA: ALLOWANCE FOR LOAN LOSS RESERVES	
Loan Loss Reserves at December 31, 2006 (constant million pesos as of March 31, 2007)	**8,962**
• Adjustment for inflation Dec ´06 - Mar ´07	-106
Loan Loss Reserves at December, 2006 (million nominal pesos)	**8,856**
+ Provisions recorded during the period	416
+ Currency valuation & other	94
Loan Loss Reserves at March 31, 2007	**9,366**

The risk rating of the lines of credit and the necessary preventive reserves are calculated according to the standard process established in the circular 1480 of the national banking and securities commission (CNBV) dated September 29, 2000

LOAN PORTFOLIO RATINGS
(Constant MM Pesos as of March 31, 2007)

	Loan Subject to Clasification	Loan Loss Reserves
LOAN PORTFOLIO	**71,595.2**	**9,366.1**
Commercial Loans	**56,287.1**	**7,923.3**
Risk "A"	21,935.4	138.0
Risk "B"	28,781.3	3,432.2
Risk "C"	1,825.4	648.9
Risk "D"	96.2	57.7
Risk "E"	3,648.8	3,638.7
Except Federal Government Past Due Interest		7.8
Interbank Loans	**6,685.5**	**874.3**
Risk "A"	2,152.0	14.9
Risk "B"	3,867.9	193.8
Risk "C"		
Risk "D"		
Risk "E"	665.6	665.6
Mortgages Loans	**861.1**	**45.6**
Risk "A"	670.7	2.3
Risk "B"	86.5	1.5
Risk "C"	25.9	1.4
Risk "D"	34.1	9.6
Risk "E"	43.9	30.7
Consumer Loans	**6,229.5**	**313.2**
Risk "A"	5,476.8	27.4
Risk "B"	435.8	43.6
Risk "C"	72.0	32.4
Risk "D"	144.8	111.6
Risk "E"	100.1	98.2
Federal Government Loans	**1,532.0**	**189.9**
Risk "A"		
Risk "B"	1,532.0	189.9
Risk "C"		
Risk "D"		
Risk "E"		
Aditional Reserves		**19.8**

	PORTFOLIO			REQUIRED RESERVES	
Risk	**% of risk**	**Notional**		**% in provision**	**Notional**
A	42.2%	30.235		0% - 0.99%	182
B	48.5%	34,704		1% - 19.99%	3.861
C	2.7%	1,923		20% - 59.99%	683
D	0.4%	275		60% - 89.99%	179
E	6.2%	4,458		90% - 100%	4,433
Subtotal	**100%**	**71,595**			**9,338**
Plus:			**Plus:**		
Non-Classified portfolio	-	-	Aditional estimates		28
Plus:					
Exceptued portfolio	0.0%	0			
Total Credit Portfolio	**100%**	**71,595**	**Total Reserves**		**9,366**

NOTES:

1.- ACCOUNTING INFORMATION RELATIVE TO THE LOAN CLASSIFICATION OF THE PORTFOLIO FOR THE QUARTER ENDING MARCH 31 2007, WITH A RISK EXPOSURE RATE OF THE PORTFOLIO BASED UPON THE RATINGS GRANTED AS OF MARCH 31, 2006 THIS PROCEDURE FOLLOWS THE GUIDE LINES OF THE CNBV.

2.- IN ACCORDANCE WITH LOAN CLASSIFICATION RULES, THE INSTITUTION IS OBLIGED TO GRADE INDIVIDUALLY AT LEAST 80% OF ITS LOAN PORTFOLIO SUBJECT TO RATING.

3.- BASE LOAN PORTFOLIO CLASSIFIED INCLUDES CONTINGENT OPERATIONS SHOWN IN ITS CORRESPOPNDING GROUP FOR MEMORANDOM ACCOUNTS AT THE END OF THE CONSOLIDATED BALANCE SHEET REPORTED ON MARCH, 2007.

4.- IN ACCORDANCE WITH THE REGULATION 1460, PREVENTIVE RESERVES INCLUDES THE MORTGAGE PORTFOLIO PROVISIONS AS OF MARCH 31 2007 FOR $2 $2 $1 $10 AND $31 THAT CORRESPONDS TO RISKS "A", "B", "C", "D" AND "E", RESPECTIVELY.

5.- IN ACCORDANCE WITH THE REGULATION 1488, PREVENTIVE RESERVES INCLUDES THE PAST DUE LOANS INTEREST PROVISIONS FOR $8

6.- IN ACCORDANCE WITH THE REGULATION 1493, PREVENTIVE RESERVES INCLUDES THE CONSUMER PORTFOLIO PROVISIONS AS OF MARCH 2007 FOR $27 $43 $32 $111 AND $98 THAT CORRESPONDS TO RISKS "A", "B", "C", "D" AND "E", RESPECTIVELY.

7.- PREVENTIVE RESERVES INCLUDES $19 THAT CORRESPONDS TO ADITIONAL RESERVES FOR OPERATIONAL RISKS.

8.- THE OUTCOME OF THIS CREDIT RISK RATING IS INCLUDED IN THE CONSOLIDATED BALANCE SHEET REPORTED AS OF MARCH 31, 2007.

MATURITY	TOTAL
1 to 7 days	2,298
8 days to 1 month	
1 to 3 months	809,205
3 to 6 months	
6 to 9 months	
9 months to 1 year	4,712
1 to 2 years	674,183
2 to 3 years	
3 to 4 years	
4 to 5 years	
5 to 7 years	
7 to 9 years	
more than 9	
TOTAL	**1,490,398**

US GAAP
Financial Statements

GRUPO FINANCIERO INBURSA
Consolidated Income Statement
US GAAP
(MM USD)

	4Q05	1Q06	2Q06	3Q06	4Q06	1Q07
Interest Income	425.9	309.5	288.0	237.5	224.1	375.0
Interest Expense	276.2	154.6	149.1	113.9	87.9	228.7
FINANCIAL MARGIN	**149.7**	**155.0**	**138.8**	**123.6**	**136.2**	**146.2**
Loan Loss Provisions	14.0	42.7	30.5	32.8	31.7	42.3
RISK ADJUSTED NET INTEREST INCOME	**135.7**	**112.2**	**108.3**	**90.8**	**104.5**	**103.9**
Premiums	184.5	182.8	202.6	206.1	204.4	197.5
Comissions & Tariffs	39.0	45.5	39.2	49.7	36.6	45.6
Market-Related Income	(37.9)	114.6	64.5	(17.7)	(83.1)	55.5
TOTAL OPERATING INCOME	**321.2**	**455.0**	**414.6**	**328.9**	**262.4**	**402.5**
Aquisiton Cost	26.7	34.4	35.7	37.6	34.3	35.4
Contrctual obligatios & other net Cost	148.1	131.6	149.8	149.4	151.6	151.5
Policies dividends	2.7	3.6	5.5	1.8	3.0	3.1
Other Insurance & Bond reserves	2.4	2.6	2.0	4.5	2.7	2.4
Administrative Expenses	79.6	84.7	81.0	74.6	83.5	69.6
OPERATING INCOME	**61.8**	**198.1**	**140.7**	**61.0**	**(12.6)**	**140.5**
Other Expenses (Products)	(0.3)	0.3	(2.6)	1.4	6.9	14.1
NET INCOME BEFORES TAXES	**62.1**	**197.8**	**143.3**	**59.5**	**(19.5)**	**126.4**
Incurred Income Tax	(30.2)	47.1	37.3	16.8	(17.7)	19.4
Deferred Income Tax	(50.0)	(0.9)	14.8	26.5	(40.0)	17.8
NET INCOME BEFORE SUBSIDIARIES	**142.4**	**151.6**	**91.2**	**16.2**	**38.2**	**89.2**
Participated net income from subs.	17.1	(5.6)	1.2	7.1	15.3	5.5
RESULTS FROM CONTINUED OPERATION	**159.5**	**146.0**	**92.4**	**23.3**	**53.5**	**94.7**
NET INCOME	**159.5**	**146.0**	**92.4**	**23.3**	**53.5**	**94.7**
MINORITY INTEREST	**(2.3)**	**1.7**	**(1.9)**	**0.3**	**0.9**	**(2.1)**

GRUPO FINANCIERO INBURSA
Consolidated Balance Sheet
US GAAP
(MM USD)

ASSETS	Dic-05	Mar-06	Jun-06	Sep-06	Dic-06	Mar-07
Cash & due from Banks	**1,200.0**	**778.9**	**1,141.4**	**1,143.2**	**850.6**	**1,166.3**
Financial Instruments	**3,769.8**	**4,154.6**	**3,642.3**	**4,056.4**	**3,902.6**	**4,025.8**
Negotiable	1,508.7	1,903.6	1,601.4	1,950.3	1,758.4	2,044.8
For Sale	730.8	713.0	521.2	439.3	641.1	541.2
Held to Maturity	1,530.3	1,538.0	1,519.6	1,666.8	1,503.1	1,439.7
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0
Investments in Real State for Leasing	**11.6**	**11.2**	**10.7**	**10.8**	**10.8**	**10.5**
Repos & Derivatives	**252.6**	**280.3**	**347.0**	**395.2**	**25.5**	**3.7**
Repo Operations	14.0	22.4	14.5	3.2	10.0	4.9
Securities to be received in credit Operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	238.6	257.9	332.5	392.0	15.5	(1.2)
LOANS	**4,984.8**	**5,340.3**	**4,790.4**	**5,124.1**	**5,775.5**	**5,964.9**
Commercial	4,479.6	4,611.9	4,066.9	4,388.2	4,723.3	4,606.6
Interbank	102.0	244.5	243.5	217.9	525.5	606.0
Consumer	322.4	342.5	344.3	369.4	370.7	543.0
Housing	80.7	72.1	68.6	79.8	86.1	70.4
Federal Government	0.0	69.2	67.1	68.8	69.9	138.9
FOBAPROA/IPAB	0.0	0.0	0.0	0.0	0.0	0.0
PAST-DUE LOANS	**41.0**	**49.6**	**63.0**	**63.5**	**55.3**	**80.8**
TOTAL GROSS LOANS	**5,025.7**	**5,389.8**	**4,853.4**	**5,187.6**	**5,830.8**	**6,045.7**
Loan Loss Reserves	700.6	725.9	740.0	781.9	819.1	849.0
TOTAL NET LOANS	**4,325.1**	**4,664.0**	**4,113.5**	**4,405.6**	**5,011.6**	**5,196.7**
Receivables,Sundry Debtors & Adv. Payments	712.3	906.5	1,124.5	870.9	612.1	1,075.7
Fixed Assets (net)	121.4	118.4	117.0	121.5	151.9	194.6
Repossessed Assets	2.4	4.1	4.0	4.8	4.9	4.5
Permanent Equity Investments	330.7	326.0	332.8	332.0	582.2	577.1
Deferred Taxes (net)	0.0	0.1	0.0	0.0	0.4	0.4
Other assets,deferred charges & intangible	243.6	269.1	252.1	289.2	282.5	295.5
TOTAL ASSETS	**10,969.6**	**11,513.2**	**11,085.4**	**11,629.5**	**11,435.2**	**12,550.9**

LIABILITIES	Dic-05	Mar-06	Jun-06	Sep-06	Dic-06	Mar-07
DEPOSITS	**4,290.7**	**4,629.9**	**3,700.2**	**4,335.0**	**4,511.4**	**4,963.3**
Demand Deposits	2,211.0	2,332.7	2,239.8	2,365.9	2,503.9	2,636.8
Time Deposits	154.2	2,297.2	1,460.4	1,969.2	2,007.5	2,326.5
Bank Bonds	0.0	0.0	0.0	0.0	0.0	0.0
MTN´ s	1,925.5	0.0	0.0	0.0	0.0	0.0
Contingency claim & Premium Reserves	**2,073.0**	**2,033.6**	**2,009.8**	**2,040.2**	**2,122.3**	**2,137.6**
INTERBANK LOANS & OTHER	172.8	246.6	101.3	120.3	84.2	(20.4)
REPO & DERIVATIVES OPERATIONS	**9.1**	**22.4**	**14.6**	**2.8**	**10.0**	**4.5**
Repo Operations	9.1	22.4	14.6	2.8	10.0	4.5
Credit related operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	0.0	0.0	0.0	0.0	0.0	0.0
OTHER ACCOUNTS PAYABLE	**568.2**	**693.9**	**1,457.1**	**1,200.6**	**624.0**	**1,308.2**
Income tax & Employee profit sharing	69.1	60.2	87.0	109.6	68.6	77.8
Other accounts payable	499.1	633.7	1,370.1	1,091.0	555.4	1,230.5
DEFERRED TAXES	620.1	596.5	592.5	631.0	615.4	619.5
DEFERRED CREDITS	0.1	0.1	0.1	0.1	0.1	0.1
TOTAL LIABILITIES	**7,734.0**	**8,223.0**	**7,875.6**	**8,330.1**	**7,967.4**	**9,012.9**
STOCKHOLDERS´ EQUITY						
SUSCRIBED CAPITAL	**963.9**	**963.9**	**963.9**	**963.9**	**963.9**	**963.9**
Paid-in Capital	963.9	963.9	963.9	963.9	963.9	963.9
EARNED CAPITAL	**2,256.1**	**2,309.4**	**2,228.2**	**2,317.4**	**2,487.5**	**2,559.3**
Retained Earnings	1,932.8	1,724.6	1,705.2	1,995.9	2,510.2	2,524.9
Adjusments for changes in Accounting Principles	(91.6)	438.8	284.7	321.5	(22.6)	34.4
Net Income of the period	414.9	146.0	238.4	0.0	0.0	0.0
Minority Interest	15.6	16.9	17.7	18.1	16.4	14.8
TOTAL STOCKHOLDERS´ EQUITY	**3,235.6**	**3,290.2**	**3,209.8**	**3,299.4**	**3,467.8**	**3,538.0**
LIABILITIES & STOCKHOLDERS' EQUITY	**10,969.6**	**11,513.2**	**11,085.4**	**11,629.5**	**11,435.2**	**12,550.9**

BANCO INBURSA
Consolidated Income Statement
US GAAP
(MM USD)

	4Q05	1Q06	2Q06	3Q06	4Q06	1Q07
Interest Income	260.7	188.0	160.0	162.6	184.7	178.9
Interest Expense	146.1	83.4	77.3	75.5	94.6	82.3
Financial Margin	**114.6**	**104.6**	**82.7**	**87.2**	**90.2**	**96.6**
Loan Loss Provisions	14.0	42.7	30.5	32.8	31.7	42.3
Risk Adjusted Net Interest Income	**100.6**	**61.9**	**52.2**	**54.3**	**58.4**	**54.3**
Comissions and Fees	17.3	35.4	35.7	42.5	27.4	36.5
Market-Related Income	(43.7)	27.8	31.2	(58.7)	(108.4)	17.7
Operating Revenues	**74.2**	**125.1**	**119.1**	**38.1**	**(22.5)**	**108.5**
Non-Interest Expense	41.0	39.1	46.5	40.6	41.4	47.9
Operating Income	**33.2**	**86.1**	**72.6**	**(2.5)**	**(63.9)**	**60.6**
Other Income (Expenses)	0.0	0.0	0.0	0.0	0.0	0.0
Earnings Before Taxes	**33.2**	**86.1**	**72.6**	**(2.5)**	**(63.9)**	**60.6**
Incurred Income Tax & Profit Sharing	(43.9)	21.9	15.9	11.3	(1.6)	8.0
Deferred Income Tax	(28.3)	(17.7)	14.3	9.3	(31.6)	3.0
Net Income before Subsidiaries' Net Income	**105.4**	**81.9**	**42.4**	**(23.2)**	**(30.7)**	**49.6**
Subsidiaries' Net Income	14.4	(6.2)	2.9	4.0	9.6	2.8
Continous Operations' Net Income	**119.8**	**75.6**	**45.3**	**(19.2)**	**(21.1)**	**52.5**
Discontinued Operations & Extraordinary Items	0.0	0.0	0.0	0.0	0.0	0.0
Minority Interest	0.2	(0.1)	(0.0)	(0.4)	(0.2)	(0.4)
Net Income	**120.0**	**75.5**	**45.2**	**(19.6)**	**(21.3)**	**52.1**

BANCO INBURSA
Consolidated Income Statement
US GAAP
(MM USD)

ASSETS	Dic-05	Mar-06	Jun-06	Sep-06	Dic-06	Mar-07
Cash & Due From Banks	**1,208.1**	**783.5**	**1,145.5**	**1,152.1**	**860.9**	**1,183.0**
Financial Instruments	**643.6**	**958.3**	**556.1**	**801.5**	**697.9**	**733.7**
Negotiable	339.3	667.8	271.5	524.7	550.1	604.4
For Sale	0.0	0.0	0.0	0.0	0.0	0.0
Held to Maturity	304.3	290.5	284.6	276.9	147.9	129.3
Repos & Derivatives	**247.7**	**261.5**	**335.5**	**394.3**	**17.7**	**0.7**
Repo Operations	4.9	0.0	0.0	0.0	0.0	0.4
Derivatives	242.8	261.5	335.5	394.3	17.7	0.3
Guarantee Instruments	0.0	0.0	0.0	0.0	0.0	0.0
LOANS	**5,185.7**	**5,511.4**	**4,889.0**	**5,250.1**	**5,940.3**	**6,174.4**
Commercial	4,680.5	4,783.0	4,165.5	4,514.2	4,888.1	4,816.1
Interbank	102.0	244.5	243.5	217.9	525.5	606.0
Consumer	322.4	342.5	344.3	369.4	370.7	543.0
Housing	80.7	72.1	68.6	79.8	86.1	70.4
Federal Government	0.0	69.2	67.1	68.8	69.9	138.9
FOBAPROA	0.0	0.0	0.0	0.0	0.0	0.0
Past-Due Loans	**41.0**	**49.6**	**63.0**	**63.5**	**55.3**	**80.8**
Total Gross Loans	**5,226.7**	**5,561.0**	**4,952.0**	**5,313.5**	**5,995.6**	**6,255.2**
Preventive Provision for Credit Risks	**700.6**	**725.8**	**739.9**	**781.9**	**819.1**	**849.0**
Total Net Loans	**4,526.1**	**4,835.1**	**4,212.1**	**4,531.6**	**5,176.5**	**5,406.2**
Receivables & Sundry Debtors	159.1	429.0	630.8	402.3	73.1	523.0
Fixed Assets (net)	36.7	38.5	38.1	39.1	40.5	40.2
Repossessed Property	2.4	4.1	4.0	4.8	4.9	4.5
Permanent Equity Investments	274.7	270.8	270.9	268.1	298.9	304.7
Deferred taxes (net)	0.0	0.0	0.0	0.0	0.0	0.0
Other assets,deferred charges & intangible	46.6	84.3	53.8	49.7	48.4	49.9
TOTAL ASSETS	**7,145.0**	**7,665.2**	**7,246.7**	**7,643.6**	**7,218.8**	**8,245.9**

LIABILITIES	Dic-05	Mar-06	Jun-06	Sep-06	Dic-06	Mar-07
Deposits	**4,349.7**	**4,648.8**	**3,704.8**	**4,344.0**	**4,529.2**	**4,977.1**
Demand Deposits	2,269.5	2,350.8	2,244.1	2,374.7	2,521.3	2,650.0
Time Deposits	154.2	134.1	89.3	91.7	123.6	113.9
Bank Bonds	0.0	0.0	0.0	4.6	9.0	8.5
MTN' s	1,926.0	2,163.9	1,371.3	1,873.0	1,875.3	2,204.7
Interbank Loans & Other	201.1	225.0	181.2	142.2	231.3	135.1
Repo Operations	0.0	0.0	0.2	0.0	0.0	0.0
Trading Options	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	0.0	0.0	0.0	0.0	0.0	0.0
Other Accounts Payable	256.8	450.5	1,079.4	853.9	169.5	822.8
Income Tax & Employee Profit Sharing	25.9	20.3	33.2	42.8	25.3	24.7
Deferred Taxes	248.3	225.7	231.6	247.4	219.4	206.8
Deferred Credits	0.1	0.1	0.1	0.1	0.1	0.1
TOTAL LIABILITIES	**5,081.9**	**5,570.4**	**5,230.4**	**5,630.4**	**5,174.8**	**6,166.6**
STOCKHOLDERS' EQUITY						
SUSCRIBED CAPITAL	**987.1**	**987.1**	**987.1**	**987.1**	**987.1**	**987.1**
Paid-in Capital	987.1	987.1	987.1	987.1	987.1	987.1
Share subscription premium	0.0	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	**1,076.0**	**1,107.7**	**1,029.3**	**1,026.0**	**1,056.9**	**1,092.2**
Capital Reserves	242.8	242.8	242.8	242.8	242.8	242.8
Retained Earnings	1,126.0	1,126.0	1,126.0	1,126.0	1,126.0	1,134.6
Adjustment for Changes on Accounting Principles	(488.9)	(340.5)	(464.7)	(449.4)	(397.5)	(343.6)
Net income of the period	192.2	75.5	120.7	101.1	79.8	52.1
Minority Interest	3.8	3.8	4.3	5.4	5.7	6.3
Total Stockholders' Equity	**2,063.1**	**2,094.9**	**2,016.4**	**2,013.2**	**2,044.0**	**2,079.3**
LIABILITIES & STOCKHOLDERS' EQUITY	**7,145.0**	**7,665.2**	**7,246.7**	**7,643.6**	**7,218.8**	**8,245.9**

SEGUROS INBURSA
Income Statement
US GAAP
(MM USD)

	4Q05	1Q06	2Q06	3Q06	4Q06	1Q07
Revenue	**198.2**	**231.7**	**180.0**	**255.7**	**219.6**	**219.4**
Premiums	180.2	177.8	136.3	248.6	200.0	193.2
Investments Net.	17.9	53.9	43.7	7.1	19.6	26.2
Expenses and Claims	**177.8**	**174.8**	**155.2**	**229.7**	**200.8**	**188.3**
Claims and Other Contractual Obligations	123.4	107.0	119.8	135.8	125.5	125.5
Acquisition Cost	27.0	34.4	10.1	63.2	36.0	36.3
Policies Dividends	2.7	3.6	5.5	1.8	3.0	3.1
Other Reserves Increase	0.0	0.0	0.0	0.0	0.0	0.0
Operating Expenses	24.7	29.8	19.9	28.9	36.4	23.4
Income Before Subsidiaries Results	**20.4**	**57.0**	**24.7**	**26.0**	**18.8**	**31.1**
Subsidiaries Result	(0.6)	(0.1)	0.1	0.0	0.0	0.0
Income Before Taxes	**19.8**	**56.9**	**24.8**	**26.0**	**18.8**	**31.1**
Income tax	10.1	13.2	0.4	4.6	(5.8)	4.2
Deferred Income tax	(7.1)	12.5	1.8	9.6	(5.2)	7.2
Net income	**16.8**	**31.1**	**22.6**	**11.8**	**29.8**	**19.8**

SEGUROS INBURSA
Balance Sheet
US GAAP
(MM USD)

ASSETS	Dic-05	Mar-06	Jun-06	Sep-06	Dic-06	Mar-07
Investments	**1,330.6**	**1,377.2**	**1,419.7**	**1,451.5**	**1,536.1**	**1,574.4**
Financing operation investments	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Investments	**728.5**	**757.4**	**946.4**	**971.4**	**707.9**	**910.7**
Fixed Income	728.5	757.4	946.4	971.4	707.9	910.7
Equity	0.0	0.0	0.0	0.0	0.0	0.0
Investements for Sale	**521.5**	**540.0**	**392.5**	**307.9**	**533.1**	**383.6**
Fixed Income	317.8	373.7	221.7	103.7	243.6	61.6
Equity	203.7	166.3	170.8	204.3	289.5	322.0
Held to Maturity Investments	0.0	0.0	0.0	91.0	214.7	202.0
Investments on Real Estate for Leasing	11.6	11.2	10.7	10.8	10.8	10.5
Investments on Subsidiaries	10.9	10.9	11.7	11.0	9.2	8.5
Loans on policies	58.1	57.7	58.4	59.5	60.4	59.1
Cash	48.3	11.5	(2.9)	(1.6)	2.8	(6.6)
Interest Debtors	0.9	1.6	1.0	2.8	2.6	3.9
Premium debtors & Receivable	224.1	200.2	199.2	191.0	235.7	256.1
Reinsurers and receivable	**179.2**	**135.9**	**148.5**	**138.2**	**160.0**	**170.8**
Benefitts and claims	122.7	80.7	78.8	70.1	84.8	90.7
Policies reserves	56.5	55.2	69.8	68.1	75.1	80.1
Deferred Aquisition cost	68.3	66.5	67.8	70.3	73.9	73.8
Fixed Assets, net	48.4	47.3	47.3	49.9	54.1	52.8
Other assets	89.5	86.0	81.3	84.9	98.3	102.9
Total assets	**1,989.2**	**1,926.2**	**1,962.0**	**1,987.1**	**2,163.4**	**2,228.2**

LIABILITIES	Dic-05	Mar-06	Jun-06	Sep-06	Dic-06	Mar-07
Technical reserves	**973.4**	**942.3**	**958.8**	**953.1**	**1,005.2**	**1,032.7**
Unearned premium reserve, claims pending for paid, life & hea	400.6	414.3	410.2	407.8	393.8	392.6
Pending claims reserve, accidents & casualties and health	220.7	183.7	184.9	183.8	207.1	225.7
Other insurances fund	73.5	73.2	75.3	77.0	81.3	80.3
Unearned premiums reserve of accident & casualty, and healtl	278.7	271.2	288.4	284.5	323.1	334.1
Other reserves	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurances payable	**57.4**	**27.1**	**45.1**	**29.9**	**44.6**	**41.8**
Retained deposits	0.1	0.1	0.1	0.1	0.1	0.1
Reinsurance premiums and payable	57.4	27.0	45.0	29.9	44.5	41.7
Deferred taxes	263.8	262.4	263.0	278.4	301.0	312.9
Income tax & profit sharing	16.1	20.9	19.1	25.0	18.5	23.9
Value Added Tax	29.3	25.5	26.0	21.5	28.7	27.8
Other labilities	105.3	99.6	102.4	113.4	122.7	119.6
Total liabilities	**1,445.3**	**1,377.8**	**1,414.4**	**1,421.3**	**1,520.8**	**1,558.6**
STOCKHOLDERS´ EQUITY						
Paid in capital	52.1	52.1	52.1	52.1	52.1	52.1
Other reserves	91.4	73.8	75.3	85.3	126.4	142.5
Net Income	82.3	31.1	53.7	65.5	95.3	19.8
Retained earnings	342.9	410.3	393.3	380.1	379.9	474.4
Acummulated Deferred Taxes	(112.7)	(112.7)	(112.7)	(112.7)	(112.7)	(112.7)
Adjustments for Changes in Accounting Principles	28.6	34.5	26.6	36.1	42.3	34.2
Gain on valuation of real estate	59.3	59.3	59.3	59.3	59.3	59.3
Total stockholders equity	**543.9**	**548.4**	**547.6**	**565.7**	**642.6**	**669.6**
Total liabilities and stockholders equity	**1,989.2**	**1,926.2**	**1,962.0**	**1,987.1**	**2,163.4**	**2,228.2**

PENSIONES INBURSA
Income Statement
(MM USD)

	4Q05	1Q06	2Q06	3Q06	4Q06	1Q07
Revenue	**3.3**	**51.7**	**44.6**	**26.4**	**1.1**	**19.0**
Premiums	(6.0)	(4.7)	9.2	(5.6)	(12.7)	(5.8)
Investments Net.	9.3	56.4	35.4	32.0	13.8	24.8
Expenses and Claims	**24.0**	**23.0**	**20.3**	**22.0**	**20.6**	**18.8**
Claims and Other Contractual Obligations	18.0	18.2	17.3	17.5	17.6	17.3
Acquisition Cost	1.5	0.7	0.2	0.0	(0.1)	0.0
Policies Dividends	0.0	0.0	0.0	0.0	0.0	0.0
Other Reserves Increase	2.4	2.6	2.0	2.7	2.5	2.4
Operating Expenses	2.1	1.5	0.8	1.7	0.7	(1.0)
Income Before Taxes	**(20.7)**	**28.7**	**24.3**	**4.4**	**(19.4)**	**0.2**
Income tax	(1.4)	2.5	15.1	(5.5)	(17.5)	1.8
Deferred Income tax	(14.4)	6.9	(7.3)	7.1	(6.4)	0.8
Net income	**(4.9)**	**19.4**	**16.5**	**2.8**	**4.4**	**(2.4)**

PENSIONES INBURSA
Balance Sheet
(MM USD)

ASSETS	Dic-05	Mar-06	Jun-06	Sep-06	Dic-06	Mar-07
Investments	**1,641.5**	**1,652.3**	**1,523.1**	**1,596.1**	**1,640.1**	**1,644.7**
Financing operation investments	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Investments	**239.1**	**244.0**	**166.7**	**174.7**	**180.0**	**179.2**
Fixed Income	71.6	78.4	4.9	8.1	10.3	12.5
Equity	167.6	165.6	161.8	166.6	169.7	166.7
Investements for Sale	**177.6**	**161.5**	**120.9**	**121.4**	**102.2**	**151.6**
Fixed Income	175.1	158.9	118.3	118.2	98.1	147.0
Equity	2.4	2.6	2.6	3.2	4.1	4.6
Held to Maturity Investments	1,226.1	1,247.5	1,235.0	1,299.0	1,355.3	1,310.5
Derivatives	(4.2)	(3.6)	(2.9)	(2.3)	(2.1)	(1.5)
Investments on Real Estate for Leasing	0.0	0.0	0.0	0.0	0.0	0.0
Loans on policies	3.0	3.0	3.6	3.3	4.7	4.9
Guarantee investments	0.0	0.0	(0.2)	0.0	0.0	0.0
Cash	0.9	1.3	2.1	1.1	2.6	2.8
Interest Debtors	32.3	18.8	25.4	13.6	27.4	13.7
Premium debtors & Receivable	31.7	37.8	32.1	32.4	20.5	17.3
Reinsurers and receivable	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Benefitts and claims	0.0	0.0	0.0	0.0	0.0	0.0
Policies reserves	0.0	0.0	0.0	0.0	0.0	0.0
Deferred Aquisition cost	0.0	0.0	0.0	0.0	0.0	0.0
Fixed Assets, net	3.6	3.4	3.7	3.9	29.8	37.9
Other assets	21.5	12.3	20.7	48.9	27.8	30.4
Total assets	**1,731.4**	**1,725.9**	**1,607.0**	**1,696.1**	**1,748.2**	**1,746.7**

LIABILITIES	Dic-05	Mar-06	Jun-06	Sep-06	Dic-06	.Mar-07
Technical reserves	**1,094.1**	**1,084.3**	**1,043.3**	**1,077.3**	**1,107.2**	**1,092.0**
Unearned premium reserve, claims pending for paid, life & h	1,065.3	1,055.8	1,016.2	1,049.4	1,078.2	1,063.6
Pending claims reserve, accidents & casualties and health	0.0	0.0	0.0	0.0	0.0	0.0
Other insurances fund	0.2	0.3	0.0	0.0	0.0	0.0
Unearned premiums reserve of accident & casualty, and hea	0.0	0.0	0.0	0.0	0.0	0.0
Other reserves	28.5	28.2	27.1	27.9	28.9	28.4
Reinsurances payable	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Retained deposits	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurance premiums and payable	0.0	0.0	0.0	0.0	0.0	0.0
Deferred taxes	94.2	99.3	88.5	90.7	75.2	74.8
Income tax & profit sharing	14.1	2.7	17.1	19.4	12.9	15.9
Value Added Tax	(1.1)	(1.3)	(1.3)	(1.4)	(1.6)	(2.0)
Other labilities	182.2	180.8	94.1	133.5	163.3	186.4
Total liabilities	**1,383.4**	**1,365.8**	**1,241.7**	**1,319.6**	**1,356.9**	**1,367.1**
STOCKHOLDERS´ EQUITY						
Paid in capital	115.0	115.0	115.0	115.0	115.0	115.0
Other reserves	2.1	2.2	0.7	0.8	3.0	3.3
Net Income	65.3	19.4	35.9	38.7	43.1	(2.4)
Retained earnings	214.3	279.0	278.4	279.6	285.0	326.7
Acummulated Deferred Taxes	0.0	0.0	0.0	0.0	0.0	0.0
Adjustments for Changes in Accounting Principles	(60.5)	(68.5)	(78.0)	(70.3)	(65.5)	(71.5)
Minority Interest	11.8	13.0	13.3	12.7	10.7	8.5
Total stockholders equity	**348.0**	**360.1**	**365.3**	**376.5**	**391.3**	**379.7**
Total liabilities and stockholders equity	**1,731.4**	**1,725.9**	**1,607.0**	**1,696.1**	**1,748.2**	**1,746.7**

OPERADORA INBURSA

Income Statement
US GAAP
(MM USD)

	4Q05	1Q06	2Q06	3Q06	4Q06	1Q07
Earnings from Investment Sales	0.1	0.1	0.0	0.0	0.1	0.0
Asset Management Income	5.5	5.9	5.7	6.1	6.5	6.5
Earnings form Interest	0.3	(0.2)	0.0	0.1	0.2	0.1
Unrealized Gain on Portfolio Valuation	0.0	0.0	0.0	0.0	0.0	0.0
Total Earnings	**5.9**	**5.8**	**5.8**	**6.2**	**6.9**	**6.6**
General Expenses	0.2	3.1	2.7	2.8	3.1	3.2
Total expenses	**0.2**	**3.1**	**2.7**	**2.8**	**3.1**	**3.2**
Earnings Before Taxes	**5.7**	**2.7**	**3.0**	**3.3**	**3.8**	**3.5**
Incurred Income Tax & Profit Sharing	1.6	0.9	0.8	1.0	1.1	0.9
Defferred Income Tax	0.9	(0.1)	(0.0)	0.9	0.9	0.9
Net Income Before Deferred Accounts	**3.2**	**1.8**	**2.2**	**1.5**	**1.8**	**1.7**
Earnings from subsidiaries	3.8	0.0	(0.2)	3.3	5.2	3.2
Unadjusted for monetary position result	**7.0**	**1.9**	**2.1**	**4.7**	**7.0**	**4.9**
Net income result actualization	0.0	0.0	0.0	0.0	0.0	0.0
Net Income	**7.0**	**1.9**	**2.1**	**4.7**	**7.0**	**4.9**

OPERADORA INBURSA
Balance Sheet
US GAAP
(MM USD)

ASSETS	Dic-05	Mar-06	Jun-06	Sep-06	Dic-06	Mar-07
Cash	0.0	0.0	0.0	0.0	0.0	0.0
Banks	0.0	(0.0)	0.0	0.0	0.0	0.0
Negotiable Instruments	7.1	8.9	5.0	9.0	6.0	7.9
Sundry Debtors	1.9	2.0	2.2	2.6	2.7	2.8
Permanent investments	45.6	44.6	42.9	47.3	53.3	55.5
Receivable Taxes	0.0	0.9	2.6	3.2	0.0	1.1
TOTAL ASSETS	**54.6**	**56.5**	**52.8**	**62.0**	**62.0**	**67.2**
LIABILITIES						
Sundry Creditors	0.0	1.6	0.9	2.1	1.1	1.2
Payable Taxes	1.2	0.9	2.0	3.2	0.8	1.3
Deferred Income Tax	6.4	6.1	5.9	6.9	7.9	8.6
TOTAL LIABILITIES	**7.6**	**8.7**	**8.8**	**12.2**	**9.9**	**11.2**
STOCKHOLDERS´ EQUITY						
Paid in Capital	1.3	1.3	1.3	1.3	1.3	1.3
Legal Reserve	0.2	0.2	0.2	0.2	0.2	0.2
Retained Earnings	31.3	53.5	53.5	53.5	53.5	59.1
Surplus (deficit) from equity restatement	0.0	0.0	0.0	0.0	0.0	0.0
Net income	21.1	1.9	3.9	8.7	15.7	4.9
Forex effect on Stockholders´equity	(7.0)	(9.2)	(15.0)	(13.9)	(18.6)	(9.5)
TOTAL STOCKHOLDERS´ EQUITY	**47.0**	**47.8**	**44.0**	**49.8**	**52.1**	**56.0**
TOTAL LIABILITIES & STOCKHOLDERS´ EQUITY	**54.6**	**56.5**	**52.8**	**62.0**	**62.0**	**67.2**

FIANZAS GUARDIANA INBURSA
Income Statement
US GAAP
(MM USD)

	4Q05	1Q06	2Q06	3Q06	4Q06	1Q07
Revenue	**11.7**	**22.5**	**10.6**	**11.9**	**20.1**	**11.9**
Premiums	10.6	10.1	9.8	11.3	17.2	10.8
Investments Net.	0.5	0.4	0.3	0.2	0.4	0.2
Earnings (losses) realized on investments	0.6	12.0	0.6	0.4	2.6	0.9
Benefitts, Expenses and Claims	**5.4**	**6.3**	**5.6**	**3.8**	**9.7**	**8.3**
Benefitts, Claims and Adjustments	6.7	6.4	4.9	3.8	8.5	8.7
Acquisition Cost	(1.8)	(0.7)	0.1	(0.4)	(1.5)	(0.9)
Operating Expenses	0.6	0.5	0.5	0.3	2.7	0.5
Income Before Taxes	**6.3**	**16.2**	**5.0**	**8.1**	**10.4**	**3.6**
Income tax	2.6	2.9	3.3	3.1	2.2	2.3
Deferred Income tax	(1.8)	1.6	(0.1)	1.4	(1.9)	(0.5)
Net Income	**5.5**	**11.7**	**1.8**	**3.6**	**10.1**	**1.8**

FIANZAS GUARDIANA INBURSA
Balance Sheet
US GAAP
(MM USD)

ASSETES	Dic-05	Mar-06	Jun-06	Sep-06	Dic-06	Mar-07
Investments	**83.4**	**88.0**	**87.3**	**92.2**	**102.1**	**108.7**
Negotiable Investments	**45.3**	**71.4**	**71.1**	**76.1**	**90.1**	**96.4**
Fixed Income	45.3	71.4	75.4	80.4	91.0	97.3
Equity	0.0	0.0	(4.3)	(4.3)	(1.0)	(1.0)
Investements for Sale	**32.1**	**11.5**	**7.9**	**10.0**	**5.8**	**6.0**
Fixed Income	4.1	3.9	5.9	6.4	1.1	5.9
Equity	28.0	7.6	2.0	3.6	4.6	0.1
Loans on policies	6.0	5.1	8.2	6.1	6.2	6.4
Cash	0.3	0.3	0.4	0.1	0.1	(0.0)
Premium debtors & Receivable	9.9	8.6	9.7	11.8	12.0	10.5
Reinsurers and receivable	**5.7**	**6.2**	**6.2**	**6.2**	**6.3**	**6.3**
Benefitts and claims	0.0	0.0	0.0	0.0	0.0	0.0
Policies reserves	5.7	6.2	6.2	6.2	6.3	6.3
Deferred Aquisition cost	(1.5)	(1.6)	(1.7)	(1.5)	(1.7)	(1.7)
Fixed Assets, net	1.9	1.9	2.1	2.2	2.1	2.0
Other assets	2.2	4.3	11.3	14.4	17.1	19.1
Total assets	**101.9**	**107.7**	**115.3**	**125.4**	**138.0**	**144.9**

LIABILITIES	Dic-05	Mar-06	Jun-06	Sep-06	Dic-06	Mar-07
Technical reserves	**5.5**	**7.0**	**7.7**	**9.9**	**9.9**	**12.8**
Pending claims reserve, accidents & casualties and health	0.1	0.1	0.1	0.1	0.1	0.1
Unearned premiums reserve of accident & casualty, and health	5.4	6.9	7.6	9.8	9.8	12.8
Other reserves	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurances payable	**0.7**	**0.9**	**2.0**	**1.5**	**1.1**	**3.4**
Retained deposits	0.5	0.5	0.6	0.4	0.4	0.4
Reinsurance premiums and payable	0.1	0.4	1.4	1.1	0.7	3.0
Income tax & profit sharing	6.6	5.4	5.3	6.0	5.3	4.9
Value Added Tax	1.7	1.8	1.9	2.2	2.1	2.5
Other labilities	9.3	11.0	13.9	16.8	19.3	21.0
Total liabilities	**23.8**	**26.1**	**30.8**	**36.4**	**37.8**	**44.5**
STOCKHOLDERS´ EQUITY						
Paid in capital	11.0	11.0	11.0	11.0	11.0	11.0
Other reserves	7.1	4.6	5.5	5.5	5.5	7.9
Net Income	20.7	11.7	13.5	17.0	27.2	1.8
Retained earnings	40.6	55.5	53.6	54.7	55.6	78.8
Acummulated Deferred Taxes	(3.7)	(3.6)	(1.5)	(1.5)	(1.5)	(1.5)
Others	2.3	2.3	2.3	2.3	2.3	2.3
Adjustmens for changes on Principle Accounts	0.0	0.0	0.0	0.0	0.0	0.0
Total stockholders equity	**78.1**	**81.5**	**84.5**	**89.1**	**100.2**	**100.3**
Total liabilities and stockholders equity	**101.9**	**107.7**	**115.3**	**125.4**	**138.0**	**144.9**

INVERSORA BURSATIL
Income Statement
US GAAP
(MM USD)

	4Q05	1Q06	2Q06	3Q06	4Q06	1Q07
Earnings from management and custody	(0.0)	0.0	0.0	0.0	0.0	0.0
Earnings from mutual funds operations	0.0	2.5	2.3	2.5	2.7	2.7
Interest Income	0.6	(0.0)	0.2	(0.0)	0.7	0.4
Comissions	25.4	12.7	6.2	9.9	11.2	8.3
Dividends from investments	0.0	0.0	0.0	0.0	0.0	0.0
Income from sale of securities	5.3	(0.4)	3.8	18.0	20.1	20.2
Subsidiaries' Net Income	0.2	0.2	0.2	0.2	0.2	0.2
Other Income	0.1	0.1	0.1	0.1	(0.0)	0.0
Total Earnings	**31.5**	**15.0**	**12.9**	**30.6**	**34.9**	**31.8**
Interest expenses	0.4	0.0	0.1	(0.0)	0.1	0.0
Comissions and Fees	3.2	0.7	0.9	0.9	1.1	0.7
Forex exchange losses	0.0	0.0	0.0	0.0	0.0	0.0
Personnel Expenses	0.0	0.0	0.0	0.0	0.0	0.0
General Expenses	4.1	7.8	3.8	3.8	4.6	5.1
Contingency Fund	0.0	0.1	0.1	0.1	0.1	0.1
Others	0.0	0.0	0.0	0.0	0.0	0.0
Depreciations and Amortizations	0.1	0.1	0.1	0.1	0.1	0.2
Losses from subsidiaries	0.0	0.0	0.0	0.0	0.0	0.0
Losses from real estate sales	0.0	0.0	0.0	0.0	0.0	0.0
Incurred Income Tax	5.9	5.5	1.6	2.5	2.9	2.0
Incurred Employee Profit Sharing	(1.3)	0.0	0.0	0.0	0.0	0.0
Deferred taxes & Employee profit sharing	2.0	(3.9)	0.7	4.1	4.2	4.7
Total Expenses	**14.4**	**10.2**	**7.3**	**11.5**	**12.9**	**12.7**
NET INCOME	**17.1**	**4.9**	**5.6**	**19.1**	**22.0**	**19.1**

INVERSORA BURSATIL
Income Statement
US GAAP
(MM USD)

	4Q05	1Q06	2Q06	3Q06	4Q06	1Q07
Earnings from management and custody	(0.0)	0.0	0.0	0.0	0.0	0.0
Earnings from mutual funds operations	0.0	2.5	2.3	2.5	2.7	2.7
Interest Income	0.6	(0.0)	0.2	(0.0)	0.7	0.4
Comissions	25.4	12.7	6.2	9.9	11.2	8.3
Dividends from investments	0.0	0.0	0.0	0.0	0.0	0.0
Income from sale of securities	5.3	(0.4)	3.8	18.0	20.1	20.2
Subsidiaries' Net Income	0.2	0.2	0.2	0.2	0.2	0.2
Other Income	0.1	0.1	0.1	0.1	(0.0)	0.0
Total Earnings	**31.5**	**15.0**	**12.9**	**30.6**	**34.9**	**31.8**
Interest expenses	0.4	0.0	0.1	(0.0)	0.1	0.0
Comissions and Fees	3.2	0.7	0.9	0.9	1.1	0.7
Forex exchange losses	0.0	0.0	0.0	0.0	0.0	0.0
Personnel Expenses	0.0	0.0	0.0	0.0	0.0	0.0
General Expenses	4.1	7.8	3.8	3.8	4.6	5.1
Contingency Fund	0.0	0.1	0.1	0.1	0.1	0.1
Others	0.0	0.0	0.0	0.0	0.0	0.0
Depreciations and Amortizations	0.1	0.1	0.1	0.1	0.1	0.2
Losses from subsidiaries	0.0	0.0	0.0	0.0	0.0	0.0
Losses from real estate sales	0.0	0.0	0.0	0.0	0.0	0.0
Incurred Income Tax	5.9	5.5	1.6	2.5	2.9	2.0
Incurred Employee Profit Sharing	(1.3)	0.0	0.0	0.0	0.0	0.0
Deferred taxes & Employee profit sharing	2.0	(3.9)	0.7	4.1	4.2	4.7
Total Expenses	**14.4**	**10.2**	**7.3**	**11.5**	**12.9**	**12.7**
NET INCOME	**17.1**	**4.9**	**5.6**	**19.1**	**22.0**	**19.1**

CNBV GAAP
Financial Statements

GRUPO FINANCIERO INBURSA

Consolidated Income Statement
(quarterly)
MM of constant pesos as of March 31, 2007

(MM Ps.)	4Q05	1Q06	2Q06	3Q06	4Q06	1Q07
Interest Income	4,648.1	4,169.5	3,265.5	3,721.4	2,994.4	3,332.1
Interest Expense	(3,440.4)	(2,925.9)	(2,271.2)	(2,662.5)	(2,026.0)	(2,106.4)
Monetary Position	(337.1)	(258.7)	33.0	(272.6)	(447.7)	(304.2)
FINANCIAL MARGIN	**870.7**	**985.0**	**1,027.4**	**786.3**	**520.8**	**921.5**
Loan Loss Provisions	154.8	453.9	359.7	365.9	356.4	469.5
RISK ADJUSTED NII	**715.9**	**531.0**	**667.7**	**420.5**	**164.4**	**452.0**
Comissions & Tariffs	585.4	499.2	448.9	527.9	602.3	490.9
Market-Related Income	(356.7)	327.9	427.3	(461.6)	(947.8)	429.1
TOTAL OPERATING INCOME	**944.6**	**1,358.2**	**1,543.9**	**486.8**	**(181.1)**	**1,372.0**
Administrative Expenses	648.1	666.3	722.4	635.3	688.0	771.1
OPERATING INCOME	**296.5**	**691.9**	**821.5**	**(148.5)**	**(869.1)**	**600.9**
Other Expenses (Products)	(30.6)	(70.0)	(186.4)	(87.9)	9.3	(65.2)
NET INCOME BEFORES TAXES	**327.1**	**761.9**	**1,007.9**	**(60.6)**	**(878.4)**	**666.1**
Income Tax & Employee profit sharing	(434.6)	293.7	191.8	141.6	11.9	98.2
Deferred Taxes	601.4	(77.0)	184.8	(197.5)	(224.6)	139.0
NET INCOME BEFORE SUBSIDIARIES	**160.3**	**545.2**	**631.2**	**(4.7)**	**(665.7)**	**428.8**
Participated net income from subs.	217.3	541.7	495.6	337.0	594.3	518.7
RESULTS FROM CONTINUED OPERATION	**377.6**	**1,086.8**	**1,126.8**	**332.3**	**(71.4)**	**947.5**
Extraordinary Income	29.8	0.0	0.0	0.0	14.9	0.0
NET INCOME	**407.4**	**1,086.8**	**1,126.8**	**332.3**	**(56.5)**	**947.5**
MINORITARY INTEREST	**(2.9)**	**0.0**	**1.8**	**4.1**	**1.2**	**3.6**

GRUPO FINANCIERO INBURSA

Consolidated Balance Sheet

MM of constant pesos as of March 31, 2007

	Dic-05	Mar-06	Jun-06	Sep-06	Dic-06	Mar-07
Disponibilidades	**13,504.4**	**8,887.7**	**13,484.5**	**12,992.9**	**9,419.9**	**12,782.6**
Inversiones en valores	**8,941.9**	**12,728.5**	**8,262.4**	**11,342.4**	**10,138.1**	**11,166.0**
Negotiable	5,540.9	9,430.6	4,912.0	8,220.2	8,552.7	9,710.6
For Sale	0.0	0.0	0.0	0.0	0.0	0.0
Held to Maturity	3,401.0	3,297.9	3,350.4	3,122.2	1,585.5	1,455.3
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0
Operaciones con valores y derivados	**4,220.5**	**5,151.8**	**7,587.2**	**6,409.9**	**3,119.5**	**2,094.3**
Repo Operations	159.1	510.2	346.9	51.9	150.1	76.0
Securities to be received in credit Operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	4,061.5	4,641.6	7,240.3	6,358.0	2,969.4	2,018.3
Cartera de crédito vigente	**57,680.3**	**62,287.6**	**57,333.7**	**59,002.5**	**64,685.3**	**67,521.8**
Commercial	52,033.3	54,019.1	48,817.3	50,703.9	53,194.0	52,536.8
Interbank	1,140.2	2,776.0	2,866.4	2,456.8	5,739.2	6,685.5
Consumer	3,604.2	3,888.3	4,052.5	4,166.3	4,048.6	5,990.3
Housing	902.5	818.4	807.6	899.5	939.9	777.2
Federal Government	0.0	785.8	790.0	776.0	763.7	1,532.0
FOBAPROA/IPAB	0.0	0.0	0.0	0.0	0.0	0.0
Cartera de crédito vencida	**457.8**	**563.0**	**742.2**	**715.9**	**604.1**	**891.7**
Cartera de crédito total	**58,138.1**	**62,850.6**	**58,075.9**	**59,718.4**	**65,289.4**	**68,413.5**
Estimación preventiva para riesgos crediticios	7,830.7	8,239.8	8,710.5	8,817.7	8,946.2	9,366.4
CARTERA DE CREDITO NETA	**50,307.4**	**54,610.7**	**49,365.4**	**50,900.7**	**56,343.1**	**59,047.1**
Otras cuentas por cobrar (neto)	1,806.3	4,902.4	7,477.8	4,587.9	845.8	5,822.5
Activo fijo (neto)	895.8	890.0	891.4	885.5	874.7	1,278.0
Bienes adjudicados	27.0	46.2	47.5	53.6	53.7	50.0
Inversión permanente en acciones	10,067.8	10,671.8	11,109.1	11,280.1	11,821.1	12,343.0
Impuestos diferidos	0.0	1.3	0.3	0.2	4.3	4.0
Otros activos, cargos diferidos e intangibles	629.3	1,070.1	820.5	778.7	695.5	746.4
ACTIVO TOTAL	**90,400.2**	**98,960.5**	**99,046.1**	**99,231.9**	**93,315.8**	**105,333.8**

LIABILITIES	Dic-05	Mar-06	Jun-06	Sep-06	Dic-06	Mar-07
DEPOSITS	**48,604.4**	**52,753.4**	**43,600.0**	**48,983.6**	**49,459.8**	**54,898.3**
Demand Deposits	25,358.1	26,676.1	26,408.5	26,777.2	27,534.8	29,231.7
Time Deposits	23,246.3	26,077.3	17,191.4	22,206.4	21,925.0	25,666.6
Bank Bonds	0.0	0.0	0.0	0.0	0.0	0.0
INTERBANK LOANS & OTHER	2,253.8	2,558.3	2,136.2	1,606.4	2,528.2	1,491.6
	1,451.8	**2,183.3**	**3,640.2**	**1,959.4**	**2,926.5**	**2,086.7**
Repo Operations	159.0	510.0	348.7	48.0	150.2	71.6
Credit related operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	1,292.7	1,673.3	3,291.5	1,911.5	2,776.3	2,015.1
OTHER ACCOUNTS PAYABLE	**3,273.9**	**5,527.1**	**13,313.1**	**10,350.5**	**2,254.2**	**9,508.3**
Income tax & Employee profit sharing	352.9	346.9	524.3	651.8	335.5	352.2
Other accounts payable	2,921.1	5,180.2	12,788.8	9,698.6	1,918.6	9,156.2
DEFERRED TAXES	1,030.8	946.7	1,132.9	918.0	671.5	802.1
DEFERRED CREDITS	1.0	0.9	0.9	1.1	1.1	1.2
TOTAL LIABILITIES	**56,615.6**	**63,969.8**	**63,823.2**	**63,818.9**	**57,841.2**	**68,788.2**
STOCKHOLDERS' EQUITY						
SUSCRIBED CAPITAL	**14,276.4**	**14,321.3**	**14,332.2**	**14,246.3**	**14,291.4**	**14,317.7**
Paid-in Capital	13,650.9	13,693.9	13,704.2	13,622.1	13,665.3	13,690.4
Share Subscription Premium	625.5	627.4	627.9	624.2	626.1	627.3
Subordinated debt	0.0	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	**19,466.8**	**20,626.6**	**20,840.9**	**21,106.8**	**21,121.8**	**22,160.0**
Capital Reserves	2,903.7	2,912.9	2,915.1	2,897.6	2,906.8	2,912.1
Retained Earnings	25,167.1	28,318.2	27,403.6	27,239.4	27,325.8	29,911.5
Valuation surplus (Deficit) of available for sale instruments	0.0	0.0	0.0	0.0	0.0	0.0
Result from conversion of foreign transactions	0.0	0.0	0.0	0.0	0.0	0.0
Valuation effects on affiliates and associated firms	(1,118.7)	(1,109.4)	(1,100.9)	(1,044.9)	(1,034.4)	(1,029.3)
Surplus (deficit) from Equity Restatement	(10,547.6)	(10,580.8)	(10,588.8)	(10,525.3)	(10,558.7)	(10,578.1)
Net Income of the period	3,062.2	1,085.7	2,211.8	2,540.0	2,482.4	943.9
Minority Interest	41.4	42.7	49.8	59.9	61.3	67.9
TOTAL STOCKHOLDERS´ EQUITY	**33,784.6**	**34,990.7**	**35,222.9**	**35,413.0**	**35,474.6**	**36,545.6**
LIABILITIES & STOCKHOLDERS' EQUITY	**90,400.2**	**98,960.5**	**99,046.1**	**99,231.9**	**93,315.8**	**105,333.8**

GRUPO FINANCIERO INBURSA
MEMORANDUM ACCOUNTS
MM of constant pesos as of March 31, 2007

CUSTOMER POSITION ACCOUNTS	Mar-07	COMPANY POSITION ACCOUNTS	Mar-07
CUSTOMER CURRENT ACCOUNTS	**(371.8)**	**REGISTRY ACCOUNTS**	**1,157,876.5**
Customer bank balances	0.2	Guarantees granted	2,366.8
Custumer transaction liquidations	(372.0)	Assets under trust	253,600.2
Client loans		Assets under custody or administration	900,578.7
		Irrevocable lines of credit granted	
CUSTOMER SECURITIES	**1,405,133.1**	Shares held in custody	1,317.2
Assets in custody or under administration	1,402,705.7	Other contingent obligations	13.6
Assets received in guarantee	2,427.4	**REPO OPERATIONS**	
			28.4
TRANSACTIONS ON BEHALF OF CUSTOMERS	**52,883.3**	Receivables on repurchase agreements	52,883.3
Customer Repos	52,883.3	Reporchase agreement creditors	(52,854.9)
Customer Securities Loans			**24.1**
Purchase of Derivatives		Repurchase agreement debtors	(57,137.8)
		Payables on repurchase agreements	57,161.8
TOTAL CUSTOMER POSITION	**1,457,644.5**	**TOTAL OWN POSITION**	**1,157,929.0**

GRUPO FINANCIERO INBURSA

STATEMENT OF CHANGES IN FINANCIAL SITUATION AT MARCH 31, 2007

(MM PS)

	Mar-07
OPERATING ACTIVITIES	
Net Income	944
Subsidiaries' Income	(519)
Depreciation & Amortization	40
Loan Loss Reserves	469
Valuation Result	(412)
Deferred taxes	139
	661
Cash increase (decrease) from funding	5,364
Cash increase (decrease) from Loan Portfolio	(3,070)
Cash increase (decrease) from Trading Operation	(613)
Cash increase (decrease) from Derivative Financial Instruments	186
Cash increase (decrease) in Accounts Payable-Recivable	2,282
Banking Loans & Other Financial Institutions	(1,041)
	3,108
Cash flow from operating activities	**3,769**
Financing Activities	
Increase (decrease) of Stocholders' Equity	
Dividend payment	
Spin-Off	
Cash Flow From Financing Activities	**0**
Investments Activities	
Buy(sell) of fixed assets and permanent stocks	(414)
Decrease of deferred loans	(10)
Decrease on personnel loans	
Cash Flow From Investment Activities	**(424)**
Net Increase in Cash	**3,345**
Cash at beginning of the period	**9,438**
Cash at end of period	**12,783**

BANCO INBURSA

Consolidated Income Statement

MM of constant pesos as of March 31, 2007	4Q05	1Q06	2Q06	3Q06	4Q06	1Q07
Interest Income	3,156.3	3,064.8	2,721.9	2,319.6	2,385.0	2,431.5
Interest Expense	2,030.6	1,909.7	1,769.8	1,395.9	1,519.1	1,344.8
Monetary Position	(311.2)	(238.5)	29.6	(246.7)	(399.0)	(270.0)
Financial Margin	**814.6**	**916.6**	**981.6**	**677.0**	**466.9**	**816.8**
Loan Loss Provisions	154.8	453.8	359.6	365.9	356.4	469.5
Risk Adjusted Net Interest Income	**659.8**	**462.9**	**622.1**	**311.1**	**110.5**	**347.3**
Comissions and Fees	332.8	366.4	385.9	429.5	447.7	438.3
Market-Related Income	(417.7)	340.9	379.6	(657.6)	(1,176.9)	203.7
Operating Revenues	**574.9**	**1,170.1**	**1,387.6**	**83.0**	**(618.7)**	**989.3**
Non-Interest Expense	566.2	536.1	642.7	556.9	537.4	684.9
Operating Income	**8.7**	**634.0**	**744.8**	**(473.9)**	**(1,156.0)**	**304.5**
Other Income (Expenses)	3.7	51.8	162.9	65.7	(37.8)	63.6
Earnings Before Taxes	**12.4**	**685.8**	**907.8**	**(408.2)**	**(1,193.8)**	**368.1**
Incurred Income Tax & Profit Sharing	(524.1)	221.2	170.7	87.9	(36.0)	62.7
Deferred Income Tax	583.5	(30.3)	177.5	(254.0)	(276.1)	77.4
Net Income Before Subsidiaries' Net Income	**(47.0)**	**494.8**	**559.6**	**(242.1)**	**(881.7)**	**228.0**
Subsidiaries' Net Income	153.5	(70.1)	33.2	48.4	109.6	31.5
Continous Operations' Net Income	**106.5**	**424.7**	**592.7**	**(193.7)**	**(772.1)**	**259.6**
Discontinued Operations & Extraordinary Items	29.8	0.0	0.0	0.0	14.9	0.0
Minority Interest	2.9	(1.1)	2.9	(7.7)	(1.2)	(3.6)
Net Income	**139.1**	**423.6**	**595.6**	**(201.4)**	**(758.3)**	**255.9**

BANCO INBURSA

Consolidated Balance Sheet
MM of constant pesos as of March 31, 2007

Assets	4Q05	1Q06	2Q06	3Q06	4Q06	1Q07
Cash & Due From Banks	**13,503.2**	**8,893.0**	**13,484.0**	**12,991.8**	**9,402.5**	**12,781.5**
Financial Instruments	**7,193.6**	**10,878.9**	**6,546.0**	**9,039.1**	**7,622.2**	**8,362.7**
Negotiable	3,792.6	7,580.9	3,195.6	5,916.9	6,007.4	6,936.5
For Sale	0.0	0.0	0.0	0.0	0.0	0.0
Held to Maturity	3,401.0	3,297.9	3,350.4	3,122.2	1,614.8	1,426.3
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**4,116.1**	**4,897.4**	**7,416.9**	**6,374.2**	**3,010.4**	**2,044.7**
Repo Operations	54.6	255.8	176.6	16.2	41.0	26.3
Securities to be received in credit Operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	4,061.5	4,641.6	7,240.3	6,358.0	2,969.4	2,018.3
LOANS	**57,965.2**	**62,564.2**	**57,551.5**	**59,205.3**	**64,876.2**	**68,117.1**
Commercial	52,318.2	54,295.7	49,035.1	50,906.7	53,385.0	53,132.2
Interbank	1,140.2	2,776.0	2,866.4	2,456.8	5,739.2	6,685.5
Consumer	3,604.2	3,888.3	4,052.5	4,166.3	4,048.6	5,990.3
Housing	902.5	818.4	807.6	899.5	939.9	777.2
Federal Government	0.0	785.8	790.0	776.0	763.7	1,532.0
FOBAPROA	0.0	0.0	0.0	0.0	0.0	0.0
Past-Due Loans	**457.7**	**562.9**	**741.6**	**715.8**	**603.9**	**891.5**
Total Gross Loans	**58,422.9**	**63,127.1**	**58,293.1**	**59,921.1**	**65,480.2**	**69,008.6**
Preventive Provision for Credit Risks	**(7,830.7)**	**(8,239.6)**	**(8,710.1)**	**(8,817.5)**	**(8,946.0)**	**(9,366.1)**
Total Net Loans	**50,592.3**	**54,887.5**	**49,583.0**	**51,103.6**	**56,534.2**	**59,642.4**
Receivables,Sundry Debtors & Adv. Payments	1,778.4	4,870.4	7,425.7	4,537.3	798.7	5,769.9
Fixed Assets (net)	537.6	566.6	574.5	572.3	578.0	580.0
Repossessed Property	27.0	46.2	47.5	53.6	53.7	50.0
Permanent Equity Investments	3,161.8	3,123.8	3,230.3	3,255.6	3,329.1	3,368.5
Deferred taxes (net)	0.0	0.0	0.0	0.0	0.0	0.0
Other assets,deferred charges & intangible	486.8	922.5	596.1	522.5	489.7	509.9
TOTAL ASSETS	81,396.7	89,086.1	88,904.1	88,450.0	81,818.4	93,109.6

	4Q05	1Q06	2Q06	3Q06	4Q06	1Q07
Deposits	**48,619.8**	**52,771.8**	**43,610.9**	**48,987.7**	**49,465.1**	**54,906.4**
Demand Deposits	25,367.5	26,684.7	26,416.9	26,779.0	27,536.0	29,233.3
Time Deposits	23,252.3	26,087.1	17,193.9	22,208.6	21,929.1	25,673.1
Bank Bonds	0.0	0.0	0.0	0.0	0.0	0.0
Interbank Loans & Other	2,248.1	2,553.7	2,132.5	1,603.5	2,526.5	1,490.4
Repo Operations	54.6	255.5	178.4	16.1	41.2	22.0
Credit Related Operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	1,292.7	1,673.3	3,291.5	1,911.5	2,776.3	2,015.1
Other Accounts Payable	2,870.5	5,113.6	12,668.4	9,629.1	1,850.9	9,077.3
Income Tax & Employee Profit Sharing	283.4	223.9	395.4	475.5	270.0	262.9
Deferred Taxes	879.6	842.3	1,022.1	753.4	453.8	525.3
Deferred Credits	1.0	0.9	0.9	0.9	0.9	0.9
TOTAL LIABILITIES	**56,249.9**	**63,435.0**	**63,300.2**	**63,377.7**	**57,384.5**	**68,300.3**
SUSCRIBED CAPITAL	**14,994.6**	**15,041.8**	**15,053.1**	**14,962.9**	**15,010.3**	**15,037.9**
Paid-in Capital	14,994.6	15,041.8	15,053.1	14,962.9	15,010.3	15,037.9
Share subscription premium	0.0	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	**10,152.3**	**10,609.3**	**10,550.8**	**10,109.4**	**9,423.6**	**9,771.3**
Capital Reserves	4,857.6	4,872.9	4,984.5	4,954.6	4,971.6	4,980.7
Retained Earnings	14,184.4	15,319.7	14,552.3	14,257.7	14,301.7	14,421.5
Income of Changes on Accounting Principles	156.1	156.8	162.7	172.3	214.7	249.2
Available for Sale	0.0	0.0	0.0	0.0	0.0	0.0
Surplus (deficit) from equity restatement	(10,174.3)	(10,206.3)	(10,214.0)	(10,152.8)	(10,185.0)	(10,203.7)
Net income of the period	1,087.3	423.6	1,015.7	817.8	59.5	255.9
Minority Interest	41.2	42.6	49.6	59.7	61.1	67.7
Total Stockholders´ Equity	**25,146.9**	**25,651.1**	**25,603.9**	**25,072.3**	**24,433.9**	**24,809.3**
LIABILITIES & STOCKHOLDERS´ EQUITY	**81,396.7**	**89,086.1**	**88,904.1**	**88,450.0**	**81,818.4**	**93,109.6**

MEMORANDUM ACCOUNTS

MM of constant pesos as of March 31, 2007	4Q05	1Q06	2Q06	3Q06	4Q06	1Q07
Guarantees Granted	0.0	0.0	0.0	0.0	0.0	0.0
Other Contingent Obligations	0.0	0.0	0.0	0.0	0.0	0.0
Irrevocable Lines of Credit Granted	2,947.0	2,634.7	2,579.3	2,552.7	2,629.8	2,366.8
Goods in Trust or Mandate	207,477.0	207,296.3	216,042.8	228,693.5	243,273.2	253,600.2
Investment Banking Operations on Behalf of Third Parties	0.0	0.0	0.0	0.0	0.0	0.0
Goods in Custody or Under Administration	826,955.0	863,548.5	922,979.6	1,003,679.1	1,111,093.8	898,888.8
Loan Portfolio Clasification	0.0	0.0	0.0	0.0	0.0	0.0
Amounts Contracted in Derivative Instruments	0.0	0.0	0.0	0.0	0.0	0.0
Other accounts	690,076.1	633,628.3	769,483.0	797,645.5	850,236.1	713,919.0
	1,727,455.2	**1,707,107.8**	**1,911,084.8**	**2,032,570.8**	**2,207,232.9**	**1,868,774.8**
Receivables on Repurchase Agreements	53,441.0	58,345.6	57,403.6	34,593.4	26,385.7	11,510.9
Repurchase Agreement Creditors	53,423.3	58,525.8	57,516.2	34,598.2	26,425.3	11,504.8
Net	**17.7**	**(180.2)**	**(112.6)**	**(4.8)**	**(39.6)**	**6.1**
Repurchase Agreement Debtors	53,423.3	60,662.0	58,038.5	34,923.2	26,784.5	15,789.4
Payables on Repurchase Agreements	53,441.0	60,481.4	57,927.7	34,918.3	26,745.0	15,787.7
Net	**(17.7)**	**180.5**	**110.7**	**4.9**	**39.4**	**1.7**

BANCO INBURSA, S.A.

STATEMENT OF CHANGES IN FINANCIAL SITUATION AT MARCH 31, 2007

(MM PS)

	Mar-07
OPERATING ACTIVITIES	
Net Income	256.0
Subsidiaries' Income	32.0
Depreciation & Amortization	85.0
Loan Loss Reserves	469.0
Market Related Result	
Valuation Result	184.0
Minoritary Interest	4.0
Provision for diverse obligations	
Extraordinary operations	
	1,030.0
Cash increase (decrease) from funding	5,350.0
Cash increase (decrease) from Loan Portfolio	(1,935.0)
Decrease or Increase in treasury transactions	(1,802.0)
Cash increase (decrease) from Derivative Financial Instruments	
Banking Loans & Other Financial Institutions	(1,041.0)
	572.0
Cash flow from operating activities	**1,602.0**
Financing Activities	**0.0**
Dividends Payment	
Spin-Offs	
Cash Flow From Financing Activities	**0.0**
Investments Activities	
Buy(sell) of fixed permanent stocks	(51.0)
Buy(sell) of fixed assets	1.0
Receivables,Sundry Debtors & Adv. Payments	(4,985.0)
Deferred Charges	
Repossessed Property	(4.0)
Other assets, deferred charges & intangible	(61.0)
Deferred Taxes	(365.0)
Other Accounts Payable & Recievable	7,225.0
Cash Flow From Investment Activities	**1,760.0**
Net Increase in Cash	**3,362.0**
Cash at beginning of the period	**9,420.0**
Cash at end of period	**12,782.0**

OPERADORA INBURSA

Income Statement

MM of constant pesos as of March 31, 2007	4Q05	1Q06	2Q06	3Q06	4Q06	1Q07
Earnings from Investment Sales	1.0	1.0	0.4	0.5	1.1	1.6
Asset Management Income	59.3	65.2	66.6	67.6	66.9	72.1
Earnings form Interest	0.0	0.1	0.1	(0.0)	0.2	0.0
Unrealized Gain on Portfolio Valuation	3.2	(2.1)	(0.5)	0.9	2.8	(0.0)
Total Earnings	**63.6**	**64.2**	**66.5**	**69.0**	**71.0**	**73.6**
General Expenses	2.4	34.6	31.8	31.5	31.6	35.0
Total expenses	**2.4**	**34.6**	**31.8**	**31.5**	**31.6**	**35.0**
Earnings Before Taxes	**61.2**	**29.6**	**34.8**	**37.4**	**39.5**	**38.7**
Incurred Income Tax & Profit Sharing	27.4	9.5	9.5	20.7	20.5	19.9
Net Income Before Deferred Accounts	**33.8**	**20.1**	**25.3**	**16.7**	**19.0**	**18.7**
Earnings from subsidiaries	42.1	0.5	(1.8)	36.7	56.1	35.8
Unadjusted for monetary position result	**75.9**	**20.6**	**23.5**	**53.4**	**75.1**	**54.6**
Monetary position	**(7.2)**	**(6.2)**	**0.6**	**(6.4)**	**(10.7)**	**(6.9)**
Net income result actualization	2.6	0.1	0.7	(0.2)	2.5	0.0
Net income	**71.3**	**14.4**	**24.7**	**46.8**	**66.9**	**47.7**

OPERADORA INBURSA

BALANCE SHEET

MM of constant pesos as of March 31, 2007

ASSETS	4Q05	1Q06	2Q06	3Q06	4Q06	1Q07
Cash	0.0	0.0	0.0	0.0	0.0	0.0
Banks	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Instruments	79.5	101.7	58.9	101.1	65.8	86.9
Sundry Debtors	21.4	22.6	26.4	29.1	29.8	30.5
Provisional Payments	0.0	10.6	30.4	35.8	0.0	12.4
Permanent investments	509.7	506.4	505.6	533.0	581.8	611.8
Receivable Taxes	0.0	0.0	0.0	0.0	0.0	0.0
TOTAL ASSETS	**610.6**	**641.2**	**621.3**	**699.0**	**677.5**	**741.6**
LIABILITIES & STOCKHOLDERS' EQUITY						
Sundry Creditors	0.0	18.6	11.1	23.1	12.5	13.7
Payable Taxes	13.8	10.4	23.2	36.4	9.2	14.5
Deferred Income Tax	71.2	69.8	69.5	78.1	86.5	95.4
TOTAL LIABILITIES	**85.0**	**98.8**	**103.8**	**137.6**	**108.2**	**123.6**
STOCKHOLDERS' EQUITY						
Stockholders' Equity	23.3	23.3	0.0	0.0	23.3	23.3
Legal Reserve	4.3	4.3	0.0	0.0	4.3	4.3
Retained Earnings	320.7	553.0	0.0	0.0	441.4	595.3
Surplus (deficit) from equity restatement	(52.6)	(52.7)	0.0	0.0	(52.6)	(52.7)
Net income	230.0	14.4	39.2	86.0	152.8	47.7
TOTAL STOCKHOLDERS´ EQUITY	**525.7**	**542.3**	**517.5**	**561.5**	**569.2**	**618.0**
TOTAL LIABILITIES & STOCKHOLDERS´ EQUITY	**610.6**	**641.2**	**621.3**	**699.0**	**677.5**	**741.6**

INVERSORA BURSATIL

Income Statement

MM of constant pesos as of March 31, 2007	4Q05	1Q06	2Q06	3Q06	4Q06	1Q07
Commisions & Tariffs	253.6	160.3	90.7	127.6	141.2	112.8
Earnings From Services	**253.6**	**160.3**	**90.7**	**127.6**	**141.2**	**112.8**
Income from sale of securities	21.8	179.9	24.9	19.5	29.7	31.6
Interest Income	1,332.8	1,012.9	477.4	1,292.6	492.9	1,215.0
Interest Expense	(1,328.6)	(1,006.7)	(480.3)	(1,285.9)	(489.4)	(1,210.9)
Unrealized gain on Portfolio Valuation	35.8	(190.6)	22.4	176.1	197.3	192.9
Monetary Position	(19.4)	(15.0)	2.1	(19.4)	(34.0)	(23.9)
Financial Margin	**42.5**	**(19.6)**	**46.6**	**182.8**	**196.4**	**204.5**
Operating Income	**296.2**	**140.7**	**137.3**	**310.5**	**337.6**	**317.3**
General Expenses	47.7	87.8	47.3	43.7	51.8	57.9
Operating Margin	**248.5**	**52.9**	**90.0**	**266.8**	**285.9**	**259.4**
Other Expenses (Income)	(0.8)	(0.6)	(1.4)	(0.9)	0.3	(0.3)
Net Income Before Income Tax & Profit Sharing	**249.3**	**53.5**	**91.5**	**267.7**	**285.6**	**259.7**
Incurred Income Tax & Profit Sharing	67.6	60.4	20.5	28.0	31.8	21.6
Deffered Income Tax	7.3	(44.6)	6.8	46.5	45.9	51.9
Net Income Before Subsidiaries' Net Income	**174.5**	**37.7**	**64.2**	**193.2**	**207.9**	**186.2**
Subsidiaries' Net Income	1.8	2.1	2.5	2.0	2.3	2.2
Net Income	**176.3**	**39.8**	**66.7**	**195.2**	**210.3**	**188.4**

INVERSORA BURSATIL

MM of constant pesos as of March 31, 2007

ASSETS	4Q05	1Q06	2Q06	3Q06	4Q06	1Q07
Cash & Banks	**0.5**	**0.1**	**0.3**	**0.9**	**16.9**	**0.2**
FINANCIAL INSTRUMENTS	**1,490.3**	**1,519.4**	**1,546.5**	**1,749.8**	**1,940.1**	**2,195.6**
Negotiable	1,490.3	1,519.4	1,546.5	1,749.8	1,940.1	2,195.6
Under repurchase receivable agreements	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**104.4**	**254.4**	**170.3**	**35.7**	**109.1**	**54.4**
Repo Operations	104.4	254.4	170.3	35.7	109.1	54.4
Other accounts receivable	5.1	26.4	16.2	37.8	17.4	18.3
Fixed assets,net	27.1	27.3	30.0	30.6	35.3	34.5
Permanent equity investments	43.0	45.1	47.2	49.3	51.1	52.5
Other Assets	116.7	134.0	184.6	209.6	200.6	219.6
TOTAL ASSETS	**1,787.1**	**2,006.6**	**1,995.0**	**2,113.6**	**2,370.5**	**2,575.1**
LIABILITIES & STOCKHOLDERS' EQUITY						
LIABILITIES						
Securities & Derivatives	**104.4**	**254.5**	**170.3**	**31.8**	**109.1**	**54.4**
Repo Operations	104.4	254.5	170.3	31.8	109.1	54.4
Other Account Payable	**86.0**	**158.5**	**156.2**	**181.3**	**101.8**	**118.1**
Income Tax & Employee profit sharing provision	48.9	110.7	117.3	141.9	60.2	74.3
Sundry creditors & other accounts payable	37.1	47.8	38.9	39.4	41.6	43.8
Deferred taxes	79.4	34.1	41.0	86.3	130.7	181.3
Total Liabilities	**269.9**	**447.1**	**367.4**	**299.4**	**341.6**	**353.8**
STOCKHOLDERS' EQUITY						
Suscribed capital	**712.0**	**714.3**	**802.2**	**797.4**	**799.9**	**801.4**
Paid-in capital	712.0	714.3	802.2	797.4	799.9	801.4
Earned Capital	**805.2**	**845.3**	**825.4**	**1,016.8**	**1,229.0**	**1,419.9**
Capital reserves	90.3	90.6	107.0	106.4	106.7	106.9
Retained earnings	604.3	936.7	833.7	828.7	831.3	1,346.0
Valuation effect in assoc. & affiliated companies	36.3	34.2	34.4	34.8	34.5	34.7
Surplus (deficit) of equity restatement	(255.3)	(256.1)	(256.3)	(254.7)	(255.5)	(256.0)
Net icome	329.5	39.8	106.5	301.7	512.0	188.4
Stockholders' Equity	**1,517.2**	**1,559.5**	**1,627.6**	**1,814.2**	**2,028.9**	**2,221.3**
Total Liabilities & Stockholders´ Equity	**1,787.1**	**2,006.6**	**1,995.0**	**2,113.6**	**2,370.5**	**2,575.1**

SEGUROS INBURSA

Income Statement Including Monetary Adjustments
MM of constant pesos as of March 31, 2007

	4Q05	1Q06	2Q06	3Q06	4Q06	1Q07
Premiums written	2,666.5	2,139.3	2,585.5	2,119.3	2,523.6	2,522.4
Premiums ceded	634.8	263.0	525.6	434.4	585.6	560.6
Retained Premiums	**2,031.7**	**1,876.4**	**2,059.9**	**1,684.9**	**1,938.0**	**1,961.8**
Increased in reserve for unearned premiums	**226.2**	**103.1**	**374.4**	**(342.0)**	**66.4**	**42.0**
Retained earned premiums	**1,805.5**	**1,773.2**	**1,685.5**	**2,026.9**	**1,871.7**	**1,919.8**
Net Acquisition Cost	**250.9**	**246.3**	**298.4**	**276.0**	**265.4**	**269.2**
Commisions to agents	187.7	154.0	163.3	165.6	204.1	187.6
Additional compensation to agents	50.2	53.0	78.1	84.3	55.4	67.1
Commisions for re-insurance taken	(0.0)	0.1	0.5	2.8	1.2	0.1
Commisions for re-insurance given	(104.9)	(42.5)	(48.9)	(72.3)	(100.9)	(97.6)
Coverage on losses excess	42.4	44.8	44.8	53.0	51.7	53.5
Others	75.4	36.9	60.5	42.5	53.9	58.4
Net cost of claims and contractual obligations	**1,326.0**	**1,237.7**	**1,471.5**	**1,461.0**	**1,388.0**	**1,382.9**
Claims and other contractual obligations	1,901.9	1,174.8	1,477.5	1,418.2	1,368.6	1,389.1
Claims recovered from re-insurance	575.8	(63.0)	6.1	(42.8)	(19.4)	6.2
Other claims	0.0	0.0	0.0	0.0	0.0	0.0
Technical Income	**228.5**	**289.1**	**(84.3)**	**289.8**	**218.3**	**267.8**
Net Increase in other technical reserve	**(56.5)**	**0.7**	**41.4**	**(17.4)**	**183.2**	**2.9**
Catastrophic risks reserves	40.7	0.8	41.4	(17.3)	183.2	3.0
Preventions reserves	(97.1)	0.0	0.0	0.0	0.0	0.0
Contingency claim reserves	(0.0)	(0.0)	0.0	(0.0)	(0.0)	(0.0)
Other reserves	(0.0)	(0.0)	0.0	(0.0)	(0.0)	(0.0)
Gross profit	**285.0**	**288.4**	**195.3**	**307.2**	**35.1**	**264.8**
Net operating expenses	**284.7**	**185.9**	**195.3**	**205.0**	**338.3**	**183.4**
Administrative and operating expenses	22.8	(60.2)	(66.7)	(61.6)	45.2	(79.7)
Personnel expenses	249.0	232.3	247.6	251.9	278.0	248.5
Depreciation and amortization	13.0	13.9	14.4	14.6	15.0	14.7
Operating Profits	**0.3**	**102.5**	**(321.0)**	**102.2**	**(303.1)**	**81.4**
Net Financial Income	**55.9**	**163.4**	**481.4**	**115.9**	**775.6**	**457.3**
On investments	52.2	51.8	200.5	104.1	137.7	105.8
Investments sales	172.9	122.8	115.7	133.0	97.8	82.7
Investments revaluation	24.8	35.6	87.2	105.0	722.7	356.0
Charges on premiums	22.4	22.0	23.1	25.6	24.4	23.6
Others	2.0	4.9	(19.1)	5.0	7.5	2.0
Forex	(25.9)	33.6	45.4	(25.3)	(18.7)	21.9
REPOMO	(192.6)	(107.3)	28.6	(231.5)	(195.7)	(134.7)
Income before income taxes & employee profit sharing	**56.2**	**265.9**	**160.4**	**218.1**	**472.5**	**538.7**
Provision for income tax	49.4	61.3	30.3	83.6	115.4	138.3
Provision for employee profit sharing	8.8	21.4	25.4	26.4	56.4	49.6
Subsidiaries results	100.7	77.5	92.1	48.3	49.5	83.8
Net income	**98.6**	**260.7**	**196.9**	**156.4**	**350.2**	**434.6**

SEGUROS INBURSA

BALANCE SHEET Including Monetary Adjustments

MM of constant pesos as of March 31, 2007

ASSETS	4Q05	1Q06	2Q06	3Q06	4Q06	1Q07
Investments	**15,687.6**	**16,521.0**	**17,616.6**	**17,328.7**	**17,768.0**	**18,382.3**
Securities	**14,151.2**	**14,912.7**	**15,957.5**	**15,654.5**	**16,076.6**	**16,698.2**
Government	7,737.0	8,093.6	10,679.8	10,442.6	7,953.5	10,221.8
Private companies	4,471.5	5,086.5	3,363.7	3,150.6	5,345.0	3,272.0
Debt Instruments	3,475.7	4,163.8	2,394.1	1,971.6	3,967.9	1,811.7
Equities	995.8	922.7	969.6	1,179.0	1,377.1	1,460.3
Net unrealized gain on valuation	1,934.4	1,714.7	1,903.6	2,029.9	2,751.0	3,161.3
Interest debtors	8.3	17.8	10.4	31.3	27.1	43.1
Loans	**528.1**	**532.8**	**562.8**	**563.7**	**555.7**	**547.2**
On policies	141.2	144.8	158.4	153.1	158.6	163.7
Secured	368.4	365.3	370.5	375.0	350.1	340.1
Unsecured	0.3	0.3	0.3	0.0	0.8	0.0
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0	0.0
Past due loans	28.3	32.6	44.0	45.3	55.3	52.6
Interest debtors	3.2	3.1	3.0	3.3	3.5	3.1
Allowance for write-offs	(13.4)	(13.3)	(13.3)	(13.1)	(12.5)	(12.4)
Real estate	**1,008.4**	**1,075.5**	**1,096.2**	**1,110.5**	**1,135.7**	**1,136.8**
Real estate	87.0	92.6	116.2	131.9	158.5	161.3
Net unrealized gain on valuation	985.0	1,048.4	1,048.3	1,049.3	1,050.2	1,050.7
Depreciation	(63.6)	(65.6)	(68.3)	(70.6)	(72.9)	(75.2)
Investments for labor obligations	757.8	792.5	797.0	810.0	885.5	914.5
Current assets	**529.7**	**124.2**	**(40.3)**	**(21.0)**	**26.6**	**(74.2)**
Cash and banks	529.7	124.2	(40.3)	(21.0)	26.6	(74.2)
Debtors	**2,599.9**	**2,372.3**	**2,329.6**	**2,052.2**	**2,542.1**	**2,639.3**
Premium debtors	2,364.0	2,129.1	2,143.6	1,914.1	2,391.3	2,479.8
Agents and adjusters	2.8	1.1	0.9	3.6	3.4	7.5
Notes receivable	64.0	60.5	64.4	52.8	55.0	52.1
Employee loans	57.3	61.1	59.8	54.4	48.3	52.6
Other	145.0	154.4	95.7	62.5	78.1	81.4
Allowance for write-offs	(33.2)	(33.9)	(34.9)	(35.2)	(34.1)	(34.1)
Reinsurers and rebonders	**1,253.1**	**892.0**	**1,041.8**	**1,125.0**	**1,176.0**	**1,630.0**
Insurance and bonding companies	39.7	43.7	99.9	134.1	82.1	494.0
Retained deposits	0.5	0.5	0.5	0.5	0.5	0.5
Reinsurens share of unsettled claims	1,212.5	847.5	941.0	990.1	1,093.0	1,135.2
Reinsurens share of unearned premiums	0.3	0.3	0.3	0.3	0.3	0.3
Other assets	**842.8**	**500.3**	**465.7**	**312.4**	**355.2**	**372.8**
Furniture and equipment (net)	122.2	117.4	115.1	117.6	120.1	119.8
Foreclosed and repossessed assets	0.4	0.4	0.4	0.4	0.4	0.4
Sundry	720.2	382.5	350.1	194.4	234.7	252.6
Total assets	**21,670.9**	**21,202.3**	**22,210.3**	**21,607.4**	**22,753.3**	**23,864.7**

LIABILITIES	4Q05	1Q06	2Q06	3Q06	4Q06	1Q07
Technical reserves	**15,847.3**	**15,525.6**	**16,132.8**	**15,603.8**	**15,970.1**	**16,270.2**
Unearned premiums	**8,162.6**	**8,336.9**	**8,810.0**	**8,390.0**	**8,408.7**	**8,512.9**
Life	5,579.0	5,822.6	6,254.7	5,943.1	5,614.8	5,692.3
Accident and health	2,575.7	2,506.4	2,547.3	2,439.1	2,786.3	2,813.0
Current bonds	7.9	7.9	7.9	7.8	7.6	7.6
Contractual obligations	**4,467.7**	**3,970.8**	**4,063.6**	**3,971.9**	**4,136.4**	**4,329.4**
Losses and maturities	3,361.6	2,823.9	2,853.5	2,763.4	2,951.7	3,136.5
Reserve for incurred but not reported losses	285.0	316.1	324.3	340.4	297.5	307.0
Policy dividends	220.0	206.8	242.9	227.2	244.1	240.1
Managed insurance funds	574.9	603.3	613.7	607.2	591.7	603.8
Deposits premiums	26.2	20.7	29.1	33.7	51.5	41.9
Prevision	**3,217.0**	**3,217.8**	**3,259.2**	**3,241.8**	**3,425.0**	**3,427.9**
Prevision	7.6	7.5	7.5	7.4	7.3	7.2
Catastrophic	3,205.7	3,206.5	3,247.8	3,230.7	3,414.0	3,417.1
Contingency	2.4	2.4	2.4	2.3	2.3	2.3
Specials	1.4	1.4	1.5	1.4	1.4	1.4
Provision for labor obligations at retirement	**756.7**	**792.1**	**795.9**	**810.4**	**884.1**	**913.0**
Creditors	**275.2**	**244.5**	**283.4**	**329.3**	**352.0**	**313.5**
Agents and adjusters	228.0	184.9	210.5	251.6	263.0	233.4
Managed loss funds	6.4	8.6	17.0	8.4	23.3	23.8
Sundry	40.7	51.0	55.9	69.3	65.7	56.3
Reinsurers and rebonders	**641.4**	**306.1**	**530.6**	**337.0**	**486.0**	**715.1**
Insurance and bonding companies	640.6	305.3	529.7	336.3	485.3	714.3
Retained deposits	0.8	0.8	0.8	0.7	0.8	0.8
Other liabilities	**1,252.0**	**1,101.8**	**1,177.1**	**1,213.0**	**1,405.7**	**1,561.3**
Provision for employee profit sharing	178.0	235.2	223.4	280.5	200.2	87.1
Other liabilities	457.0	372.8	415.8	372.6	410.7	563.5
Deferred credits	617.1	493.8	537.9	559.9	794.8	910.7
Total liabilities	**18,772.6**	**17,970.0**	**18,919.7**	**18,293.6**	**19,097.9**	**19,773.1**
Stockholders' equity						
Paid in capital	**1,038.7**	**1,038.7**	**1,038.7**	**1,038.7**	**1,038.7**	**1,038.7**
Capital stock	1,038.7	1,038.7	1,038.7	1,038.7	1,038.7	1,038.7
Reserves	**2,339.3**	**2,339.3**	**2,522.4**	**2,522.4**	**2,522.4**	**2,153.8**
Legal	217.1	217.1	274.9	274.9	274.9	274.9
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0
Other	2,122.2	2,122.2	2,247.4	2,247.4	2,247.4	1,878.8
Unrealized gain on valuation of real estate	30.0	30.0	30.0	30.0	19.1	19.0
Subsidiaries	69.7	80.3	330.6	333.5	336.5	337.7
Retained earnings	309.2	887.4	316.2	180.8	180.8	1,514.8
Net income	578.3	260.7	457.6	613.9	964.2	434.6
Excess (insufficient) on Stockholders' actualization	(1,466.8)	(1,404.1)	(1,404.7)	(1,405.5)	(1,406.2)	(1,406.8)
Total stockholders' equity	**2,898.4**	**3,232.3**	**3,290.6**	**3,313.8**	**3,655.4**	**4,091.7**
Total liabilities and stockholders' equity	**21,670.9**	**21,202.3**	**22,210.3**	**21,607.4**	**22,753.3**	**23,864.7**

PENSIONES INBURSA

Income Statement Including Monetary Adjustments

MM of constant pesos as of March 31, 2007	4Q05	1Q06	2Q06	3Q06	4Q06	1Q07
Premiums written	198.2	116.7	36.1	7.4	14.1	2.6
Premiums ceded	0.0	0.0	0.0	0.0	0.0	0.0
Retained Premiums	**198.2**	**116.7**	**36.1**	**7.4**	**14.1**	**2.6**
Increased in reserve for unearned premiums	**98.2**	**84.8**	**(31.6)**	**(137.1)**	**(12.6)**	**(39.2)**
Retained earned premiums	**99.9**	**31.9**	**67.7**	**144.5**	**26.7**	**41.9**
Net Acquisition Cost	**17.5**	**7.8**	**2.7**	**0.5**	**(1.4)**	**0.1**
Commisions to agents	0.0	0.0	0.0	0.0	0.0	0.0
Additional compensation to agents	0.0	0.0	0.0	0.0	0.0	0.0
Commisions for re-insurance taken	0.0	0.0	0.0	0.0	0.0	0.0
Commisions for re-insurance given	0.0	0.0	0.0	0.0	0.0	0.0
Coverage on losses excess	0.0	0.0	0.0	0.0	0.0	0.0
Others	17.5	7.8	2.7	0.5	(1.4)	0.1
Net cost of claims and contractual obligations	**203.1**	**201.1**	**203.3**	**198.1**	**193.8**	**192.7**
Claims and other contractual obligations	203.1	201.1	203.3	198.1	193.8	192.7
Claims recovered from re-insurance	0.0	0.0	0.0	0.0	0.0	0.0
Other claims	0.0	0.0	0.0	0.0	0.0	0.0
Technical Income	**(120.6)**	**(177.0)**	**(138.2)**	**(54.2)**	**(165.7)**	**(150.9)**
Net Increase in other technical reserve	**18.9**	**7.3**	**6.7**	**(2.1)**	**10.2**	**2.5**
Catastrophic risks reserves	0.0	0.0	0.0	0.0	0.0	0.0
Preventions reserves	0.0	0.0	0.0	0.0	0.0	0.0
Contingency claim reserves	1.6	1.2	(1.1)	(3.3)	(0.7)	(1.3)
Other reserves	17.3	6.1	7.8	1.2	10.9	3.8
Gross profit	**(139.5)**	**(184.3)**	**(144.9)**	**(52.1)**	**(175.9)**	**(153.4)**
Net operating expenses	**6.0**	**5.8**	**5.0**	**4.7**	**4.8**	**4.8**
Administrative and operating expenses	5.6	5.2	4.3	4.0	4.1	4.1
Personnel expenses	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation and amortization	0.5	0.7	0.7	0.7	0.7	0.7
Operating Profits	**(145.5)**	**(190.2)**	**(149.8)**	**(56.8)**	**(180.7)**	**(158.2)**
Net Financial Income	**237.1**	**305.2**	**298.9**	**167.0**	**299.2**	**298.7**
On investments	279.8	265.6	260.4	260.9	258.7	251.1
Investments sales	19.8	3.0	1.2	1.1	5.4	20.5
Investments revaluation	187.7	174.3	2.7	192.7	282.5	190.3
Charges on premiums	0.0	0.0	0.0	0.0	0.0	0.0
Others	0.0	0.0	0.0	0.0	0.0	0.0
Forex	0.0	0.0	0.0	0.0	0.0	0.0
REPOMO	(250.2)	(137.7)	34.6	(287.8)	(247.4)	(163.2)
Income before income taxes & employee profit sharing	**91.6**	**115.1**	**149.0**	**110.2**	**118.5**	**140.5**
Provision for income tax	0.0	0.0	0.0	0.0	0.0	0.0
Provision for employee profit sharing	43.1	25.9	36.4	25.3	26.5	34.3
Subsidiaries results	(170.6)	147.0	112.5	(62.2)	(93.7)	(121.2)
Net income	**(122.1)**	**236.2**	**225.1**	**22.7**	**(1.7)**	**(15.1)**

PENSIONES INBURSA

BALANCE SHEET

MM of constant pesos as of March 31, 2007

ASSETS	4Q05	1Q06	2Q06	3Q06	4Q06	1Q07
Investments	**16,863.6**	**17,153.8**	**17,329.7**	**17,210.2**	**17,135.6**	**17,073.3**
Securities	**16,863.6**	**17,153.8**	**17,329.7**	**17,210.2**	**17,135.6**	**17,073.3**
Government	10,095.7	9,390.1	9,194.6	9,028.6	8,844.9	8,955.0
Private companies	3,463.7	4,339.0	4,476.5	4,588.5	4,453.4	4,424.8
Debt Instruments	3,040.7	3,916.0	4,053.4	4,165.5	4,030.4	4,001.8
Equities	423.1	423.0	423.1	423.0	423.0	422.9
Net unrealized gain on valuation	2,979.0	3,270.8	3,359.7	3,439.8	3,537.6	3,542.1
Interest debtors	325.2	153.9	298.9	153.3	299.8	151.3
Loans	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
On policies	0.0	0.0	0.0	0.0	0.0	0.0
Secured	0.0	0.0	0.0	0.0	0.0	0.0
Unsecured	0.0	0.0	0.0	0.0	0.0	0.0
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0	0.0
Past due loans	0.0	0.0	0.0	0.0	0.0	0.0
Interest debtors	0.0	0.0	0.0	0.0	0.0	0.0
Allowance for write-offs	0.0	0.0	0.0	0.0	0.0	0.0
Real estate	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Real estate	0.0	0.0	0.0	0.0	0.0	0.0
Net unrealized gain on valuation	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation	0.0	0.0	0.0	0.0	0.0	0.0
Investments for labor obligations	0.0	0.0	0.0	0.0	0.0	0.0
Current assets	**0.4**	**1.0**	**0.9**	**1.0**	**3.7**	**1.7**
Cash and banks	0.4	1.0	0.9	1.0	3.7	1.7
Debtors	**5.5**	**7.4**	**2.5**	**0.3**	**2.8**	**1.1**
Premium debtors	4.7	7.8	2.2	(0.0)	0.0	0.0
Agents and adjusters	0.0	0.0	0.0	0.0	0.0	0.0
Notes receivable	0.2	0.2	0.2	0.2	0.2	0.2
Employee loans	0.0	0.0	0.0	0.0	0.0	0.0
Other	6.0	6.0	7.4	7.6	10.7	9.4
Allowance for write-offs	(5.4)	(6.6)	(7.3)	(7.5)	(8.1)	(8.5)
Reinsurers and rebonders	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Insurance and bonding companies	0.0	0.0	0.0	0.0	0.0	0.0
Retained deposits	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurens share of unsettled claims	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurens share of unearned premiums	0.0	0.0	0.0	0.0	0.0	0.0
Other assets	**120.9**	**13.0**	**63.2**	**77.8**	**111.1**	**142.4**
Furniture and equipment (net)	0.0	0.0	0.0	0.0	0.0	0.0
Foreclosed and repossessed assets	0.0	0.0	0.0	0.0	0.0	0.0
Sundry	120.9	13.0	63.2	77.8	111.1	142.4
Total assets	**16,990.5**	**17,175.3**	**17,396.2**	**17,289.2**	**17,253.2**	**17,218.5**

LIABILITIES	4Q05	1Q06	2Q06	3Q06	4Q06	1Q07
Technical reserves	**14,190.3**	**14,269.0**	**14,234.9**	**14,079.1**	**14,021.5**	**13,969.3**
Unearned premiums	**13,484.4**	**13,545.0**	**13,488.5**	**13,322.6**	**13,286.9**	**13,223.1**
Life	13,484.4	13,545.0	13,488.5	13,322.6	13,286.9	13,223.1
Accident and health	0.0	0.0	0.0	0.0	0.0	0.0
Current bonds	0.0	0.0	0.0	0.0	0.0	0.0
Contractual obligations	**55.5**	**66.3**	**81.9**	**94.2**	**62.0**	**71.2**
Losses and maturities	52.9	62.9	81.7	94.2	61.9	71.1
Reserve for incurred but not reported losses	0.0	0.0	0.0	0.0	0.0	0.0
Policy dividends	0.0	0.0	0.0	0.0	0.0	0.0
Managed insurance funds	0.0	0.0	0.0	0.0	0.0	0.0
Deposits premiums	2.6	3.4	0.2	0.0	0.1	0.1
Prevision	**650.5**	**657.8**	**664.4**	**662.3**	**672.5**	**675.0**
Prevision	0.0	0.0	0.0	0.0	0.0	0.0
Catastrophic	0.0	0.0	0.0	0.0	0.0	0.0
Contingency	269.7	270.9	269.8	266.5	265.7	264.5
Specials	380.8	386.9	394.7	395.9	406.8	410.5
Provision for labor obligations at retirement	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Creditors	**10.6**	**9.3**	**10.6**	**12.7**	**10.9**	**10.0**
Agents and adjusters	0.1	0.1	0.1	0.1	0.1	0.1
Managed loss funds	0.0	0.0	0.0	0.0	0.0	0.0
Sundry	10.5	9.2	10.6	12.7	10.9	9.9
Reinsurers and rebonders	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Insurance and bonding companies	0.0	0.0	0.0	0.0	0.0	0.0
Retained deposits	0.0	0.0	0.0	0.0	0.0	0.0
Other liabilities	**162.0**	**33.7**	**70.1**	**94.1**	**118.8**	**151.9**
Provision for employee profit sharing	156.1	27.3	63.2	85.4	108.0	139.4
Other liabilities	0.0	0.0	0.0	0.0	0.0	0.0
Deferred credits	5.9	6.3	6.9	8.7	10.8	12.5
Total liabilities	**14,362.9**	**14,312.0**	**14,315.6**	**14,186.0**	**14,151.3**	**14,131.2**
Stockholders' equity						
Paid in capital	**1,079.1**	**1,079.1**	**1,079.1**	**1,079.1**	**1,079.1**	**1,079.1**
Capital stock	1,447.0	1,443.8	1,444.6	1,438.1	1,432.6	1,429.1
(-)Unsubscribed capital	367.9	364.7	365.5	359.0	353.6	350.0
Reserves	**603.4**	**603.4**	**882.0**	**882.0**	**882.0**	**882.0**
legal	434.3	434.3	495.9	495.9	495.9	495.9
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0
Other	169.1	169.1	386.0	386.0	386.0	386.0
Unrealized gain on valuation of real estate	0.0	0.0	0.0	0.0	0.0	0.0
Subsidiaries	311.0	310.5	611.9	611.9	612.3	612.7
Retained earnings	2,896.3	3,513.0	2,925.2	2,925.2	2,925.2	3,407.6
Net income	616.7	236.2	461.3	484.0	482.4	(15.1)
Excess (insufficient) on Stockholders' actualization	(2,879.0)	(2,879.0)	(2,879.0)	(2,879.0)	(2,879.0)	(2,879.0)
Total stockholders' equity	**2,627.6**	**2,863.3**	**3,080.6**	**3,103.3**	**3,101.9**	**3,087.3**
Total liabilities and stockholders' equity	**16,990.5**	**17,175.3**	**17,396.2**	**17,289.2**	**17,253.2**	**17,218.5**

Fianzas Guardiana-Inbursa

Income Statement Including Monetary Adjustments

MM of constant pesos as of March 31, 2007	4Q05	1Q06	2Q06	3Q06	4Q06	1Q07
Premiums accepted	118.0	125.8	131.2	153.1	146.7	175.5
Premiums ceded	13.8	21.2	20.0	16.9	20.3	47.2
RETAINED PREMIUMS	**104.2**	**104.6**	**111.2**	**136.2**	**126.4**	**128.2**
Application of reserve for outstanding bonds	(0.9)	(0.1)	2.7	1.6	2.0	11.1
NET PREMIUM REVENUES	**105.1**	**104.7**	**108.5**	**134.6**	**124.5**	**117.2**
Net Acquisition Cost	**(22.5)**	**(5.6)**	**(4.7)**	**(4.4)**	**(19.4)**	**(9.1)**
Comisions to agents	0.0	0.1	0.9	0.1	0.5	0.8
Comisions for rebonding taken	(0.1)	0.0	0.0	0.0	0.1	0.0
Comisions for rebonding given	(10.6)	(8.0)	(7.8)	(7.1)	(10.7)	(13.2)
Others	(11.8)	2.3	2.2	2.5	(9.2)	3.2
Claims	77.1	71.2	62.4	58.0	76.1	96.3
Technical Income	**50.5**	**39.1**	**50.8**	**81.1**	**67.8**	**30.0**
Net increase in other technical reserves	(2.1)	(0.5)	1.1	(2.3)	(1.7)	0.6
GROSS INCOME	**52.6**	**39.6**	**49.7**	**83.3**	**69.5**	**29.4**
Net Operating Expenses	**(12.1)**	**(12.3)**	**(12.7)**	**(18.4)**	**(16.0)**	**(16.3)**
Administrative & operating expenses	(12.3)	(12.5)	(13.0)	(18.8)	(16.3)	(16.6)
Personnel expenses	0.0	0.0	(0.1)	0.1	(0.1)	0.0
Depreciation	0.2	0.2	0.3	0.4	0.4	0.2
OPERATING INCOME	**64.8**	**51.9**	**62.4**	**101.7**	**85.5**	**45.8**
Financial Income	**7.7**	**72.0**	**12.7**	**10.0**	**19.9**	**14.8**
On investments	5.7	4.1	3.1	3.1	3.1	2.6
Investments sales	13.4	69.5	15.9	14.0	16.7	14.5
Investments revaluation	2.9	5.5	(7.7)	10.7	16.6	9.4
Others	0.0	0.1	0.0	0.1	0.3	0.0
Repos	0.0	0.1	0.1	0.1	0.0	0.1
REPOMO	(14.4)	(7.4)	1.3	(17.9)	(16.9)	(11.8)
INCOME BEFORE TAXES	**72.4**	**123.9**	**75.1**	**111.7**	**105.3**	**60.6**
Income taxes	23.9	16.9	39.3	38.7	25.5	26.6
Subsidiaries Net Income	(6.0)	5.2	4.0	(2.2)	(3.3)	(4.3)
NET INCOME	**42.5**	**112.2**	**39.8**	**70.8**	**76.5**	**29.7**

Fianzas Guardiana-Inbursa

BALANCE SHEET Including Monetary Adjustments

MM of constant pesos as of March 31, 2007

ASSETS	4Q05	1Q06	2Q06	3Q06	4Q06	1Q07
Investments	**1,008.8**	**1,080.0**	**1,135.8**	**1,184.3**	**1,256.4**	**1,341.2**
Securities	**879.6**	**959.3**	**1,002.7**	**1,054.3**	**1,128.6**	**1,207.4**
Government	506.7	810.2	858.1	904.8	994.0	1,070.1
Private companies	234.6	102.2	101.8	98.5	71.0	71.1
Debt Instruments	46.7	45.9	45.4	42.8	15.9	16.4
Equities	187.9	56.3	56.4	55.7	55.1	54.7
Net unrealized gain on valuation	138.2	46.8	42.8	50.8	63.5	66.2
Interest debtors	0.1	0.2	0.0	(0.1)	0.1	0.0
Loans	**66.6**	**58.2**	**57.2**	**54.5**	**52.7**	**58.9**
Secured	59.2	54.2	55.3	50.1	47.3	46.7
Unsecured	3.0	0.9	0.9	0.9	0.9	1.6
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0	0.0
Past due loans	3.1	2.6	0.4	3.0	4.0	10.2
Interest debtors	1.2	0.4	0.5	0.5	0.5	0.4
Real estate	**62.6**	**62.4**	**75.9**	**75.5**	**75.2**	**74.9**
Real estate	7.6	7.5	7.6	7.4	7.3	7.2
Net unrealized gain on valuation	58.9	58.9	72.3	72.5	72.6	72.7
Depreciation	(3.8)	(4.0)	(4.0)	(4.4)	(4.7)	(5.0)
Investments for labor obligations	**1.8**	**1.8**	**1.8**	**1.8**	**1.9**	**2.0**
Current assets	**3.3**	**3.2**	**4.7**	**0.9**	**1.2**	**(0.4)**
Cash and banks	3.3	3.2	4.7	0.9	1.2	(0.4)
Debtors	**101.6**	**96.2**	**111.2**	**134.1**	**124.0**	**115.8**
Premium debtors	99.4	95.6	110.9	132.9	123.0	114.7
Agents	(0.0)	0.0	0.0	0.0	0.0	(0.0)
Notes receivable	0.0	0.0	0.0	0.0	0.0	0.0
Debt for bonding claimed & payed	0.0	0.0	0.0	0.0	0.0	0.0
Employee loans	0.0	0.0	0.0	0.0	0.0	0.0
Other	2.3	0.6	0.4	1.2	1.0	1.1
Allowance for write-offs	0.0	0.0	0.0	0.0	0.0	0.0
Rebonders	**17.5**	**9.0**	**5.5**	**5.2**	**12.7**	**6.0**
Bonding companies	13.3	3.4	1.7	1.6	9.3	2.6
Retained deposits	0.0	0.0	0.0	0.0	0.0	0.0
Others	0.1	0.1	0.1	0.1	0.1	0.1
Participation in rebonding	4.1	5.5	5.4	5.1	4.9	4.9
Estimation for punishments	0.0	(1.6)	(1.7)	(1.6)	(1.6)	(1.6)
Other assets	**71.4**	**95.3**	**127.4**	**159.4**	**184.7**	**208.5**
Furniture and equipment (net)	0.1	0.1	0.1	0.1	0.1	0.1
Foreclosed and repossessed assets	1.6	1.6	1.6	1.6	1.6	1.6
Sundry	69.7	93.6	125.7	157.7	183.0	206.8
Total assets	1,204.5	1,285.4	1,386.4	1,485.6	1,580.9	1,673.0

LIABILITIES	4Q05	1Q06	2Q06	3Q06	4Q06	1Q07
Technical reserves	**221.1**	**220.0**	**224.0**	**222.0**	**221.2**	**232.5**
Current bonds	51.4	50.8	53.6	53.9	54.8	65.4
Contingency bonds	169.7	169.2	170.4	168.1	166.4	167.0
Provision for labor obligations at retirement	**0.7**	**0.7**	**0.7**	**0.7**	**0.8**	**0.9**
Creditors	**7.2**	**0.1**	**8.9**	**6.1**	**9.4**	**6.4**
Agents and adjusters	0.1	0.1	0.9	0.1	0.5	0.2
Managed loss funds	0.0	0.0	0.0	0.0	0.0	0.0
Sundry	7.2	(0.1)	8.0	6.0	8.9	6.2
Rebonders	**7.4**	**10.3**	**22.5**	**16.9**	**11.8**	**37.0**
Bonding companies	1.4	4.2	16.1	12.4	7.4	32.6
Other participation	6.0	6.1	6.4	4.6	4.4	4.5
Other liabilities	**140.9**	**151.8**	**175.4**	**214.7**	**236.0**	**264.9**
Provision for employee profit sharing & incured incom	96.7	124.6	149.4	182.5	200.7	224.1
Other liabilities	20.7	20.7	21.5	25.1	24.0	28.5
Deferred credits	23.5	6.5	4.5	7.0	11.3	12.4
Total liabilities	**377.2**	**382.8**	**431.5**	**460.5**	**479.3**	**541.7**
Stockholders' equity						
Paid in capital	**154.0**	**154.0**	**154.0**	**154.0**	**154.0**	**154.0**
Capital stock	190.8	190.5	190.6	189.9	189.4	189.0
(-)Unsubscribed capital	(36.8)	(36.5)	(36.6)	(35.9)	(35.4)	(35.0)
Reserves	**112.8**	**112.8**	**133.0**	**132.9**	**132.9**	**132.9**
legal	112.8	112.8	133.0	132.9	132.9	132.9
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0
Other	0.0	0.0	0.0	0.0	0.0	0.0
Unrealized gain on valuation of real estate	41.3	3.2	3.2	3.2	3.2	3.2
Subsidiaries	10.3	9.8	20.5	20.5	20.5	20.5
Retained earnings	381.2	582.6	552.1	551.5	551.5	850.8
Net income	201.4	112.2	151.9	222.8	299.3	29.6
Excess (insufficient) on Stockholders' actualization	(73.7)	(73.7)	(59.9)	(59.8)	(59.8)	(59.7)
Total stockholders' equity	**827.3**	**900.9**	**954.9**	**1,025.1**	**1,101.6**	**1,131.3**
Total liabilities and stockholders' equity	**1,204.5**	**1,285.3**	**1,386.4**	**1,485.6**	**1,580.9**	**1,673.0**

INBURSA
Grupo Financiero

Frank Aguado
(52) 55-56-25-4900 Ext. 3351
faguadom@inbursa.com

Juan Ignacio Gonzalez
(52) 55-56-25-4900 Ext.6641
igonzalezs@inbursa.com

Fax: (52) 55-56-25-4965
www.inbursa.com

*Mexico City, July the 26th, 2007.- **Grupo Financiero Inbursa** reported today results for the second quarter ended June 30, 2007.*

HIGHLIGHTS

Grupo Financiero Inbursa posted profits of $300.6 MM USD under US GAAP as of June 2007 and $2,919.5 MM Ps under CNBV rules during the same period. If annualized theses figures represented a 16.9% and 15.7% ROE in each case.

Grupo Financiero Inbursa posted profits of $2,919.5 MM Ps in the first half 2007, this represented a 33% growth relative to 1H06. This result in mainly explained by higher operations in the different subsidiaries together with better market conditions and net unrealized gains on stocks valuation at Pensiones Inbursa. It´s worth to mention that this performance was achieved even though higher reserves creations.

Banco Inbursa´s loan portfolio stood at $73,962.6 MM Ps at the end of June 2007, a 27% increase relative to June 2006, and clients grew from 173,019 to 598,822 in the same period.

During the first six months of 2007 loan portfolio grew 27% with a better mix relative to the first half 2006. Clients grew from 173,019 in 1H06 to 598,822 in 1H07.

Seguros and Patrimonial Inbursa posted very strong 1H07 results. Premiums grew 60.6% (8.8% without Pemex), net income 53% and Stockholders´ equity 31%, as of June 2007 vs. June 2006.

Seguros Inbursa´s net income stood at $695.2 MM Ps at the end of June 2007 compared with $455.6 MM Ps obtained in the same period previous year, a 53% increase. This result is mainly explained by higher levels of operations in all lines of businesses together with sound combined ratios and higher Financial Income.

Afore Inbursa reached $117.1 MM Ps in net income during 1H07 compared with $30.8 MM Ps in 1H06.

During 1H07, net income posted profits of $117.1 MM Ps, compared with $30.8 MM Ps in 1H06. Higher assets under management and lower acquisition cost explained this result.

Arrendadora Inbursa, grew its leasing portfolio from $375.9 MM Ps in June 2006 to $1,595.4 in June 2007, 3.2 times more.

This growth was achieved in segments such as transport, automobile fleets, real state, industry and energy.

- *All figures included in this report are expressed on June 2007 constant pesos and are not audited.*
- *This press release is presented under regulation 1488 of the CNBV.*
- *As required by regulation 1488 of the CNBV, the financial margin includes only the commissions and fees involved in interest related earnings. Forex and inflationary effects on the loan portfolio are also reflected in the financial margin.*
- *There have been no material changes to the Group's accounting practices or policies during 2Q07. Therefore, the figures presented in this document are consistent with those presented in the Group's last annual report (4Q06).*
- *Consolidated figures for Banco Inbursa and for Grupo Financiero Inbursa does not include minority interest.*

	June '07
Employees	5,301
# clients (MM)	7.9
Call Center Positions	1,253
ATM's	593
Sales force	15,631

GRUPO FINANCIERO INBURSA
(with subsidiaries and consolidated)
Under US GAAP

US GAAP

Mkt Value/Book Value.	1.95
Stock price USD (June'07)	2.41
EPS (USD)	
Outstanding shares ('000)	3,000,153
Debt Rating (Banco Inbursa)	
S & P	BBB-/A-3
Fitch	BBB-/F-3

Net Income

MM USD	2Q07 $	2Q07 %	1Q07 $	% chg vs. 1Q07	2Q06 $	% chg vs. 2Q06	Jan - Dec 2007	Jan - Dec 2006	% Chg
Banco Inbursa	17.5	9%	52.1	-66%	45.2	-61%	69.6	120.7	-42%
Operadora	5.5	3%	4.9	12%	2.1	166%	10.4	3.9	165%
Seguros	59.5	29%	19.8	201%	22.6	164%	79.3	53.7	48%
Pensiones	96.7	47%	(2.4)	N.A.	16.5	N.A.	94.4	35.9	163%
Fianzas	6.9	3%	1.8	282%	1.8	293%	8.7	13.5	-35%
Inversora	16.5	8%	19.1	-14%	5.6	195%	35.6	10.4	241%
Others	1.1	1%	1.5	-27%	0.6	83%	2.6	0.4	550%
Total	**203.7**	**100%**	**96.8**	**110.4%**	**94.3**	**116.0%**	**300.6**	**238.6**	**26.0%**

- Under US GAAP **Grupo Financiero Inbursa** posted profits of $300.6 MM USD during 1H07, 26% more to the same period of the previous year. This result is mainly explained by higher level operations in the different subsidiaries together with better market conditions, and a net unrealized gains on stocks valuation in Pensiones Inbursa.

Investment by Company

MM USD	2Q07 $	2Q07 %	1Q07 $	% chg vs. 1Q07	2Q06 $	% chg vs. 2Q06
Banco Inbursa	2,064.5	56%	2,079.3	-1%	2,016.4	2%
Operadora	59.1	2%	56.0	5%	44.0	34%
Seguros	716.7	19%	669.6	7%	547.6	31%
Pensiones	503.8	14%	379.7	33%	365.3	38%
Fianzas	110.2	3%	100.3	10%	84.5	30%
Inversora	222.2	6%	201.4	10%	138.3	61%
Others	27.5	1%	45.4	-39%	9.4	191%
Total	**3,704.0**	**100%**	**3,531.7**	**4.9%**	**3,205.4**	**15.6%**

- Stockholders' equity of **Grupo Financiero Inbursa** stood at $3,704 MM USD under US GAAP vs $3,415.3 MM USD reached under the CNBV rules. Accumulated deferred taxes in the different subsidiaries together with monetary adjustments on the stockholders´ equity are the main reasons of this difference.

GFINBUR"O"
(Stock Price)



26.0
23.4
21.7
20.1
21.7
21.8
J'07
F'07
M'07
A'07
M'07
J'07

GRUPO FINANCIERO INBURSA
(with subsidiaries and consolidated)
Under CNBV Rules

Mkt Value/Book Value	2.1
Stock price (June'07)	26.04
Outstanding shares ('000)	3,000,153
Debt Rating (Banco Inbursa)	
S & P	BBB-/A-3
Fitch	BBB-/F-3

Net Income

MM Ps.	2Q07 $	2Q07 %	1Q07 $	% chg vs. 1Q07	2Q06 $	% chg vs. 2Q06	Jan - Jun 2007	Jan - Jun 2006	%chg. vs. 2006
Banco Inbursa	228.1	12%	258.4	-12%	590.2	-61%	486.6	1,013.1	-52%
Operadora	61.8	3%	47.5	30%	24.6	151%	109.3	39.0	180%
Seguros	262.5	13%	432.7	-39%	196.0	34%	695.2	455.6	53%
Pensiones	1,141.0	58%	(15.0)	N.A.	224.2	N.A.	1,126.0	459.3	145%
Fianzas	88.2	4%	29.5	199%	39.6	123%	117.7	151.3	-22%
Inversora	185.4	9%	187.6	-1%	66.4	179%	373.0	106.1	252%
Others	12.6	1%	(1.0)	N.A.	(20.8)	N.A.	11.6	(22.0)	-153%
Total	**1,979.6**	**100%**	**939.8**	**110.6%**	**1,120.2**	**76.7%**	**2,919.5**	**2,202.4**	**32.6%**

- ***Grupo Financiero Inbursa*** *posted profits of $2,919.5 in the first half 2007, this represented a 33% growth relative to 1H06. This result is mainly explained by higher operations in the different subsidiaries together with better market conditions, and net unrealized gains on stocks valuation at Pensiones Inbursa. It´s worth to mention that this performance was achieved even though higher reserves creations.*

Free Cash Flow

	MM of constant pesos as of June 30, 2007	2003	2004	2005	2006	6M06	6M07
+	Interest Income	11,605.9	11,662.4	17,777.2	14,090.3	7,403.2	6,180.2
-	Interest Expense	8,708.7	8,791.4	13,770.4	9,843.2	5,174.8	3,744.2
=	**Financial Margin**	**2,897.2**	**2,871.0**	**4,006.8**	**4,247.1**	**2,228.4**	**2,436.0**
-	Unrealized gains/losses (net of deferred taxes)	156.0	727.4	-62.4	-442.0	263.2	1,374.6
-	General Expenses	1,661.8	1,869.8	2,225.1	2,700.5	1,382.8	1,539.1
+	Commissions & Fees	1,326.9	1,764.5	1,726.9	2,069.5	944.1	970.0
+	Other Reserves	-227.2	461.4	1,361.4	1,141.4	888.8	1,528.0
+	Subsidiaries Income	2,222.7	4,225.5	2,167.1	1,960.1	1,032.8	2,171.3
-	Taxes	297.4	279.2	513.6	636.2	483.4	135.8
=	**Free Cash Flow**	**4,104.4**	**6,446.0**	**6,586.0**	**6,523.4**	**2,964.7**	**4,055.6**

Investment by Company

MM Ps.	2Q07 $	2Q07 %	1Q07 $	% chg vs. 1Q07	2Q06 $	% chg vs. 2Q06
Banco Inbursa Consolidated	24,076.0	65%	24,635.7	-2%	25,445.0	-5%
Afore	*1,236.6*	*3%*	*1,182.2*	*5%*	*866.5*	*43%*
Sinca	*2,887.8*	*8%*	*2,844.8*	*2%*	*2,747.1*	*5%*
Inmobiliaria	*849.8*	*2%*	*907.5*	*-6%*	*852.6*	*0%*
Operadora	637.5	2%	615.3	4%	515.3	24%
Seguros Inbursa Consolidated	4,293.5	12%	4,074.1	5%	3,276.6	31%
Patrimonial	*855.0*	*2%*	*782.6*	*9%*	*563.6*	*52%*
Salud	*127.0*	*0%*	*115.5*	*10%*	*141.4*	*-10%*
Pensiones Inbursa Consolidated	4,215.8	11%	3,074.1	37%	3,067.4	37%
Promotora	*2,058.1*	*6%*	*873.5*	*136%*	*1,202.7*	*71%*
Fianzas	1,214.8	3%	1,126.5	8%	950.8	28%
Inversora	2,397.6	6%	2,211.8	8%	1,620.6	48%
Others	287.0	1%	584.0	-51%	146.9	95%
Total	**37,122.2**	**100%**	**36,321.7**	**2%**	**35,022.6**	**6%**

- *Stockholders´ equity of Grupo Financiero Inbursa stood at $37,122.2 MM Ps as of June 2007, a 6% increase relative to the same period previous year. It is worth to recall, that in May 2007, GFI paid a $1,200 MM Ps dividend. If adjusted, stockholders´ equity growth would have been 9.4% in the same period.*

Sources & Uses of Funds
(MM Ps as of June 2007)

	SOURCES					
	Stockholders' Equity	Debt	Reserves	Deferred Taxes	Other Liabilities	Total
Banco Inbursa	24,076.0	57,886.5	10,107.9	591.0	17,170.2	**109,831.6**
Seguros and Patrimonial Inbursa	4,293.5		16,855.9	1,045.2	5,369.6	**27,564.1**
Pensiones Inbursa	4,215.8		13,854.2	15.7	81.2	**18,166.9**
Inversora Bursátil	2,397.6	46.9		218.6	250.2	**2,913.4**
Operadora Inbursa	637.5			106.9	40.4	**784.9**
Fianzas G-Inbursa	1,214.8		237.0	15.9	132.1	**1,599.7**
Others	287.0					**287.0**
TOTAL	**37,122.2**	**57,933.4**	**41,055.0**	**1,993.2**	**23,043.7**	**161,147.5**

	USES					
	Investment* Portfolio	Loan Portfolio	Fixed Income MM Portfolio	Fixed Assets	Other Assets	Total
Banco Inbursa	8,517.0	73,962.6	17,684.0	632.1	9,035.9	**109,831.6**
Seguros and Patrimonial Inbursa	5,213.9	539.7	13,643.5	1,475.9	6,691.1	**27,564.1**
Pensiones Inbursa	4,940.2		13,183.0		43.7	**18,166.9**
Inversora Bursátil	107.8		2,395.0	33.9	376.6	**2,913.4**
Operadora Inbursa	652.1		83.3		49.5	**784.9**
Fianzas G-Inbursa	82.1	57.0	1,243.0	132.9	84.5	**1,599.7**
Others					287.0	**287.0**
TOTAL	**19,513.1**	**74,559.3**	**48,231.9**	**2,274.9**	**16,568.4**	**161,147.5**

*: Includes stocks and investments in other subsiciaries (i.e. Sinca, Afore...)

Assets under Management: $895,441.6
Assets in Custody: $1,785,975.6

BANCO INBURSA Under US GAAP
(MM USD)

Net Income

	2Q07 MM USD	1Q07 MM USD	2Q06 MM USD	Jan - Jun '07 MM USD	Jan - Jun '06 MM USD
Net income under CNBV GAAP	20.1	23.1	47.6	43.2	84.3
Adjustments of monetary position	(11.4)	27.8	(4.0)	16.4	19.8
Adjustments on deferred liabilities	10.0	(0.5)	1.4	9.5	15.2
Others	(1.2)	1.7	0.2	0.5	1.4
Net Increase	(2.6)	29.0	(2.4)	26.3	36.4
Net Income Under US GAAP	**17.5**	**52.1**	**45.2**	**69.5**	**120.7**

- Under US GAAP Banco Inbursa posted profits of of $65.5 MM USD in 1H07 compared with $43.2 MM USD under the CNBV rules, $26.3 MM USD more. This result is mainly explained by add-backs on monetary positions and deferred liabilities.

Stockholders' Equity

	2Q07 MM USD	1Q07 MM USD	2Q06 MM USD
Stockholders´equity under CNBV GAAP	2,172.8	2,236.6	2,183.2
Deferred Taxes	158.4	159.4	139.9
Derivatives	(153.6)	(181.3)	(314.4)
Others	(106.4)	(135.4)	7.7
Net Decrease	(101.6)	(157.3)	(166.8)
Stockholders´Equity Under US GAAP	**2,071.2**	**2,079.3**	**2,016.4**

- Stockholders' equity resulted in $2,071.2 MM USD under US GAAP in June 2006. Under CNBV rules Banco Inbursa´s stockholders´ equity stood at $2,172.8 MM USD, $101.6 MM USD more. The difference is basically explained by $158.4 MM USD add-backs coming from deferred taxes as well as deductions of $153.6 MM USD from derivatives and other adjustments of $106.4 MM USD.

BANCO INBURSA
(Commercial & Investment Banking)

Banco Inbursa posted profits of $486.6 MM Ps during 1H07 compared with $1,013.1 MM Ps obtained in 1H06. This result is explained by: 1) $516.7 MM Ps more in loan loss provisions and 2) $568.9 MM Ps less in market related income due to the fixed rate funding swap position Mark to Market compared with 1H06. If adjusted by these effects, net income was 55% higher in 1H07 vs 1H06.

As of June 2007, Demand Deposits stood at $29,288.4 MM Ps, a 11.3% increase relative to June 2006. This result in mainly explained by the Inbursa CT account that represented 87.4% of these deposits.

Financial Margin

As of June 2007 financial margin stood at $2,025.2 MM Ps, a 7.2% increase compared with same period previous year, this growth is mainly explained by a reduction on interest expenses and lower monetary adjustments. Financial margin before monetary position adjustments stood at $2,214.2 MM Ps.

Market Related Income

Market related income posted profits of $148.5 MM Ps at the end of June 2007 compared with $717.4MM Ps during 1H06. This result is mainly explained by the fixed rate swap position due to lower levels of the long term interest rates observed during the first six months of the 2007 relative to those of June 2006.

Loan Loss Reserves

Loan loss reserves increased $1,326.5 MM Ps during the first half of 2007, reaching $10,107.9 MM Ps on accumulated basis. This amount represented 9.7 times non-performing loans.

General Expenses

General expenses grew 16.8% compared to 1H06, this is mainly explained by the growth in acquisition cost of the retail banking products (mainly credit cards) that are included in administrative expenses.

Risk Adjusted Net Interest Income

MM Ps	2Q07	1Q07	2Q06	6M07	6M06
Interest Income	**2,465.8**	**2,421.1**	**2,710.2**	**4,886.9**	**5,761.9**
Interest on loans & securities	2,133.6	2,020.4	1,858.3	4,154.0	4,071.2
Repo´s interest income	332.3	400.7	851.9	732.9	1,690.7
Interest Expenses	**(1,333.8)**	**(1,338.9)**	**(1,762.3)**	**(2,672.7)**	**(3,663.8)**
Interest on deposits & funding	(986.2)	(952.9)	(911.1)	(1,939.1)	(1,974.5)
Repo´s interest expense	(347.6)	(386.0)	(851.2)	(733.6)	(1,689.3)
REPOMO	**79.8**	**(268.8)**	**29.4**	**(189.0)**	**(208.0)**
Financial Margin	**1,211.9**	**813.3**	**977.3**	**2,025.2**	**1,890.1**
Loan Loss Reserves (Net)	(859.1)	(467.5)	(358.0)	(1,326.5)	(809.8)
Risk Adjusted Net Interest Income	**352.8**	**345.8**	**619.3**	**698.6**	**1,080.3**

Market Related Income

MM Ps	2Q07	1Q07	2Q06	6M07	6M06
Financial Instruments Negotiable	883.0	(83.7)	52.0	799.2	(242.3)
Repos	(4.2)	4.2	(2.1)	0.0	(2.0)
Securities Purchases and Sales	(489.1)	(71.1)	(515.9)	(560.2)	(100.4)
Derivative Instruments	(444.2)	353.6	843.9	(90.6)	1,062.1
Total	**(54.5)**	**202.9**	**378.0**	**148.5**	**717.4**

Administrative and Promotion Expenses

MM Ps	2Q07	1Q07	2Q06	6M07	6M06
Personnel	35.5	34.9	29.2	70.4	57.1
Administrative Expenses	572.9	570.9	531.9	1,143.8	956.7
Contributions to IPAB	52.1	49.0	51.5	101.1	105.0
Depreciations and Amortizations	28.1	27.2	27.5	55.2	54.9
Administrative and Promotion Expenses	**688.6**	**682.0**	**640.0**	**1,370.6**	**1,173.8**

- ***Figures in this report are not audited. Even though they were prepared with the same accounting principles and policies used in the latest audited annual Financial Statements.***
- ***Figures must be understood and analyzed just for the quarter. The best reference to compare are the December 2006 audited Financial Statements.***
- ***All figures included in this report are in addition to the Financial Statements.***

Earnings from Subsidiaries

Earnings from subsidiaries posted $152.0 MM Ps profits in 1H07 compared with losses of $36.8 MM Ps during the same period previous year. This result is mainly explained by better results in both, Afore Inbursa and Sinca Inbursa.

Income Statement Selected Figures

MM Ps	2Q07	1Q07	2Q06	6M07	6M06
OTHER EXPENSES / INCOME	**175.2**	**63.3**	**162.2**	**238.5**	**213.8**
Charge Offs & Other Losses	(3.2)	(1.6)	(5.4)	(4.8)	(6.0)
Recoveries	0.0	0.0	0.0	0.0	0.0
Repomo	26.2	(14.9)	13.7	11.2	(36.3)
Other Income	152.2	79.9	153.9	232.1	256.1
EARNINGS FROM SUBSIDIARIES	**120.6**	**31.4**	**33.1**	**152.0**	**(36.8)**
Sinca Inbursa	26.3	30.0	18.8	56.3	(64.5)
Afore Inbursa	94.3	1.4	14.2	95.7	27.7
MONETARY POSITION RESULTS	**105.9**	**(283.8)**	**15.5**	**536.1**	**(172.0)**
Repomo - Margin	79.8	(268.8)	29.2	-189.0	-208.3
Repomo - Other expenses	26.1	(14.9)	-13.7	11.2	36.3

SINCA INBURSA

Current Investment Portfolio

MM Ps	Description	% Shares	Acquisition Date	Book Value Investment	%
Infraestructura y Transporte México	Railroad	8.25%	Aug-06	1,075.8	49.6%
Controladora Vuela Compañía de Aviación	Air Line	25.00%	Oct-05	354.1	16.3%
Casas URVITEC	House Developer	22.22%	Feb-07	206.5	9.5%
Pure Leasing	Leasing	49.00%	Jan-06	193.1	8.9%
Grupo Acir	Radio Broadcast	20.00%	Aug-96	93.7	4.3%
Grupo IDESA	Petrochemical	9.45%	Aug-06	93.6	4.3%
Quality Films	Films distribution	30.00%	Dec-05	54.5	2.5%
Laboratorio Médico Polanco	Health	49.00%	Aug-06	47.0	2.2%
Argos Comunicación	Media Content	30.00%	Feb-07	41.4	1.9%
Others				7.5	0.3%
Total				**2,167.2**	**100.0%**

It´s worth to mention that the investments of Sinca Inbursa are registered at book value net of goodwill (which is later amortized), and the contribution to the results of the company are thru the equity method.

Loan Portfolio and Asset Quality

Loan portfolio stood at $73,963 MM Ps at the end of June 2007, a 27.4% increase relative to June 2006. This increase was due to more credits in commercial (mainly SME´s), consumer and loans to states and municipalities during the half. It is worth to recall that $325.4 MM Ps of housing loan portfolio is booked in the insurance company that added to the bank loan portfolio accumulated $1,122.4 MM Ps for GFI.

Credit Cards grew 3.7 times compared to 1H06, from 150,793 in June 2006 to 559,409 in June 2007. As of June, credit cards loan portfolio was $2,098.6 MM Ps.

Loan Portfolio in Pesos represented 72% of the total Loan Portfolio.

Loan loss reserves grew from $8,673 MM Ps in 1H06 to $10,108 MM Ps in 1H07, representing a 16.5% increase and a coverage ratio to non performing loans of 9.7 times .

Loan Portfolio

MM Ps	2Q07	%	1Q07	%	2Q06	%
TOTAL LOAN PORTFOLIO	**73,963**	**100%**	**68,713**	**100%**	**58,044**	**100%**
Commercial	58,659	79%	52,905	77%	48,825	84%
Financial Institutions	5,031	7%	6,657	10%	2,854	5%
Consumer	6,574	9%	5,965	9%	4,035	7%
Housing	797	1%	774	1%	804	1%
Governments	1,855	3%	1,525	2%	787	1%
PAST DUE LOANS	**1,047**	**1.4%**	**888**	**1.3%**	**738**	**1.3%**
LOAN LOSS RESERVES	**10,108**	**14%**	**9,326**	**14%**	**8,673**	**15%**

	2Q07	1Q07	2Q06
Pesos	72%	72%	63%
USD	28%	28%	37%
Secured *	82%	83%	84%
Unsecured	18%	17%	16%

* Collateral, real guarantees and guarantors

Banco Inbursa Selected Ratios

	2Q07	2Q06	System 1Q07
Loans / Total Assets	74.2%	65.6%	53.9%
NPL / Loan Portfolio	1.4%	1.3%	2.2%
LLR / NPL (times)	9.7	11.7	2.0

Non Performing Loans

At the end of the quarter, non performing loans stood at $1,047 MM Ps compared with $738 MM Ps as of June 2006, this figure represents 1.4% non performing loans to total loans ratio. It is worth to recall that in the commercial loans the total amount of loans are recorded as non perform on the day following of any default.

Non Performing Loans

MM Ps	MM Ps	%
NPL March 31, 2007	**891.5**	
- Decreases In NPL	**-152.2**	**100.0%**
* Recoveries & Restructures	-134.1	88.1%
* Write Offs	-18.1	11.9%
+ Increases In NPL	**307.7**	**100.0%**
* Exchange rate effects	-2.4	-0.8%
* New NPL	310.1	100.8%
NPL June 30, 2007	**1047.0**	

Commercial Lending

Banco Inbursa remains one of the most important bank in the Mexican system in commercial lending with a 10% market share as of March 2007. Loan portfolio remains well diversified in many sectors such as services, manufacture, transport and entertainment, among others.

Capitalization

Banco Inbursa remains a well capitalized bank with a 24.8% TIER 1 Capital ratio as of June 2007. This figure compares positively with the 15.1% ratio obtained by the market.

Value at Risk

Banco Inbursa's risk management is based on value at risk models and different methodologies such as Delta Neutral Value at risk (VAR), with different confidence levels and holding period horizons, and is complemented with stress testing analysis using hypothetical as well as historical scenarios.

The credit risk is carried out by the Credit Committee through detailed and individual analysis of each client; additionally econometric models had been implemented to evaluate the probability of default such as the anticipated loss individually and by group of risk.

The liquidity risk is measured through stress tests under low liquidity condition of the risk factors. These methodologies are supported in the suggested by Banco de Mexico in its 2019 Circular numeral M13

Loan Portfolio Breakdown by Sector


Personal Credits 10%
Government 2%
Manufacture 19%
Food, Restaurants & Hotels 4%
Comunications 8%
Financial Services 15%
Others 9%
Construction 5%
Entretainment & Telecom 5%
Commerce 18%
Transport 5%

Capitalization Ratio

MM Ps as of June 30, 2007	2Q07	1Q07	2Q06	Mkt. Avg 1Q07
Credit Risk Assets	**72,810.5**	**68,150.8**	**61,495.4**	**1,447,408.2**
Tier 1 Capital	28.4%	29.6%	34.9%	23.4%
Net Capital	28.7%	29.9%	35.2%	25.0%
Credit & Portfolio Risk Assets	**84,109.3**	**79,078.1**	**110,592.6**	**2,246,724.8**
Tier 1 Capital	24.8%	25.5%	20.5%	15.1%
Net Capital	24.8%	25.7%	21.1%	16.1%

Value at Risk * 2Q07 (MM Ps)

KIND OF RISK	MARKET VALUE	VALUE AT RISK [1]	% VAR vs TIER 1 CAPITAL
Fixed Income	48,939	(31)	-0.15%
Equity	438	(7)	-0.03%
Derivatives	(16,707)	(169)	-0.82%
Banco Inbursa	32,669	(142)	-0.69%
TIER 1 CAPITAL [2]	20,690		

[1] Value at Risk for 1 day with a confidence level of 95% and using last twelve months information

[2] Last quarter TIER 1 CAPITAL

Loan Portfolio 2Q07 (MM Ps)

Currency	Loan Portfolio	Past Due Loans	Loan Loss Reserves	Loan Loss Reserve vs Loan Portfolio (%)	Loan Loss Resrve vs Past Due Loans (Times)
USD*	19,647.9	140.8	2,744.1	13.97%	19.5
MXP	56,133.8	906.1	6,991.9	12.46%	7.7
UDI's*	1,227.5		372.1	30.31%	N.A.
Total	**77,009.2**	**1,047.0**	**10,108.0**	**13.13%**	**9.65**

* Both figures, USD and UDI's are expressed in pesos

AFORE INBURSA
(Pension Funds)

Afore Inbursa reached $522.4 MM Ps in commissions income during 1H07, 14.4% higher than the same period previous year. This is mainly explained by the 17.2% growth on assets under management. Afore Inbursa posted $117.1 MM Ps net income during the first half 2007 compared with $30.8 MM Ps in the first half of 2006. On a quarterly basis, net income reached $53.8 MM Ps.

Affiliate Base & Assets Under Management

Assets under management reached $91,519.8 MM Ps during 1H07 a 17.2% increase relative to the same period of previous year.

Market share stood at 11.7% in 2Q07. It is worth to point out that Afore Inbursa is ranked the third in the Afore system measured by assets under management.

Affiliate base accumulated 3,534,692 clients in June 2007.

Active workers base was 36.7% in 1H07 vs 38.0%, of the same period previous year.

Acquisition cost was $259.8 MM Ps in 1H07 compared with $306.6 MM Ps in 1H06, 15.2% decrease.

Stockholders´ equity stood at $1,236.6 MM Ps in the 2Q07, 42.7% more if compared with 2Q06..

Net Income

During 1H07, net income posted profits of $117.1 MM Ps compared with $30.8 MM Ps in 1H06. As mentioned above, higher assets under management and lower acquisition cost explained this result.

Selected Figures

MM Ps	2Q07	1Q07	2Q06	6M07	6M06	% chg
Comission Income	226.4	296.0	209.1	522.4	456.8	14.4%
General Expenses	**(172.3)**	**(204.8)**	**(193.0)**	**(377.1)**	**(407.5)**	**-7.5%**
Administrative Expenses	(14.6)	(15.8)	(14.9)	(30.4)	(33.4)	-9.0%
Operating Expenses	(46.7)	(40.1)	(29.6)	(86.9)	(67.5)	28.7%
Promotion Expenses	(110.9)	(148.9)	(148.5)	(259.8)	(306.6)	-15.2%
Depreciation & Amortization	(3.1)	(3.0)	(2.9)	(6.1)	(5.9)	3.5%
Operating Income	56.1	83.9	8.3	140.1	43.4	222.7%
Other Income	(0.6)	(1.0)	1.0	(1.6)	0.8	N.A.
REPOMO	4.9	(13.1)	1.3	(8.2)	(6.7)	22.2%
Net Income	53.8	63.3	11.2	117.1	30.8	280.7%
Investments	906.4	878.5	800.6	906.4	800.6	13.2%
Fixed Assets	16.4	16.9	15.9	16.4	15.9	3.0%
Total Assets	1,351.8	1,273.2	1,109.5	1,351.8	1,109.5	21.8%
Stockholders' Equity	1,236.6	1,182.2	866.5	1,236.6	866.5	42.7%

Affiliate Quality

	2Q07	1Q07	2Q06	Mkt. Share 2Q07
Affiliattes (#)	3,534,692	3,592,363	3,617,426	9.4%
Assets Under Mngmt. (MM Ps)	91,519.8	89,980.1	78,097.1	11.7%

	2Q07	1Q07	2Q06	Mkt. Avg 2Q07
Avg. Min. Wages/Affiliate	5.45	5.45	5.02	4.08
Active Workers/Affiliate	36.6%	36.7%	38.0%	44.2%


Assets Under Management
2Q05-2Q07
(MM Ps)
49,153
57,279
64,898
71,167
78,097
83,947
86,627
89,980
91,520
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07

SEGUROS INBURSA Under US GAAP
(MM USD)

Net Income

	2Q07 MM USD	1Q07 MM USD	2Q06 MM USD	Jan - Jun '07 MM USD	Jan - Jun '06 MM USD
Net income under CNSF GAAP	24.2	40.2	15.9	64.4	38.9
Reserves Adjustments	5.4	0.3	(3.5)	5.7	(3.6)
Investments Adjustments	3.7	(3.3)	(19.6)	0.4	8.8
Deferred Taxes	(8.2)	(1.3)	4.7	(9.5)	24.7
Deferred Acquisition Costs	1.6	0.0	35.2	1.6	22.9
Monetary Positions Adjustments	5.5	(12.5)	16.1	(7.0)	6.7
Others	27.3	(3.6)	(26.2)	23.7	(44.7)
Net Increase	35.3	(20.4)	6.7	14.9	14.8
Net Income Under US GAAP	**59.5**	**19.8**	**22.6**	**79.3**	**53.7**

- **Seguros Inbursa´s** net income reached $79.3 MM USD during the first six months 2007, compared with $64.4 MM USD under the CNSF rules, $14.9 MM USD more. This result is explained by add-backs from reserves and other adjustments and deductions of $9.5 MM USD and $7.9 MM USD coming from deferred taxes and monetary positions .

Stockholders' Equity

	2Q07 MM USD	1Q07 MM USD	2Q06 MM USD
Stockholders´equity under CNSF GAAP	397.9	378.5	280.6
Adjustments on Assets	19.3	21.0	71.9
Deferred Acquisition Cost	74.9	73.8	67.8
Fixed Assets	(55.6)	(52.8)	(37.5)
Others	0.0	0.0	41.6
Reserves Adjustments	220.8	472.2	416.8
Deferred Taxes	(245.9)	(312.9)	(263.0)
Others	324.6	110.8	41.3
Net Increase	318.8	291.1	267.0
Stockholders´Equity Under US GAAP	**716.7**	**669.6**	**547.6**

- **Seguros Inbursa's** Stockholders' equity resulted $716.7 MM USD under US GAAP at the end of June 2007, compared with $397.9 MM USD under CNSF rules. The difference is basically explained by: $220.8 MM USD add-backs from reserves adjustments and $19.3 MM USD from adjustments on assets as well as deductions of $245.9 MM USD from deferred taxes.

SEGUROS AND PATRIMONIAL INBURSA
(Insurance)

Seguros Inbursa´s net income stood at $695.2 MM Ps at the end of June 2007 compared with $455.6 MM Ps obtained in the same period previous year, a 53% increase. This result is mainly explained by higher level of operations in all lines of business together with sound combined ratios and higher Financial Income. It is worth to point out, that in June 2007, Seguros Inbursa got the Pemex P & C coverage for the next 20 months. This premium amounted $2,724 MM Ps and was underwrote in June with a 5% retention that will be earned 1/20th each month, starting July 2007.

Financial Information

MM Ps	2Q07	1Q07	2Q06	6M07	6M06	% chg
Direct Premiums	5,937.0	2,511.6	2,574.5	8,448.6	5,260.1	60.6%
Reserves Provisions*	617.2	41.8	372.8	659.0	475.5	38.6%
Technical Income*	(106.8)	266.7	(83.9)	159.9	204.0	-21.6%
Net Financial Income*	625.0	455.3	479.4	1,080.3	642.1	68.2%
Repomo*	58.5	(134.1)	28.5	(75.6)	(78.4)	-3.6%
Net Income	262.5	432.7	195.9	695.2	455.5	52.6%
Assets	27,564.1	23,762.6	22,115.2	27,564.1	22,115.2	24.6%
Investments	18,857.4	18,303.7	17,541.1	18,857.4	17,541.1	7.5%
Reserves	16,855.9	16,200.6	16,063.8	16,855.9	16,063.8	4.9%
Stockholders' Equity	4,293.5	4,074.2	3,276.6	4,293.5	3,276.6	31.0%

** Does not include Patrimonial Inbursa*

Combined Seguros Inbursa and Patrimonial Inbursa's total premiums grew 60.6%, this is mainly explained by growth in P & C premiums from $1,182.4 in June 2006 to $4,481.6 in June 2007, 2.8 times more.

Premiums Breakdown

Line of business	Breakdown 6M07	Growth Rate 6M07 vs 6M06	Combined Ratio 6M07	Combined Ratio 6M06	Combined Ratio 6M07	Breakdown 6M07	Growth Rate 6M07 vs 6M06
P&C	56.7%	279.0%	64.2%	72.6%	65.4%	59.5%	57.4%
Automobile	15.1%	9.0%	101.7%	96.8%	101.7%	14.2%	9.0%
Life	19.8%	-17.8%	97.5%	97.6%	97.5%	18.5%	-17.8%
A & H	8.3%	26.6%	98.0%	103.9%	98.0%	7.8%	26.6%
Total	**100%**	**68.0%**	**94.9%**	**95.6%**	**93.5%**	**100.0%**	**60.6%**

Stockholders' equity of Seguros Inbursa grew 31%, from $3,276.6 MM Ps in 1H06 to $4,293.5 MM Ps in 1H07.

PENSIONES INBURSA Under US GAAP
(MM USD)

Net Income

	2Q07 MM USD	1Q07 MM USD	2Q06 MM USD	Jan - Jun '07 MM USD	Jan - Jun '06 MM USD
Net income under CNSF GAAP	105.7	(1.4)	18.4	104.3	39.2
Reserves Adjustments	1.2	(2.4)	(1.0)	(1.2)	(0.8)
Investments Adjustments	(17.8)	5.9	1.4	(11.9)	(0.4)
Deferred Taxes	(38.9)	2.6	(7.0)	(36.3)	(0.2)
Deferred Acquisition Costs	0.2	0.0	0.0	0.2	0.0
Monetary Positions Adjustments	8.6	0.0	(3.4)	8.6	6.8
Others	37.9	(7.1)	8.1	30.8	(8.7)
Net Increase	(8.9)	(1.0)	(1.9)	(9.9)	(3.3)
Net Income Under US GAAP	**96.8**	**(2.4)**	**16.5**	**94.4**	**35.9**

- Under USGAAP, **Pensiones Inbursa** posted profits of $94.4 MM USD under US GAAP, $9.9 MM USD less if compared with the CNSF rules. This result is mainly explained by deductions of $36.3 MM USD coming from deferred taxes, as well as add-backs of $30.8 MM USD in other adjustments.

Stockholders' Equity

	2Q07 MM USD	1Q07 MM USD	2Q06 MM USD
Stockholders´equity under CNSF GAAP	389.9	285.6	262.7
Investments Adjustments	(125.2)	(65.5)	(45.4)
Reserves Adjustments	174.6	200.1	170.5
Deferred Taxes	(110.4)	(74.8)	(83.1)
Others	174.9	34.4	60.6
Net Increase	113.9	94.2	102.6
Stockholders´Equity Under US GAAP	**503.8**	**379.8**	**365.3**

- **Pensiones Inbursa's** Stockholders' equity resulted $503.8 MM USD under US GAAP in 1H=/ compared with $389.9 MM USD under CNSF rules. The difference is basically explained by: $174.6 MM USD and $174.9 MM USD add-backs from reserves and other adjustments respectively and deductions of $125.2 MM USD and $110.4 MM USD coming from investments adjustments and deferred taxes.

PENSIONES INBURSA
(Annuities)

Pensiones Inbursa´s net income posted profits of $1,126 MM Ps in 1H07 compared with $459.4 MM Ps in the same period previous year, 1.5 times more . This result is explained by Income from subsidiaries (Promotora Inbursa) that had net unrealized gains on stocks valuation of $1,028 MM Ps.

Selected Financial Information

MM Ps	2Q07	1Q07	2Q06	6M07	6M06	% chg
Direct Premiums	2.8	2.6	36.0	5.4	152.1	N.A.
Reserves Provisions	(53.1)	(39.0)	(31.5)	(92.1)	52.9	N.A.
Acquisition cost	0.0	0.1	7.8	0.1	10.5	N.A.
Technical Income	(138.3)	(150.3)	(137.6)	(288.6)	(313.8)	-8.0%
Net Financial Income	298.1	297.4	297.6	595.5	601.5	-1.0%
Repomo	69.5	(162.5)	34.4	(93.0)	(102.6)	-9.4%
Income from Subs.*	1,027.7	(120.7)	112.1	907.0	258.4	251.0%
Net Income	1,141.0	(15.0)	224.2	1,126.0	459.4	145.1%
Assets	18,166.9	17,144.8	17,321.7	18,166.9	17,321.7	4.9%
Investments	18,123.2	17,000.3	17,255.5	18,123.2	17,255.5	5.0%
Reserves	13,854.2	13,909.5	14,174.0	13,854.2	14,174.0	-2.3%
Stockholders' Equity	4,215.8	3,074.1	3,067.4	4,215.8	3,067.4	37.4%

** Promotora Inbursa*

•Stockholders´equity reached $4,215.8 MM Ps during 1H07 compared to $3,067.4 MM Ps in 1H06, 37.4% growth.

OPERADORA INBURSA
(Mutual Funds)

Funds under management stood at $42,759.7 MM Ps at the end of June 2007, compared with $35,377.9 MM Ps in June 2006, a 20.4% increase.

Funds Under Management
June, 2007



Dinbur
$5.1 bn Ps
Fixed income 100%
Equity 0%
Fonibur
$12.6 bn Ps
Equity 68%
Fixed income 32%
IGlobal
$7.2 bn Ps
Fixed income 49%
Equity 51%
Fondo Inbursa
$7.9 bn Ps
Fixed income 33%
Equity 67%
Inburex
$9.7 bn Ps
Equity 0%
Fixed income 100%

Mutual Funds
(June, 2007)

FUND	PORTFOLIO	ASSETS (MM Ps)	ANUALIZED RETURN	ANUALIZED RETURN MKT AVG.	ANUALIZED RETURN MSE
DINBUR	Fixed Income	5,159,404.6	5.80%	3.35%	
INBUREX	Fixed Income	9,669,935.5	5.80%	3.35%	
INBURSA	Stock's, Bonds $ M.M.	7,943,646.2	41.80%	32.16%	
FONIBUR	Stock's, Bonds $ M.M.	12,614,870.8	43.50%	32.16%	26.05%
IGLOBAL	Stock's, Bonds $ M.M.	7,195,909.3	37.47%	32.16%	

* MSE= Mexican Stock Exchange

INVERSORA BURSATIL
(Brokerage House)

Inversora Bursatil posted profits of $373.0 MM Ps during 1H07, 2.5 times more than $106.1 MM Ps obtained in 1H06. This result was mainly explained by more volume operated in the Mexican Stock Exchange and market related gains.

Select Figures

MM Ps.	2Q07	1Q07	2Q06	6M07	6M06	% chg
Operating Margin	251.9	258.3	89.6	510.2	142.3	258.6%
Interest Income	638.9	1,209.8	475.4	1,848.7	1,484.0	24.6%
Net Income	185.4	187.6	66.4	373.0	106.1	251.6%
Total Assets	2,913.4	2,564.1	1,986.5	2,913.4	1,986.5	46.7%
Investment Portfolio	2,395.0	2,186.2	1,539.9	2,395.0	1,539.9	55.5%
Stockholders' Equity	2,397.6	2,211.8	1,620.6	2,397.6	1,620.6	47.9%
Assets in Custody	1,785,975.6	1,397,579.1	1,085,925.7	1,785,975.6	1,085,925.7	64.5%

FIANZAS GUARDIANA INBURSA
(Bonds)

Direct premiums reached $333.6 MM Ps at the end of June 2007, that represents a 30.4% increase if compared with June 2006. Net income in the 2Q07 stood at $88.2 MM Ps which represents 2 times more if compared with 1Q07 . Stockholders´ equity grew 27.8% if compared with the same period previous year.

Select Figures

MM Ps	2Q07	1Q07	2Q06	6M07	6M06	% chg
Direct Premiums	158.9	174.7	130.6	333.6	255.9	30.4%
Technical Income	37.0	29.9	50.6	66.9	89.5	-25.3%
Earnings From Investments	2.8	2.6	3.0	5.4	7.2	-25.3%
Monetary Position	5.2	(11.8)	1.3	(6.6)	(6.1)	9.5%
Net Income	88.2	29.5	39.6	117.7	151.3	-22.2%
Total Assets	1,599.7	1,665.9	1,380.5	1,599.7	1,380.5	15.9%
Investments	1,456.6	1,335.5	1,130.9	1,456.6	1,130.9	28.8%
Reserves	237.0	231.5	223.1	237.0	223.1	6.2%
Stockholders' Equity	1,214.8	1,126.5	950.8	1,214.8	950.8	27.8%

APPENDIX
Banco Inbursa

CAPITALIZATION

(Constant MM Ps as of May 31, 2007)

TIER 1 CAPITAL			**19,225**
STOCKHOLDERS' EQUITY		23,296	
SUBORDINATED DEBT & CAPITALIZATION INSTRUMENTS			
LESS:	INVESMENT IN SUBORDINATED DEBT		
	INVESTMENTS IN FINANCIAL INSTITUTIONS	2,813	
	INVESTMENTS IN NON-FINANCIAL INSTITUTIONS	954	
	FINANCING GRANTED FOR THE AQUISITION OF SHARES OF THE BANK OR OTHER GROUP SUBSIDIARIES		
	EXCESS ON DEFERRED TAXES		
	RESTRUCTURING CHARGES & OTHER INTANGIBLES		
	PREVENTIVE RESERVES PENDING TO BE CONSTITUITED AND CONSTITUITED	303	
	OTHER ASSETS		
TIER 2 CAPITAL			**171**
CAPITALIZATION INSTRUMENTS			
GENERAL PREVENTIVE RESERVES		171	
SUBORDINATED DEBT			
TIER 1 & 2 CAPITAL			**19,396**

RISK - WEIGHTED ASSETS

MARKET RISK - WEIGHTED ASSETS	RISK WEIGHTED ASSETS	REQUIRED CAPITAL
PESO NOMINAL INTEREST RATE OPERATIONS	3,705	296
PESO OR UDI REAL INTEREST RATE OPERATIONS	309	25
FOREIGN CURRENCY NOMINAL INTEREST RATE	2,833	227
POSITION IN UDIS OR WITH A RETURN INDEXED TO INFLATION	14	1
POSITIONS IN FOREIGN CURRENCY OR INDEXED TO THE FX RATE	2,404	192
POSITIONS IN SHARES OR INDEXED TO THE PRICE OF SECURITIES	730	59
TOTAL	**9,995**	**800**

CREDIT RISK - WEIGHTED ASSETS	RISK WEIGHTED ASSETS	REQUIRED CAPITAL
GROUP I (RISK WEIGHT 0 %)		
GROUP II (RISK WEIGHT 20 %)	(131)	(11)
GROUP III (RISK WEIGHT 100 %)	73,240	5,859
SUB-TOTAL	**73,109**	**5,848**
CAPITAL REQUIREMENTS ON: PERMANENT EQUITY, FURNITURE & EQUIPMENT, PREPAYMENTS AND DEFERRED CHARGES	1,405	112
TOTAL	**74,514**	**5,960**

INVESTMENT IN SECURITIES June 30, 2007 *(Constant 000's Pesos as of June 30, 2007)*	
TRADING PORTFOLIO	**4,125,283**
Securities	1,253,304
Government Securities	360,788
Bankers' Acceptances	2,511,191
SECURITIES HELD FOR SALE	**0**
Government Securities	0
SECURITIES HOLD TO MATURITY	**1,570,756**
Credit Link	1,570,756
Mexican Government Securities	

REPURCHASE PORTFOLIO June 30, 2007 *(Constant 000's Pesos as of June 30, 2007)*	
REPURCHASE AGREEMENTS	**132,838**
Cetes	77
Bondes	130,883
Bankers' Acceptances	1,878
RESELL AGREEMENTS	**132,796**
Cetes	77
Bondes	130,841
Bankers' Acceptances	1,878

DEFERRED TAXES June 30, 2007 *(Constant 000's Pesos as of June 30, 2007)*	
TOTAL DEFERRED TAXES	**627,218**
Negotiable Financial Instruments	8,924
Stocks	33,376
Promotora's good will amortization	-1,261
Sinca's good will amortization	-6,712
UMS over price amortization	0
Buy-sell portfolio over price amort.	77,544
Forwards	187,414
Swaps	327,933

LOAN PORTFOLIO
(Constant MM Pesos as of June 30, 2007)

	2Q07 PERFORMING LOANS	2Q07 NON PERFORMING LOANS
Commercial	58,154	684
Interbank	5,031	
Consumer	6,574	278
Mortgages	797	85
Government	1,855	
Fobaproa Bonds		
Total	**72,411**	**1,047**

LOAN PORTFOLIO	2Q07
Total Loan Portfolio	73,458
Loan Loss Reserves	10,108
TOTAL LOAN PORTFOLIO (NET)	**63,350**

LOAN PORTFOLIO BREAKDOWN BY CURRENCY	PESOS	UDI´s	USD	TOTAL BANK
PERFORMING LOANS				
Commercial	41,764	1,108	15,282	**58,154**
Interbank	4,142		889	**5,031**
Consumer	6,414	117	43	**6,574**
Mortgages	794	3		**797**
Government	1,096		759	**1,855**
Fobaproa Bonds				-
Total Performing Loans	**54,210**	**1,228**	**16,973**	**72,411**
NON PERFORMING LOANS				
Commercial	593		91	**684**
Interbank				**0**
Consumer	228		50	**278**
Mortgages	85			**85**
Total Non Permorming Loans	**906**	**0**	**141**	**1,047**

INBURSA: ALLOWANCE FOR LOAN LOSS RESERVES	
Loan Loss Reserves at March 31, 2007 (constant million pesos as of June 30, 2007)	**9,328**
- Adjustment for inflation Dec ´06 - Mar ´07	38
Loan Loss Reserves at December, 2006 (million nominal pesos)	**9,366**
+ Provisions recorded during the period	864
+ Currency valuation & other	-122
Loan Loss Reserves at June 30, 2007	**10,108**

The risk rating of the lines of credit and the necessary preventive reserves are calculated according to the standard process established in the circular 1480 of the national banking and securities commission (CNBV) dated September 29, 2000

LOAN PORTFOLIO RATINGS
(Constant MM Pesos as of June 30, 2007)

	Loan Subject to Clasification	Loan Loss Reserves
LOAN PORTFOLIO	**77,009.2**	**10,107.9**
Commercial Loans	**62,388.8**	**9,047.8**
Risk "A"	19,327.7	130.9
Risk "B"	38,925.0	5,052.6
Risk "C"	275.5	58.2
Risk "D"	127.2	76.3
Risk "E"	3,733.4	3,723.5
Except Federal Government Past Due Interest		6.2
Interbank Loans	**5,031.0**	**353.7**
Risk "A"	2,738.4	18.4
Risk "B"	2,292.6	335.3
Risk "C"		
Risk "D"		
Risk "E"		
Mortgages Loans	**882.2**	**50.0**
Risk "A"	688.4	2.4
Risk "B"	92.3	1.6
Risk "C"	20.7	1.1
Risk "D"	26.6	7.0
Risk "E"	54.1	37.9
Consumer Loans	**6,852.1**	**390.5**
Risk "A"	6,011.1	30.1
Risk "B"	393.6	39.4
Risk "C"	143.4	64.5
Risk "D"	180.4	136.4
Risk "E"	123.6	120.2
Federal Government Loans	**1,855.2**	**255.5**
Risk "A"	8.3	0.1
Risk "B"	1,846.9	255.4
Risk "C"		
Risk "D"		
Risk "E"		
Aditional Reserves		**10.5**

(Constant MM Pesos as of June 30, 2007)

	PORTFOLIO		REQUIRED RESERVES	
Risk	**% of risk**	**Notional**	**% in provision**	**Notional**
A	37.4%	28,774	0% - 0.99%	182
B	56.6%	43,550	1% - 19.99%	5,684
C	0.6%	440	20% - 59.99%	124
D	0.4%	334	60% - 89.99%	220
E	5.1%	3,911	90% - 100%	3,881
Subtotal	**100%**	**77,009**		**10,091**
Plus:			**Plus:**	
Non-Classified portfolio	-	-	Aditional estimates	17
Plus:				
Exceptued portfolio	0.0%	0		
Total Credit Portfolio	**100%**	**77,009**	**Total Reserves**	**10,108**

NOTES:

1.- ACCOUNTING INFORMATION RELATIVE TO THE LOAN CLASSIFICATION OF THE PORTFOLIO FOR THE QUARTER ENDING JUNE 30 2007, WITH A RISK EXPOSURE RATE OF THE PORTFOLIO BASED UPON THE RATINGS GRANTED AS OF JUNE 30, 2006 THIS PROCEDURE FOLLOWS THE GUIDE LINES OF THE CNBV.

2.- IN ACCORDANCE WITH LOAN CLASSIFICATION RULES. THE INSTITUTION IS OBLIGED TO GRADE INDIVIDUALLY AT LEAST 80% OF ITS LOAN PORTFOLIO SUBJECT TO RATING.

3.- BASE LOAN PORTFOLIO CLASSIFIED INCLUDES CONTINGENT OPERATIONS SHOWN IN ITS CORRESPOPNDING GROUP FOR MEMORANDOM ACCOUNTS AT THE END OF THE CONSOLIDATED BALANCE SHEET REPORTED ON JUNE, 2007.

4.- IN ACCORDANCE WITH THE REGULATION 1460. PREVENTIVE RESERVES INCLUDES THE MORTGAGE PORTFOLIO PROVISIONS AS OF JUNE 30 2007 FOR $2 $2 $1 $7 AND $38 THAT CORRESPONDS TO RISKS "A", "B", "C", "D" AND "E", RESPECTIVELY.

5.- IN ACCORDANCE WITH THE REGULATION 1488. PREVENTIVE RESERVES INCLUDES THE PAST DUE LOANS INTEREST PROVISIONS FOR $6

6.- IN ACCORDANCE WITH THE REGULATION 1493. PREVENTIVE RESERVES INCLUDES THE CONSUMER PORTFOLIO PROVISIONS AS OF JUNE 2007 FOR $30 $39 $65 $136 AND $120 THAT CORRESPONDS TO RISKS "A", "B", "C", "D" AND "E", RESPECTIVELY.

7.- PREVENTIVE RESERVES INCLUDES $11 THAT CORRESPONDS TO ADITIONAL RESERVES FOR OPERATIONAL RISKS.

8.- THE OUTCOME OF THIS CREDIT RISK RATING IS INCLUDED IN THE CONSOLIDATED BALANCE SHEET REPORTED AS OF JUNE 30, 2007.

MATURITY	TOTAL
1 to 7 days	17,313
8 days to 1 month	
1 to 3 months	923,435
3 to 6 months	
6 to 9 months	4,678
9 months to 1 year	
1 to 2 years	606,346
2 to 3 years	
3 to 4 years	
4 to 5 years	
5 to 7 years	
7 to 9 years	
more than 9	
TOTAL	**1,551,772**

US GAAP
Financial Statements

GRUPO FINANCIERO INBURSA
Consolidated Income Statement
US GAAP
(MM USD)

	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07
Interest Income	309.5	288.0	237.5	224.1	375.0	200.1
Interest Expense	154.6	149.1	113.9	87.9	228.7	53.7
FINANCIAL MARGIN	**155.0**	**138.8**	**123.6**	**136.2**	**146.2**	**146.5**
Loan Loss Provisions	42.7	30.5	32.8	31.7	42.3	80.7
RISK ADJUSTED NET INTEREST INCOME	**112.2**	**108.3**	**90.8**	**104.5**	**103.9**	**65.8**
Premiums	182.8	202.6	206.1	204.4	197.5	222.1
Comissions & Tariffs	45.5	39.2	49.7	36.6	45.6	43.6
Market-Related Income	114.6	64.5	(17.7)	(83.1)	55.5	218.5
TOTAL OPERATING INCOME	**455.0**	**414.6**	**328.9**	**262.4**	**402.5**	**549.9**
Aquisiton Cost	34.4	35.7	37.6	34.3	35.4	41.2
Contrctual obligatios & other net Cost	131.6	149.8	149.4	151.6	151.5	146.9
Policies dividends	3.6	5.5	1.8	3.0	3.1	1.6
Other Insurance & Bond reserves	2.6	2.0	4.5	2.7	2.4	2.3
Administrative Expenses	84.7	81.0	74.6	83.5	69.6	81.9
OPERATING INCOME	**198.1**	**140.7**	**61.0**	**(12.6)**	**140.5**	**276.0**
Other Expenses (Products)	0.3	(2.6)	1.4	6.9	14.1	7.3
NET INCOME BEFORES TAXES	**197.8**	**143.3**	**59.5**	**(19.5)**	**126.4**	**268.8**
Incurred Income Tax	47.1	37.3	16.8	(17.7)	19.4	28.1
Deferred Income Tax	(0.9)	14.8	26.5	(40.0)	17.8	43.6
NET INCOME BEFORE SUBSIDIARIES	**151.6**	**91.2**	**16.2**	**38.2**	**89.2**	**197.1**
Participated net income from subs.	(5.6)	1.2	7.1	15.3	5.5	21.8
RESULTS FROM CONTINUED OPERATION	**146.0**	**92.4**	**23.3**	**53.5**	**94.7**	**218.8**
NET INCOME	**146.0**	**92.4**	**23.3**	**53.5**	**94.7**	**218.8**
MINORITY INTEREST	**1.7**	**(1.9)**	**0.3**	**0.9**	**(2.1)**	**15.1**

GRUPO FINANCIERO INBURSA
Consolidated Balance Sheet
US GAAP
(MM USD)

ASSETS	Mar-06	Jun-06	Sep-06	Dic-06	Mar-07	Jun-07
Cash & due from Banks	**778.9**	**1,141.4**	**1,143.2**	**850.6**	**1,166.3**	**797.4**
Financial Instruments	**4,154.6**	**3,642.3**	**4,056.4**	**3,902.6**	**4,025.8**	**4,141.9**
Negotiable	1,903.6	1,601.4	1,950.3	1,758.4	2,044.8	2,110.9
For Sale	713.0	521.2	439.3	641.1	541.2	535.6
Held to Maturity	1,538.0	1,519.6	1,666.8	1,503.1	1,439.7	1,495.5
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0
Investments in Real State for Leasing	**11.2**	**10.7**	**10.8**	**10.8**	**10.5**	**10.6**
Repos & Derivatives	**280.3**	**347.0**	**395.2**	**25.5**	**3.7**	**91.4**
Repo Operations	22.4	14.5	3.2	10.0	4.9	2.0
Securities to be received in credit Operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	257.9	332.5	392.0	15.5	(1.2)	89.4
LOANS	**5,340.3**	**4,790.4**	**5,124.1**	**5,775.5**	**5,964.9**	**6,666.7**
Commercial	4,611.9	4,066.9	4,388.2	4,723.3	4,606.6	5,345.9
Interbank	244.5	243.5	217.9	525.5	606.0	466.1
Consumer	342.5	344.3	369.4	370.7	543.0	609.0
Housing	72.1	68.6	79.8	86.1	70.4	73.8
Federal Government	69.2	67.1	68.8	69.9	138.9	171.9
FOBAPROA/IPAB	0.0	0.0	0.0	0.0	0.0	0.0
PAST-DUE LOANS	**49.6**	**63.0**	**63.5**	**55.3**	**80.8**	**97.0**
TOTAL GROSS LOANS	**5,389.8**	**4,853.4**	**5,187.6**	**5,830.8**	**6,045.7**	**6,763.7**
Loan Loss Reserves	725.9	740.0	781.9	819.1	849.0	936.4
TOTAL NET LOANS	**4,664.0**	**4,113.5**	**4,405.6**	**5,011.6**	**5,196.7**	**5,827.3**
Receivables,Sundry Debtors & Adv. Payments	906.5	1,124.5	870.9	612.1	1,075.7	2,398.1
Fixed Assets (net)	118.4	117.0	121.5	151.9	194.6	238.3
Repossessed Assets	4.1	4.0	4.8	4.9	4.5	3.7
Permanent Equity Investments	326.0	332.8	332.0	582.2	577.1	567.8
Deferred Taxes (net)	0.1	0.0	0.0	0.4	0.4	2.4
Other assets,deferred charges & intangible	269.1	252.1	289.2	282.5	295.5	286.3
TOTAL ASSETS	**11,513.2**	**11,085.4**	**11,629.5**	**11,435.2**	**12,550.9**	**14,365.1**

LIABILITIES	Mar-06	Jun-06	Sep-06	Dic-06	Mar-07	Jun-07
DEPOSITS	**4,629.9**	**3,700.2**	**4,335.0**	**4,511.4**	**4,963.3**	**5,204.6**
Demand Deposits	2,332.7	2,239.8	2,365.9	2,503.9	2,636.8	2,699.4
Time Deposits	2,297.2	1,460.4	1,969.2	2,007.5	2,326.5	2,505.2
Bank Bonds	0.0	0.0	0.0	0.0	0.0	0.0
MTN' s	0.0	0.0	0.0	0.0	0.0	0.0
Contingency claim & Premium Reserves	**2,033.6**	**2,009.8**	**2,040.2**	**2,122.3**	**2,137.6**	**2,463.7**
INTERBANK LOANS & OTHER	246.6	101.3	120.3	84.2	(20.4)	143.9
REPO & DERIVATIVES OPERATIONS	**22.4**	**14.6**	**2.8**	**10.0**	**4.5**	**2.0**
Repo Operations	22.4	14.6	2.8	10.0	4.5	2.0
Credit related operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	0.0	0.0	0.0	0.0	0.0	0.0
OTHER ACCOUNTS PAYABLE	**693.9**	**1,457.1**	**1,200.6**	**624.0**	**1,308.2**	**2,143.5**
Income tax & Employee profit sharing	60.2	87.0	109.6	68.6	77.8	35.1
Other accounts payable	633.7	1,370.1	1,091.0	555.4	1,230.5	2,108.4
DEFERRED TAXES	596.5	592.5	631.0	615.4	619.5	696.5
DEFERRED CREDITS	0.1	0.1	0.1	0.1	0.1	0.4
TOTAL LIABILITIES	**8,223.0**	**7,875.6**	**8,330.1**	**7,967.4**	**9,012.9**	**10,654.5**
STOCKHOLDERS' EQUITY						
SUSCRIBED CAPITAL	**963.9**	**963.9**	**963.9**	**963.9**	**963.9**	**963.9**
Paid-in Capital	963.9	963.9	963.9	963.9	963.9	963.9
EARNED CAPITAL	**2,309.4**	**2,228.2**	**2,317.4**	**2,487.5**	**2,559.3**	**2,717.1**
Retained Earnings	1,724.6	1,705.2	1,995.9	2,510.2	2,524.9	2,733.8
Adjusments for changes in Accounting Principles	438.8	284.7	321.5	(22.6)	34.4	(16.7)
Net Income of the period	146.0	238.4	0.0	0.0	0.0	0.0
Minority Interest	16.9	17.7	18.1	16.4	14.8	29.6
TOTAL STOCKHOLDERS' EQUITY	**3,290.2**	**3,209.8**	**3,299.4**	**3,467.8**	**3,538.0**	**3,710.6**
LIABILITIES & STOCKHOLDERS' EQUITY	**11,513.2**	**11,085.4**	**11,629.5**	**11,435.2**	**12,550.9**	**14,365.1**

BANCO INBURSA
Consolidated Income Statement
US GAAP
(MM USD)

	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07
Interest Income	188.0	160.0	162.6	184.7	178.9	190.2
Interest Expense	83.4	77.3	75.5	94.6	82.3	87.7
Financial Margin	**104.6**	**82.7**	**87.2**	**90.2**	**96.6**	**102.5**
Loan Loss Provisions	42.7	30.5	32.8	31.7	42.3	80.7
Risk Adjusted Net Interest Income	**61.9**	**52.2**	**54.3**	**58.4**	**54.3**	**21.8**
Comissions and Fees	35.4	35.7	42.5	27.4	36.5	35.3
Market-Related Income	27.8	31.2	(58.7)	(108.4)	17.7	(5.5)
Operating Revenues	**125.1**	**119.1**	**38.1**	**(22.5)**	**108.5**	**51.6**
Non-Interest Expense	39.1	46.5	40.6	41.4	47.9	44.4
Operating Income	**86.1**	**72.6**	**(2.5)**	**(63.9)**	**60.6**	**7.2**
Other Income (Expenses)	0.0	0.0	0.0	0.0	0.0	0.0
Earnings Before Taxes	**86.1**	**72.6**	**(2.5)**	**(63.9)**	**60.6**	**7.2**
Incurred Income Tax & Profit Sharing	21.9	15.9	11.3	(1.6)	8.0	0.5
Deferred Income Tax	(17.7)	14.3	9.3	(31.6)	3.0	0.1
Net Income before Subsidiaries' Net Income	**81.9**	**42.4**	**(23.2)**	**(30.7)**	**49.6**	**6.7**
Subsidiaries' Net Income	(6.2)	2.9	4.0	9.6	2.8	11.1
Continous Operations' Net Income	**75.6**	**45.3**	**(19.2)**	**(21.1)**	**52.5**	**17.7**
Discontinued Operations & Extraordinary Items	0.0	0.0	0.0	0.0	0.0	0.0
Minority Interest	(0.1)	(0.0)	(0.4)	(0.2)	(0.4)	(0.3)
Net Income	**75.5**	**45.2**	**(19.6)**	**(21.3)**	**52.1**	**17.5**

BANCO INBURSA
Consolidated Income Statement
US GAAP
(MM USD)

ASSETS	Mar-06	Jun-06	Sep-06	Dic-06	Mar-07	Jun-07
Cash & Due From Banks	**783.5**	**1,145.5**	**1,152.1**	**860.9**	**1,183.0**	**799.9**
Financial Instruments	**958.3**	**556.1**	**801.5**	**697.9**	**733.7**	**567.8**
Negotiable	667.8	271.5	524.7	550.1	604.4	436.0
For Sale	0.0	0.0	0.0	0.0	0.0	0.0
Held to Maturity	290.5	284.6	276.9	147.9	129.3	131.9
Repos & Derivatives	**261.5**	**335.5**	**394.3**	**17.7**	**0.7**	**91.1**
Repo Operations	0.0	0.0	0.0	0.0	0.4	0.0
Derivatives	261.5	335.5	394.3	17.7	0.3	91.1
Guarantee Instruments	0.0	0.0	0.0	0.0	0.0	0.0
LOANS	**5,511.4**	**4,889.0**	**5,250.1**	**5,940.3**	**6,174.4**	**6,754.8**
Commercial	4,783.0	4,165.5	4,514.2	4,888.1	4,816.1	5,434.1
Interbank	244.5	243.5	217.9	525.5	606.0	466.1
Consumer	342.5	344.3	369.4	370.7	543.0	609.0
Housing	72.1	68.6	79.8	86.1	70.4	73.8
Federal Government	69.2	67.1	68.8	69.9	138.9	171.9
FOBAPROA	0.0	0.0	0.0	0.0	0.0	0.0
Past-Due Loans	**49.6**	**63.0**	**63.5**	**55.3**	**80.8**	**97.0**
Total Gross Loans	**5,561.0**	**4,952.0**	**5,313.5**	**5,995.6**	**6,255.2**	**6,851.8**
Preventive Provision for Credit Risks	**725.8**	**739.9**	**781.9**	**819.1**	**849.0**	**936.4**
Total Net Loans	**4,835.1**	**4,212.1**	**4,531.6**	**5,176.5**	**5,406.2**	**5,915.4**
Receivables & Sundry Debtors	429.0	630.8	402.3	73.1	523.0	1,264.3
Fixed Assets (net)	38.5	38.1	39.1	40.5	40.2	42.3
Repossessed Property	4.1	4.0	4.8	4.9	4.5	3.7
Permanent Equity Investments	270.8	270.9	268.1	298.9	304.7	325.2
Deferred taxes (net)	0.0	0.0	0.0	0.0	0.0	0.0
Other assets,deferred charges & intangible	84.3	53.8	49.7	48.4	49.9	47.3
TOTAL ASSETS	**7,665.2**	**7,246.7**	**7,643.6**	**7,218.8**	**8,245.9**	**9,057.1**

LIABILITIES	Mar-06	Jun-06	Sep-06	Dic-06	Mar-07	Jun-07
Deposits	**4,648.8**	**3,704.8**	**4,344.0**	**4,529.2**	**4,977.1**	**5,218.8**
Demand Deposits	2,350.8	2,244.1	2,374.7	2,521.3	2,650.0	2,713.3
Time Deposits	134.1	89.3	91.7	123.6	113.9	141.4
Bank Bonds	0.0	0.0	4.6	9.0	8.5	1.6
MTN´ s	2,163.9	1,371.3	1,873.0	1,875.3	2,204.7	2,362.5
Interbank Loans & Other	225.0	181.2	142.2	231.3	135.1	143.8
Repo Operations	0.0	0.2	0.0	0.0	0.0	0.0
Trading Options	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	0.0	0.0	0.0	0.0	0.0	0.0
Other Accounts Payable	450.5	1,079.4	853.9	169.5	822.8	1,404.7
Income Tax & Employee Profit Sharing	20.3	33.2	42.8	25.3	24.7	7.0
Deferred Taxes	225.7	231.6	247.4	219.4	206.8	211.6
Deferred Credits	0.1	0.1	0.1	0.1	0.1	0.1
TOTAL LIABILITIES	**5,570.4**	**5,230.4**	**5,630.4**	**5,174.8**	**6,166.6**	**6,985.9**
STOCKHOLDERS´ EQUITY						
SUSCRIBED CAPITAL	**987.1**	**987.1**	**987.1**	**987.1**	**987.1**	**987.1**
Paid-in Capital	987.1	987.1	987.1	987.1	987.1	987.1
Share subscription premium	0.0	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	**1,107.7**	**1,029.3**	**1,026.0**	**1,056.9**	**1,092.2**	**1,084.0**
Capital Reserves	242.8	242.8	242.8	242.8	242.8	242.8
Retained Earnings	1,126.0	1,126.0	1,126.0	1,126.0	1,134.6	1,134.6
Adjustment for Changes on Accounting Principles	(340.5)	(464.7)	(449.4)	(397.5)	(343.6)	(369.6)
Net income of the period	75.5	120.7	101.1	79.8	52.1	69.6
Minority Interest	3.8	4.3	5.4	5.7	6.3	6.7
Total Stockholders´ Equity	**2,094.9**	**2,016.4**	**2,013.2**	**2,044.0**	**2,079.3**	**2,071.2**
LIABILITIES & STOCKHOLDERS´ EQUITY	**7,665.2**	**7,246.7**	**7,643.6**	**7,218.8**	**8,245.9**	**9,057.1**

SEGUROS INBURSA
Income Statement
US GAAP
(MM USD)

	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07
Revenue	**231.7**	**180.0**	**255.7**	**219.6**	**219.8**	**275.5**
Premiums	177.8	136.3	248.6	200.0	193.2	198.1
Investments Net.	53.9	43.7	7.1	19.6	26.6	77.4
Expenses and Claims	**174.8**	**155.2**	**229.7**	**200.8**	**188.3**	**199.1**
Claims and Other Contractual Obligations	107.0	119.8	135.8	125.5	125.5	120.3
Acquisition Cost	34.4	10.1	63.2	36.0	36.3	41.4
Policies Dividends	3.6	5.5	1.8	3.0	3.1	1.6
Other Reserves Increase	0.0	0.0	0.0	0.0	0.0	0.0
Operating Expenses	29.8	19.9	28.9	36.4	23.4	35.9
Income Before Subsidiaries Results	**57.0**	**24.7**	**26.0**	**18.8**	**31.5**	**76.3**
Subsidiaries Result	(0.1)	0.1	0.0	0.0	(0.4)	3.1
Income Before Taxes	**56.9**	**24.8**	**26.0**	**18.8**	**31.1**	**79.4**
Income tax	13.2	0.4	4.6	(5.8)	4.2	(4.2)
Deferred Income tax	12.5	1.8	9.6	(5.2)	7.2	24.1
Net income	**31.1**	**22.6**	**11.8**	**29.8**	**19.8**	**59.5**

SEGUROS INBURSA
Balance Sheet
US GAAP
(MM USD)

ASSETS	Mar-06	Jun-06	Sep-06	Dic-06	Mar-07	Jun-07
Investments	**1,377.2**	**1,419.7**	**1,451.5**	**1,536.1**	**1,574.4**	**1,653.8**
Financing operation investments	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Investments	**757.4**	**946.4**	**971.4**	**707.9**	**910.7**	**1,409.3**
Fixed Income	757.4	946.4	971.4	707.9	910.7	1,031.6
Equity	0.0	0.0	0.0	0.0	0.0	377.7
Investements for Sale	**540.0**	**392.5**	**307.9**	**533.1**	**383.6**	**0.2**
Fixed Income	373.7	221.7	103.7	243.6	61.6	0.0
Equity	166.3	170.8	204.3	289.5	322.0	0.2
Held to Maturity Investments	0.0	0.0	91.0	214.7	202.0	160.9
Investments on Real Estate for Leasing	11.2	10.7	10.8	10.8	10.5	10.6
Investments on Subsidiaries	10.9	11.7	11.0	9.2	8.5	11.8
Loans on policies	57.7	58.4	59.5	60.4	59.1	61.1
Cash	11.5	(2.9)	(1.6)	2.8	(6.6)	6.6
Interest Debtors	1.6	1.0	2.8	2.6	3.9	4.3
Premium debtors & Receivable	200.2	199.2	191.0	235.7	256.1	554.4
Reinsurers and receivable	**135.9**	**148.5**	**138.2**	**160.0**	**170.8**	**437.3**
Benefitts and claims	80.7	78.8	70.1	84.8	90.7	96.1
Policies reserves	55.2	69.8	68.1	75.1	80.1	341.2
Deferred Aquisition cost	66.5	67.8	70.3	73.9	73.8	74.9
Fixed Assets, net	47.3	47.3	49.9	54.1	52.8	55.6
Other assets	86.0	81.3	84.9	98.3	102.9	112.3
Total assets	**1,926.2**	**1,962.0**	**1,987.1**	**2,163.4**	**2,228.2**	**2,899.2**

LIABILITIES	Mar-06	Jun-06	Sep-06	Dic-06	Mar-07	Jun-07
Technical reserves	**942.3**	**958.8**	**953.1**	**1,005.2**	**1,032.7**	**1,341.4**
Unearned premium reserve, claims pending for paid, life & hea	414.3	410.2	407.8	393.8	392.6	411.4
Pending claims reserve, accidents & casualties and health	183.7	184.9	183.8	207.1	225.7	227.2
Other insurances fund	73.2	75.3	77.0	81.3	80.3	82.8
Unearned premiums reserve of accident & casualty, and healtl	271.2	288.4	284.5	323.1	334.1	619.9
Other reserves	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurances payable	**27.1**	**45.1**	**29.9**	**44.6**	**41.8**	**295.7**
Retained deposits	0.1	0.1	0.1	0.1	0.1	0.1
Reinsurance premiums and payable	27.0	45.0	29.9	44.5	41.7	295.6
Deferred taxes	262.4	263.0	278.4	301.0	312.9	342.8
Income tax & profit sharing	20.9	19.1	25.0	18.5	23.9	1.5
Value Added Tax	25.5	26.0	21.5	28.7	27.8	68.4
Other labilities	99.6	102.4	113.4	122.7	119.6	132.7
Total liabilities	**1,377.8**	**1,414.4**	**1,421.3**	**1,520.8**	**1,558.6**	**2,182.5**
STOCKHOLDERS´ EQUITY						
Paid in capital	52.1	52.1	52.1	52.1	52.1	52.1
Other reserves	73.8	75.3	85.3	126.4	142.5	150.6
Net Income	31.1	53.7	65.5	95.3	19.8	79.3
Retained earnings	410.3	393.3	380.1	379.9	474.4	447.7
Acummulated Deferred Taxes	(112.7)	(112.7)	(112.7)	(112.7)	(112.7)	(112.7)
Adjustments for Changes in Accounting Principles	34.5	26.6	36.1	42.3	34.2	40.4
Gain on valuation of real estate	59.3	59.3	59.3	59.3	59.3	59.3
Total stockholders equity	**548.4**	**547.6**	**565.7**	**642.6**	**669.6**	**716.7**
Total liabilities and stockholders equity	**1,926.2**	**1,962.0**	**1,987.1**	**2,163.4**	**2,228.2**	**2,899.2**

PENSIONES INBURSA
Income Statement
(MM USD)

	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07
Revenue	**51.7**	**44.6**	**26.4**	**1.1**	**19.0**	**166.9**
Premiums	(4.7)	9.2	(5.6)	(12.7)	(5.8)	5.8
Investments Net.	56.4	35.4	32.0	13.8	24.8	161.1
Expenses and Claims	**23.0**	**20.3**	**22.0**	**20.6**	**18.8**	**17.9**
Claims and Other Contractual Obligations	18.2	17.3	17.5	17.6	17.3	17.9
Acquisition Cost	0.7	0.2	0.0	(0.1)	0.0	0.0
Policies Dividends	0.0	0.0	0.0	0.0	0.0	0.0
Other Reserves Increase	2.6	2.0	2.7	2.5	2.4	2.3
Operating Expenses	1.5	0.8	1.7	0.7	(1.0)	(2.4)
Income Before Taxes	**28.7**	**24.3**	**4.4**	**(19.4)**	**0.2**	**149.0**
Income tax	2.5	15.1	(5.5)	(17.5)	1.8	23.4
Deferred Income tax	6.9	(7.3)	7.1	(6.4)	0.8	28.9
Net income	**19.4**	**16.5**	**2.8**	**4.4**	**(2.4)**	**96.7**

PENSIONES INBURSA Balance Sheet (MM USD)						
ASSETS	**Mar-06**	**Jun-06**	**Sep-06**	**Dic-06**	**Mar-07**	**Jun-07**
Investments	**1,652.3**	**1,523.1**	**1,596.1**	**1,640.1**	**1,644.7**	**1,801.5**
Financing operation investments	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Investments	**244.0**	**166.7**	**174.7**	**180.0**	**179.2**	**327.9**
Fixed Income	78.4	4.9	8.1	10.3	12.5	29.4
Equity	165.6	161.8	166.6	169.7	166.7	298.5
Investements for Sale	**161.5**	**120.9**	**121.4**	**102.2**	**151.6**	**108.7**
Fixed Income	158.9	118.3	118.2	98.1	147.0	102.9
Equity	2.6	2.6	3.2	4.1	4.6	5.8
Held to Maturity Investments	1,247.5	1,235.0	1,299.0	1,355.3	1,310.5	1,363.6
Derivatives	(3.6)	(2.9)	(2.3)	(2.1)	(1.5)	(1.8)
Investments on Real Estate for Leasing	0.0	0.0	0.0	0.0	0.0	0.0
Loans on policies	3.0	3.6	3.3	4.7	4.9	3.1
Guarantee investments	0.0	(0.2)	0.0	0.0	0.0	0.0
Cash	1.3	2.1	1.1	2.6	2.8	4.5
Interest Debtors	18.8	25.4	13.6	27.4	13.7	28.2
Premium debtors & Receivable	37.8	32.1	32.4	20.5	17.3	21.1
Reinsurers and receivable	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Benefitts and claims	0.0	0.0	0.0	0.0	0.0	0.0
Policies reserves	0.0	0.0	0.0	0.0	0.0	0.0
Deferred Aquisition cost	0.0	0.0	0.0	0.0	0.0	0.0
Fixed Assets, net	3.4	3.7	3.9	29.8	37.9	40.7
Other assets	12.3	20.7	48.9	27.8	30.4	22.9
Total assets	**1,725.9**	**1,607.0**	**1,696.1**	**1,748.2**	**1,746.7**	**1,918.9**

LIABILITIES	Mar-06	Jun-06	Sep-06	Dic-06	Mar-07	Jun-07
Technical reserves	**1,084.3**	**1,043.3**	**1,077.3**	**1,107.2**	**1,092.0**	**1,106.8**
Unearned premium reserve, claims pending for paid, life & h	1,055.8	1,016.2	1,049.4	1,078.2	1,063.6	1,078.0
Pending claims reserve, accidents & casualties and health	0.0	0.0	0.0	0.0	0.0	0.0
Other insurances fund	0.3	0.0	0.0	0.0	0.0	0.1
Unearned premiums reserve of accident & casualty, and hea	0.0	0.0	0.0	0.0	0.0	0.0
Other reserves	28.2	27.1	27.9	28.9	28.4	28.7
Reinsurances payable	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Retained deposits	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurance premiums and payable	0.0	0.0	0.0	0.0	0.0	0.0
Deferred taxes	99.3	88.5	90.7	75.2	74.8	111.9
Income tax & profit sharing	2.7	17.1	19.4	12.9	15.9	9.5
Value Added Tax	(1.3)	(1.3)	(1.4)	(1.6)	(2.0)	(2.1)
Other labilities	180.8	94.1	133.5	163.3	186.4	189.0
Total liabilities	**1,365.8**	**1,241.7**	**1,319.6**	**1,356.9**	**1,367.1**	**1,415.1**
STOCKHOLDERS´ EQUITY						
Paid in capital	115.0	115.0	115.0	115.0	115.0	115.0
Other reserves	2.2	0.7	0.8	3.0	3.3	3.9
Net Income	19.4	35.9	38.7	43.1	(2.4)	94.4
Retained earnings	279.0	278.4	279.6	285.0	326.7	330.5
Acummulated Deferred Taxes	0.0	0.0	0.0	0.0	0.0	0.0
Adjustments for Changes in Accounting Principles	(68.5)	(78.0)	(70.3)	(65.5)	(71.5)	(63.0)
Minority Interest	13.0	13.3	12.7	10.7	8.5	23.0
Total stockholders equity	**360.1**	**365.3**	**376.5**	**391.3**	**379.7**	**503.8**
Total liabilities and stockholders equity	**1,725.9**	**1,607.0**	**1,696.1**	**1,748.2**	**1,746.7**	**1,918.9**

OPERADORA INBURSA

Income Statement
US GAAP
(MM USD)

	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07
Earnings from Investment Sales	0.1	0.0	0.0	0.1	0.0	0.1
Asset Management Income	5.9	5.7	6.1	6.5	6.5	7.1
Earnings form Interest	(0.2)	0.0	0.1	0.2	0.1	0.1
Unrealized Gain on Portfolio Valuation	0.0	0.0	0.0	0.0	0.0	0.0
Total Earnings	**5.8**	**5.8**	**6.2**	**6.9**	**6.6**	**7.2**
General Expenses	3.1	2.7	2.8	3.1	3.2	3.2
Total expenses	**3.1**	**2.7**	**2.8**	**3.1**	**3.2**	**3.2**
Earnings Before Taxes	**2.7**	**3.0**	**3.3**	**3.8**	**3.5**	**4.0**
Incurred Income Tax & Profit Sharing	0.9	0.8	1.0	1.1	0.9	1.1
Defferred Income Tax	(0.1)	(0.0)	0.9	0.9	0.9	1.1
Net Income Before Deferred Accounts	**1.8**	**2.2**	**1.5**	**1.8**	**1.7**	**1.8**
Earnings from subsidiaries	0.0	(0.2)	3.3	5.2	3.2	3.7
Unadjusted for monetary position result	**1.9**	**2.1**	**4.7**	**7.0**	**4.9**	**5.5**
Net income result actualization	0.0	0.0	0.0	0.0	0.0	0.0
Net income	**1.9**	**2.1**	**4.7**	**7.0**	**4.9**	**5.5**

OPERADORA INBURSA
Balance Sheet
US GAAP
(MM USD)

ASSETS	Mar-06	Jun-06	Sep-06	Dic-06	Mar-07	Jun-07
Cash	0.0	0.0	0.0	0.0	0.0	0.0
Banks	(0.0)	0.0	0.0	0.0	0.0	0.0
Negotiable Instruments	8.9	5.0	9.0	6.0	7.9	7.7
Sundry Debtors	2.0	2.2	2.6	2.7	2.8	2.9
Permanent investments	44.6	42.9	47.3	53.3	55.5	60.4
Receivable Taxes	0.9	2.6	3.2	0.0	1.1	1.7
TOTAL ASSETS	**56.5**	**52.8**	**62.0**	**62.0**	**67.2**	**72.7**
LIABILITIES						
Sundry Creditors	1.6	0.9	2.1	1.1	1.2	1.2
Payable Taxes	0.9	2.0	3.2	0.8	1.3	2.5
Deferred Income Tax	6.1	5.9	6.9	7.9	8.6	9.9
TOTAL LIABILITIES	**8.7**	**8.8**	**12.2**	**9.9**	**11.2**	**13.6**
STOCKHOLDERS´ EQUITY						
Paid in Capital	1.3	1.3	1.3	1.3	1.3	1.3
Legal Reserve	0.2	0.2	0.2	0.2	0.2	0.2
Retained Earnings	53.5	53.5	53.5	53.5	59.1	59.1
Surplus (deficit) from equity restatement	0.0	0.0	0.0	0.0	0.0	0.0
Net income	1.9	3.9	8.7	15.7	4.9	10.4
Forex effect on Stockholders´equity	(9.2)	(15.0)	(13.9)	(18.6)	(9.5)	(12.0)
TOTAL STOCKHOLDERS´ EQUITY	**47.8**	**44.0**	**49.8**	**52.1**	**56.0**	**59.1**
TOTAL LIABILITIES & STOCKHOLDERS´ EQUITY	**56.5**	**52.8**	**62.0**	**62.0**	**67.2**	**72.7**

FIANZAS GUARDIANA INBURSA
Income Statement
US GAAP
(MM USD)

	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07
Revenue	**22.5**	**10.6**	**11.9**	**20.1**	**11.9**	**19.3**
Premiums	10.1	9.8	11.3	17.2	10.8	13.7
Investments Net.	0.4	0.3	0.2	0.4	0.2	0.3
Earnings (losses) realized on investments	12.0	0.6	0.4	2.6	0.9	5.3
Benefitts, Expenses and Claims	**6.3**	**5.6**	**3.8**	**9.7**	**8.3**	**9.1**
Benefitts, Claims and Adjustments	6.4	4.9	3.8	8.5	8.7	8.7
Acquisition Cost	(0.7)	0.1	(0.4)	(1.5)	(0.9)	(0.2)
Operating Expenses	0.5	0.5	0.3	2.7	0.5	0.6
Income Before Taxes	**16.2**	**5.0**	**8.1**	**10.4**	**3.6**	**10.2**
Income tax	2.9	3.3	3.1	2.2	2.3	3.4
Deferred Income tax	1.6	(0.1)	1.4	(1.9)	(0.5)	(0.1)
Net income	**11.7**	**1.8**	**3.6**	**10.1**	**1.8**	**6.9**

FIANZAS GUARDIANA INBURSA
Balance Sheet
US GAAP
(MM USD)

ASSETES	Mar-06	Jun-06	Sep-06	Dic-06	Mar-07	Jun-07
Investments	**88.0**	**87.3**	**92.2**	**102.1**	**108.7**	**122.3**
Negotiable Investments	**71.4**	**71.1**	**76.1**	**90.1**	**96.4**	**100.8**
Fixed Income	71.4	75.4	80.4	91.0	97.3	104.7
Equity	0.0	(4.3)	(4.3)	(1.0)	(1.0)	(3.9)
Investements for Sale	**11.5**	**7.9**	**10.0**	**5.8**	**6.0**	**11.7**
Fixed Income	3.9	5.9	6.4	1.1	5.9	0.9
Equity	7.6	2.0	3.6	4.6	0.1	10.8
Loans on policies	5.1	8.2	6.1	6.2	6.4	9.7
Cash	0.3	0.4	0.1	0.1	(0.0)	0.0
Premium debtors & Receivable	8.6	9.7	11.8	12.0	10.5	7.1
Reinsurers and receivable	**6.2**	**6.2**	**6.2**	**6.3**	**6.3**	**7.9**
Benefitts and claims	0.0	0.0	0.0	0.0	0.0	0.0
Policies reserves	6.2	6.2	6.2	6.3	6.3	7.9
Deferred Aquisition cost	(1.6)	(1.7)	(1.5)	(1.7)	(1.7)	(2.0)
Fixed Assets, net	1.9	2.1	2.2	2.1	2.0	2.4
Other assets	4.3	11.3	14.4	17.1	19.1	5.3
Total assets	**107.7**	**115.3**	**125.4**	**138.0**	**144.9**	**143.0**

LIABILITIES	Mar-06	Jun-06	Sep-06	Dic-06	Mar-07	Jun-07
Technical reserves	**7.0**	**7.7**	**9.9**	**9.9**	**12.8**	**15.5**
Pending claims reserve, accidents & casualties and health	0.1	0.1	0.1	0.1	0.1	0.1
Unearned premiums reserve of accident & casualty, and health	6.9	7.6	9.8	9.8	12.8	15.4
Other reserves	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurances payable	**0.9**	**2.0**	**1.5**	**1.1**	**3.4**	**2.4**
Retained deposits	0.5	0.6	0.4	0.4	0.4	0.4
Reinsurance premiums and payable	0.4	1.4	1.1	0.7	3.0	2.0
Income tax & profit sharing	5.4	5.3	6.0	5.3	4.9	5.1
Value Added Tax	1.8	1.9	2.2	2.1	2.5	2.3
Other labilities	11.0	13.9	16.8	19.3	21.0	7.5
Total liabilities	**26.1**	**30.8**	**36.4**	**37.8**	**44.5**	**32.8**
STOCKHOLDERS´ EQUITY						
Paid in capital	11.0	11.0	11.0	11.0	11.0	11.0
Other reserves	4.6	5.5	5.5	5.5	7.9	27.4
Net Income	11.7	13.5	17.0	27.2	1.8	8.7
Retained earnings	55.5	53.6	54.7	55.6	78.8	62.2
Acummulated Deferred Taxes	(3.6)	(1.5)	(1.5)	(1.5)	(1.5)	(1.5)
Others	2.3	2.3	2.3	2.3	2.3	2.3
Adjustmens for changes on Principle Accounts	0.0	0.0	0.0	0.0	0.0	0.0
Total stockholders equity	**81.5**	**84.5**	**89.1**	**100.2**	**100.3**	**110.2**
Total liabilities and stockholders equity	**107.7**	**115.3**	**125.4**	**138.0**	**144.9**	**143.0**

INVERSORA BURSATIL
Income Statement
US GAAP
(MM USD)

	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07
Earnings from management and custody	0.0	0.0	0.0	0.0	0.0	0.0
Earnings from mutual funds operations	2.5	2.3	2.5	2.7	2.7	2.9
Interest Income	(0.0)	0.2	(0.0)	0.7	0.4	0.3
Comissions	12.7	6.2	9.9	11.2	8.3	8.7
Dividends from investments	0.0	0.0	0.0	0.0	0.0	0.0
Income from sale of securities	(0.4)	3.8	18.0	20.1	20.2	16.6
Subsidiaries' Net Income	0.2	0.2	0.2	0.2	0.2	0.2
Other Income	0.1	0.1	0.1	(0.0)	0.0	0.7
Total Earnings	**15.0**	**12.9**	**30.6**	**34.9**	**31.8**	**29.4**
Interest expenses	0.0	0.1	(0.0)	0.1	0.0	0.0
Comissions and Fees	0.7	0.9	0.9	1.1	0.7	1.5
Forex exchange losses	0.0	0.0	0.0	0.0	0.0	0.0
Personnel Expenses	0.0	0.0	0.0	0.0	0.0	0.0
General Expenses	7.8	3.8	3.8	4.6	5.1	4.3
Contingency Fund	0.1	0.1	0.1	0.1	0.1	0.1
Others	0.0	0.0	0.0	0.0	0.0	0.0
Depreciations and Amortizations	0.1	0.1	0.1	0.1	0.2	0.1
Losses from subsidiaries	0.0	0.0	0.0	0.0	0.0	0.0
Losses from real estate sales	0.0	0.0	0.0	0.0	0.0	0.0
Incurred Income Tax	5.5	1.6	2.5	2.9	2.0	3.5
Incurred Employee Profit Sharing	0.0	0.0	0.0	0.0	0.0	0.0
Deferred taxes & Employee profit sharing	(3.9)	0.7	4.1	4.2	4.7	3.4
Total Expenses	**10.2**	**7.3**	**11.5**	**12.9**	**12.7**	**13.0**
NET INCOME	**4.9**	**5.6**	**19.1**	**22.0**	**19.1**	**16.5**

INVERSORA BURSATIL
Income Statement
US GAAP
(MM USD)

ASSETS	Mar-06	Jun-06	Sep-06	Dic-06	Mar-07	Jun-07
Cash & Banks	0.0	0.0	0.1	1.5	0.0	0.0
Financial Instruments	**133.8**	**131.4**	**155.2**	**177.6**	**199.0**	**221.9**
Negotiable	133.8	131.4	155.2	177.6	199.0	221.9
Under repurchase receivable agreements	0.0	0.0	0.0	0.0	0.0	0.0
Repo Operations	22.4	14.5	3.2	10.0	4.9	14.2
Other accounts receivable	2.3	1.4	3.4	1.6	1.7	1.8
Fixed assets,net	2.4	2.5	2.7	3.3	3.1	3.1
Permanent equity investments	4.0	4.0	4.4	4.7	4.8	5.1
Other Assets	11.8	15.7	18.6	18.4	19.9	23.8
TOTAL ASSETS	**176.8**	**169.5**	**187.4**	**217.1**	**233.4**	**269.9**
LIABILITIES						
Repo Operations	22.4	14.5	2.8	10.0	4.9	14.2
Other Account Payable	**14.0**	**13.3**	**16.1**	**9.3**	**10.7**	**13.3**
Income Tax & Employee profit sharing provision	9.7	10.0	12.6	5.5	6.7	9.0
Sundry creditors & other accounts payable	4.2	3.3	3.5	3.8	4.0	4.3
Deferred taxes	2.9	3.4	7.6	11.9	16.3	20.2
Total Liabilities	**39.3**	**31.2**	**26.5**	**31.2**	**32.0**	**47.7**
STOCKHOLDERS´ EQUITY						
Paid-in capital	31.8	31.8	31.8	31.8	31.8	49.0
Earned Capital	105.6	106.5	129.1	154.0	169.6	173.2
Capital reserves	9.3	9.3	9.3	9.3	9.3	11.7
Retained earnings	85.8	85.8	85.8	85.8	137.4	117.9
Net icome	4.9	10.4	29.6	51.5	19.1	35.6
Forex effect on Stockholders´equity	5.6	0.9	4.4	7.3	3.8	8.1
Total Stockholders' Equity	**137.4**	**138.3**	**161.0**	**185.9**	**201.4**	**222.2**
TOTAL LIABILITIES & STOCKHOLDERS´EQUITY	**176.8**	**169.5**	**187.4**	**217.0**	**233.4**	**269.9**

CNBV GAAP Financial Statements

GRUPO FINANCIERO INBURSA

Consolidated Income Statement
(quarterly)
MM of constant pesos as of June 30, 2007

(MM Ps.)	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	Acumulated Jan-Jun 2007	Acumulated Jan-Jun 2006
Interest Income	4,151.7	3,251.5	3,705.5	2,981.6	3,317.8	2,862.3	6,180.2	7,403.2
Interest Expense	(2,913.4)	(2,261.4)	(2,651.1)	(2,017.3)	(2,097.4)	(1,646.8)	(3,744.2)	(5,174.8)
Monetary Position	(257.6)	32.9	(271.4)	(445.7)	(302.9)	89.4	(213.5)	(224.7)
FINANCIAL MARGIN	**980.7**	**1,023.0**	**783.0**	**518.5**	**917.5**	**1,305.0**	**2,222.5**	**2,003.7**
Loan Loss Provisions	452.0	358.1	364.3	354.8	467.5	859.1	1,326.5	810.1
RISK ADJUSTED NII	**528.8**	**664.9**	**418.7**	**163.7**	**450.1**	**445.9**	**896.0**	**1,193.6**
Comissions & Tariffs	497.1	447.0	525.7	599.8	488.8	481.2	970.0	944.1
Market-Related Income	326.5	425.4	(459.6)	(943.8)	427.3	123.0	550.3	752.0
TOTAL OPERATING INCOME	**1,352.4**	**1,537.3**	**484.8**	**(180.3)**	**1,366.2**	**1,050.0**	**2,416.2**	**2,889.7**
Administrative Expenses	663.5	719.3	632.6	685.1	767.8	771.3	1,539.1	1,382.8
OPERATING INCOME	**688.9**	**818.0**	**(147.9)**	**(865.4)**	**598.3**	**278.7**	**877.0**	**1,506.9**
Other Expenses (Products)	(69.7)	(185.6)	(87.5)	9.2	(64.9)	(207.0)	(271.9)	(255.3)
NET INCOME BEFORES TAXES	**758.6**	**1,003.6**	**(60.3)**	**(874.7)**	**663.2**	**485.7**	**1,148.9**	**1,762.2**
Income Tax & Employee profit sharing	292.4	191.0	141.0	11.8	97.8	38.0	135.8	483.4
Deferred Taxes	(76.6)	184.0	(196.6)	(223.6)	138.4	119.8	258.2	107.4
NET INCOME BEFORE SUBSIDIARIES	**542.8**	**628.5**	**(4.7)**	**(662.9)**	**427.0**	**327.9**	**754.9**	**1,171.4**
Participated net income from subs.	539.3	493.4	335.6	591.7	516.5	1,654.8	2,171.3	1,032.8
RESULTS FROM CONTINUED OPERATION	**1,082.2**	**1,122.0**	**330.9**	**(71.1)**	**943.5**	**1,982.7**	**2,926.1**	**2,204.1**
Extraordinary Income	0.0	0.0	0.0	14.9	0.0	0.0	0.0	0.0
NET INCOME	**1,082.2**	**1,122.0**	**330.9**	**(56.2)**	**943.5**	**1,982.7**	**2,926.1**	**2,204.1**
MINORITARY INTEREST	**0.0**	**1.8**	**4.1**	**1.2**	**3.6**	**3.1**	**6.7**	**1.8**

GRUPO FINANCIERO INBURSA

Consolidated Balance Sheet

MM of constant pesos as of June 30, 2007

ASSETS	Mar-06	Jun-06	Sep-06	Dic-06	Mar-07	Jun-07
Cash & due from Banks	**8,849.6**	**13,426.8**	**12,937.3**	**9,379.6**	**12,727.9**	**8,326.7**
Financial Instruments	**12,674.1**	**8,227.0**	**11,293.9**	**10,094.8**	**11,118.2**	**9,156.3**
Negotiable	9,390.2	4,891.0	8,185.1	8,516.1	9,669.1	7,732.6
For Sale	0.0	0.0	0.0	0.0	0.0	0.0
Held to Maturity	3,283.8	3,336.1	3,108.8	1,578.7	1,449.1	1,423.8
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**5,129.8**	**7,554.7**	**6,382.5**	**3,106.1**	**2,085.4**	**2,873.7**
Repo Operations	508.0	345.4	51.7	149.5	75.7	153.8
Securities to be received in credit Operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	4,621.7	7,209.3	6,330.8	2,956.7	2,009.7	2,719.9
LOANS	**62,021.1**	**57,088.4**	**58,750.1**	**64,408.5**	**67,232.9**	**71,964.0**
Commercial	53,788.0	48,608.5	50,487.0	52,966.4	52,312.1	57,707.1
Interbank	2,764.1	2,854.1	2,446.3	5,714.6	6,656.9	5,031.0
Consumer	3,871.6	4,035.1	4,148.5	4,031.2	5,964.7	6,573.7
Housing	814.9	804.1	895.7	935.8	773.8	797.0
Governments	782.5	786.6	772.7	760.4	1,525.4	1,855.2
FOBAPROA/IPAB	0.0	0.0	0.0	0.0	0.0	0.0
PAST-DUE LOANS	**560.5**	**739.0**	**712.8**	**601.5**	**887.9**	**1,047.2**
TOTAL GROSS LOANS	**62,581.7**	**57,827.4**	**59,462.9**	**65,010.1**	**68,120.8**	**73,011.1**
Loan Loss Reserves	8,204.6	8,673.2	8,780.0	8,908.0	9,326.3	10,108.2
TOTAL NET LOANS	**54,377.1**	**49,154.2**	**50,682.9**	**56,102.1**	**58,794.5**	**62,903.0**
Receivables,Sundry Debtors & Adv. Payments	4,881.5	7,445.8	4,568.2	842.2	5,797.6	13,692.4
Fixed Assets (net)	886.2	887.6	881.7	871.0	1,272.5	1,655.9
Repossessed Assets	46.0	47.3	53.4	53.5	49.8	40.4
Permanent Equity Investments	10,626.1	11,061.5	11,231.9	11,770.5	12,290.2	13,909.6
Deferred Taxes (net)	1.3	0.3	0.2	4.3	4.0	2.2
Other assets,deferred charges & intangible	1,065.5	817.0	775.4	692.5	743.2	773.1
TOTAL ASSETS	**98,537.1**	**98,622.3**	**98,807.4**	**92,916.6**	**104,883.2**	**113,333.5**

LIABILITIES	Mar-06	Jun-06	Sep-06	Dic-06	Mar-07	Jun-07
DEPOSITS	**52,527.7**	**43,413.4**	**48,774.0**	**49,248.2**	**54,663.4**	**56,329.1**
Demand Deposits	26,562.0	26,295.6	26,662.6	27,417.0	29,106.6	29,286.4
Time Deposits	25,965.7	17,117.9	22,111.4	21,831.2	25,556.8	27,042.7
Bank Bonds	0.0	0.0	0.0	0.0	0.0	0.0
INTERBANK LOANS & OTHER	2,547.3	2,127.0	1,599.5	2,517.4	1,485.3	1,552.9
	2,174.0	**3,624.6**	**1,951.1**	**2,914.0**	**2,077.8**	**1,889.9**
Repo Operations	507.8	347.2	47.8	149.6	71.3	153.8
Credit related operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	1,666.1	3,277.4	1,903.3	2,764.4	2,006.5	1,736.1
OTHER ACCOUNTS PAYABLE	**5,503.5**	**13,256.1**	**10,306.2**	**2,244.5**	**9,467.6**	**15,550.7**
Income tax & Employee profit sharing	345.4	522.1	649.0	334.1	350.6	297.2
Other accounts payable	5,158.1	12,734.0	9,657.1	1,910.4	9,117.0	15,253.5
DEFERRED TAXES	942.7	1,128.0	914.1	668.6	798.6	813.4
DEFERRED CREDITS	0.9	0.9	1.0	1.1	1.2	4.5
TOTAL LIABILITIES	**63,696.1**	**63,550.2**	**63,545.9**	**57,593.8**	**68,493.9**	**76,140.5**
STOCKHOLDERS' EQUITY						
SUSCRIBED CAPITAL	**14,260.1**	**14,270.8**	**14,185.3**	**14,230.3**	**14,256.4**	**14,259.5**
Paid-in Capital	13,635.3	13,645.6	13,563.8	13,606.8	13,631.8	13,634.8
Share Subscription Premium	624.8	625.2	621.5	623.5	624.6	624.7
Subordinated debt	0.0	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	**20,538.4**	**20,751.7**	**21,016.5**	**21,031.5**	**22,065.2**	**22,862.7**
Capital Reserves	2,900.4	2,902.6	2,885.2	2,894.4	2,899.7	2,900.3
Retained Earnings	28,197.0	27,286.4	27,122.9	27,208.9	29,783.5	28,596.8
Valuation surplus (Deficit) of available for sale instruments	0.0	0.0	0.0	0.0	0.0	0.0
Result from conversion of foreign transactions	0.0	0.0	0.0	0.0	0.0	0.0
Valuation effects on affiliates and associated firms	(1,104.6)	(1,096.2)	(1,040.5)	(1,030.0)	(1,024.9)	(1,018.8)
Surplus (deficit) from Equity Restatement	(10,535.5)	(10,543.5)	(10,480.3)	(10,513.5)	(10,532.8)	(10,535.1)
Net Income of the period	1,081.0	2,202.4	2,529.2	2,471.8	939.8	2,919.5
Minority Interest	42.6	49.6	59.7	61.0	67.6	70.7
TOTAL STOCKHOLDERS´ EQUITY	**34,841.0**	**35,072.2**	**35,261.5**	**35,322.8**	**36,389.3**	**37,192.9**
LIABILITIES & STOCKHOLDERS' EQUITY	**98,537.1**	**98,622.3**	**98,807.4**	**92,916.6**	**104,883.2**	**113,333.5**

GRUPO FINANCIERO INBURSA
MEMORANDUM ACCOUNTS
MM of constant pesos as of June 30, 2007

CUSTOMER POSITION ACCOUNTS	Jun-07	COMPANY POSITION ACCOUNTS	Jun-07
CUSTOMER CURRENT ACCOUNTS	**533.2**	**REGISTRY ACCOUNTS**	**1,187,969.3**
Customer bank balances	0.3	Guarantees granted	3,311.8
Custumer transaction liquidations	532.8	Assets under trust	287,426.0
Client loans		Assets under custody or administration	895,441.6
		Irrevocable lines of credit granted	
CUSTOMER SECURITIES	**1,788,114.6**	Shares held in custody	1,776.3
Assets in custody or under administration	1,785,818.1	Other contingent obligations	13.6
Assets received in guarantee	2,296.5	**REPO OPERATIONS**	
			(130.9)
TRANSACTIONS ON BEHALF OF CUSTOMERS	**51,080.6**	Receivables on repurchase agreements	51,860.5
Customer Repos	51,080.6	Reporchase agreement creditors	(51,991.4)
Customer Securities Loans			**130.9**
Purchase of Derivatives		Repurchase agreement debtors	52,212.0
		Payables on repurchase agreements	(52,081.1)
TOTAL CUSTOMER POSITION	**1,839,728.4**	**TOTAL OWN POSITION**	**1,187,969.3**

GRUPO FINANCIERO INBURSA

STATEMENT OF CHANGES IN FINANCIAL SITUATION AT JUNE 30, 2007

(MM PS)

	Jun-07
OPERATING ACTIVITIES	
Net Income	2,919
Subsidiaries' Income	(2,171)
Depreciation & Amortization	88
Loan Loss Reserves	1,327
Valuation Result	(993)
Deferred taxes	(258)
	911
Cash increase (decrease) from funding	6,996
Cash increase (decrease) from Loan Portfolio	(8,012)
Cash increase (decrease) from Trading Operation	1,936
Cash increase (decrease) from Derivative Financial Instruments	(791)
Cash increase (decrease) in Accounts Payable-Recivable	440
Banking Loans & Other Financial Institutions	(970)
	(401)
Cash flow from operating activities	**510**
Financing Activities	
Increase (decrease) of Stocholders' Equity	
Dividend payment	(1,193)
Spin-Off	
Cash Flow From Financing Activities	**(1,193)**
Investments Activities	
Buy(sell) of fixed assets and permanent stocks	(871)
Decrease of deferred loans	407
Decrease on personnel loans	76
Cash Flow From Investment Activities	**(389)**
Net Increase in Cash	**(1,072)**
Cash at beginning of the period	**9,399**
Cash at end of period	**8,327**

BANCO INBURSA

Consolidated Income Statement

MM of constant pesos as of June 30, 2007	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	Acumulated Jun '07	Acumulated Jun '06
Interest Income	3,051.7	2,710.2	2,309.7	2,374.8	2,421.1	2,465.8	4,886.9	5,761.9
Interest Expense	1,901.5	1,762.3	1,389.9	1,512.6	1,339.0	1,333.7	2,672.7	3,663.8
Monetary Position	(237.5)	29.5	(245.6)	(397.3)	(268.8)	79.8	(189.0)	(208.0)
Financial Margin	**912.7**	**977.4**	**674.1**	**464.9**	**813.3**	**1,211.9**	**2,025.2**	**1,890.1**
Loan Loss Provisions	451.8	358.0	364.3	354.8	467.5	859.1	1,326.5	809.9
Risk Adjusted Net Interest Income	**460.9**	**619.4**	**309.8**	**110.0**	**345.8**	**352.8**	**698.6**	**1,080.3**
Comissions and Fees	364.8	384.3	427.7	445.8	436.4	374.6	811.0	749.1
Market-Related Income	339.4	378.0	(654.8)	(1,171.8)	202.9	(54.4)	148.5	717.4
Operating Revenues	**1,165.1**	**1,381.6**	**82.6**	**(616.0)**	**985.1**	**673.0**	**1,658.1**	**2,546.7**
Non-Interest Expense	533.8	640.0	554.5	535.1	681.9	688.6	1,370.6	1,173.7
Operating Income	**631.3**	**741.7**	**(471.9)**	**(1,151.1)**	**303.2**	**(15.6)**	**287.6**	**1,373.0**
Other Income (Expenses)	51.5	162.2	65.4	(37.6)	63.4	175.2	238.6	213.7
Earnings Before Taxes	**682.9**	**903.9**	**(406.4)**	**(1,188.7)**	**366.5**	**159.6**	**526.1**	**1,586.7**
Incurred Income Tax & Profit Sharing	220.3	169.9	87.6	(35.8)	62.4	(14.2)	48.2	390.2
Deferred Income Tax	(30.1)	176.7	(252.9)	(274.9)	77.1	66.3	143.4	146.6
Net Income Before Subsidiaries' Net Income	**492.7**	**557.2**	**(241.1)**	**(877.9)**	**227.1**	**107.5**	**334.5**	**1,049.9**
Subsidiaries' Net Income	(69.8)	33.0	48.2	109.1	31.4	120.7	152.0	(36.8)
Continous Operations' Net Income	**422.9**	**590.2**	**(192.9)**	**(768.8)**	**258.4**	**228.1**	**486.6**	**1,013.1**
Discontinued Operations & Extraordinary Items	0.0	0.0	0.0	14.9	0.0	0.0	0.0	0.0
Minority Interest	(1.1)	2.9	(7.6)	(1.2)	(3.6)	(3.1)	(6.7)	1.8
Net Income	**421.8**	**593.1**	**(200.5)**	**(755.1)**	**254.8**	**225.1**	**479.9**	**1,014.8**

BANCO INBURSA

Consolidated Balance Sheet

MM of constant pesos as of June 30, 2007

Assets	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07
Cash & Due From Banks	**8,855.0**	**13,426.3**	**12,936.2**	**9,362.3**	**12,726.8**	**8,326.7**
Financial Instruments	**10,832.3**	**6,518.0**	**9,000.5**	**7,589.6**	**8,326.9**	**6,437.7**
Negotiable	7,548.5	3,181.9	5,891.6	5,981.7	6,906.8	5,013.9
For Sale	0.0	0.0	0.0	0.0	0.0	0.0
Held to Maturity	3,283.8	3,336.1	3,108.8	1,607.9	1,420.2	1,423.8
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**4,876.5**	**7,385.2**	**6,347.0**	**2,997.5**	**2,035.9**	**2,854.1**
Repo Operations	254.7	175.8	16.1	40.8	26.2	134.2
Securities to be received in credit Operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	4,621.7	7,209.3	6,330.8	2,956.7	2,009.7	2,719.9
LOANS	**62,296.5**	**57,305.3**	**58,952.0**	**64,598.7**	**67,825.7**	**72,915.6**
Commercial	54,063.4	48,825.3	50,688.9	53,156.6	52,904.8	58,658.7
Interbank	2,764.1	2,854.1	2,446.3	5,714.6	6,656.9	5,031.0
Consumer	3,871.6	4,035.1	4,148.5	4,031.2	5,964.7	6,573.7
Housing	814.9	804.1	895.7	935.8	773.8	797.0
Governments	782.5	786.6	772.7	760.4	1,525.4	1,855.2
FOBAPROA	0.0	0.0	0.0	0.0	0.0	0.0
Past-Due Loans	**560.5**	**738.5**	**712.7**	**601.3**	**887.7**	**1,047.0**
Total Gross Loans	**62,857.0**	**58,043.7**	**59,664.7**	**65,200.0**	**68,713.4**	**73,962.6**
Preventive Provision for Credit Risks	**(8,204.4)**	**(8,672.9)**	**(8,779.8)**	**(8,907.7)**	**(9,326.1)**	**(10,107.9)**
Total Net Loans	**54,652.6**	**49,370.9**	**50,885.0**	**56,292.3**	**59,387.3**	**63,854.6**
Receivables,Sundry Debtors & Adv. Payments	4,849.5	7,393.9	4,517.9	795.2	5,745.2	13,647.3
Fixed Assets (net)	564.1	572.1	569.8	575.6	577.5	591.7
Repossessed Property	46.0	47.3	53.4	53.5	49.8	40.4
Permanent Equity Investments	3,110.4	3,216.4	3,241.6	3,314.9	3,354.1	3,503.0
Deferred taxes (net)	0.0	0.0	0.0	0.0	0.0	0.0
Other assets,deferred charges & intangible	918.5	593.6	520.2	487.6	507.7	468.2
TOTAL ASSETS	88,705.0	88,523.7	88,071.6	81,468.4	92,711.3	99,723.7

	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07
Deposits	**52,546.0**	**43,424.3**	**48,778.1**	**49,253.4**	**54,671.5**	**56,334.7**
Demand Deposits	26,570.6	26,303.9	26,664.5	27,418.1	29,108.3	29,288.4
Time Deposits	25,975.5	17,120.4	22,113.6	21,835.3	25,563.2	27,046.3
Bank Bonds	0.0	0.0	0.0	0.0	0.0	0.0
Interbank Loans & Other	2,542.8	2,123.4	1,596.7	2,515.7	1,484.0	1,551.8
Repo Operations	254.4	177.7	16.1	41.0	21.9	134.1
Credit Related Operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	1,666.1	3,277.4	1,903.3	2,764.4	2,006.5	1,736.1
Other Accounts Payable	5,091.8	12,614.2	9,587.9	1,842.9	9,038.5	15,162.9
Income Tax & Employee Profit Sharing	222.9	393.7	473.5	268.8	261.8	65.7
Deferred Taxes	838.7	1,017.7	750.1	451.8	523.0	591.0
Deferred Credits	0.9	0.9	0.9	0.9	0.9	0.9
TOTAL LIABILITIES	**63,163.6**	**63,029.3**	**63,106.5**	**57,139.0**	**68,008.1**	**75,577.2**
SUSCRIBED CAPITAL	**14,977.4**	**14,988.7**	**14,898.9**	**14,946.1**	**14,973.6**	**14,976.9**
Paid-in Capital	14,977.4	14,988.7	14,898.9	14,946.1	14,973.6	14,976.9
Share subscription premium	0.0	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	**10,563.9**	**10,505.6**	**10,066.1**	**9,383.2**	**9,729.5**	**9,169.6**
Capital Reserves	4,852.1	4,963.1	4,933.4	4,950.3	4,959.4	4,969.8
Retained Earnings	15,254.2	14,490.0	14,196.7	14,240.5	14,359.8	13,558.1
Income of Changes on Accounting Principles	156.2	162.0	171.6	213.8	248.2	253.5
Available for Sale	0.0	0.0	0.0	0.0	0.0	0.0
Surplus (deficit) from equity restatement	(10,162.6)	(10,170.3)	(10,109.3)	(10,141.4)	(10,160.0)	(10,162.2)
Net income of the period	421.8	1,011.3	814.3	59.2	254.8	479.9
Minority Interest	42.4	49.4	59.5	60.8	67.4	70.5
Total Stockholders´ Equity	**25,541.3**	**25,494.4**	**24,965.0**	**24,329.4**	**24,703.1**	**24,146.4**
LIABILITIES & STOCKHOLDERS´ EQUITY	**88,705.0**	**88,523.7**	**88,071.6**	**81,468.4**	**92,711.3**	**99,723.7**

MEMORANDUM ACCOUNTS

MM of constant pesos as of June 30, 2007	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07
Guarantees Granted	0.0	0.0	0.0	0.0	0.0	0.0
Other Contingent Obligations	0.0	0.0	0.0	0.0	0.0	0.0
Irrevocable Lines of Credit Granted	2,623.5	2,568.3	2,541.8	2,618.5	2,356.7	3,311.8
Goods in Trust or Mandate	206,409.5	215,118.5	227,715.0	242,232.4	252,515.2	287,426.0
Investment Banking Operations on Behalf of Third Parties	0.0	0.0	0.0	0.0	0.0	0.0
Goods in Custody or Under Administration	859,853.9	919,030.8	999,385.0	1,106,340.1	895,043.1	893,110.8
Loan Portfolio Clasification	0.0	0.0	0.0	0.0	0.0	0.0
Amounts Contracted in Derivative Instruments	0.0	0.0	0.0	0.0	0.0	0.0
Other accounts	630,917.4	766,190.9	794,232.9	846,598.5	710,864.6	775,883.2
	1,699,804.2	**1,902,908.6**	**2,023,874.8**	**2,197,789.6**	**1,860,779.6**	**1,959,731.8**
Receivables on Repurchase Agreements	58,095.9	57,158.0	34,445.4	26,272.8	11,461.6	18,174.3
Repurchase Agreement Creditors	58,275.4	57,270.1	34,450.2	26,312.2	11,455.5	18,307.1
Net	**(179.4)**	**(112.1)**	**(4.8)**	**(39.4)**	**6.1**	**(132.8)**
Repurchase Agreement Debtors	60,402.4	57,790.1	34,773.8	26,669.9	15,721.9	18,394.8
Payables on Repurchase Agreements	60,222.7	57,679.9	34,768.9	26,630.6	15,720.1	18,527.7
Net	**179.8**	**110.2**	**4.9**	**39.3**	**1.7**	**(132.8)**

BANCO INBURSA, S.A.

STATEMENT OF CHANGES IN FINANCIAL SITUATION AT JUNE 30, 2007

(MM PS)

	Jun-07
OPERATING ACTIVITIES	
Net Income	479.9
Subsidiaries' Income	152.0
Depreciation & Amortization	55.2
Loan Loss Reserves	1,326.5
Deferred Taxes	143.4
Valuation Result	(668.3)
Minoritary Interest	(6.7)
Provision for diverse obligations	(138.1)
Extraordinary operations	
	1,344.0
Cash increase (decrease) from funding	6,980.0
Cash increase (decrease) from Loan Portfolio	(7,241.0)
Decrease or Increase in treasury transactions	(192.1)
Cash increase (decrease) from Derivative Financial Instruments	
Banking Loans & Other Financial Institutions	(969.1)
	(1,422.1)
Cash flow from operating activities	**(78.2)**
Financing Activities	**(795.5)**
Dividends Payment	(795.5)
Spin-Offs	
Cash Flow From Financing Activities	**(795.5)**
Investments Activities	
Buy(sell) of fixed permanent stocks	(224.9)
Buy(sell) of fixed assets	15.0
Receivables,Sundry Debtors & Adv. Payments	(12,865.6)
Deferred Charges	(0.0)
Repossessed Property	(13.1)
Other assets, deferred charges & intangible	(58.2)
Deferred Taxes	(352.6)
Other Accounts Payable & Recievable	13,318.2
Cash Flow From Investment Activities	**(181.2)**
Net Increase in Cash	**(1,054.8)**
Cash at beginning of the period	**9,381.5**
Cash at end of period	**8,326.7**

OPERADORA INBURSA

Income Statement

MM of constant pesos as of June 30, 2007	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	Acumulated Jun '07	Acumulated Jun '06
Earnings from Investment Sales	1.0	0.4	0.5	1.1	1.6	1.1	2.7	1.4
Asset Management Income	64.9	66.3	67.3	66.6	71.8	76.9	148.7	131.2
Earnings form Interest	0.1	0.1	(0.0)	0.2	0.0	0.0	0.0	0.2
Unrealized Gain on Portfolio Valuation	(2.1)	(0.5)	0.9	2.8	(0.0)	0.2	0.1	(2.6)
Total Earnings	**63.9**	**66.3**	**68.7**	**70.7**	**73.3**	**78.2**	**151.5**	**130.2**
General Expenses	34.4	31.6	31.4	31.4	34.8	35.0	69.8	66.1
Total expenses	**34.4**	**31.6**	**31.4**	**31.4**	**34.8**	**35.0**	**69.8**	**66.1**
Earnings Before Taxes	**29.5**	**34.6**	**37.3**	**39.3**	**38.5**	**43.2**	**81.7**	**64.1**
Incurred Income Tax & Profit Sharing	9.5	9.4	20.6	20.4	19.9	23.9	43.8	18.9
Net Income Before Deferred Accounts	**20.0**	**25.2**	**16.6**	**18.9**	**18.7**	**19.3**	**37.9**	**45.2**
Earnings from subsidiaries	0.5	(1.8)	36.5	55.8	35.7	40.2	75.8	(1.3)
Unadjusted for monetary position result	**20.5**	**23.4**	**53.2**	**74.8**	**54.3**	**59.5**	**113.8**	**43.9**
Monetary position	**(6.2)**	**0.6**	**(6.3)**	**(10.7)**	**(6.8)**	**2.5**	**(4.4)**	**(5.6)**
Net income result actualization	0.1	0.7	(0.2)	2.5	0.0	(0.2)	(0.1)	0.7
Net income	**14.4**	**24.6**	**46.6**	**66.6**	**47.5**	**61.8**	**109.3**	**39.0**

OPERADORA INBURSA

BALANCE SHEET

MM of constant pesos as of June 30, 2007

ASSETS	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07
Cash	0.0	0.0	0.0	0.0	0.0	0.0
Banks	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Instruments	101.2	58.7	100.7	65.5	86.5	83.3
Sundry Debtors	22.5	26.3	29.0	29.7	30.4	31.6
Provisional Payments	10.5	30.3	35.6	0.0	12.4	17.9
Permanent investments	504.2	503.4	530.8	579.3	609.1	652.1
Receivable Taxes	0.0	0.0	0.0	0.0	0.0	0.0
TOTAL ASSETS	**638.4**	**618.7**	**696.0**	**674.6**	**738.4**	**784.9**
LIABILITIES & STOCKHOLDERS' EQUITY						
Sundry Creditors	18.5	11.0	23.0	12.4	13.7	13.3
Payable Taxes	10.4	23.1	36.2	9.2	14.4	27.1
Deferred Income Tax	69.5	69.2	77.8	86.1	95.0	106.9
TOTAL LIABILITIES	**98.4**	**103.4**	**137.0**	**107.8**	**123.1**	**147.3**
STOCKHOLDERS' EQUITY						
Stockholders' Equity	23.2	0.0	0.0	23.2	23.2	23.2
Legal Reserve	4.3	0.0	0.0	4.3	4.3	4.3
Retained Earnings	550.6	0.0	0.0	439.5	592.8	553.1
Surplus (deficit) from equity restatement	(52.5)	0.0	0.0	(52.4)	(52.5)	-52.5
Net income	14.4	39.0	85.6	152.2	47.5	109.4
TOTAL STOCKHOLDERS´ EQUITY	**540.0**	**515.3**	**559.1**	**566.8**	**615.3**	**637.5**
TOTAL LIABILITIES & STOCKHOLDERS´ EQUITY	**638.4**	**618.7**	**696.0**	**674.6**	**738.4**	**784.9**

INVERSORA BURSATIL

Income Statement

MM of constant pesos as of June 30, 2007	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	Acumulated Jun '07	Acumulated Jun '06
Commisions & Tariffs	159.6	90.4	127.1	140.6	112.3	108.6	220.8	249.9
Earnings From Services	**159.6**	**90.4**	**127.1**	**140.6**	**112.3**	**108.6**	**220.8**	**249.9**
Income from sale of securities	179.1	24.8	19.5	29.6	31.4	54.0	85.4	203.9
Interest Income	1,008.6	475.4	1,287.0	490.8	1,209.8	638.9	1,848.7	1,484.0
Interest Expense	(1,002.4)	(478.2)	(1,280.4)	(487.3)	(1,205.8)	(633.1)	(1,838.9)	(1,480.7)
Unrealized gain on Portfolio Valuation	(189.8)	22.3	175.3	196.4	192.1	122.8	314.9	(167.5)
Monetary Position	(14.9)	2.1	(19.4)	(33.9)	(23.8)	8.8	(15.1)	(12.9)
Financial Margin	**(19.5)**	**46.4**	**182.0**	**195.6**	**203.7**	**191.4**	**395.1**	**26.9**
Operating Income	**140.1**	**136.7**	**309.1**	**336.2**	**315.9**	**299.9**	**615.9**	**276.8**
General Expenses	87.4	47.1	43.5	51.6	57.7	48.0	105.7	134.5
Operating Margin	**52.6**	**89.6**	**265.6**	**284.6**	**258.3**	**251.9**	**510.2**	**142.3**
Other Expenses (Income)	(0.6)	(1.4)	(0.9)	0.3	(0.3)	(6.8)	(7.2)	(2.1)
Net Income Before Income Tax & Profit Sharing	**53.3**	**91.1**	**266.6**	**284.4**	**258.6**	**258.7**	**517.3**	**144.3**
Incurred Income Tax & Profit Sharing	60.2	20.4	27.9	31.7	21.5	38.4	60.0	80.6
Deffered Income Tax	(44.4)	6.7	46.3	45.7	51.7	37.1	88.8	(37.7)
Net Income Before Subsidiaries' Net Income	**37.5**	**63.9**	**192.4**	**207.0**	**185.4**	**183.2**	**368.6**	**101.4**
Subsidiaries' Net Income	2.1	2.5	2.0	2.3	2.2	2.2	4.4	4.6
Net Income	**39.6**	**66.4**	**194.3**	**209.4**	**187.6**	**185.4**	**373.0**	**106.1**

INVERSORA BURSATIL

MM of constant pesos as of June 30, 2007

ASSETS	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07
Cash & Banks	**0.1**	**0.3**	**0.9**	**16.8**	**0.2**	**0.3**
FINANCIAL INSTRUMENTS	**1,512.9**	**1,539.9**	**1,742.4**	**1,931.8**	**2,186.2**	**2,395.0**
Negotiable	1,512.9	1,539.9	1,742.4	1,931.8	2,186.2	2,395.0
Under repurchase receivable agreements	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**253.3**	**169.5**	**35.5**	**108.6**	**54.2**	**153.6**
Repo Operations	253.3	169.5	35.5	108.6	54.2	153.6
Other accounts receivable	26.3	16.2	37.6	17.3	18.2	19.4
Fixed assets,net	27.1	29.8	30.4	35.2	34.4	33.9
Permanent equity investments	44.9	47.0	49.1	50.9	52.2	54.5
Other Assets	133.5	183.8	208.7	199.8	218.7	256.6
TOTAL ASSETS	**1,998.1**	**1,986.5**	**2,104.6**	**2,360.3**	**2,564.1**	**2,913.4**
LIABILITIES & STOCKHOLDERS' EQUITY						
LIABILITIES						
Securities & Derivatives	**253.4**	**169.5**	**31.7**	**108.6**	**54.2**	**153.6**
Repo Operations	253.4	169.5	31.7	108.6	54.2	153.6
Other Account Payable	**157.8**	**155.6**	**180.5**	**101.4**	**117.6**	**143.5**
Income Tax & Employee profit sharing provision	110.2	116.8	141.3	60.0	74.0	96.6
Sundry creditors & other accounts payable	47.6	38.7	39.3	41.4	43.6	46.9
Deferred taxes	34.0	40.8	85.9	130.1	180.5	218.6
Total Liabilities	**445.2**	**365.9**	**298.1**	**340.1**	**352.3**	**515.7**
STOCKHOLDERS' EQUITY						
Suscribed capital	**711.2**	**798.8**	**794.0**	**796.5**	**798.0**	**984.2**
Paid-in capital	711.2	798.8	794.0	796.5	798.0	984.2
Earned Capital	**841.7**	**821.9**	**1,012.5**	**1,223.7**	**1,413.9**	**1,413.5**
Capital reserves	90.2	106.5	105.9	106.2	106.4	131.7
Retained earnings	932.7	830.1	825.2	827.8	1,340.2	1,129.2
Valuation effect in assoc. & affiliated companies	34.1	34.3	34.6	34.4	34.5	34.5
Surplus (deficit) of equity restatement	(255.0)	(255.2)	(253.6)	(254.4)	(254.9)	(255.0)
Net icome	39.6	106.1	300.4	509.8	187.6	373.0
Stockholders' Equity	**1,552.9**	**1,620.6**	**1,806.5**	**2,020.2**	**2,211.8**	**2,397.6**
Total Liabilities & Stockholders´ Equity	**1,998.1**	**1,986.5**	**2,104.6**	**2,360.3**	**2,564.1**	**2,913.4**

SEGUROS INBURSA

Income Statement Including Monetary Adjustments
MM of constant pesos as of June 30, 2007

	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	Acumulated Jun '07	Jun '06
Premiums written	2,130.2	2,574.5	2,110.3	2,512.8	2,511.6	5,390.0	7,901.6	4,704.6
Premiums ceded	261.8	523.4	432.6	583.1	558.2	3,279.1	3,837.3	785.2
Retained Premiums	**1,868.3**	**2,051.1**	**1,677.7**	**1,929.7**	**1,953.4**	**2,110.9**	**4,064.3**	**3,919.4**
Increased in reserve for unearned premiums	**102.7**	**372.8**	**(340.5)**	**66.1**	**41.8**	**617.2**	**659.0**	**475.5**
Retained earned premiums	**1,765.6**	**1,678.3**	**2,018.2**	**1,863.7**	**1,911.6**	**1,493.7**	**3,405.3**	**3,444.0**
Net Acquisition Cost	**245.3**	**297.1**	**274.8**	**264.2**	**268.0**	**290.3**	**558.3**	**542.3**
Commisions to agents	153.4	162.6	164.9	203.3	186.8	180.4	367.3	316.0
Additional compensation to agents	52.8	77.7	83.9	55.1	66.8	73.4	140.3	130.5
Commisions for re-insurance taken	0.1	0.5	2.8	1.2	0.1	1.4	1.5	0.6
Commisions for re-insurance given	(42.3)	(48.7)	(72.0)	(100.5)	(97.2)	(122.9)	(220.1)	(91.0)
Coverage on losses excess	44.6	44.6	52.8	51.4	53.2	99.6	152.9	89.3
Others	36.7	60.3	42.4	53.7	58.2	58.3	116.5	97.0
Net cost of claims and contractual obligations	**1,232.5**	**1,465.2**	**1,454.8**	**1,382.1**	**1,377.0**	**1,310.2**	**2,687.1**	**2,697.6**
Claims and other contractual obligations	1,169.8	1,471.2	1,412.2	1,362.7	1,383.2	1,331.2	2,714.4	2,641.0
Claims recovered from re-insurance	(62.7)	6.0	(42.6)	(19.4)	6.2	21.0	27.2	(56.7)
Other claims	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Technical Income	**287.9**	**(83.9)**	**288.6**	**217.4**	**266.6**	**(106.8)**	**159.9**	**204.0**
Net Increase in other technical reserve	**0.7**	**41.2**	**(17.3)**	**182.4**	**2.9**	**58.6**	**61.5**	**41.9**
Catastrophic risks reserves	0.8	41.2	(17.2)	182.5	3.0	58.6	61.6	41.9
Preventions reserves	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Contingency claim reserves	(0.0)	0.0	(0.0)	(0.0)	(0.0)	0.0	(0.0)	(0.0)
Other reserves	(0.0)	0.0	(0.0)	(0.0)	(0.0)	0.0	(0.0)	(0.0)
Gross profit	**287.2**	**194.5**	**305.9**	**35.0**	**263.7**	**(165.4)**	**98.3**	**481.7**
Net operating expenses	**185.1**	**194.5**	**204.1**	**336.8**	**182.6**	**226.1**	**408.7**	**379.6**
Administrative and operating expenses	(60.0)	(66.5)	(61.3)	45.1	(79.4)	(43.3)	(122.7)	(126.4)
Personnel expenses	231.3	246.6	250.8	276.8	247.4	253.7	501.2	477.9
Depreciation and amortization	13.8	14.4	14.6	15.0	14.6	15.6	30.2	28.2
Operating Profits	**102.0**	**(319.6)**	**101.8**	**(301.8)**	**81.1**	**(391.5)**	**(310.4)**	**(217.6)**
Net Financial Income	**162.7**	**479.3**	**115.4**	**772.3**	**455.3**	**625.0**	**1,080.3**	**642.0**
On investments	51.6	199.7	103.7	137.1	105.3	143.3	248.6	251.3
Investments sales	122.3	115.3	132.4	97.4	82.3	74.8	157.1	237.5
Investments revaluation	35.4	86.8	104.5	719.6	354.4	344.7	699.1	122.2
Charges on premiums	21.9	23.0	25.5	24.3	23.5	25.0	48.5	44.9
Others	4.9	(19.0)	5.0	7.5	2.0	11.5	13.5	(14.1)
Forex	33.4	45.2	(25.2)	(18.6)	21.8	(32.7)	(10.9)	78.7
REPOMO	(106.9)	28.4	(230.5)	(194.9)	(134.1)	58.6	(75.6)	(78.4)
Income before income taxes & employee profit sharing	**264.7**	**159.8**	**217.2**	**470.5**	**536.4**	**233.6**	**769.9**	**424.5**
Provision for income tax	61.0	30.2	83.2	114.9	137.7	49.9	187.5	91.2
Provision for employee profit sharing	21.3	25.3	26.3	56.1	49.4	26.8	76.2	46.6
Subsidiaries results	77.1	91.7	48.0	49.3	83.5	105.6	189.1	168.8
Net income	**259.6**	**196.0**	**155.7**	**348.7**	**432.7**	**262.5**	**695.2**	**455.6**

SEGUROS INBURSA

BALANCE SHEET Including Monetary Adjustments

MM of constant pesos as of June 30, 2007

ASSETS	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07
Investments	**16,450.3**	**17,541.2**	**17,254.6**	**17,692.0**	**18,303.6**	**18,857.4**
Securities	**14,848.9**	**15,889.3**	**15,587.6**	**16,007.8**	**16,626.8**	**17,153.5**
Government	8,059.0	10,634.1	10,398.0	7,919.4	10,178.0	10,004.6
Private companies	5,064.7	3,349.3	3,137.2	5,322.1	3,258.0	3,494.3
Debt Instruments	4,146.0	2,383.9	1,963.2	3,950.9	1,804.0	1,889.0
Equities	918.8	965.5	1,174.0	1,371.2	1,454.1	1,605.3
Net unrealized gain on valuation	1,707.4	1,895.5	2,021.2	2,739.3	3,147.8	3,608.6
Interest debtors	17.7	10.3	31.2	27.0	42.9	45.9
Loans	**530.6**	**560.4**	**561.2**	**553.3**	**544.9**	**539.7**
On policies	144.2	157.7	152.5	158.0	163.0	166.6
Secured	363.7	368.9	373.3	348.6	338.7	325.4
Unsecured	0.3	0.3	0.0	0.8	0.0	0.0
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0	0.0
Past due loans	32.5	43.8	45.1	55.0	52.4	57.1
Interest debtors	3.1	2.9	3.3	3.4	3.1	3.0
Allowance for write-offs	(13.2)	(13.2)	(13.0)	(12.5)	(12.3)	(12.4)
Real estate	**1,070.9**	**1,091.5**	**1,105.8**	**1,130.9**	**1,132.0**	**1,164.2**
Real estate	92.2	115.7	131.3	157.8	160.7	169.5
Net unrealized gain on valuation	1,043.9	1,043.8	1,044.8	1,045.7	1,046.2	1,070.9
Depreciation	(65.3)	(68.0)	(70.3)	(72.6)	(74.9)	(76.2)
Investments for labor obligations	789.1	793.6	806.5	881.7	910.6	980.2
Current assets	**123.7**	**(40.2)**	**(20.9)**	**26.5**	**(73.9)**	**68.5**
Cash and banks	123.7	(40.2)	(20.9)	26.5	(73.9)	68.5
Debtors	**2,362.2**	**2,319.7**	**2,043.4**	**2,531.2**	**2,628.0**	**5,958.8**
Premium debtors	2,120.0	2,134.4	1,905.9	2,381.1	2,469.2	5,696.7
Agents and adjusters	1.1	0.9	3.6	3.4	7.5	7.5
Notes receivable	60.2	64.1	52.6	54.8	51.9	55.0
Employee loans	60.8	59.6	54.2	48.1	52.4	64.8
Other	153.8	95.3	62.2	77.7	81.1	169.8
Allowance for write-offs	(33.7)	(34.8)	(35.1)	(33.9)	(34.0)	(35.0)
Reinsurers and rebonders	**888.2**	**1,037.4**	**1,120.2**	**1,171.0**	**1,623.0**	**1,387.5**
Insurance and bonding companies	43.5	99.5	133.5	81.8	491.9	185.3
Retained deposits	0.5	0.5	0.5	0.5	0.5	0.5
Reinsurens share of unsettled claims	843.9	937.0	985.8	1,088.3	1,130.3	1,201.4
Reinsurens share of unearned premiums	0.3	0.3	0.3	0.3	0.3	0.3
Other assets	**498.2**	**463.7**	**311.1**	**353.7**	**371.2**	**311.7**
Furniture and equipment (net)	116.9	114.6	117.1	119.6	119.3	125.6
Foreclosed and repossessed assets	0.4	0.4	0.4	0.4	0.4	4.4
Sundry	380.9	348.6	193.6	233.6	251.5	181.7
Total assets	**21,111.6**	**22,115.3**	**21,514.9**	**22,656.0**	**23,762.6**	**27,564.1**

LIABILITIES	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07
Technical reserves	**15,459.1**	**16,063.7**	**15,537.0**	**15,901.7**	**16,200.6**	**16,855.9**
Unearned premiums	**8,301.3**	**8,772.3**	**8,354.1**	**8,372.7**	**8,476.5**	**9,033.1**
Life	5,797.7	6,227.9	5,917.7	5,590.7	5,668.0	5,946.3
Accident and health	2,495.7	2,536.4	2,428.7	2,774.4	2,800.9	3,079.3
Current bonds	7.9	7.9	7.7	7.6	7.6	7.6
Contractual obligations	**3,953.9**	**4,046.2**	**3,955.0**	**4,118.7**	**4,310.8**	**4,350.9**
Losses and maturities	2,811.8	2,841.3	2,751.6	2,939.0	3,123.1	3,140.1
Reserve for incurred but not reported losses	314.7	323.0	339.0	296.2	305.7	316.9
Policy dividends	205.9	241.9	226.2	243.0	239.1	221.9
Managed insurance funds	600.7	611.0	604.6	589.2	601.2	625.6
Deposits premiums	20.7	29.0	33.5	51.3	41.8	46.4
Prevision	**3,204.0**	**3,245.3**	**3,227.9**	**3,410.3**	**3,413.3**	**3,471.8**
Prevision	7.5	7.5	7.4	7.3	7.2	7.2
Catastrophic	3,192.8	3,233.9	3,216.8	3,399.4	3,402.4	3,461.0
Contingency	2.4	2.4	2.3	2.3	2.3	2.3
Specials	1.4	1.5	1.4	1.4	1.4	1.3
Provision for labor obligations at retirement	**788.7**	**792.5**	**806.9**	**880.3**	**909.1**	**979.2**
Creditors	**243.4**	**282.2**	**327.9**	**350.5**	**312.1**	**334.1**
Agents and adjusters	184.1	209.6	250.5	261.9	232.4	251.5
Managed loss funds	8.6	16.9	8.4	23.2	23.7	10.1
Sundry	50.8	55.7	69.0	65.4	56.0	72.5
Reinsurers and rebonders	**304.8**	**528.3**	**335.6**	**484.0**	**712.0**	**3,190.1**
Insurance and bonding companies	304.0	527.5	334.8	483.2	711.3	3,189.3
Retained deposits	0.8	0.8	0.7	0.8	0.8	0.8
Other liabilities	**1,097.1**	**1,172.1**	**1,207.9**	**1,399.7**	**1,554.7**	**1,911.4**
Provision for employee profit sharing	234.2	222.5	279.3	199.3	86.7	14.3
Other liabilities	371.2	414.0	371.0	408.9	561.1	851.9
Deferred credits	491.6	535.6	557.5	791.4	906.8	1,045.2
Total liabilities	**17,893.1**	**18,838.7**	**18,215.3**	**19,016.2**	**19,688.5**	**23,270.6**
Stockholders' equity						
Paid in capital	**1,034.2**	**1,034.2**	**1,034.2**	**1,034.2**	**1,034.2**	**1,034.2**
Capital stock	1,034.2	1,034.2	1,034.2	1,034.2	1,034.2	1,034.2
Reserves	**2,329.3**	**2,511.6**	**2,511.6**	**2,511.6**	**2,144.6**	**2,943.4**
Legal	216.2	273.8	273.8	273.8	273.8	369.8
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0
Other	2,113.1	2,237.8	2,237.8	2,237.8	1,870.8	2,573.6
Unrealized gain on valuation of real estate	29.9	29.9	29.9	19.0	18.9	19.0
Subsidiaries	80.0	329.1	332.1	335.1	336.3	605.3
Retained earnings	883.6	314.8	180.0	180.0	1,508.3	372.3
Net income	259.6	455.6	611.3	960.0	432.7	695.2
Excess (insufficient) on Stockholders' actualization	(1,398.1)	(1,398.7)	(1,399.5)	(1,400.2)	(1,400.8)	(1,375.9)
Total stockholders' equity	**3,218.5**	**3,276.6**	**3,299.7**	**3,639.8**	**4,074.1**	**4,293.5**
Total liabilities and stockholders' equity	**21,111.6**	**22,115.3**	**21,514.9**	**22,656.0**	**23,762.6**	**27,564.1**

PENSIONES INBURSA

Income Statement Including Monetary Adjustments

MM of constant pesos as of June 30, 2007	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	Acumulated Jun '07	Acumulated Jun '06
Premiums written	116.2	35.9	7.4	14.0	2.6	2.8	5.4	152.1
Premiums ceded	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Retained Premiums	**116.2**	**35.9**	**7.4**	**14.0**	**2.6**	**2.8**	**5.4**	**152.1**
Increased in reserve for unearned premiums	**84.4**	**(31.5)**	**(136.5)**	**(12.6)**	**(39.1)**	**(53.0)**	**(92.1)**	**52.9**
Retained earned premiums	**31.8**	**67.4**	**143.9**	**26.6**	**41.7**	**55.8**	**97.5**	**99.2**
Net Acquisition Cost	**7.8**	**2.7**	**0.5**	**(1.4)**	**0.1**	**0.0**	**0.1**	**10.5**
Commisions to agents	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Additional compensation to agents	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Commisions for re-insurance taken	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Commisions for re-insurance given	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Coverage on losses excess	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Others	7.8	2.7	0.5	(1.4)	0.1	0.0	0.1	10.5
Net cost of claims and contractual obligations	**200.2**	**202.4**	**197.3**	**193.0**	**191.8**	**194.2**	**386.0**	**402.6**
Claims and other contractual obligations	200.2	202.4	197.3	193.0	191.8	194.2	386.0	402.6
Claims recovered from re-insurance	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other claims	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Technical Income	**(176.2)**	**(137.6)**	**(53.9)**	**(165.0)**	**(150.3)**	**(138.3)**	**(288.6)**	**(313.8)**
Net Increase in other technical reserve	**7.3**	**6.6**	**(2.1)**	**10.1**	**2.5**	**9.0**	**11.5**	**13.9**
Catastrophic risks reserves	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Preventions reserves	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Contingency claim reserves	1.2	(1.1)	(3.3)	(0.7)	(1.3)	(1.6)	(2.9)	0.1
Other reserves	6.1	7.8	1.2	10.9	3.7	10.6	14.4	13.8
Gross profit	**(183.5)**	**(144.2)**	**(51.9)**	**(175.2)**	**(152.8)**	**(147.4)**	**(300.1)**	**(327.8)**
Net operating expenses	**5.8**	**5.0**	**4.7**	**4.8**	**4.8**	**3.7**	**8.4**	**10.8**
Administrative and operating expenses	5.2	4.3	4.0	4.1	4.1	3.0	7.1	9.5
Personnel expenses	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation and amortization	0.7	0.7	0.7	0.7	0.7	0.7	1.3	1.3
Operating Profits	**(189.3)**	**(149.2)**	**(56.5)**	**(179.9)**	**(157.5)**	**(151.0)**	**(308.5)**	**(338.5)**
Net Financial Income	**303.9**	**297.6**	**166.3**	**297.9**	**297.4**	**298.2**	**595.5**	**601.5**
On investments	264.5	259.3	259.8	257.6	250.0	249.2	499.2	523.7
Investments sales	3.0	1.1	1.1	5.4	20.4	(0.8)	19.6	4.1
Investments revaluation	173.5	2.7	191.9	281.3	189.4	(19.7)	169.7	176.2
Charges on premiums	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Others	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1
Forex	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
REPOMO	(137.1)	34.5	(286.6)	(246.3)	(162.5)	69.5	(93.0)	(102.6)
Income before income taxes & employee profit sharing	**114.6**	**148.4**	**109.7**	**118.0**	**139.9**	**147.1**	**287.0**	**263.0**
Provision for income tax	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Provision for employee profit sharing	25.8	36.2	25.1	26.4	34.2	33.8	68.0	62.0
Subsidiaries results	146.3	112.0	(61.9)	(93.3)	(120.7)	1,027.7	907.0	258.3
Net income	**235.2**	**224.2**	**22.6**	**(1.7)**	**(15.0)**	**1,141.0**	**1,126.0**	**459.3**

PENSIONES INBURSA

BALANCE SHEET

MM of constant pesos as of June 30, 2007

ASSETS	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07
Investments	**17,080.4**	**17,255.5**	**17,136.5**	**17,062.3**	**17,000.2**	**18,123.2**
Securities	**17,080.4**	**17,255.5**	**17,136.5**	**17,062.3**	**17,000.2**	**18,123.2**
Government	9,349.9	9,155.3	8,990.0	8,807.0	8,916.7	8,653.3
Private companies	4,320.5	4,457.3	4,568.9	4,434.3	4,405.9	4,647.1
Debt Instruments	3,899.2	4,036.1	4,147.7	4,013.2	3,984.7	4,225.9
Equities	421.2	421.2	421.2	421.2	421.1	421.1
Net unrealized gain on valuation	3,256.8	3,345.3	3,425.1	3,522.5	3,527.0	4,519.0
Interest debtors	153.3	297.7	152.6	298.5	150.7	303.8
Loans	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
On policies	0.0	0.0	0.0	0.0	0.0	0.0
Secured	0.0	0.0	0.0	0.0	0.0	0.0
Unsecured	0.0	0.0	0.0	0.0	0.0	0.0
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0	0.0
Past due loans	0.0	0.0	0.0	0.0	0.0	0.0
Interest debtors	0.0	0.0	0.0	0.0	0.0	0.0
Allowance for write-offs	0.0	0.0	0.0	0.0	0.0	0.0
Real estate	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Real estate	0.0	0.0	0.0	0.0	0.0	0.0
Net unrealized gain on valuation	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation	0.0	0.0	0.0	0.0	0.0	0.0
Investments for labor obligations	0.0	0.0	0.0	0.0	0.0	0.0
Current assets	**1.0**	**0.9**	**1.0**	**3.6**	**1.7**	**0.6**
Cash and banks	1.0	0.9	1.0	3.6	1.7	0.6
Debtors	**7.4**	**2.5**	**0.3**	**2.8**	**1.1**	**1.1**
Premium debtors	7.7	2.1	(0.0)	0.0	0.0	0.0
Agents and adjusters	0.0	0.0	0.0	0.0	0.0	0.0
Notes receivable	0.2	0.2	0.2	0.2	0.2	0.2
Employee loans	0.0	0.0	0.0	0.0	0.0	0.0
Other	5.9	7.3	7.6	10.6	9.4	8.9
Allowance for write-offs	(6.5)	(7.3)	(7.5)	(8.1)	(8.5)	(8.0)
Reinsurers and rebonders	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Insurance and bonding companies	0.0	0.0	0.0	0.0	0.0	0.0
Retained deposits	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurens share of unsettled claims	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurens share of unearned premiums	0.0	0.0	0.0	0.0	0.0	0.0
Other assets	**13.0**	**62.9**	**77.4**	**110.7**	**141.8**	**42.0**
Furniture and equipment (net)	0.0	0.0	0.0	0.0	0.0	0.0
Foreclosed and repossessed assets	0.0	0.0	0.0	0.0	0.0	0.0
Sundry	13.0	62.9	77.4	110.7	141.8	42.0
Total assets	**17,101.8**	**17,321.8**	**17,215.3**	**17,179.4**	**17,144.9**	**18,166.9**

LIABILITIES	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07
Technical reserves	**14,208.0**	**14,174.0**	**14,018.9**	**13,961.5**	**13,909.5**	**13,854.2**
Unearned premiums	**13,487.1**	**13,430.8**	**13,265.6**	**13,230.1**	**13,166.5**	**13,085.9**
Life	13,487.1	13,430.8	13,265.6	13,230.1	13,166.5	13,085.9
Accident and health	0.0	0.0	0.0	0.0	0.0	0.0
Current bonds	0.0	0.0	0.0	0.0	0.0	0.0
Contractual obligations	**66.0**	**81.6**	**93.8**	**61.8**	**70.9**	**89.8**
Losses and maturities	62.6	81.3	93.8	61.6	70.8	89.1
Reserve for incurred but not reported losses	0.0	0.0	0.0	0.0	0.0	0.0
Policy dividends	0.0	0.0	0.0	0.0	0.0	0.0
Managed insurance funds	0.0	0.0	0.0	0.0	0.0	0.0
Deposits premiums	3.4	0.2	0.0	0.1	0.1	0.7
Prevision	**655.0**	**661.6**	**659.5**	**669.7**	**672.1**	**678.5**
Prevision	0.0	0.0	0.0	0.0	0.0	0.0
Catastrophic	0.0	0.0	0.0	0.0	0.0	0.0
Contingency	269.7	268.6	265.3	264.6	263.3	261.7
Specials	385.2	393.0	394.2	405.1	408.8	416.8
Provision for labor obligations at retirement	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Creditors	**9.2**	**10.6**	**12.7**	**10.9**	**9.9**	**13.5**
Agents and adjusters	0.1	0.1	0.1	0.1	0.1	0.1
Managed loss funds	0.0	0.0	0.0	0.0	0.0	0.0
Sundry	9.2	10.5	12.6	10.8	9.9	13.4
Reinsurers and rebonders	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Insurance and bonding companies	0.0	0.0	0.0	0.0	0.0	0.0
Retained deposits	0.0	0.0	0.0	0.0	0.0	0.0
Other liabilities	**33.5**	**69.8**	**93.7**	**118.3**	**151.2**	**83.4**
Provision for employee profit sharing	27.2	63.0	85.0	107.6	138.8	65.0
Other liabilities	0.0	0.0	0.0	0.0	0.0	2.7
Deferred credits	6.3	6.9	8.7	10.8	12.5	15.7
Total liabilities	**14,250.8**	**14,254.4**	**14,125.3**	**14,090.7**	**14,070.7**	**13,951.1**
Stockholders' equity						
Paid in capital	**1,074.5**	**1,074.5**	**1,074.5**	**1,074.5**	**1,074.5**	**1,074.5**
Capital stock	1,437.6	1,438.4	1,432.0	1,426.5	1,423.0	1,424.5
(-)Unsubscribed capital	363.2	363.9	357.5	352.0	348.5	350.0
Reserves	**600.8**	**878.2**	**878.2**	**878.2**	**878.2**	**1,402.2**
legal	432.4	493.8	493.8	493.8	493.8	541.8
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0
Other	168.4	384.4	384.4	384.4	384.4	860.4
Unrealized gain on valuation of real estate	0.0	0.0	0.0	0.0	0.0	0.0
Subsidiaries	309.2	609.3	609.3	609.6	610.1	713.9
Retained earnings	3,498.0	2,912.7	2,912.7	2,912.7	3,393.0	2,765.9
Net income	235.2	459.3	482.0	480.3	(15.0)	1,126.0
Excess (insufficient) on Stockholders' actualization	(2,866.6)	(2,866.6)	(2,866.6)	(2,866.6)	(2,866.6)	(2,866.6)
Total stockholders' equity	**2,851.0**	**3,067.4**	**3,090.0**	**3,088.7**	**3,074.1**	**4,215.8**
Total liabilities and stockholders' equity	**17,101.8**	**17,321.8**	**17,215.3**	**17,179.4**	**17,144.9**	**18,166.9**

Fianzas Guardiana-Inbursa

Income Statement Including Monetary Adjustments

MM of constant pesos as of June 30, 2007	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	Acumulated Jun '07	Jun '06
Premiums accepted	125.3	130.6	152.5	146.0	174.7	158.9	333.6	255.9
Premiums ceded	21.1	20.0	16.8	20.2	47.0	25.1	72.1	41.1
RETAINED PREMIUMS	**104.2**	**110.7**	**135.6**	**125.9**	**127.7**	**133.8**	**261.5**	**214.8**
Application of reserve for outstanding bonds	(0.1)	2.7	1.6	1.9	11.0	3.8	14.8	2.6
NET PREMIUM REVENUES	**104.2**	**108.0**	**134.1**	**123.9**	**116.7**	**130.0**	**246.7**	**212.3**
Net Acquisition Cost	**(5.6)**	**(4.7)**	**(4.4)**	**(19.3)**	**(9.1)**	**(1.3)**	**(10.4)**	**(10.3)**
Comisions to agents	0.1	0.9	0.1	0.5	0.8	0.3	1.1	0.9
Comisions for rebonding taken	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0
Comisions for rebonding given	(8.0)	(7.8)	(7.0)	(10.7)	(13.1)	(5.1)	(18.2)	(15.7)
Others	2.3	2.2	2.5	(9.2)	3.2	3.5	6.6	4.5
Claims	70.9	62.1	57.7	75.8	95.9	94.3	190.2	133.0
Technical Income	**38.9**	**50.6**	**80.7**	**67.5**	**29.9**	**37.0**	**66.9**	**89.5**
Net increase in other technical reserves	(0.5)	1.1	(2.2)	(1.7)	0.6	1.7	2.3	0.6
GROSS INCOME	**39.4**	**49.5**	**83.0**	**69.2**	**29.3**	**35.4**	**64.7**	**88.9**
Net Operating Expenses	**(12.3)**	**(12.7)**	**(18.3)**	**(15.9)**	**(16.3)**	**(17.1)**	**(33.3)**	**(25.0)**
Administrative & operating expenses	(12.5)	(12.9)	(18.8)	(16.2)	(16.5)	(17.3)	(33.8)	(25.4)
Personnel expenses	0.0	(0.0)	0.1	(0.1)	0.0	0.0	0.0	(0.0)
Depreciation	0.2	0.3	0.4	0.4	0.2	0.2	0.5	0.5
OPERATING INCOME	**51.7**	**62.2**	**101.3**	**85.1**	**45.6**	**52.4**	**98.0**	**113.9**
Financial Income	**71.7**	**12.7**	**9.9**	**19.8**	**14.8**	**39.7**	**54.5**	**84.3**
On investments	4.1	3.0	3.0	3.1	2.6	2.8	5.4	7.2
Investments sales	69.2	15.9	13.9	16.6	14.5	17.6	32.0	85.1
Investments revaluation	5.5	(7.7)	10.7	16.6	9.3	13.7	23.0	(2.2)
Others	0.1	0.0	0.1	0.3	0.0	0.0	0.1	0.1
Repos	0.1	0.1	0.1	0.0	0.1	0.5	0.6	0.3
REPOMO	(7.3)	1.3	(17.8)	(16.8)	(11.8)	5.2	(6.6)	(6.1)
INCOME BEFORE TAXES	**123.4**	**74.8**	**111.2**	**104.9**	**60.3**	**92.1**	**152.5**	**198.2**
Income taxes	16.8	39.2	38.5	25.4	26.5	40.3	66.8	56.0
Subsidiaries Net Income	5.2	4.0	(2.2)	(3.3)	(4.3)	36.3	32.0	9.1
NET INCOME	**111.7**	**39.6**	**70.5**	**76.2**	**29.5**	**88.2**	**117.7**	**151.3**

Fianzas Guardiana-Inbursa

BALANCE SHEET Including Monetary Adjustments

MM of constant pesos as of June 30, 2007

ASSETS	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07
Investments	**1,075.3**	**1,130.9**	**1,179.2**	**1,251.1**	**1,335.5**	**1,456.6**
Securities	**955.2**	**998.4**	**1,049.8**	**1,123.8**	**1,202.2**	**1,325.2**
Government	806.8	854.5	900.9	989.7	1,065.6	1,130.3
Private companies	101.7	101.3	98.1	70.7	70.8	78.7
Debt Instruments	45.7	45.2	42.6	15.9	16.3	16.3
Equities	56.1	56.2	55.4	54.8	54.4	62.4
Net unrealized gain on valuation	46.6	42.6	50.6	63.3	65.9	116.2
Interest debtors	0.2	0.0	(0.1)	0.1	0.0	0.0
Loans	**57.9**	**56.9**	**54.2**	**52.4**	**58.6**	**57.0**
Secured	54.0	55.1	49.8	47.1	46.5	53.5
Unsecured	0.9	0.9	0.9	0.9	1.6	0.4
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0	0.0
Past due loans	2.6	0.4	3.0	3.9	10.2	2.5
Interest debtors	0.4	0.5	0.5	0.5	0.4	0.6
Real estate	**62.2**	**75.5**	**75.2**	**74.8**	**74.6**	**74.4**
Real estate	7.5	7.5	7.4	7.3	7.2	7.2
Net unrealized gain on valuation	58.7	72.0	72.2	72.3	72.3	72.3
Depreciation	(4.0)	(4.0)	(4.4)	(4.7)	(4.9)	(5.2)
Investments for labor obligations	**1.8**	**1.8**	**1.8**	**1.9**	**2.0**	**2.1**
Current assets	**3.2**	**4.7**	**0.9**	**1.2**	**(0.4)**	**0.3**
Cash and banks	3.2	4.7	0.9	1.2	(0.4)	0.3
Debtors	**95.8**	**110.7**	**133.5**	**123.5**	**115.3**	**76.2**
Premium debtors	95.2	110.4	132.3	122.5	114.2	75.1
Agents	0.0	0.0	0.0	0.0	(0.0)	0.0
Notes receivable	0.0	0.0	0.0	0.0	0.0	0.0
Debt for bonding claimed & payed	0.0	0.0	0.0	0.0	0.0	0.0
Employee loans	0.0	0.0	0.0	0.0	0.0	0.0
Other	0.5	0.4	1.2	1.0	1.1	1.1
Allowance for write-offs	0.0	0.0	0.0	0.0	0.0	0.0
Rebonders	**8.9**	**5.5**	**5.1**	**12.6**	**6.0**	**6.0**
Bonding companies	3.3	1.7	1.6	9.3	2.6	2.7
Retained deposits	0.0	0.0	0.0	0.0	0.0	0.0
Others	0.1	0.1	0.1	0.1	0.1	0.1
Participation in rebonding	5.5	5.4	5.1	4.8	4.9	4.8
Estimation for punishments	(1.6)	(1.6)	(1.6)	(1.6)	(1.6)	(1.6)
Other assets	**94.9**	**126.8**	**158.7**	**183.9**	**207.6**	**58.6**
Furniture and equipment (net)	0.1	0.1	0.1	0.1	0.1	0.1
Foreclosed and repossessed assets	1.6	1.6	1.6	1.6	1.6	1.6
Sundry	93.2	125.1	157.1	182.2	206.0	57.0
Total assets	**1,279.9**	**1,380.5**	**1,479.3**	**1,574.2**	**1,665.9**	**1,599.7**

LIABILITIES	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07
Technical reserves	**219.1**	**223.1**	**221.1**	**220.2**	**231.5**	**237.0**
Current bonds	50.6	53.4	53.7	54.5	65.1	69.0
Contingency bonds	168.5	169.7	167.4	165.7	166.3	168.0
Provision for labor obligations at retirement	**0.7**	**0.7**	**0.7**	**0.8**	**0.9**	**0.9**
Creditors	**0.1**	**8.9**	**6.1**	**9.4**	**6.4**	**9.8**
Agents and adjusters	0.1	0.9	0.1	0.5	0.2	0.1
Managed loss funds	0.0	0.0	0.0	0.0	0.0	0.0
Sundry	(0.1)	8.0	6.0	8.9	6.2	9.6
Rebonders	**10.2**	**22.4**	**16.9**	**11.8**	**36.9**	**26.0**
Bonding companies	4.1	16.0	12.3	7.4	32.4	22.0
Other participation	6.1	6.3	4.5	4.4	4.4	4.1
Other liabilities	**151.1**	**174.7**	**213.8**	**235.0**	**263.8**	**111.2**
Provision for employee profit sharing & incured incom	124.1	148.8	181.8	199.9	223.1	70.1
Other liabilities	20.6	21.4	25.0	23.9	28.3	25.2
Deferred credits	6.4	4.5	7.0	11.2	12.3	15.9
Total liabilities	**381.2**	**429.7**	**458.5**	**477.2**	**539.4**	**384.9**
Stockholders' equity						
Paid in capital	**153.4**	**153.4**	**153.4**	**153.4**	**153.4**	**153.4**
Capital stock	189.7	189.8	189.1	188.6	188.2	188.4
(-)Unsubscribed capital	(36.3)	(36.4)	(35.7)	(35.2)	(34.9)	(35.0)
Reserves	**112.3**	**132.4**	**132.3**	**132.3**	**132.3**	**162.1**
legal	112.3	132.4	132.3	132.3	132.3	162.1
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0
Other	0.0	0.0	0.0	0.0	0.0	0.0
Unrealized gain on valuation of real estate	3.2	3.2	3.2	3.2	3.2	3.2
Subsidiaries	9.7	20.4	20.4	20.4	20.4	24.1
Retained earnings	580.1	549.8	549.2	549.2	847.2	813.7
Net income	111.7	151.3	221.8	298.0	29.5	117.7
Excess (insufficient) on Stockholders' actualization	(73.3)	(59.6)	(59.6)	(59.5)	(59.5)	(59.4)
Total stockholders' equity	**897.1**	**950.8**	**1,020.7**	**1,096.9**	**1,126.5**	**1,214.8**
Total liabilities and stockholders' equity	**1,279.8**	**1,380.5**	**1,479.3**	**1,574.2**	**1,665.9**	**1,599.7**

INBURSA
Grupo Financiero

Frank Aguado
(52) 55-56-25-4900 Ext. 3351
faguadom@inbursa.com

Juan Ignacio Gonzalez
(52) 55-56-25-4900 Ext.6641
igonzalezs@inbursa.com

Fax: (52) 55-56-25-4965
www.inbursa.com

*Mexico City, October the 25th, 2007.- **Grupo Financiero Inbursa** reported today results for the third quarter ended September 30, 2007.*

HIGHLIGHTS

Grupo Financiero Inbursa posted profits of $388.5 MM USD under US GAAP as of September 2007 and $3,721.2 MM Ps under CNBV rules during the same period, 48.5% and 44.8% growths relative to September 2006, respectively.

Grupo Financiero Inbursa posted profits of $3,721.2 MM Ps as of September 2007, this represented a 44.8% growth relative to the same period previous year. This result in mainly explained by higher operations in the different subsidiaries together with better market conditions and net gains on stocks valuation at Pensiones Inbursa. It's worth to mention that this performance was achieved even though higher reserves creations.

Financial Margin stood at $3,001.5 in September 2007, a 15.2% increase compared with September 2006, due to a better mix in the loan portfolio. Clients grew from 252,481 to 694,977 in the same period, 2.7 times.

Interest on loans grew 20%, from $4,138.6 MM Ps in September 2006 to $4,966.9 MM Ps in September 2007. This result is mainly explained by the 28% increase in the loan portfolio from $60,629 MM Ps to $77,751 MM Ps with better mix (SME's and credit cards)

Seguros and Patrimonial Inbursa posted very strong nine months 2007 results. Premiums grew 43.3% (8.2% without Pemex), net income 42.5% and Stockholders' equity 36.9%, as of September 2007 vs. September 2006.

Seguros Inbursa's net income stood at $885.4 MM Ps at the end of September 2007 compared with $621.2 MM Ps obtained in the same period previous year, a 42.5% increase. This result is mainly explained by higher levels of operations in all lines of businesses together with sound combined ratios and higher Financial Income.

Afore Inbursa reached $218.7 MM Ps in net income during 9M07 compared with $104.8 MM Ps in 9M06.

During the first 9M07, net income posted profits of $218.7 MM Ps, compared with $104.8 MM Ps in first 9M06. Higher assets under management and lower acquisition cost explained this result.

Sinca Inbursa, the venture capital firm, will own 2.34% of CICSA's stockholders' equity, due to the merge of Urvitec into CICSA during 4Q07.

Sinca Inbursa has a 27.55% stake in Urvitec. This company is an experienced house developer that primary was located in the north of Mexico. Urvitec reached an agreement to be merged into CICSA. The transaction is expected to be concluded during 4Q07.

- *All figures included in this report are expressed on September 2007 constant pesos and are not audited.*
- *This press release is presented under regulation 1488 of the CNBV.*
- *As required by regulation 1488 of the CNBV, the financial margin includes only the commissions and fees involved in interest related earnings. Forex and inflationary effects on the loan portfolio are also reflected in the financial margin.*
- *There have been no material changes to the Group's accounting practices or policies during 3Q07. Therefore, the figures presented in this document are consistent with those presented in the Group's last annual report (4Q06).*
- *Consolidated figures for Banco Inbursa and for Grupo Financiero Inbursa does not include minority interest.*

	Sep '07
Employees	5,343
# clients (MM)	8.1
Call Center Positions	1,253
ATM's	568
Sales force	16,506

GRUPO FINANCIERO INBURSA
(with subsidiaries and consolidated)
Under US GAAP

US GAAP

Mkt Value/Book Value.	1.89
Stock price USD (Sep'07)	2.40
EPS (USD)	
Outstanding shares ('000)	3,000,153
Debt Rating (Banco Inbursa)	
S & P	BBB-/A-3
Fitch	BBB-/F-3

Net Income

MM USD	3Q07		2Q07	% chg vs.	3Q06	% chg vs.	Jan - Dec		%
	$	%	$	2Q07	$	3Q06	2007	2006	Chg
Banco Inbursa	66.5	76%	17.5	280%	(19.6)	N.A.	136.1	101.2	35%
Operadora	3.1	4%	5.5	-43%	4.7	-34%	13.5	8.7	56%
Seguros	8.7	10%	59.5	N.A.	11.8	-26%	87.9	65.5	34%
Pensiones	2.5	3%	96.7	N.A.	2.8	-12%	96.9	38.7	150%
Fianzas	5.5	6%	6.9	-20%	3.6	56%	14.3	17.0	-16%
Inversora	1.1	1%	16.5	N.A.	19.1	N.A.	36.7	29.6	24%
Others	0.5	1%	1.1	-56%	0.6	-20%	3.1	1.0	210%
Total	**87.9**	**100%**	**203.7**	**-56.8%**	**23.0**	**281.6%**	**388.5**	**261.6**	**48.5%**

- Under US GAAP **Grupo Financiero Inbursa** posted profits of $388.5 MM USD during first 9M07, 48.5% more to the same period of the previous year. This result is mainly explained by higher level operations in the different subsidiaries together with better market conditions, and net gains on stocks valuation at Pensiones Inbursa.

Investment by Company

MM USD	3Q07		2Q07	% chg vs.	3Q06	% chg vs.
	$	%	$	2Q07	$	3Q06
Banco Inbursa	2,163.5	57%	2,064.5	5%	2,007.8	8%
Operadora	57.8	2%	59.1	-2%	49.8	16%
Seguros	716.5	19%	716.7	0%	565.7	27%
Pensiones	483.6	13%	503.8	-4%	376.5	28%
Fianzas	116.1	3%	110.2	5%	89.1	30%
Inversora	220.6	6%	222.2	-1%	161.0	37%
Others	26.5	1%	4.4	502%	31.5	-16%
Total	**3,784.6**	**100%**	**3,680.9**	**2.8%**	**3,281.3**	**15.3%**

- Stockholders' equity of **Grupo Financiero Inbursa** stood at $3,784.6 MM USD under US GAAP vs $3,523.8 MM USD reached under the CNBV rules. Accumulated deferred taxes in the different subsidiaries together with monetary adjustments on the stockholders' equity are the main reasons of this difference.

GFINBUR"O"
(Stock Price)


30.5
26.9 26.2
26.0
23.4
21.8
A'07 M'07 J'07 J'07 A'07 S'07

CNBV GAAP

GRUPO FINANCIERO INBURSA
(with subsidiaries and consolidated)
Under CNBV Rules

Mkt Value/Book Value	2.1
Stock price (Sep'07)	26.20
Outstanding shares ('000)	3,000,153
Debt Rating (Banco Inbursa)	
S & P	BBB-/A-3
Fitch	BBB-/F-3

Net Income

MM Ps.	3Q07 $	3Q07 %	2Q07 $	% chg vs. 2Q07	3Q06 $	% chg vs. 3Q06	Jan - Sep 2007	Jan - Sep 2006	%chg. vs. 2006
Banco Inbursa	485.8	64%	231.8	110%	(196.0)	N.A.	980.2	833.4	18%
Operadora	26.3	3%	62.8	-58%	47.4	-45%	137.3	87.0	58%
Seguros	178.9	24%	266.8	-33%	158.2	13%	835.4	621.2	43%
Pensiones	11.7	2%	1,159.5	N.A.	23.0	N.A.	1,155.9	489.8	136%
Fianzas	64.3	9%	89.6	-28%	71.6	-10%	184.0	225.4	-18%
Inversora	(18.6)	-2%	188.4	N.A.	197.5	N.A.	360.4	305.3	18%
Others	6.3	1%	12.8	N.A.	30.4	N.A.	18.0	8.0	124%
Total	**754.6**	**100%**	**2,011.6**	**N.A.**	**332.1**	**127.2%**	**3,721.2**	**2,570.1**	**44.8%**

- ***Grupo Financiero Inbursa*** *posted profits of $3,721.2 in the first nine months 2007, this represented a 44.8% growth relative to first nine months 2006. This result is mainly explained by higher operations in the different subsidiaries together with better market conditions, and net gains on stocks valuation at Pensiones Inbursa. It´s worth to mention that this performance was achieved even though higher reserves creations.*

Free Cash Flow

	MM of constant pesos as of September 30, 2007	2003	2004	2005	2006	9M06	9M07
+	Interest Income	11,793.6	11,851.0	18,064.7	14,318.1	11,288.3	9,769.3
-	Interest Expense	8,849.5	8,933.6	13,993.0	10,002.4	7,952.5	6,157.0
=	**Financial Margin**	**2,944.1**	**2,917.4**	**4,071.6**	**4,315.7**	**3,335.9**	**3,612.3**
-	Unrealized gains/losses (net of deferred taxes)	158.5	739.2	-63.4	-445.7	104.0	1,136.1
-	General Expenses	1,688.6	1,900.0	2,261.1	2,744.2	2,048.0	2,310.1
+	Commissions & Fees	1,348.3	1,793.1	1,754.8	2,103.0	1,493.5	1,620.6
+	Other Reserves	-227.2	461.4	1,361.4	1,141.4	1,432.4	1,786.4
+	Subsidiaries Income	2,258.7	4,293.8	2,202.2	1,991.8	1,390.5	2,501.8
-	Taxes	302.3	283.7	521.9	646.5	634.5	270.1
=	**Free Cash Flow**	**4,174.5**	**6,542.8**	**6,670.5**	**6,606.9**	**4,865.8**	**5,804.8**

Investment by Company

MM Ps.	3Q07 $	3Q07 %	2Q07 $	% chg vs. 2Q07	3Q06 $	% chg vs. 3Q06
Banco Inbursa Consolidated	24,800.3	65%	24,465.2	1%	25,308.3	-2%
Afore	*1,351.8*	*4%*	*1,256.6*	*8%*	*1,060.2*	*27%*
Sinca	*2,915.6*	*8%*	*2,934.5*	*-1%*	*2,771.2*	*5%*
Inmobiliaria	*856.3*	*2%*	*863.5*	*-1%*	*876.8*	*-2%*
Operadora	631.8	2%	647.8	-2%	568.1	11%
Seguros Inbursa Consolidated	4,591.6	12%	4,362.9	5%	3,353.0	37%
Patrimonial	*934.0*	*2%*	*868.8*	*8%*	*634.2*	*47%*
Salud	*133.0*	*0%*	*129.1*	*3%*	*134.9*	*-1%*
Pensiones Inbursa Consolidated	4,287.7	11%	4,284.0	0%	3,140.0	37%
Promotora	*1,854.3*	*5%*	*2,091.4*	*-11%*	*1,149.6*	*61%*
Fianzas	1,303.8	3%	1,234.4	6%	1,037.2	26%
Inversora	2,410.5	6%	2,436.4	-1%	1,835.7	31%
Others	417.8	1%	291.6	43%	528.7	-21%
Total	**38,443.4**	**100%**	**37,722.4**	**2%**	**35,770.9**	**7%**

- *Stockholders´ equity of Grupo Financiero Inbursa stood at $38,443.4 MM Ps as of September 2007, a 7% increase relative to the same period previous year. It is worth to recall, that in May 2007, GFI paid a $1,220 MM Ps dividend. If adjusted, stockholders´ equity growth would have been 10.7% in the same period.*

Sources & Uses of Funds
(MM Ps as of September 2007)

	SOURCES					
	Stockholders' Equity	Debt	Reserves	Deferred Taxes	Other Liabilities	Total
Banco Inbursa	24,800.3	68,839.8	10,416.1	738.2	2,476.2	**107,270.7**
Seguros and Patrimonial Inbursa	4,591.6		17,335.0	964.5	5,554.4	**28,445.5**
Pensiones Inbursa	4,287.7		13,934.6	15.4	367.2	**18,604.9**
Inversora Bursátil	2,410.5	48.7		170.3	176.5	**2,806.1**
Operadora Inbursa	631.8			106.9	56.0	**794.6**
Fianzas G-Inbursa	1,303.8		245.4	15.5	159.2	**1,723.8**
Others	417.8					**417.8**
TOTAL	**38,443.4**	**68,888.5**	**41,931.1**	**2,010.8**	**8,789.6**	**160,063.4**

	USES					
	Investment* Portfolio	Loan Portfolio	Fixed Income MM Portfolio	Fixed Assets	Other Assets	Total
Banco Inbursa	6,828.0	77,750.8	18,807.3	630.7	3,254.0	**107,270.7**
Seguros and Patrimonial Inbursa	6,972.9	2,048.6	12,499.1	1,621.5	5,303.4	**28,445.5**
Pensiones Inbursa	2,929.5		15,550.4		124.9	**18,604.9**
Inversora Bursátil	128.1		2,390.1	33.9	254.0	**2,806.1**
Operadora Inbursa	654.2		76.8		63.6	**794.6**
Fianzas G-Inbursa	159.6	58.0	1,168.3	173.0	164.9	**1,723.8**
Others					417.8	**417.8**
TOTAL	**17,672.3**	**79,857.4**	**50,491.9**	**2,459.1**	**9,582.6**	**160,063.4**

*: Includes stocks and investments in other subsidiaries (i.e. Sinca, Afore...)

Assets under Management: $832,250.6
Assets in Custody: $1,803,183.3

BANCO INBURSA Under US GAAP
(MM USD)

Net Income

	3Q07 MM USD	2Q07 MM USD	3Q06 MM USD	Jan - Sep '07 MM USD	Jan - Sep '06 MM USD
Net income under CNBV GAAP	44.5	20.1	(13.3)	87.6	71.0
Adjustments of monetary position	24.7	(11.4)	(6.2)	41.1	28.7
Adjustments on deferred liabilities	(3.8)	10.0	(1.2)	5.7	(0.9)
Others	1.1	(1.2)	1.1	1.6	2.3
Net Increase	22.1	(2.6)	(6.3)	48.5	30.1
Net Income Under US GAAP	**66.5**	**17.5**	**(19.6)**	**136.0**	**101.1**

- Under US GAAP Banco Inbursa posted profits of of $136.0 MM USD during first nine months of 2007 compared with $101.1 MM USD under the CNBV rules, $34.9 MM USD more. This result is mainly explained by add-backs on monetary positions and deferred liabilities.

Stockholders' Equity

	3Q07 MM USD	2Q07 MM USD	3Q06 MM USD
Stockholders´equity under CNBV GAAP	2,251.2	2,172.8	2,176.4
Deferred Taxes	159.4	158.4	198.8
Derivatives	(153.6)	(153.6)	(159.0)
Others	(86.3)	(106.4)	(203.0)
Net Decrease	(80.5)	(101.6)	(163.2)
Stockholders´Equity Under US GAAP	**2,170.7**	**2,071.2**	**2,013.2**

- Stockholders' equity resulted in $2,170.7 MM USD under US GAAP in September 2007. Under CNBV rules Banco Inbursa´s stockholders´ equity stood at $2,251.2 MM USD, $80.5 MM USD more. The difference is basically explained by $159.4 MM USD add-backs coming from deferred taxes as well as deductions of $153.6 MM USD from derivatives and other adjustments of $86.3 MM USD.

BANCO INBURSA
(Commercial & Investment Banking)

Banco Inbursa posted profits of $980.2 MM Ps during first nine months 2007 compared with $833.4 MM Ps obtained in the same period previous year. This result is explained by: 1) 15.2% more in Financial Margin, due to the increase in the loan portfolio with a better mix, 2) $285.2 MM Ps more in market related income due to the fixed rate funding swap position Mark to Market compared with first nine months 2006, 3) $163.0 MM Ps more in commission and fees, that represented a 13.6% increase and 4) Better results in both Afore Inbursa an Sinca Inbursa. This result was achieved even though $485.8 MM Ps more loan loss provisions.

As of September 2007, Demand Deposits stood at $30,942.8 MM Ps, a 14.2% increase relative to September 2006. This result in mainly explained by the Inbursa CT account that represented 91.6% of these deposits.

Financial Margin

As of September 2007 financial margin stood at $3,001.5 MM Ps, a 15.2% increase compared with same period previous year, this growth is mainly explained by the 20% growth in interest on loans due to a 28% increase in the loan portfolio with better mix (SME´s and credit cards). Financial margin before monetary position adjustments stood at $3,443.6 MM Ps.

Market Related Income

Market related income posted profits of $348.7 MM Ps at the end of September 2007 compared with $63.5 MM Ps during first nine months 2006. This result is mainly explained by the fixed rate swap position due to higher levels of the long term interest rates observed during the first nine months of the 2007 relative to those of September 2006.

Loan Loss Reserves

Loan loss reserves increased $1,679.0 MM Ps during the first nine months of 2007, reaching $10,416.1 MM Ps on accumulated basis. This amount represented 7.5 times non-performing loans.

General Expenses

General expenses grew 16.5% compared to September 06, this is mainly explained by the growth in acquisition cost of the retail banking products (mainly credit cards) that are included in administrative expenses.

Risk Adjusted Net Interest Income

MM Ps	3Q07	2Q07	3Q06	9M07	9M06
Interest Income	**2,731.5**	**2,505.7**	**2,347.0**	**7,697.4**	**8,202.1**
Interest on loans	1,757.9	1,786.3	1,313.8	4,966.9	4,138.6
Repo´s interest income	328.0	333.3	468.7	1,072.8	2,188.8
Others	645.5	386.0	564.5	1,657.7	1,874.7
Interest Expenses	**(1,537.9)**	**(1,355.4)**	**(1,412.5)**	**(4,253.8)**	**(5,135.5)**
Interest on deposits & funding	(1,211.0)	(1,002.1)	(946.3)	(3,181.4)	(2,952.7)
Repo´s interest expense	(326.9)	(353.2)	(466.2)	(1,072.3)	(2,182.9)
REPOMO	**(250.0)**	**81.2**	**(249.6)**	**(442.1)**	**(460.9)**
Financial Margin	**943.6**	**1,231.5**	**684.9**	**3,001.5**	**2,605.6**
Loan Loss Reserves (Net)	(331.0)	(873.0)	(370.3)	(1,679.0)	(1,193.2)
Risk Adjusted Net Interest Income	**612.5**	**358.5**	**314.6**	**1,322.5**	**1,412.4**

Market Related Income

MM Ps	3Q07	2Q07	3Q06	9M07	9M06
Financial Instruments Negotiable	1,000.4	897.3	(363.5)	1,812.5	(609.7)
Repos	0.1	(4.3)	(66.2)	0.1	(68.2)
Securities Purchases and Sales	(151.5)	(497.0)	451.7	(720.8)	349.7
Derivative Instruments	(651.1)	(451.4)	(687.5)	(743.2)	391.7
Total	**197.9**	**(55.4)**	**(665.5)**	**348.7**	**63.5**

Administrative and Promotion Expenses

MM Ps	3Q07	2Q07	3Q06	9M07	9M06
Personnel	35.4	36.1	31.4	107.0	89.5
Administrative Expenses	534.3	582.2	460.1	1,696.6	1,432.3
Contributions to IPAB	54.3	52.9	46.3	157.0	153.0
Depreciations and Amortizations	29.0	28.6	25.5	85.1	81.4
Administrative and Promotion Expenses	**653.0**	**699.7**	**563.4**	**2,045.6**	**1,756.2**

Income Statement Selected Figures

MM Ps	3Q07	2Q07	3Q06	9M07	9M06
OTHER EXPENSES / INCOME	**(4.5)**	**178.0**	**66.4**	**237.9**	**283.7**
Charge Offs & Other Losses	(4.6)	(3.3)	(0.2)	(9.5)	(6.3)
Recoveries	0.0	0.0	0.0	0.0	0.0
Repomo	36.0	26.6	(58.6)	47.4	(95.5)
Other Income	(35.9)	154.7	125.3	200.0	385.5
EARNINGS FROM SUBSIDIARIES	**37.3**	**122.5**	**49.0**	**191.7**	**11.6**
Sinca Inbursa	35.4	26.7	28.2	92.6	(37.3)
Afore Inbursa	1.9	95.8	20.8	99.1	48.9
MONETARY POSITION RESULTS	**(214.0)**	**107.6**	**728.0**	**536.1**	**553.2**
Repomo - Margin	(250.0)	81.1	669.4	-442.1	457.7
Repomo - Other expenses	36.0	26.5	58.6	47.4	95.5

Earnings from Subsidiaries

Earnings from subsidiaries posted $191.7 MM Ps profits during first nine months 2007 compared with $11.6 MM Ps during the same period previous year. This result is mainly explained by better results in both, Afore Inbursa and Sinca Inbursa.

SINCA INBURSA

Current Investment Portfolio

Sinca Inbursa has a 27.55% stake in Urvitec. This company is a 4,000 house developer and is expected to increase 50% in 2008 to 6,000. Primary was located in the north of Mexico, and has an agreement to be merged into CICSA. This transaction is expected to be concluded during 4Q07.

MM Ps	Description	% Shares	Acquisition Date	Book Value Investment	%
Infraestructura y Transporte México	Railroad	8.25%	Aug-06	1,076	48.6%
Controladora Vuela Compañia de Aviación	Air Line	25.00%	Oct-05	354	16.0%
Casas URVITEC	House Developer	27.55%	Feb-07	254	11.5%
Pure Leasing	Leasing	49.00%	Jan-06	193	8.7%
Grupo Acir	Radio Broadcast	20.00%	Aug-96	94	4.2%
Grupo IDESA	Petrochemical	9.45%	Aug-06	92	4.2%
Quality Films	Films distribution	30.00%	Dec-05	55	2.5%
Laboratorio Médico Polanco	Health	48.63%	Aug-06	47	2.1%
Argos Comunicación	Media Content	30.00%	Feb-07	41	1.9%
Others				7	0.3%
Total				**2,213**	**100.0%**

It´s worth to mention that the investments of Sinca Inbursa are registered at book value net of goodwill (which is later amortized), and the contribution to the results of the company are thru the equity method.

Loan Portfolio and Asset Quality

Loan portfolio stood at $77,750.8 MM Ps at the end of September 2007, a 28.2% increase relative to September 2006. This increase was due to more credits in commercial (mainly SME´s), consumer and loans to states and municipalities during this period. It is worth to recall that $298.0 MM Ps of housing loan portfolio are booked in the insurance company that added to the bank loan portfolio accumulated $1,115.8 MM Ps for GFI.

Credit Cards grew 2.7 times compared to first nine months 2006, from 221,200 in September 2006 to 652,377 in September 2007. As of September, credit cards loan portfolio was $2,731.6 MM Ps, 1.8 times more than September 2006.

Loan Portfolio in Pesos represented 70% of the total Loan Portfolio.

Loan loss reserves grew from $8,922 MM Ps in September 06 to $10,416 MM Ps in September 07, representing a 16.7% increase and a coverage ratio to non performing loans of 7.5 times .

Loan Portfolio

MM Ps	3Q07	%	2Q07	%	3Q06	%
TOTAL LOAN PORTFOLIO	**77,751**	**100%**	**75,158**	**100%**	**60,629**	**100%**
Commercial	58,510	75%	59,607	79%	51,508	85%
Financial Institutions	8,146	10%	5,112	7%	2,486	4%
Consumer	7,118	9%	6,680	9%	4,216	7%
Housing	818	1%	810	1%	910	2%
Governments	1,778	2%	1,885	3%	785	1%
PAST DUE LOANS	**1,381**	**1.8%**	**1,064**	**1.4%**	**724**	**1.2%**
LOAN LOSS RESERVES	**10,416**	**13%**	**10,271**	**14%**	**8,922**	**15%**

	3Q07	2Q07	3Q06
Pesos	70%	72%	64%
USD	30%	28%	36%
Secured *	82%	82%	82%
Unsecured	18%	18%	18%

* Collateral, real guarantees and guarantors

Banco Inbursa Selected Ratios

	3Q07	3Q06	System 2Q07
Loans / Total Assets	80.3%	67.7%	55.8%
NPL / Loan Portfolio	1.8%	1.2%	2.3%
LLR / NPL (times)	7.5	12.3	1.8

Non Performing Loans

At the end of the quarter, non performing loans stood at $1,381 MM Ps compared with $724 MM Ps as of September 2006, this figure represents 1.8% non performing loans to total loans ratio. It is worth to recall, in commercial loans, the total amount is recorded as non performing on the day following of any default.

Non Performing Loans

MM Ps	MM Ps	%
NPL June 30, 2007	**1035.0**	
- Decreases in NPL	**-58.1**	**100.0%**
* Recoveries & Restructures	-40.0	68.8%
* Write Offs	-18.1	31.2%
+ Increases in NPL	**404.1**	**100.0%**
* Exchange rate effects	1.3	0.3%
* New NPL	402.8	99.7%
NPL September 30, 2007	**1381.0**	

Commercial Lending

Banco Inbursa remains one of the most important bank in the Mexican system in commercial lending with a 9.7% market share as of June 2007. Loan portfolio remains well diversified in many sectors such as services, manufacture, transport and entertainment, among others.

Capitalization

Banco Inbursa remains a well capitalized bank with a 21.0% TIER 1 Capital ratio as of September 2007. This figure compares positively with the 14.5% ratio obtained by the market.

Value at Risk

Banco Inbursa's risk management is based on value at risk models and different methodologies such as Delta Neutral Value at risk (VAR), with different confidence levels and holding period horizons, and is complemented with stress testing analysis using hypothetical as well as historical scenarios.

The credit risk is carried out by the Credit Committee through detailed and individual analysis of each client; additionally econometric models had been implemented to evaluate the probability of default such as the anticipated loss individually and by group of risk.

The liquidity risk is measured through stress tests under low liquidity condition of the risk factors. These methodologies are supported in the suggested by Banco de Mexico in its 2019 Circular numeral M13

Loan Portfolio Breakdown by Sector



Personal Credits 10%
Manufacture 19%
Government 2%
Food, Restaurants & Hotels 4%
Communications 8%
Financial Services 15%
Others 9%
Construction 5%
Entertainment & Telecom 5%
Commerce 18%
Transport 5%

Capitalization Ratio

MM Ps as of September 30, 2007	3Q07	2Q07	3Q06	Mkt. Avg 2Q07
Credit Risk Assets	**81,814.8**	**73,987.7**	**67,050.7**	**1,539,433.6**
Tier 1 Capital	24.3%	28.4%	31.8%	22.2%
Net Capital	24.6%	28.7%	32.1%	24.3%
Credit & Portfolio Risk Assets	**95,005.7**	**85,469.2**	**93,365.1**	**2,348,022.4**
Tier 1 Capital	21.0%	24.8%	22.9%	14.5%
Net Capital	21.1%	24.9%	23.1%	15.9%

Value at Risk * 3Q07 (MM Ps)

KIND OF RISK	MARKET VALUE	VALUE AT RISK (1)	% VAR vs TIER 1 CAPITAL
Fixed Income	42,802	(56)	-0.28%
Equity	400	(9)	-0.05%
Derivatives	(13,623)	(147)	-0.74%
Banco Inbursa	29,579	(135)	-0.68%
TIER 1 CAPITAL (2)	19,904		

(1) Value at Risk for 1 day with a confidence level of 95% and using last twelve months information

(2) Last quarter TIER 1 CAPITAL

Loan Portfolio 3Q07 (MM Ps)

Currency	Loan Portfolio	Past Due Loans	Loan Loss Reserves	Loan Loss Reserve vs Loan Portfolio (%)	Loan Loss Resrve vs Past Due Loans (Times)
USD*	57,061	1,197	7,165	12.56%	6.0
MXP	21,512	183	2,940	13.67%	16.1
UDI's*	1,224	0	294	24.05%	N.A.
Total	**79,797**	**1,380**	**10,399**	**13.03%**	**7.5**

** Both figures, USD and UDI's are expressed in pesos*

AFORE INBURSA
(Pension Funds)

Afore Inbursa reached $844.2 MM Ps in commissions income during first nine months 2007, 10.4% higher than the same period of previous year. This is mainly explained by the 8.6% growth on assets under management. Afore Inbursa posted $218.7 MM Ps net income during the first nine months 2007 compared with $104.8 MM Ps in the first nine months of 2006. On a quarterly basis, net income reached $99.7 MM Ps.

Affiliate Base & Assets Under Management

Assets under management reached $92,673.7 MM Ps in September 07 a 8.6% increase relative to the same period of previous year.

Market share stood at 11.4% in 3Q07. It is worth to point out that Afore Inbursa is ranked the third in the Afore system measured by assets under management.

Affiliate base accumulated 3,476,653 clients in September 2007.

Active workers base was 35.1% in September 07 vs 39.1%, of the same period previous year.

Acquisition cost was $384.6 MM Ps in September 07 compared with $454.8 MM Ps in September 06, 15.5% decrease.

Stockholders´ equity stood at $1,351.8 MM Ps in the 3Q07, 27.5% more if compared with 3Q06..

Net Income

During first nine months 2007, net income posted profits of $218.7 MM Ps compared with $104.8 MM Ps in first nine months 2006. As mentioned above, higher assets under management and lower acquisition cost explained this result.

Selected Figures

MM Ps	3Q07	2Q07	3Q06	9M07	9M06	% chg
Comission Income	313.3	230.1	300.5	844.2	764.6	10.4%
General Expenses	**(184.4)**	**(175.1)**	**(198.5)**	**(567.6)**	**(612.6)**	**-7.3%**
Administrative Expenses	(15.7)	(14.9)	(15.7)	(46.6)	(49.6)	-6.1%
Operating Expenses	(48.1)	(47.5)	(39.5)	(136.4)	(108.1)	26.2%
Promotion Expenses	(120.5)	(112.7)	(143.3)	(384.6)	(454.8)	-15.5%
Depreciation & Amortization	(3.1)	(3.1)	(3.0)	(9.2)	(8.9)	3.2%
Operating Income	126.9	57.1	102.8	269.2	147.0	83.2%
Other Income	(0.3)	(0.6)	1.2	(2.0)	2.0	N.A.
REPOMO	32.5	5.0	(10.9)	24.2	(17.7)	-237.0%
Net Income	99.7	54.7	73.5	218.7	104.8	108.7%
Investments	922.8	921.1	861.5	922.8	861.5	7.1%
Fixed Assets	15.9	16.7	17.0	15.9	17.0	-6.9%
Total Assets	1,520.4	1,373.7	1,338.5	1,520.4	1,338.5	13.6%
Stockholders' Equity	1,351.8	1,256.6	1,060.2	1,351.8	1,060.2	27.5%

Affiliate Quality

	3Q07	2Q07	3Q06	Mkt. Share 3Q07
Affiliattes (#)	3,476,653	3,534,692	3,646,523	9.2%
Assets Under Mngmt. (MM Ps)	92,673.7	92,999.5	85,304.6	11.4%

	3Q07	2Q07	3Q06	Mkt. Avg 3Q07
Avg. Min. Wages/Affiliate	5.49	5.45	5.23	4.47
Active Workers/Affiliate	35.1%	36.6%	39.1%	47.1%



Assets Under Management
3Q05-3Q07
(MM Ps)
58,205
65,948
72,318
79,360
85,305
88,028
91,435
92,999
92,674
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07

SEGUROS INBURSA Under US GAAP
(MM USD)

Net Income

	3Q07 MM USD	2Q07 MM USD	3Q06 MM USD	Jan - Sep '07 MM USD	Jan - Sep '06 MM USD
Net income under CNSF GAAP	16.6	24.2	15.6	81.0	54.4
Reserves Adjustments	(1.0)	5.4	1.6	4.7	0.8
Investments Adjustments	1.7	3.7	3.5	2.1	3.1
Deferred Taxes	(2.4)	(8.2)	10.8	(11.9)	11.0
Deferred Acquisition Costs	6.3	1.6	0.0	7.9	0.0
Monetary Positions Adjustments	20.6	(5.5)	(36.3)	27.6	(27.5)
Others	(33.2)	38.3	16.6	118.3	23.7
Net Increase	(8.0)	35.3	(3.8)	7.0	11.1
Net Income Under US GAAP	**8.6**	**59.5**	**11.8**	**87.9**	**65.5**

- **Seguros Inbursa´s** net income reached $87.9 MM USD during the first nine months 2007, compared with $81.0 MM USD under the CNSF rules, $7.0 MM USD more. This result is explained by add-backs from deferred acquisition cost and monetary position and deductions of $2.4 MM USD and $33.2 MM USD coming from deferred taxes and other adjustments.

Stockholders' Equity

	3Q07 MM USD	2Q07 MM USD	3Q06 MM USD
Stockholders´equity under CNSF GAAP	420.0	397.9	293.9
Adjustments on Assets	25.3	19.3	71.1
Deferred Acquisition Cost	79.8	74.9	70.3
Fixed Assets	(54.5)	(55.6)	(39.5)
Others	0.0	0.0	40.3
Reserves Adjustments	246.9	220.8	430.6
Deferred Taxes	(248.7)	(245.9)	(278.4)
Others	273.0	324.6	48.5
Net Increase	296.5	318.8	271.8
Stockholders´Equity Under US GAAP	**716.5**	**716.7**	**565.7**

- **Seguros Inbursa's** Stockholders' equity resulted $716.5 MM USD under US GAAP at the end of September 2007, compared with $420.0 MM USD under CNSF rules. The difference is basically explained by: $246.9 MM USD add-backs from reserves adjustments and $25.3 MM USD from adjustments on assets as well as deductions of $248.7 MM USD from deferred taxes.

SEGUROS AND PATRIMONIAL INBURSA
(Insurance)

Seguros Inbursa´s net income stood at $885.4 MM Ps at the end of September 2007 compared with $621.2 MM Ps obtained in the same period previous year, a 42.5% increase. This result is mainly explained by higher level of operations in all lines of business together with sound combined ratios and higher Financial Income. It is worth to point out, that in June 2007, Seguros Inbursa got the Pemex P & C coverage for the next 20 months. This premium amounted $2,724 MM Ps and was underwrote in June with a 5% retention that will be earned 1/20th each month, starting July 2007.

Financial Information

MM Ps	3Q07	2Q07	3Q06	9M07	9M06	% chg
Direct Premiums	2,529.4	6,033.0	2,440.3	11,114.6	7,757.3	43.3%
Reserves Provisions*	(456.0)	627.2	(345.9)	213.7	137.2	55.7%
Technical Income*	415.0	(108.5)	293.3	577.5	500.6	15.4%
Net Financial Income*	17.3	635.1	117.3	1,115.1	769.7	44.9%
Repomo*	(225.3)	59.4	(234.3)	(302.1)	(314.0)	-3.8%
Net Income	179.0	266.7	158.2	885.4	621.2	42.5%
Assets	28,445.5	28,009.8	21,862.8	28,445.5	21,862.8	30.1%
Investments	19,472.0	19,162.3	17,533.6	19,472.0	17,533.6	11.1%
Reserves	17,335.0	17,128.4	26,167.4	17,335.0	15,788.2	9.8%
Stockholders' Equity	4,591.6	4,362.9	3,353.0	4,591.6	3,353.0	36.9%

** Does not include Patrimonial Inbursa*

Combined Seguros Inbursa and Patrimonial Inbursa's total premiums grew 43.3%, this is mainly explained by growth in P & C premiums from $1,802.2 in September 2006 to $5,234.0 in September 2007, 1.9 times more.

Premiums Breakdown

Line of business	Breakdown 9M07	Growth Rate 9M07 vs 9M06	Combined Ratio 9M07	Combined Ratio 9M06	Combined Ratio 9M07	Breakdown 9M07	Growth Rate 9M07 vs 9M06
P&C	50.8%	190.4%	80.1%	82.9%	79.4%	54.3%	129.2%
Automobile	18.0%	15.0%	101.9%	98.8%	101.9%	16.7%	15.0%
Life	21.6%	-17.3%	97.8%	97.7%	97.8%	20.0%	-17.3%
A & H	9.7%	20.8%	101.1%	103.4%	101.1%	9.0%	20.8%
Total	**100%**	**48.9%**	**98.2%**	**98.1%**	**96.5%**	**100.0%**	**43.3%**

Stockholders' equity of Seguros Inbursa grew 36.9%, from $3,353.0 MM Ps in first nine months 2006 to $4,591.6 MM Ps in first nine months 2007.

PENSIONES INBURSA Under US GAAP
(MM USD)

Net Income

	3Q07 MM USD	2Q07 MM USD	3Q06 MM USD	Jan - Sep '07 MM USD	Jan - Sep '06 MM USD
Net income under CNSF GAAP	1.4	105.7	18.4	105.7	42.9
Reserves Adjustments	2.3	1.2	(1.0)	3.5	(0.7)
Investments Adjustments	17.8	(17.8)	1.4	5.9	11.8
Deferred Taxes	(10.2)	(38.9)	(7.0)	(46.5)	6.9
Deferred Acquisition Costs	0.0	0.2	0.0	0.2	0.0
Monetary Positions Adjustments	(40.7)	8.6	(3.4)	(32.1)	(34.7)
Others	31.8	37.8	8.1	60.1	12.5
Net Increase	1.1	(8.9)	(1.9)	(8.8)	(4.2)
Net Income Under US GAAP	**2.5**	**96.8**	**16.5**	**96.9**	**38.7**

- Under USGAAP, **Pensiones Inbursa** posted profits of $96.9 MM USD, $8.8 MM USD less if compared with the CNSF rules. This result is mainly explained by deductions of $46.5 MM USD and $32.1 MM USD coming from deferred taxes and monetary position respectively, as well as add-backs of $60.1 MM USD in other adjustments.

Stockholders' Equity

	3Q07 MM USD	2Q07 MM USD	3Q06 MM USD
Stockholders´equity under CNSF GAAP	392.2	389.9	275.2
Investments Adjustments	(60.3)	(125.2)	(70.0)
Reserves Adjustments	174.6	174.6	171.1
Deferred Taxes	(110.4)	(110.4)	(90.7)
Others	87.4	174.9	90.9
Net Increase	91.3	113.9	101.3
Stockholders´Equity Under US GAAP	**483.6**	**503.8**	**376.5**

- **Pensiones Inbursa's** Stockholders' equity resulted $483.6 MM USD under US GAAP in first nine months 2007 compared with $392.2 MM USD under CNSF rules. The difference is basically explained by: $174.6 MM USD and $87.4 MM USD add-backs from reserves and other adjustments respectively and deductions of $60.3 MM USD and $110.4 MM USD coming from investments adjustments and deferred taxes.

PENSIONES INBURSA
(Annuities)

Pensiones Inbursa´s net income posted profits of $1,155.9 MM Ps in September 2007 compared with $489.8 MM Ps in the same period previous year, 1.4 times more . This result is explained by investments and income from subsidiaries (Promotora Inbursa) that had net gains on stocks valuation of $1,045 MM Ps.

Selected Financial Information

MM Ps	3Q07	2Q07	3Q06	9M07	9M06	% chg
Direct Premiums	1.4	2.8	7.5	6.9	162.0	N.A.
Reserves Provisions	(135.5)	(54.0)	(138.7)	(229.1)	(84.9)	169.8%
Acquisition cost	0.1	0.0	0.5	0.2	11.2	N.A.
Technical Income	(63.2)	(140.5)	(54.9)	(356.5)	(373.8)	-4.6%
Net Financial Income	453.9	302.9	168.4	1,059.0	780.2	35.7%
Repomo	(256.0)	70.6	(291.1)	(350.5)	(395.4)	-11.4%
Income from Subs.*	(81.6)	1,044.3	(62.9)	840.1	199.6	320.9%
Net Income	11.7	1,159.4	22.9	1,155.9	489.8	136.0%
Assets	18,604.9	18,460.6	17,493.6	18,604.9	17,493.6	6.4%
Investments	18,479.9	18,416.2	17,413.6	18,479.9	17,413.6	6.1%
Reserves	13,934.6	14,078.2	14,245.6	13,934.6	14,245.6	-2.2%
Stockholders' Equity	4,287.7	4,284.0	3,139.9	4,287.7	3,139.9	36.6%

Promotora Inbursa

•Stockholders´equity reached $4,287.7MM Ps during first nine months 2007 compared with $3,139.9 MM Ps in first nine months 2006, 36.6% growth.

OPERADORA INBURSA
(Mutual Funds)

Funds under management stood at $43,489.1 MM Ps at the end of September 2007, compared with $36,104.4 MM Ps in September 2006, a 20.5% increase.

Funds Under Management
September, 2007

Dinbur
$4.5 bn Ps



Fixed income 100%
Equity 0%

Fonibur
$12.6 bn Ps



Equity 62%
Fixed income 38%

IGlobal
$7.2 bn Ps



Equity 44%
Fixed income 56%

Fondo Inbursa
$7.9 bn Ps



Fixed income 38%
Equity 62%

Inburex
$9.9 bn Ps



Equity 0%
Fixed income 100%

Mutual Funds
(September, 2007)

September 30,2007

FUND	PORTFOLIO	ASSETS (MM Ps)	ANUALIZED RETURN	ANUALIZED RETURN MKT AVG.	ANUALIZED RETURN MSE
DINBUR	Fixed Income	4,544.1	5.90%	3.35%	
INBUREX	Fixed Income	9,856.4	5.90%	3.35%	
INBURSA	Stock´s, Bonds $ M.M.	7,944.6	25.43%	24.80%	
FONIBUR	Stock´s, Bonds $ M.M.	12,589.7	26.49%	24.80%	19.94%
IGLOBAL	Stock´s, Bonds $ M.M.	7,176.3	37.47%	24.80%	

* MSE= Mexican Stock Exchange

INVERSORA BURSATIL
(Brokerage House)

Inversora Bursatil posted profits of $360.4MM Ps during first nine months 2007, 18.1% more than $305.3 MM Ps obtained in the same period previous year. This result was mainly explained by more volume operated in the Mexican Stock Exchange and market related gains.

Select Figures

MM Ps.	3Q07	2Q07	3Q06	9M07	9M06	% chg
Operating Margin	(43.2)	256.0	269.9	475.2	414.5	14.7%
Interest Income	1,144.0	649.2	1,307.8	3,022.6	2,815.8	7.3%
Net Income	(18.6)	188.4	197.5	360.4	305.3	18.1%
Total Assets	2,806.1	2,960.5	2,138.6	2,806.1	2,138.6	31.2%
Investment Portfolio	2,390.1	2,433.8	1,770.5	2,390.1	1,770.5	35.0%
Stockholders' Equity	2,410.5	2,436.4	1,835.7	2,410.5	1,835.7	31.3%
Assets in Custody	1,803,183.3	1,814,851.5	1,225,496.5	1,803,183.3	1,225,496.5	47.1%

FIANZAS GUARDIANA INBURSA
(Bonds)

Direct premiums reached $516.0 MM Ps at the end of September 2007, that represents a 24.3% increase if compared with September 2006. Stockholders´ equity grew 25.7% if compared with the same period previous year.

Select Figures

MM Ps	3Q07	2Q07	3Q06	9M07	9M06	% chg
Direct Premiums	177.0	161.5	154.9	516.0	415.0	24.3%
Technical Income	63.5	37.6	82.0	131.5	173.0	-24.0%
Earnings From Investments	3.2	2.8	3.1	8.6	10.4	-17.2%
Monetary Position	(20.5)	5.2	(18.1)	(27.2)	(24.3)	12.1%
Net Income	64.3	89.6	71.6	184.0	225.4	-18.4%
Total Assets	1,723.8	1,625.5	1,503.2	1,723.8	1,503.2	14.7%
Investments	1,466.1	1,480.1	1,198.2	1,466.1	1,198.2	22.4%
Reserves	245.4	240.8	224.7	245.4	224.7	9.2%
Stockholders' Equity	1,303.8	1,234.4	1,037.2	1,303.8	1,037.2	25.7%

APPENDIX
Banco Inbursa

CAPITALIZATION

(Constant MM Ps as of August 31, 2007)

TIER 1 CAPITAL		**19,379**
STOCKHOLDERS' EQUITY		24,518
SUBORDINATED DEBT & CAPITALIZATION INSTRUMENTS		
LESS:	INVESMENT IN SUBORDINATED DEBT	
	INVESTMENTS IN FINANCIAL INSTITUTIONS	2,878
	INVESTMENTS IN NON-FINANCIAL INSTITUTIONS	2,107
	FINANCING GRANTED FOR THE AQUISITION OF SHARES OF THE BANK OR OTHER GROUP SUBSIDIARIES	
	EXCESS ON DEFERRED TAXES	
	RESTRUCTURING CHARGES & OTHER INTANGIBLES	
	PREVENTIVE RESERVES PENDING TO BE CONSTITUITED AND CONSTITUITED	155
	OTHER ASSETS	
TIER 2 CAPITAL		**174**
CAPITALIZATION INSTRUMENTS		
GENERAL PREVENTIVE RESERVES		174
SUBORDINATED DEBT		
TIER 1 & 2 CAPITAL		**19,553**

RISK - WEIGHTED ASSETS

MARKET RISK - WEIGHTED ASSETS	RISK WEIGHTED ASSETS	REQUIRED CAPITAL
PESO NOMINAL INTEREST RATE OPERATIONS	20,368	1,629
PESO OR UDI REAL INTEREST RATE OPERATIONS	576	46
FOREIGN CURRENCY NOMINAL INTEREST RATE	7,435	595
POSITION IN UDIS OR WITH A RETURN INDEXED TO INFLATION	6	-
POSITIONS IN FOREIGN CURRENCY OR INDEXED TO THE FX RATE	3,539	283
POSITIONS IN SHARES OR INDEXED TO THE PRICE OF SECURITIES	682	54
TOTAL	**32,606**	**2,607**

CREDIT RISK - WEIGHTED ASSETS	RISK WEIGHTED ASSETS	REQUIRED CAPITAL
GROUP I (RISK WEIGHT 0 %)		
GROUP II (RISK WEIGHT 20 %)	1,303	104
GROUP III (RISK WEIGHT 100 %)	65,937	5,275
SUB-TOTAL	**67,240**	**5,379**
CAPITAL REQUIREMENTS ON: PERMANENT EQUITY, FURNITURE & EQUIPMENT, PREPAYMENTS AND DEFERRED CHARGES	1,328	106
TOTAL	**68,568**	**5,485**

INVESTMENT IN SECURITIES September 30, 2007 *(Constant 000's Pesos as of September 30, 2007)*	
TRADING PORTFOLIO	**3,147,087**
Securities	371,924
Government Securities	282,259
Bankers' Acceptances	2,492,904
SECURITIES HELD FOR SALE	**0**
Government Securities	0
SECURITIES HOLD TO MATURITY	**1,421,495**
Credit Link	1,421,495
Mexican Government Securities	

REPURCHASE PORTFOLIO September 30, 2007 *(Constant 000's Pesos as of September 30, 2007)*	
REPURCHASE AGREEMENTS	**47,352**
Cetes	681
Bondes	43,841
Bankers' Acceptances	2,830
RESELL AGREEMENTS	**47,218**
Cetes	681
Bondes	43,707
Bankers' Acceptances	2,830

DEFERRED TAXES September 30, 2007 *(Constant 000's Pesos as of September 30, 2007)*	
TOTAL DEFERRED TAXES	**710,546**
Negotiable Financial Instruments	16,063
Stocks	24,140
Promotora's good will amortization	0
Sinca's good will amortization	-6,712
UMS over price amortization	0
Buy-sell portfolio over price amort.	74,931
Forwards	225,788
Swaps	376,336

LOAN PORTFOLIO
(Constant MM Pesos as of September 30, 2007)

	3Q07	
	PERFORMING LOANS	NON PERFORMING LOANS
Commercial	58,267	939
Interbank	8,146	
Consumer	7,118	342
Mortgages	818	100
Government	1,778	
Total	**76,127**	**1,381**

LOAN PORTFOLIO	3Q07
Total Loan Portfolio	77,508
Loan Loss Reserves	10,416
TOTAL LOAN PORTFOLIO (NET)	**67,092**

LOAN PORTFOLIO BREAKDOWN BY CURRENCY	PESOS	UDI´s	USD	TOTAL BANK
PERFORMING LOANS				
Commercial	39,725	1,117	17,425	**58,267**
Interbank	7,260		886	**8,146**
Consumer	6,970	104	44	**7,118**
Mortgages	815	3		**818**
Government	1,094		684	**1,778**
Fobaproa Bonds				-
Total Performing Loans	**55,864**	**1,224**	**19,039**	**76,127**
NON PERFORMING LOANS				
Commercial	801		138	**939**
Interbank			45	**45**
Consumer	297			**297**
Mortgages	100			**100**
Total Non Permorming Loans	**1,198**	**0**	**183**	**1,381**

INBURSA: ALLOWANCE FOR LOAN LOSS RESERVES	
Loan Loss Reserves at June 30, 2007 (constant million pesos as of September 30, 2007)	**10,235**
- Adjustment for inflation Jun ´07 - Sep ´07	-127
Loan Loss Reserves at June, 2007 (million nominal pesos)	**10,108**
+ Provisions recorded during the period	334
+ Currency valuation & other	-26
Loan Loss Reserves at September 30, 2007	**10,416**

The risk rating of the lines of credit and the necessary preventive reserves are calculated according to the standard process established in the circular 1480 of the national banking and securities commission (CNBV) dated September 29, 2000

LOAN PORTFOLIO RATINGS
(Constant MM Pesos as of September 30, 2007)

	Loan Subject to Clasification	Loan Loss Reserves
LOAN PORTFOLIO	**81,167.0**	**10,416.1**
Commercial Loans	**62,865.0**	**8,979.4**
Risk "A"	15,655.0	113.3
Risk "B"	43,313.5	5,070.8
Risk "C"	108.5	41.9
Risk "D"	69.5	28.8
Risk "E"	3,718.6	3,718.6
Except Federal Government Past Due Interest		5.9
Interbank Loans	**8,145.8**	**680.0**
Risk "A"	2,293.7	15.6
Risk "B"	5,852.1	664.4
Risk "C"		
Risk "D"		
Risk "E"		
Mortgages Loans	**917.5**	**74.7**
Risk "A"	731.9	2.6
Risk "B"	64.3	1.1
Risk "C"	19.2	1.0
Risk "D"	3.0	0.5
Risk "E"	99.2	69.5
Consumer Loans	**7,460.5**	**419.5**
Risk "A"	6,623.4	33.1
Risk "B"	358.2	35.8
Risk "C"	125.0	56.3
Risk "D"	213.0	159.6
Risk "E"	140.8	134.7
Federal Government Loans	**1,778.2**	**251.6**
Risk "A"	7.3	0.0
Risk "B"	1,014.9	100.4
Risk "C"	756.0	151.1
Risk "D"		
Risk "E"		
Aditional Reserves		**11.0**

(Constant MM Pesos as of September 30, 2007)

	PORTFOLIO		REQUIRED RESERVES	
Risk	**% of risk**	**Notional**	**% in provision**	**Notional**
A	31.2%	25,314	0% - 0.99%	165
B	63.3%	51,356	1% - 19.99%	5,872
C	0.4%	285	20% - 59.99%	250
D	0.3%	253	60% - 89.99%	189
E	4.9%	3,959	90% - 100%	3,923
Subtotal	**100%**	**81,167**		**10,399**
Plus:			**Plus:**	
Non-Classified portfolio	-	-	Aditional estimates	17
Plus:				
Exceptued portfolio	0.0%	0		
Total Credit Portfolio	**100%**	**81,167**	**Total Reserves**	**10,416**

NOTES:

1.- ACCOUNTING INFORMATION RELATIVE TO THE LOAN CLASSIFICATION OF THE PORTFOLIO FOR THE QUARTER ENDING SEPTEMBER 30 2007, WITH A RISK EXPOSURE RATE OF THE PORTFOLIO BASED UPON THE RATINGS GRANTED AS OF SEPTEMBER 30, 2006 THIS PROCEDURE FOLLOWS THE GUIDE LINES OF THE CNBV.

2.- IN ACCORDANCE WITH LOAN CLASSIFICATION RULES, THE INSTITUTION IS OBLIGED TO GRADE INDIVIDUALLY AT LEAST 80% OF ITS LOAN PORTFOLIO SUBJECT TO RATING

3.- BASE LOAN PORTFOLIO CLASSIFIED INCLUDES CONTINGENT OPERATIONS SHOWN IN ITS CORRESPOPNDING GROUP FOR MEMORANDOM ACCOUNTS AT THE END OF THE CONSOLIDATED BALANCE SHEET REPORTED ON SEPTEMBER, 2007.

4.- IN ACCORDANCE WITH THE REGULATION 1460, PREVENTIVE RESERVES INCLUDES THE MORTGAGE PORTFOLIO PROVISIONS AS OF SEPTEMBER 30 2007 FOR $2 $1 $1 $71AND $69 THAT CORRESPONDS TO RISKS "A", "B", "C", "D" AND "E", RESPECTIVELY.

5.- IN ACCORDANCE WITH THE REGULATION 1488, PREVENTIVE RESERVES INCLUDES THE PAST DUE LOANS INTEREST PROVISIONS FOR $6

6.- IN ACCORDANCE WITH THE REGULATION 1493, PREVENTIVE RESERVES INCLUDES THE CONSUMER PORTFOLIO PROVISIONS AS OF JUNE 2007 FOR $33 $36 $54 $160 AND $135 THAT CORRESPONDS TO RISKS "A", "B", "C", "D" AND "E", RESPECTIVELY.

7.- PREVENTIVE RESERVES INCLUDES $11 THAT CORRESPONDS TO ADITIONAL RESERVES FOR OPERATIONAL RISKS.

8.- THE OUTCOME OF THIS CREDIT RISK RATING IS INCLUDED IN THE CONSOLIDATED BALANCE SHEET REPORTED AS OF SEPTEMBER 30, 2007.

MATURITY	TOTAL
1 to 7 days	503,822
8 days to 1 month	
1 to 3 months	824,701
3 to 6 months	2,335
6 to 9 months	
9 months to 1 year	524
1 to 2 years	639,402
2 to 3 years	
3 to 4 years	
4 to 5 years	
5 to 7 years	
7 to 9 years	
more than 9	
TOTAL	**1,970,784**

US GAAP
Financial Statements

GRUPO FINANCIERO INBURSA
Consolidated Income Statement
US GAAP
(MM USD)

	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07
Interest Income	288.0	237.5	224.1	375.0	200.1	226.1
Interest Expense	149.1	113.9	87.9	228.7	53.7	63.6
FINANCIAL MARGIN	**138.8**	**123.6**	**136.2**	**146.2**	**146.5**	**162.5**
Loan Loss Provisions	30.5	32.8	31.7	42.3	80.7	30.5
RISK ADJUSTED NET INTEREST INCOME	**108.3**	**90.8**	**104.5**	**103.9**	**65.8**	**132.0**
Premiums	202.6	206.1	204.4	197.5	222.1	207.7
Comissions & Tariffs	39.2	49.7	36.6	45.6	43.6	47.7
Market-Related Income	64.5	(17.7)	(83.1)	55.5	218.5	58.2
TOTAL OPERATING INCOME	**414.6**	**328.9**	**262.4**	**402.5**	**550.0**	**445.6**
Aquisiton Cost	35.7	37.6	34.3	35.4	41.2	34.1
Contrctual obligatios & other net Cost	149.8	149.4	151.6	151.5	146.9	156.3
Policies dividends	5.5	1.8	3.0	3.1	1.6	5.6
Other Insurance & Bond reserves	2.0	4.5	2.7	2.4	2.3	2.0
Administrative Expenses	81.0	74.6	83.5	69.6	81.9	76.5
OPERATING INCOME	**140.7**	**61.0**	**(12.6)**	**140.5**	**276.0**	**171.0**
Other Expenses (Products)	(2.6)	1.4	6.9	14.1	7.3	11.3
NET INCOME BEFORES TAXES	**143.3**	**59.5**	**(19.5)**	**126.4**	**268.8**	**159.7**
Incurred Income Tax	37.3	16.8	(17.7)	19.4	28.1	54.6
Deferred Income Tax	14.8	26.5	(40.0)	17.8	43.7	21.6
NET INCOME BEFORE SUBSIDIARIES	**91.2**	**16.2**	**38.2**	**89.2**	**197.0**	**83.5**
Participated net income from subs.	1.2	7.1	15.3	5.5	21.8	3.8
RESULTS FROM CONTINUED OPERATION	**92.4**	**23.3**	**53.5**	**94.7**	**218.8**	**87.4**
NET INCOME	**92.4**	**23.3**	**53.5**	**94.7**	**218.8**	**87.4**
MINORITY INTEREST	**(1.9)**	**0.3**	**0.9**	**(2.1)**	**15.1**	**(0.6)**

GRUPO FINANCIERO INBURSA Consolidated Balance Sheet US GAAP (MM USD)						
ASSETS	**Jun-06**	**Sep-06**	**Dic-06**	**Mar-07**	**Jun-07**	**Sep-07**
Cash & due from Banks	**1,141.4**	**1,143.2**	**850.6**	**1,166.3**	**797.4**	**953.5**
Financial Instruments	**3,642.3**	**4,056.4**	**3,902.6**	**4,025.8**	**4,141.9**	**3,971.7**
Negotiable	1,601.4	1,950.3	1,758.4	2,044.8	2,110.9	2,327.5
For Sale	521.2	439.3	641.1	541.2	535.6	140.9
Held to Maturity	1,519.6	1,666.8	1,503.1	1,439.7	1,495.5	1,503.3
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0
Investments in Real State for Leasing	**10.7**	**10.8**	**10.8**	**10.5**	**10.6**	**10.3**
Repos & Derivatives	**347.0**	**395.2**	**25.5**	**3.7**	**91.4**	**108.2**
Repo Operations	14.5	3.2	10.0	4.9	2.0	0.8
Securities to be received in credit Operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	332.5	392.0	15.5	(1.2)	89.4	107.5
LOANS	**4,790.4**	**5,124.1**	**5,775.5**	**5,964.9**	**6,666.7**	**6,847.2**
Commercial	4,066.9	4,388.2	4,723.3	4,606.6	5,345.9	5,213.4
Interbank	243.5	217.9	525.5	606.0	466.1	745.2
Consumer	344.3	369.4	370.7	543.0	609.0	651.2
Housing	68.6	79.8	86.1	70.4	73.8	74.8
Federal Government	67.1	68.8	69.9	138.9	171.9	162.7
FOBAPROA/IPAB	0.0	0.0	0.0	0.0	0.0	0.0
PAST-DUE LOANS	**63.0**	**63.5**	**55.3**	**80.8**	**97.0**	**126.4**
TOTAL GROSS LOANS	**4,853.4**	**5,187.6**	**5,830.8**	**6,045.7**	**6,763.7**	**6,973.6**
Loan Loss Reserves	740.0	781.9	819.1	849.0	936.4	952.9
TOTAL NET LOANS	**4,113.5**	**4,405.6**	**5,011.6**	**5,196.7**	**5,827.3**	**6,020.7**
Receivables,Sundry Debtors & Adv. Payments	1,124.5	870.9	612.1	1,075.7	2,398.1	1,749.7
Fixed Assets (net)	117.0	121.5	151.9	194.6	238.3	236.7
Repossessed Assets	4.0	4.8	4.9	4.5	3.7	3.5
Permanent Equity Investments	332.8	332.0	582.2	577.1	567.8	647.8
Deferred Taxes (net)	0.0	0.0	0.4	0.4	2.4	2.5
Other assets,deferred charges & intangible	252.1	289.2	282.5	295.5	286.3	292.3
TOTAL ASSETS	**11,085.4**	**11,629.5**	**11,435.2**	**12,550.9**	**14,365.1**	**13,997.0**

LIABILITIES	Jun-06	Sep-06	Dic-06	Mar-07	Jun-07	Sep-07
DEPOSITS	**3,700.2**	**4,335.0**	**4,511.4**	**4,963.3**	**5,204.6**	**5,394.1**
Demand Deposits	2,239.8	2,365.9	2,503.9	2,636.8	2,699.4	2,814.7
Time Deposits	1,460.4	1,969.2	2,007.5	2,326.5	2,505.2	2,579.3
Bank Bonds	0.0	0.0	0.0	0.0	0.0	0.0
MTN´ s	0.0	0.0	0.0	0.0	0.0	0.0
Contingency claim & Premium Reserves	**2,009.8**	**2,040.2**	**2,122.3**	**2,137.6**	**2,463.7**	**2,454.8**
INTERBANK LOANS & OTHER	101.3	120.3	84.2	(20.4)	143.9	130.1
REPO & DERIVATIVES OPERATIONS	**14.6**	**2.8**	**10.0**	**4.5**	**2.0**	**0.8**
Repo Operations	14.6	2.8	10.0	4.5	2.0	0.8
Credit related operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	0.0	0.0	0.0	0.0	0.0	0.0
OTHER ACCOUNTS PAYABLE	**1,457.1**	**1,200.6**	**624.0**	**1,308.2**	**2,143.5**	**1,515.4**
Income tax & Employee profit sharing	87.0	109.6	68.6	77.8	35.1	88.9
Other accounts payable	1,370.1	1,091.0	555.4	1,230.5	2,108.4	1,426.6
DEFERRED TAXES	592.5	631.0	615.4	619.5	696.5	699.4
DEFERRED CREDITS	0.1	0.1	0.1	0.1	0.4	1.2
TOTAL LIABILITIES	**7,875.6**	**8,330.1**	**7,967.4**	**9,012.9**	**10,654.5**	**10,195.7**
STOCKHOLDERS´ EQUITY						
SUSCRIBED CAPITAL	**963.9**	**963.9**	**963.9**	**963.9**	**963.9**	**963.9**
Paid-in Capital	963.9	963.9	963.9	963.9	963.9	963.9
EARNED CAPITAL	**2,228.2**	**2,317.4**	**2,487.5**	**2,559.3**	**2,717.1**	**2,820.7**
Retained Earnings	1,705.2	1,995.9	2,510.2	2,524.9	2,733.8	2,750.4
Adjusments for changes in Accounting Principles	284.7	321.5	(22.6)	34.4	(16.7)	70.3
Net Income of the period	238.4	0.0	0.0	0.0	0.0	0.0
Minority Interest	17.7	18.1	16.4	14.8	29.6	16.7
TOTAL STOCKHOLDERS´ EQUITY	**3,209.8**	**3,299.4**	**3,467.8**	**3,538.0**	**3,710.6**	**3,801.3**
LIABILITIES & STOCKHOLDERS' EQUITY	**11,085.4**	**11,629.5**	**11,435.2**	**12,550.9**	**14,365.1**	**13,997.0**

BANCO INBURSA
Consolidated Income Statement
US GAAP
(MM USD)

	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07
Interest Income	160.0	162.6	184.7	178.9	190.2	208.4
Interest Expense	77.3	75.5	94.6	82.3	87.7	99.7
Financial Margin	**82.7**	**87.2**	**90.2**	**96.6**	**102.5**	**108.7**
Loan Loss Provisions	30.5	32.8	31.7	42.3	80.7	30.5
Risk Adjusted Net Interest Income	**52.2**	**54.3**	**58.4**	**54.3**	**21.8**	**78.2**
Comissions and Fees	35.7	42.5	27.4	36.5	35.3	45.6
Market-Related Income	31.2	(58.7)	(108.4)	17.7	(5.5)	17.9
Operating Revenues	**119.1**	**38.1**	**(22.5)**	**108.5**	**51.6**	**141.7**
Non-Interest Expense	46.5	40.6	41.4	47.9	44.4	50.4
Operating Income	**72.6**	**(2.5)**	**(63.9)**	**60.6**	**7.2**	**91.4**
Other Income (Expenses)	0.0	0.0	0.0	0.0	0.0	0.0
Earnings Before Taxes	**72.6**	**(2.5)**	**(63.9)**	**60.6**	**7.2**	**91.4**
Incurred Income Tax & Profit Sharing	15.9	11.3	(1.6)	8.0	0.5	10.5
Deferred Income Tax	14.3	9.3	(31.6)	3.0	0.1	17.4
Net Income before Subsidiaries' Net Income	**42.4**	**(23.2)**	**(30.7)**	**49.6**	**6.7**	**63.4**
Subsidiaries' Net Income	2.9	4.0	9.6	2.8	11.1	3.7
Continous Operations' Net Income	**45.3**	**(19.2)**	**(21.1)**	**52.5**	**17.7**	**67.1**
Discontinued Operations & Extraordinary Items	0.0	0.0	0.0	0.0	0.0	0.0
Minority Interest	(0.0)	(0.4)	(0.2)	(0.4)	(0.3)	(0.6)
Net Income	**45.2**	**(19.6)**	**(21.3)**	**52.1**	**17.5**	**66.5**

BANCO INBURSA
Consolidated Income Statement
US GAAP
(MM USD)

ASSETS	Jun-06	Sep-06	Dic-06	Mar-07	Jun-07	Sep-07
Cash & Due From Banks	**1,145.5**	**1,152.1**	**860.9**	**1,183.0**	**799.9**	**962.1**
Financial Instruments	**556.1**	**801.5**	**697.9**	**733.7**	**567.8**	**455.3**
Negotiable	271.5	524.7	550.1	604.4	436.0	338.4
For Sale	0.0	0.0	0.0	0.0	0.0	0.0
Held to Maturity	284.6	276.9	147.9	129.3	131.9	116.9
Repos & Derivatives	**335.5**	**394.3**	**17.7**	**0.7**	**91.1**	**100.8**
Repo Operations	0.0	0.0	0.0	0.4	0.0	0.0
Derivatives	335.5	394.3	17.7	0.3	91.1	100.8
Guarantee Instruments	0.0	0.0	0.0	0.0	0.0	0.0
LOANS	**4,889.0**	**5,250.1**	**5,940.3**	**6,174.4**	**6,754.8**	**6,986.2**
Commercial	4,165.5	4,514.2	4,888.1	4,816.1	5,434.1	5,352.4
Interbank	243.5	217.9	525.5	606.0	466.1	745.2
Consumer	344.3	369.4	370.7	543.0	609.0	651.2
Housing	68.6	79.8	86.1	70.4	73.8	74.8
Federal Government	67.1	68.8	69.9	138.9	171.9	162.7
FOBAPROA	0.0	0.0	0.0	0.0	0.0	0.0
Past-Due Loans	**63.0**	**63.5**	**55.3**	**80.8**	**97.0**	**126.3**
Total Gross Loans	**4,952.0**	**5,313.5**	**5,995.6**	**6,255.2**	**6,851.8**	**7,112.5**
Preventive Provision for Credit Risks	**739.9**	**781.9**	**819.1**	**849.0**	**936.4**	**952.9**
Total Net Loans	**4,212.1**	**4,531.6**	**5,176.5**	**5,406.2**	**5,915.4**	**6,159.7**
Receivables & Sundry Debtors	630.8	402.3	73.1	523.0	1,264.3	640.5
Fixed Assets (net)	38.1	39.1	40.5	40.2	42.3	41.5
Repossessed Property	4.0	4.8	4.9	4.5	3.7	3.5
Permanent Equity Investments	270.9	268.1	298.9	304.7	325.2	373.9
Deferred taxes (net)	0.0	0.0	0.0	0.0	0.0	0.0
Other assets,deferred charges & intangible	53.8	49.7	48.4	49.9	47.3	42.2
TOTAL ASSETS	**7,246.7**	**7,643.6**	**7,218.8**	**8,245.9**	**9,057.1**	**8,779.5**

LIABILITIES	Jun-06	Sep-06	Dic-06	Mar-07	Jun-07	Sep-07
Deposits	**3,704.8**	**4,344.0**	**4,529.2**	**4,977.1**	**5,218.8**	**5,411.2**
Demand Deposits	2,244.1	2,374.7	2,521.3	2,650.0	2,713.3	2,830.6
Time Deposits	89.3	91.7	123.6	113.9	141.4	150.2
Bank Bonds	0.0	4.6	9.0	8.5	1.6	7.0
MTN´ s	1,371.3	1,873.0	1,875.3	2,204.7	2,362.5	2,423.4
Interbank Loans & Other	181.2	142.2	231.3	135.1	143.8	180.3
Repo Operations	0.2	0.0	0.0	0.0	0.0	0.0
Trading Options	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	0.0	0.0	0.0	0.0	0.0	0.0
Other Accounts Payable	1,079.4	853.9	169.5	822.8	1,404.7	781.6
Income Tax & Employee Profit Sharing	33.2	42.8	25.3	24.7	7.0	9.4
Deferred Taxes	231.6	247.4	219.4	206.8	211.6	226.2
Deferred Credits	0.1	0.1	0.1	0.1	0.1	0.1
TOTAL LIABILITIES	**5,230.4**	**5,630.4**	**5,174.8**	**6,166.6**	**6,985.9**	**6,608.8**
STOCKHOLDERS´ EQUITY						
SUSCRIBED CAPITAL	**987.1**	**987.1**	**987.1**	**987.1**	**987.1**	**987.1**
Paid-in Capital	987.1	987.1	987.1	987.1	987.1	987.1
Share subscription premium	0.0	0.0	0.0	0.0	0.0	
EARNED CAPITAL	**1,029.3**	**1,026.0**	**1,056.9**	**1,092.2**	**1,084.0**	**1,183.6**
Capital Reserves	242.8	242.8	242.8	242.8	242.8	242.8
Retained Earnings	1,126.0	1,126.0	1,126.0	1,134.6	1,134.6	1,134.6
Adjustment for Changes on Accounting Principles	(464.7)	(449.4)	(397.5)	(343.6)	(369.6)	(337.1)
Net income of the period	120.7	101.1	79.8	52.1	69.6	136.0
Minority Interest	4.3	5.4	5.7	6.3	6.7	7.2
Total Stockholders´ Equity	**2,016.4**	**2,013.2**	**2,044.0**	**2,079.3**	**2,071.2**	**2,170.7**
LIABILITIES & STOCKHOLDERS´ EQUITY	**7,246.7**	**7,643.6**	**7,218.8**	**8,245.9**	**9,057.1**	**8,779.5**

SEGUROS INBURSA

Income Statement

US GAAP

(MM USD)

	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07
Revenue	**180.0**	**255.7**	**219.6**	**219.8**	**275.4**	**220.2**
Premiums	136.3	248.6	200.0	193.2	198.1	195.6
Investments Net.	43.7	7.1	19.6	26.6	77.3	24.6
Expenses and Claims	**155.2**	**229.7**	**200.8**	**188.3**	**199.1**	**200.8**
Claims and Other Contractual Obligations	119.8	135.8	125.5	125.5	120.3	130.1
Acquisition Cost	10.1	63.2	36.0	36.3	41.4	34.5
Policies Dividends	5.5	1.8	3.0	3.1	1.6	5.6
Other Reserves Increase	0.0	0.0	0.0	0.0	0.0	0.0
Operating Expenses	19.9	28.9	36.4	23.4	35.9	30.6
Income Before Subsidiaries Results	**24.7**	**26.0**	**18.8**	**31.5**	**76.3**	**19.4**
Subsidiaries Result	0.1	0.0	0.0	(0.4)	3.1	0.0
Income Before Taxes	**24.8**	**26.0**	**18.8**	**31.1**	**79.4**	**19.4**
Income tax	0.4	4.6	(5.8)	4.2	(4.2)	11.5
Deferred Income tax	1.8	9.6	(5.2)	7.2	24.1	(0.7)
Net income	**22.6**	**11.8**	**29.8**	**19.8**	**59.5**	**8.7**

SEGUROS INBURSA
Balance Sheet
US GAAP
(MM USD)

ASSETS	Jun-06	Sep-06	Dic-06	Mar-07	Jun-07	Sep-07
Investments	**1,419.7**	**1,451.5**	**1,536.1**	**1,574.4**	**1,653.9**	**1,681.3**
Financing operation investments	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Investments	**946.4**	**971.4**	**707.9**	**910.7**	**1,409.3**	**1,406.7**
Fixed Income	946.4	971.4	707.9	910.7	1,031.6	1,062.4
Equity	0.0	0.0	0.0	0.0	377.7	344.3
Investements for Sale	**392.5**	**307.9**	**533.1**	**383.6**	**0.2**	**0.2**
Fixed Income	221.7	103.7	243.6	61.6	0.0	0.0
Equity	170.8	204.3	289.5	322.0	0.2	0.2
Held to Maturity Investments	0.0	91.0	214.7	202.0	160.9	193.0
Investments on Real Estate for Leasing	10.7	10.8	10.8	10.5	10.6	10.3
Investments on Subsidiaries	11.7	11.0	9.2	8.5	11.8	11.7
Loans on policies	58.4	59.5	60.4	59.1	61.1	59.4
Cash	(2.9)	(1.6)	2.8	(6.6)	6.6	1.9
Interest Debtors	1.0	2.8	2.6	3.9	4.3	6.1
Premium debtors & Receivable	199.2	191.0	235.7	256.1	554.4	531.5
Reinsurers and receivable	**148.5**	**138.2**	**160.0**	**170.8**	**437.3**	**433.9**
Benefitts and claims	78.8	70.1	84.8	90.7	96.1	134.7
Policies reserves	69.8	68.1	75.1	80.1	341.2	299.2
Deferred Aquisition cost	67.8	70.3	73.9	73.8	74.9	79.8
Fixed Assets, net	47.3	49.9	54.1	52.8	55.6	54.5
Other assets	81.3	84.9	98.3	102.9	112.3	113.3
Total assets	**1,962.0**	**1,987.1**	**2,163.4**	**2,228.2**	**2,899.2**	**2,902.2**

LIABILITIES	Jun-06	Sep-06	Dic-06	Mar-07	Jun-07	Sep-07
Technical reserves	**958.8**	**953.1**	**1,005.2**	**1,032.7**	**1,341.4**	**1,338.9**
Unearned premium reserve, claims pending for paid, life & hea	410.2	407.8	393.8	392.6	411.4	405.5
Pending claims reserve, accidents & casualties and health	184.9	183.8	207.1	225.7	227.2	276.5
Other insurances fund	75.3	77.0	81.3	80.3	82.8	86.7
Unearned premiums reserve of accident & casualty, and health	288.4	284.5	323.1	334.1	619.9	570.2
Other reserves	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurances payable	**45.1**	**29.9**	**44.6**	**41.8**	**295.7**	**298.0**
Retained deposits	0.1	0.1	0.1	0.1	0.1	0.1
Reinsurance premiums and payable	45.0	29.9	44.5	41.7	295.6	298.0
Deferred taxes	263.0	278.4	301.0	312.9	342.8	336.9
Income tax & profit sharing	19.1	25.0	18.5	23.9	1.5	17.3
Value Added Tax	26.0	21.5	28.7	27.8	68.4	52.6
Other labilities	102.4	113.4	122.7	119.6	132.7	141.9
Total liabilities	**1,414.4**	**1,421.3**	**1,520.8**	**1,558.6**	**2,182.5**	**2,185.7**
STOCKHOLDERS´ EQUITY						
Paid in capital	52.1	52.1	52.1	52.1	52.1	52.1
Other reserves	75.3	85.3	126.4	142.5	150.6	148.8
Net Income	53.7	65.5	95.3	19.8	79.3	87.9
Retained earnings	393.3	380.1	379.9	474.4	447.7	447.1
Acummulated Deferred Taxes	(112.7)	(112.7)	(112.7)	(112.7)	(112.7)	(112.7)
Adjustments for Changes in Accounting Principles	26.6	36.1	42.3	34.2	40.4	33.9
Gain on valuation of real estate	59.3	59.3	59.3	59.3	59.3	59.3
Total stockholders equity	**547.6**	**565.7**	**642.6**	**669.6**	**716.7**	**716.5**
Total liabilities and stockholders equity	**1,962.0**	**1,987.1**	**2,163.4**	**2,228.2**	**2,899.2**	**2,902.2**

PENSIONES INBURSA
Income Statement
(MM USD)

	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07
Revenue	**44.6**	**26.4**	**1.1**	**19.0**	**166.9**	**55.5**
Premiums	9.2	(5.6)	(12.7)	(5.8)	5.8	0.0
Investments Net.	35.4	32.0	13.8	24.8	161.1	55.5
Expenses and Claims	**20.3**	**22.0**	**20.6**	**18.8**	**17.9**	**19.5**
Claims and Other Contractual Obligations	17.3	17.5	17.6	17.3	17.9	18.1
Acquisition Cost	0.2	0.0	(0.1)	0.0	0.0	0.0
Policies Dividends	0.0	0.0	0.0	0.0	0.0	0.0
Other Reserves Increase	2.0	2.7	2.5	2.4	2.3	2.0
Operating Expenses	0.8	1.7	0.7	(1.0)	(2.4)	(0.6)
Income Before Taxes	**24.3**	**4.4**	**(19.4)**	**0.2**	**149.0**	**36.0**
Income tax	15.1	(5.5)	(17.5)	1.8	23.4	26.1
Deferred Income tax	(7.3)	7.1	(6.4)	0.8	28.9	7.4
Net income	**16.5**	**2.8**	**4.4**	**(2.4)**	**96.7**	**2.5**

PENSIONES INBURSA
Balance Sheet
(MM USD)

ASSETS	Jun-06	Sep-06	Dic-06	Mar-07	Jun-07	Sep-07
Investments	**1,523.1**	**1,596.1**	**1,640.1**	**1,644.7**	**1,801.5**	**1,750.8**
Financing operation investments	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Investments	**166.7**	**174.7**	**180.0**	**179.2**	**327.9**	**234.1**
Fixed Income	4.9	8.1	10.3	12.5	29.4	13.5
Equity	161.8	166.6	169.7	166.7	298.5	220.6
Investements for Sale	**120.9**	**121.4**	**102.2**	**151.6**	**108.7**	**120.7**
Fixed Income	118.3	118.2	98.1	147.0	102.9	115.1
Equity	2.6	3.2	4.1	4.6	5.8	5.6
Held to Maturity Investments	1,235.0	1,299.0	1,355.3	1,310.5	1,363.6	1,386.4
Derivatives	(2.9)	(2.3)	(2.1)	(1.5)	(1.8)	6.6
Investments on Real Estate for Leasing	0.0	0.0	0.0	0.0	0.0	0.0
Loans on policies	3.6	3.3	4.7	4.9	3.1	2.9
Guarantee investments	(0.2)	0.0	0.0	0.0	0.0	0.0
Cash	2.1	1.1	2.6	2.8	4.5	4.5
Interest Debtors	25.4	13.6	27.4	13.7	28.2	20.1
Premium debtors & Receivable	32.1	32.4	20.5	17.3	21.1	21.1
Reinsurers and receivable	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Benefitts and claims	0.0	0.0	0.0	0.0	0.0	0.0
Policies reserves	0.0	0.0	0.0	0.0	0.0	0.0
Deferred Aquisition cost	0.0	0.0	0.0	0.0	0.0	0.0
Fixed Assets, net	3.7	3.9	29.8	37.9	40.7	41.2
Other assets	20.7	48.9	27.8	30 4	22.9	27.0
Total assets	**1,607.0**	**1,696.1**	**1,748.2**	**1,746.7**	**1,918.9**	**1,864.7**

LIABILITIES	Jun-06	Sep-06	Dic-06	Mar-07	Jun-07	Sep-07
Technical reserves	**1,043.3**	**1,077.3**	**1,107.2**	**1,092.0**	**1,106.8**	**1,099.1**
Unearned premium reserve, claims pending for paid, life & health	1,016.2	1,049.4	1,078.2	1,063.6	1,078.0	1,070.6
Pending claims reserve, accidents & casualties and health	0.0	0.0	0.0	0.0	0.0	0.0
Other insurances fund	0.0	0.0	0.0	0.0	0.1	0.1
Unearned premiums reserve of accident & casualty, and health	0.0	0.0	0.0	0.0	0.0	0.0
Other reserves	27.1	27.9	28.9	28.4	28.7	28.5
Reinsurances payable	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Retained deposits	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurance premiums and payable	0.0	0.0	0.0	0.0	0.0	0.0
Deferred taxes	88.5	90.7	75.2	74.8	111.9	110.6
Income tax & profit sharing	17.1	19.4	12.9	15.9	9.5	41.2
Value Added Tax	(1.3)	(1.4)	(1.6)	(2.0)	(2.1)	(2.0)
Other labilities	94.1	133.5	163.3	186.4	189.0	132.3
Total liabilities	**1,241.7**	**1,319.6**	**1,356.9**	**1,367.1**	**1,415.1**	**1,381.1**
STOCKHOLDERS´ EQUITY						
Paid in capital	115.0	115.0	115.0	115.0	115.0	115.0
Other reserves	0.7	0.8	3.0	3.3	3.9	4.2
Net Income	35.9	38.7	43.1	(2.4)	94.4	96.9
Retained earnings	278.4	279.6	285.0	326.7	330.5	326.4
Acummulated Deferred Taxes	0.0	0.0	0.0	0.0	0.0	0.0
Adjustments for Changes in Accounting Principles	(78.0)	(70.3)	(65.5)	(71.5)	(63.0)	(68.3)
Minority Interest	13.3	12.7	10.7	8.5	23.0	9.5
Total stockholders equity	**365.3**	**376.5**	**391.3**	**379.7**	**503.8**	**483.6**
Total liabilities and stockholders equity	**1,607.0**	**1,696.1**	**1,748.2**	**1,746.7**	**1,918.9**	**1,864.7**

OPERADORA INBURSA

Income Statement
US GAAP
(MM USD)

	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07
Earnings from Investment Sales	0.0	0.0	0.1	0.0	0.1	0.0
Asset Management Income	5.7	6.1	6.5	6.5	7.1	7.3
Earnings form Interest	0.0	0.1	0.2	0.1	0.1	0.0
Unrealized Gain on Portfolio Valuation	0.0	0.0	0.0	0.0	0.0	0.0
Total Earnings	**5.8**	**6.2**	**6.9**	**6.6**	**7.2**	**7.4**
General Expenses	2.7	2.8	3.1	3.2	3.2	3.4
Total expenses	**2.7**	**2.8**	**3.1**	**3.2**	**3.2**	**3.4**
Earnings Before Taxes	**3.0**	**3.3**	**3.8**	**3.5**	**4.0**	**4.0**
Incurred Income Tax & Profit Sharing	0.8	1.0	1.1	0.9	1.1	1.1
Defferred Income Tax	(0.0)	0.9	0.9	0.9	1.1	(0.0)
Net Income Before Deferred Accounts	**2.2**	**1.5**	**1.8**	**1.7**	**1.8**	**2.9**
Earnings from subsidiaries	(0.2)	3.3	5.2	3.2	3.7	0.2
Unadjusted for monetary position result	**2.1**	**4.7**	**7.0**	**4.9**	**5.5**	**3.1**
Net income result actualization	0.0	0.0	0.0	0.0	0.0	0.0
Net Income	**2.1**	**4.7**	**7.0**	**4.9**	**5.5**	**3.1**

OPERADORA INBURSA
Balance Sheet
US GAAP
(MM USD)

ASSETS	Jun-06	Sep-06	Dic-06	Mar-07	Jun-07	Sep-07
Cash	0.0	0.0	0.0	0.0	0.0	0.0
Banks	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Instruments	5.0	9.0	6.0	7.9	7.7	7.0
Sundry Debtors	2.2	2.6	2.7	2.8	2.9	3.1
Permanent investments	42.9	47.3	53.3	55.5	60.4	59.8
Receivable Taxes	2.6	3.2	0.0	1.1	1.7	2.7
TOTAL ASSETS	**52.8**	**62.0**	**62.0**	**67.2**	**72.7**	**72.7**
LIABILITIES						
Sundry Creditors	0.9	2.1	1.1	1.2	1.2	1.2
Payable Taxes	2.0	3.2	0.8	1.3	2.5	3.9
Deferred Income Tax	5.9	6.9	7.9	8.6	9.9	9.8
TOTAL LIABILITIES	**8.8**	**12.2**	**9.9**	**11.2**	**13.6**	**14.9**
STOCKHOLDERS´ EQUITY						
Paid in Capital	1.3	1.3	1.3	1.3	1.3	1.3
Legal Reserve	0.2	0.2	0.2	0.2	0.2	0.2
Retained Earnings	53.5	53.5	53.5	59.1	59.1	51.7
Surplus (deficit) from equity restatement	0.0	0.0	0.0	0.0	0.0	0.0
Net income	3.9	8.7	15.7	4.9	10.4	13.5
Forex effect on Stockholders´equity	(15.0)	(13.9)	(18.6)	(9.5)	(12.0)	(9.0)
TOTAL STOCKHOLDERS´ EQUITY	**44.0**	**49.8**	**52.1**	**56.0**	**59.1**	**57.8**
TOTAL LIABILITIES & STOCKHOLDERS´ EQUITY	**52.8**	**62.0**	**62.0**	**67.2**	**72.7**	**72.7**

FIANZAS GUARDIANA INBURSA
Income Statement
US GAAP
(MM USD)

	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07
Revenue	**10.6**	**11.9**	**20.1**	**11.9**	**19.3**	**17.0**
Premiums	9.8	11.3	17.2	10.8	13.7	15.8
Investments Net.	0.3	0.2	0.4	0.2	0.3	0.3
Earnings (losses) realized on investments	0.6	0.4	2.6	0.9	5.3	0.9
Benefitts, Expenses and Claims	**5.6**	**3.8**	**9.7**	**8.3**	**9.1**	**8.4**
Benefitts, Claims and Adjustments	4.9	3.8	8.5	8.7	8.7	8.1
Acquisition Cost	0.1	(0.4)	(1.5)	(0.9)	(0.2)	(0.4)
Operating Expenses	0.5	0.3	2.7	0.5	0.6	0.7
Income Before Taxes	**5.0**	**8.1**	**10.4**	**3.6**	**10.2**	**8.6**
Income tax	3.3	3.1	2.2	2.3	3.4	2.7
Deferred Income tax	(0.1)	1.4	(1.9)	(0.5)	(0.1)	0.3
Net income	**1.8**	**3.6**	**10.1**	**1.8**	**6.9**	**5.5**

FIANZAS GUARDIANA INBURSA
Balance Sheet
US GAAP
(MM USD)

ASSETES	Jun-06	Sep-06	Dic-06	Mar-07	Jun-07	Sep-07
Investments	**87.3**	**92.2**	**102.1**	**108.7**	**122.3**	**121.0**
Negotiable Investments	**71.1**	**76.1**	**90.1**	**96.4**	**100.8**	**91.5**
Fixed Income	75.4	80.4	91.0	97.3	104.7	88.4
Equity	(4.3)	(4.3)	(1.0)	(1.0)	(3.9)	3.1
Investements for Sale	**7.9**	**10.0**	**5.8**	**6.0**	**11.7**	**20.0**
Fixed Income	5.9	6.4	1.1	5.9	0.9	15.9
Equity	2.0	3.6	4.6	0.1	10.8	4.1
Loans on policies	8.2	6.1	6.2	6.4	9.7	9.5
Cash	0.4	0.1	0.1	(0.0)	0.0	0.3
Premium debtors & Receivable	9.7	11.8	12.0	10.5	7.1	14.1
Reinsurers and receivable	**6.2**	**6.2**	**6.3**	**6.3**	**7.9**	**8.5**
Benefitts and claims	0.0	0.0	0.0	0.0	0.0	0.0
Policies reserves	6.2	6.2	6.3	6.3	7.9	8.5
Deferred Aquisition cost	(1.7)	(1.5)	(1.7)	(1.7)	(2.0)	(1.9)
Fixed Assets, net	2.1	2.2	2.1	2.0	2.4	3.1
Other assets	11.3	14.4	17.1	19.1	5.3	7.7
Total assets	**115.3**	**125.4**	**138.0**	**144.9**	**143.0**	**152.7**

LIABILITIES	Jun-06	Sep-06	Dic-06	Mar-07	Jun-07	Sep-07
Technical reserves	**7.7**	**9.9**	**9.9**	**12.8**	**15.5**	**16.8**
Pending claims reserve, accidents & casualties and health	0.1	0.1	0.1	0.1	0.1	0.1
Unearned premiums reserve of accident & casualty, and health	7.6	9.8	9.8	12.8	15.4	16.7
Other reserves	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurances payable	**2.0**	**1.5**	**1.1**	**3.4**	**2.4**	**1.9**
Retained deposits	0.6	0.4	0.4	0.4	0.4	0.4
Reinsurance premiums and payable	1.4	1.1	0.7	3.0	2.0	1.5
Income tax & profit sharing	5.3	6.0	5.3	4.9	5.1	5.4
Value Added Tax	1.9	2.2	2.1	2.5	2.3	2.6
Other labilities	13.9	16.8	19.3	21.0	7.5	10.0
Total liabilities	**30.8**	**36.4**	**37.8**	**44.5**	**32.8**	**36.7**
STOCKHOLDERS´ EQUITY						
Paid in capital	11.0	11.0	11.0	11.0	11.0	11.0
Other reserves	5.5	5.5	5.5	7.9	27.4	27.4
Net Income	13.5	17.0	27.2	1.8	8.7	14.3
Retained earnings	53.6	54.7	55.6	78.8	62.2	62.6
Acummulated Deferred Taxes	(1.5)	(1.5)	(1.5)	(1.5)	(1.5)	(1.5)
Others	2.3	2.3	2.3	2.3	2.3	2.3
Adjustmens for changes on Principle Accounts	0.0	0.0	0.0	0.0	0.0	0.0
Total stockholders equity	**84.5**	**89.1**	**100.2**	**100.3**	**110.2**	**116.1**
Total liabilities and stockholders equity	**115.3**	**125.4**	**138.0**	**144.9**	**143.0**	**152.7**

INVERSORA BURSATIL
Income Statement
US GAAP
(MM USD)

	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07
Earnings from management and custody	0.0	0.0	0.0	0.0	0.0	0.0
Earnings from mutual funds operations	2.3	2.5	2.7	2.7	2.9	3.0
Interest Income	0.2	(0.0)	0.7	0.4	0.3	0.2
Comissions	6.2	9.9	11.2	8.3	8.7	10.1
Dividends from investments	0.0	0.0	0.0	0.0	0.0	0.0
Income from sale of securities	3.8	18.0	20.1	20.2	16.6	(9.1)
Subsidiaries' Net Income	0.2	0.2	0.2	0.2	0.2	0.1
Other Income	0.1	0.1	(0.0)	0.0	0.7	0.2
Total Earnings	**12.9**	**30.6**	**34.9**	**31.8**	**29.4**	**4.6**
Interest expenses	0.1	(0.0)	0.1	0.0	0.0	0.0
Comissions and Fees	0.9	0.9	1.1	0.7	1.5	0.9
Forex exchange losses	0.0	0.0	0.0	0.0	0.0	0.0
Personnel Expenses	0.0	0.0	0.0	0.0	0.0	0.0
General Expenses	3.8	3.8	4.6	5.1	4.3	4.2
Contingency Fund	0.1	0.1	0.1	0.1	0.1	0.1
Others	0.0	0.0	0.0	0.0	0.0	0.0
Depreciations and Amortizations	0.1	0.1	0.1	0.2	0.1	0.2
Losses from subsidiaries	0.0	0.0	0.0	0.0	0.0	0.0
Losses from real estate sales	0.0	0.0	0.0	0.0	0.0	0.0
Incurred Income Tax	1.6	2.5	2.9	2.0	3.5	2.5
Incurred Employee Profit Sharing	0.0	0.0	0.0	0.0	0.0	0.0
Deferred taxes & Employee profit sharing	0.7	4.1	4.2	4.7	3.4	(4.4)
Total Expenses	**7.3**	**11.5**	**12.9**	**12.7**	**13.0**	**3.4**
NET INCOME	**5.6**	**19.1**	**22.0**	**19.1**	**16.5**	**1.1**

INVERSORA BURSATIL
Income Statement
US GAAP
(MM USD)

ASSETS	Jun-06	Sep-06	Dic-06	Mar-07	Jun-07	Sep-07
Cash & Banks	0.0	0.1	1.5	0.0	0.0	0.1
Financial Instruments	**131.4**	**155.2**	**177.6**	**199.0**	**221.9**	**218.6**
Negotiable	131.4	155.2	177.6	199.0	221.9	218.6
Under repurchase receivable agreements	0.0	0.0	0.0	0.0	0.0	0.0
Repo Operations	14.5	3.2	10.0	4.9	14.2	5.1
Other accounts receivable	1.4	3.4	1.6	1.7	1.8	3.5
Fixed assets,net	2.5	2.7	3.3	3.1	3.1	3.1
Permanent equity investments	4.0	4.4	4.7	4.8	5.1	5.1
Other Assets	15.7	18.6	18.4	19.9	23.8	21.2
TOTAL ASSETS	**169.5**	**187.4**	**217.1**	**233.4**	**269.9**	**256.7**
LIABILITIES						
Repo Operations	14.5	2.8	10.0	4.9	14.2	5.1
Other Account Payable	**13.3**	**16.1**	**9.3**	**10.7**	**13.3**	**15.5**
Income Tax & Employee profit sharing provision	10.0	12.6	5.5	6.7	9.0	11.1
Sundry creditors & other accounts payable	3.3	3.5	3.8	4.0	4.3	4.5
Deferred taxes	3.4	7.6	11.9	16.3	20.2	15.5
Total Liabilities	**31.2**	**26.5**	**31.2**	**32.0**	**47.7**	**36.1**
STOCKHOLDERS´ EQUITY						
Paid-in capital	31.8	31.8	31.8	31.8	49.0	49.0
Earned Capital	106.5	129.1	154.0	169.6	173.2	171.6
Capital reserves	9.3	9.3	9.3	9.3	11.7	11.7
Retained earnings	85.8	85.8	85.8	137.4	117.9	117.9
Net income	10.4	29.6	51.5	19.1	35.6	36.7
Forex effect on Stockholders´equity	0.9	4.4	7.3	3.8	8.1	5.4
Total Stockholders' Equity	**138.3**	**161.0**	**185.9**	**201.4**	**222.2**	**220.6**
TOTAL LIABILITIES & STOCKHOLDERS´EQUITY	**169.5**	**187.4**	**217.0**	**233.4**	**269.9**	**256.7**

CNBV GAAP
Financial Statements

GRUPO FINANCIERO INBURSA

Consolidated Income Statement
(quarterly)
MM of constant pesos as of September 30, 2007

(MM Ps.)	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	Acumulated Jan-Sep 2007	Acumulated Jan-Sep 2006
Interest Income	3,304.1	3,765.4	3,029.8	3,371.5	2,908.6	3,489.2	9,769.3	11,288.3
Interest Expense	(2,298.0)	(2,694.0)	(2,049.9)	(2,131.3)	(1,673.4)	(2,352.3)	(6,157.0)	(7,952.5)
Monetary Position	33.4	(275.8)	(453.0)	(307.8)	85.9	(272.7)	(494.6)	(504.1)
FINANCIAL MARGIN	**1,039.5**	**795.6**	**526.9**	**932.4**	**1,321.1**	**864.2**	**3,117.7**	**2,831.7**
Loan Loss Provisions	363.9	370.2	360.6	475.0	873.0	331.0	1,679.0	1,193.4
RISK ADJUSTED NII	**675.6**	**425.4**	**166.4**	**457.4**	**448.1**	**533.2**	**1,438.7**	**1,638.4**
Comissions & Tariffs	454.2	534.2	609.5	496.7	488.9	635.0	1,620.6	1,493.5
Market-Related Income	432.3	(467.0)	(959.0)	434.2	125.0	95.5	654.7	297.1
TOTAL OPERATING INCOME	**1,562.2**	**492.6**	**(183.2)**	**1,388.2**	**1,062.0**	**1,263.7**	**3,714.0**	**3,429.0**
Administrative Expenses	730.9	642.9	696.2	780.2	783.8	746.1	2,310.1	2,048.0
OPERATING INCOME	**831.3**	**(150.3)**	**(879.4)**	**608.0**	**278.2**	**517.6**	**1,403.9**	**1,381.0**
Other Expenses (Products)	(188.6)	(89.0)	9.4	(65.9)	(215.3)	(182.1)	(463.3)	(348.4)
NET INCOME BEFORES TAXES	**1,019.8**	**(61.3)**	**(888.8)**	**673.9**	**493.5**	**699.7**	**1,867.2**	**1,729.4**
Income Tax & Employee profit sharing	194.1	143.3	12.0	99.4	38.6	132.1	270.1	634.5
Deferred Taxes	187.0	(199.8)	(227.2)	140.7	121.8	102.8	365.2	(90.6)
NET INCOME BEFORE SUBSIDIARIES	**638.7**	**(4.8)**	**(673.6)**	**433.9**	**333.2**	**464.8**	**1,231.9**	**1,185.5**
Participated net income from subs.	501.4	341.0	601.3	524.8	1,681.5	295.5	2,501.8	1,390.5
RESULTS FROM CONTINUED OPERATION	**1,140.1**	**336.3**	**(72.3)**	**958.7**	**2,014.8**	**760.3**	**3,733.7**	**2,576.0**
Extraordinary Income	0.0	0.0	15.1	0.0	0.0	0.0	0.0	0.0
NET INCOME	**1,140.1**	**336.3**	**(57.1)**	**958.7**	**2,014.8**	**760.3**	**3,733.7**	**2,576.0**
MINORITARY INTEREST	**1.8**	**4.2**	**1.2**	**3.7**	**3.1**	**5.7**	**12.5**	**6.0**

GRUPO FINANCIERO INBURSA

Consolidated Balance Sheet

MM of constant pesos as of September 30, 2007

ASSETS	Jun-06	Sep-06	Dic-06	Mar-07	Jun-07	Sep-07
Cash & due from Banks	**13,643.9**	**13,146.5**	**9,531.3**	**12,933.7**	**8,461.4**	**10,112.1**
Financial Instruments	**8,360.1**	**11,476.5**	**10,258.0**	**11,297.9**	**9,304.4**	**8,189.7**
Negotiable	4,970.1	8,317.4	8,653.8	9,825.4	7,857.6	6,911.7
For Sale	0.0	0.0	0.0	0.0	0.0	0.0
Held to Maturity	3,390.0	3,159.1	1,604.2	1,472.5	1,446.8	1,278.0
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**7,676.9**	**6,485.7**	**3,156.3**	**2,119.1**	**2,920.2**	**2,541.9**
Repo Operations	351.0	52.5	151.9	76.9	156.3	8.2
Securities to be received in credit Operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	7,325.9	6,433.2	3,004.5	2,042.2	2,763.9	2,533.6
LOANS	**58,011.4**	**59,700.0**	**65,449.9**	**68,319.9**	**73,127.5**	**76,170.9**
Commercial	49,394.4	51,303.3	53,822.8	53,157.9	58,640.1	58,311.0
Interbank	2,900.3	2,485.8	5,807.0	6,764.5	5,112.4	8,145.8
Consumer	4,100.4	4,215.5	4,096.4	6,061.1	6,679.9	7,118.1
Housing	817.1	910.2	951.0	786.3	809.9	817.8
Governments	799.3	785.2	772.7	1,550.1	1,885.2	1,778.2
FOBAPROA/IPAB	0.0	0.0	0.0	0.0	0.0	0.0
PAST-DUE LOANS	**751.0**	**724.3**	**611.2**	**902.2**	**1,064.1**	**1,381.2**
TOTAL GROSS LOANS	**58,762.4**	**60,424.3**	**66,061.1**	**69,222.2**	**74,191.6**	**77,552.1**
Loan Loss Reserves	8,813.4	8,922.0	9,052.0	9,477.1	10,271.6	10,416.4
TOTAL NET LOANS	**49,949.0**	**51,502.3**	**57,009.2**	**59,745.1**	**63,920.0**	**67,135.7**
Receivables,Sundry Debtors & Adv. Payments	7,566.2	4,642.1	855.8	5,891.3	13,913.8	7,070.3
Fixed Assets (net)	902.0	896.0	885.0	1,293.1	1,682.7	1,670.1
Repossessed Assets	48.1	54.2	54.3	50.6	41.1	38.7
Permanent Equity Investments	11,240.4	11,413.5	11,960.8	12,488.9	14,134.5	14,288.6
Deferred Taxes (net)	0.3	0.2	4.4	4.0	2.3	2.1
Other assets,deferred charges & intangible	830.2	787.9	703.7	755.2	785.6	711.8
TOTAL ASSETS	**100,216.9**	**100,404.9**	**94,418.8**	**106,578.9**	**115,165.8**	**111,761.1**

LIABILITIES	Jun-06	Sep-06	Dic-06	Mar-07	Jun-07	Sep-07
DEPOSITS	**44,115.3**	**49,562.6**	**50,044.4**	**55,547.2**	**57,239.9**	**59,132.0**
Demand Deposits	26,720.7	27,093.7	27,860.3	29,577.2	29,759.9	30,936.1
Time Deposits	17,394.6	22,468.9	22,184.2	25,970.0	27,480.0	28,195.9
Bank Bonds	0.0	0.0	0.0	0.0	0.0	0.0
INTERBANK LOANS & OTHER	2,161.4	1,625.4	2,558.1	1,509.3	1,578.0	2,742.7
	3,683.2	**1,982.6**	**2,961.1**	**2,111.4**	**1,920.5**	**1,439.7**
Repo Operations	352.8	48.5	152.0	72.5	156.2	8.1
Credit related operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	3,330.4	1,934.1	2,809.1	2,038.9	1,764.2	1,431.6
OTHER ACCOUNTS PAYABLE	**13,470.5**	**10,472.8**	**2,280.8**	**9,620.7**	**15,802.1**	**8,996.9**
Income tax & Employee profit sharing	530.5	659.5	339.5	356.3	302.0	360.6
Other accounts payable	12,939.9	9,813.3	1,941.3	9,264.4	15,500.2	8,636.3
DEFERRED TAXES	1,146.3	928.9	679.4	811.5	826.5	916.5
DEFERRED CREDITS	1.0	1.1	1.1	1.2	4.6	12.6
TOTAL LIABILITIES	**64,577.7**	**64,573.3**	**58,524.9**	**69,601.3**	**77,371.6**	**73,240.4**
STOCKHOLDERS' EQUITY						
SUSCRIBED CAPITAL	**14,501.6**	**14,414.7**	**14,460.4**	**14,486.9**	**14,490.1**	**14,439.5**
Paid-in Capital	13,866.2	13,783.1	13,826.8	13,852.2	13,855.3	13,806.9
Share Subscription Premium	635.3	631.5	633.5	634.7	634.8	632.6
Subordinated debt	0.0	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	**21,087.3**	**21,356.3**	**21,371.5**	**22,422.0**	**23,232.3**	**24,004.0**
Capital Reserves	2,949.5	2,931.9	2,941.2	2,946.6	2,947.2	2,936.9
Retained Earnings	27,727.6	27,561.4	27,648.8	30,265.0	29,059.2	28,957.7
Valuation surplus (Deficit) of available for sale instruments	0.0	0.0	0.0	0.0	0.0	0.0
Result from conversion of foreign transactions	0.0	0.0	0.0	0.0	0.0	0.0
Valuation effects on affiliates and associated firms	(1,113.9)	(1,057.3)	(1,046.6)	(1,041.5)	(1,035.3)	(943.8)
Surplus (deficit) from Equity Restatement	(10,713.9)	(10,649.7)	(10,683.5)	(10,703.1)	(10,705.5)	(10,668.1)
Net Income of the period	2,238.0	2,570.1	2,511.7	955.0	2,966.7	3,721.2
Minority Interest	50.4	60.6	62.0	68.7	71.8	77.3
TOTAL STOCKHOLDERS´ EQUITY	**35,639.2**	**35,831.6**	**35,893.9**	**36,977.6**	**37,794.2**	**38,520.7**
LIABILITIES & STOCKHOLDERS' EQUITY	**100,216.9**	**100,404.9**	**94,418.8**	**106,579.0**	**115,165.8**	**111,761.1**

GRUPO FINANCIERO INBURSA
MEMORANDUM ACCOUNTS
MM of constant pesos as of September 30, 2007

CUSTOMER POSITION ACCOUNTS	Sep-07
CUSTOMER CURRENT ACCOUNTS	**139.5**
Customer bank balances	0.2
Custumer transaction liquidations	139.3
Client loans	
CUSTOMER SECURITIES	**1,805,798.6**
Assets in custody or under administration	1,803,183.3
Assets received in guarantee	2,615.3
TRANSACTIONS ON BEHALF OF CUSTOMERS	**49,662.2**
Customer Repos	49,662.2
Customer Securities Loans	
Purchase of Derivatives	
TOTAL CUSTOMER POSITION	**1,855,600.4**

COMPANY POSITION ACCOUNTS	Sep-07
REGISTRY ACCOUNTS	**1,123,358.5**
Guarantees granted	3,426.8
Assets under trust	285,969.5
Assets under custody or administration	832,250.6
Irrevocable lines of credit granted	
Shares held in custody	1,698.0
Other contingent obligations	13.6
REPO OPERATIONS	
	(78.1)
Receivables on repurchase agreements	29,109.1
Reporchase agreement creditors	(29,187.2)
	78.2
Repurchase agreement debtors	29,468.5
Payables on repurchase agreements	(29,390.3)
TOTAL OWN POSITION	**1,123,358.6**

GRUPO FINANCIERO INBURSA

STATEMENT OF CHANGES IN FINANCIAL SITUATION AT SEPTEMBER 30, 2007

(MM PS)

	Sep-07
OPERATING ACTIVITIES	
Net Income	3,721
Subsidiaries' Income	(2,502)
Depreciation & Amortization	143
Loan Loss Reserves	1,679
Valuation Result	(1,090)
Deferred taxes	365
	2,317
Cash increase (decrease) from funding	9,176
Cash increase (decrease) from Loan Portfolio	(11,888)
Cash increase (decrease) from Trading Operation	3,127
Cash increase (decrease) from Derivative Financial Instruments	(907)
Cash increase (decrease) in Accounts Payable-Recivable	548
Banking Loans & Other Financial Institutions	188
	244
Cash flow from operating activities	**2,561**
Financing Activities	
Increase (decrease) of Stocholders' Equity	
Dividend payment	(1,208)
Spin-Off	
Cash Flow From Financing Activities	**(1,208)**
Investments Activities	
Buy(sell) of fixed assets and permanent stocks	(660)
Decrease of deferred loans	(114)
Decrease on personnel loans	16
Cash Flow From Investment Activities	**(758)**
Net Increase in Cash	**594**
Cash at beginning of the period	**9,518**
Cash at end of period	**10,112**

BANCO INBURSA

Consolidated Income Statement

MM of constant pesos as of September 30, 2007	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	Acumulated Sep '07	Acumulated Sep '06
Interest Income	2,754.0	2,347.0	2,413.2	2,460.3	2,505.7	2,731.4	7,697.4	8,202.1
Interest Expense	1,790.7	1,412.4	1,537.1	1,360.7	1,355.3	1,537.9	4,253.8	5,135.4
Monetary Position	30.0	(249.6)	(403.7)	(273.2)	81.1	(250.0)	(442.1)	(461.0)
Financial Margin	**993.2**	**685.0**	**472.4**	**826.4**	**1,231.5**	**943.6**	**3,001.5**	**2,605.7**
Loan Loss Provisions	363.8	370.2	360.6	475.0	873.0	331.0	1,679.0	1,193.2
Risk Adjusted Net Interest Income	**629.4**	**314.8**	**111.8**	**351.4**	**358.5**	**612.6**	**1,322.5**	**1,412.5**
Comissions and Fees	390.5	434.6	453.0	443.5	380.6	534.7	1,358.8	1,195.8
Market-Related Income	384.1	(665.4)	(1,190.8)	206.1	(55.3)	197.8	348.7	63.5
Operating Revenues	**1,404.0**	**84.0**	**(626.0)**	**1,001.0**	**683.9**	**1,345.1**	**3,030.0**	**2,671.8**
Non-Interest Expense	650.3	563.4	543.7	692.9	699.8	652.9	2,045.6	1,756.1
Operating Income	**753.7**	**(479.5)**	**(1,169.7)**	**308.1**	**(15.9)**	**692.2**	**984.4**	**915.7**
Other Income (Expenses)	164.8	66.5	(38.2)	64.4	178.0	(4.5)	237.9	283.7
Earnings Before Taxes	**918.5**	**(413.0)**	**(1,207.9)**	**372.5**	**162.2**	**687.7**	**1,222.3**	**1,199.4**
Incurred Income Tax & Profit Sharing	172.7	89.0	(36.4)	63.4	(14.5)	91.7	140.7	485.5
Deferred Income Tax	179.6	(257.0)	(279.4)	78.3	67.4	147.4	293.1	(108.0)
Net Income Before Subsidiaries' Net Income	**566.2**	**(245.0)**	**(892.1)**	**230.7**	**109.2**	**448.6**	**788.5**	**821.8**
Subsidiaries' Net Income	33.6	49.0	110.9	31.9	122.6	37.2	191.7	11.6
Continous Operations' Net Income	**599.7**	**(196.0)**	**(781.2)**	**262.6**	**231.8**	**485.8**	**980.2**	**833.4**
Discontinued Operations & Extraordinary Items	0.0	0.0	15.1	0.0	0.0	0.0	0.0	0.0
Minority Interest	2.9	(7.8)	(1.2)	(3.7)	(3.1)	(5.7)	(12.5)	(6.0)
Net Income	**602.7**	**(203.8)**	**(767.3)**	**259.0**	**228.7**	**480.1**	**967.8**	**827.4**

BANCO INBURSA

Consolidated Balance Sheet

MM of constant pesos as of September 30, 2007

Assets	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07
Cash & Due From Banks	13,643.4	13,145.4	9,513.6	12,932.6	8,461.3	10,111.2
Financial Instruments	6,623.4	9,146.0	7,712.3	8,461.6	6,541.7	5,382.6
Negotiable	3,233.4	5,986.9	6,078.4	7,018.5	5,094.9	4,104.5
For Sale	0.0	0.0	0.0	0.0	0.0	0.0
Held to Maturity	3,390.0	3,159.1	1,633.9	1,443.1	1,446.8	1,278.0
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	7,504.6	6,449.6	3,046.0	2,068.8	2,900.2	2,581.0
Repo Operations	178.7	16.4	41.5	26.6	136.3	47.4
Securities to be received in credit Operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	7,325.9	6,433.2	3,004.5	2,042.2	2,763.9	2,533.6
LOANS	58,231.8	59,905.2	65,643.1	68,922.3	74,094.5	76,369.8
Commercial	49,614.7	51,508.5	54,016.0	53,760.2	59,607.1	58,509.8
Interbank	2,900.3	2,485.8	5,807.0	6,764.5	5,112.4	8,145.8
Consumer	4,100.4	4,215.5	4,096.4	6,061.1	6,679.9	7,118.1
Housing	817.1	910.2	951.0	786.3	809.9	817.8
Governments	799.3	785.2	772.7	1,550.1	1,885.2	1,778.2
FOBAPROA	0.0	0.0	0.0	0.0	0.0	0.0
Past-Due Loans	750.4	724.2	611.1	902.0	1,063.9	1,381.0
Total Gross Loans	58,982.2	60,629.4	66,254.2	69,824.3	75,158.4	77,750.8
Preventive Provision for Credit Risks	(8,813.1)	(8,921.7)	(9,051.7)	(9,476.9)	(10,271.4)	(10,416.1)
Total Net Loans	50,169.1	51,707.7	57,202.4	60,347.5	64,887.1	67,334.6
Receivables,Sundry Debtors & Adv. Payments	7,513.5	4,590.9	808.1	5,838.1	13,867.9	7,001.7
Fixed Assets (net)	581.3	579.0	584.9	586.8	601.3	592.0
Repossessed Property	48.1	54.2	54.3	50.6	41.1	38.7
Permanent Equity Investments	3,268.4	3,294.1	3,368.5	3,408.3	3,559.7	3,395.2
Deferred taxes (net)	0.0	0.0	0.0	0.0	0.0	0.0
Other assets,deferred charges & intangible	603.1	528.6	495.5	515.9	475.7	417.6
TOTAL ASSETS	89,955.0	89,495.5	82,785.6	94,210.2	101,336.0	96,854.6

	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07
Deposits	**44,126.4**	**49,566.7**	**50,049.8**	**55,555.5**	**57,245.6**	**59,152.5**
Demand Deposits	26,729.2	27,095.6	27,861.4	29,578.9	29,762.0	30,942.8
Time Deposits	17,397.2	22,471.1	22,188.3	25,976.6	27,483.6	28,209.7
Bank Bonds	0.0	0.0	0.0	0.0	0.0	0.0
Interbank Loans & Other	2,157.7	1,622.5	2,556.4	1,508.0	1,576.9	1,970.8
Repo Operations	180.6	16.3	41.7	22.2	136.3	47.3
Credit Related Operations	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	3,330.4	1,934.1	2,809.1	2,038.9	1,764.2	1,431.6
Other Accounts Payable	12,818.2	9,742.9	1,872.7	9,184.6	15,408.0	8,544.2
Income Tax & Employee Profit Sharing	400.1	481.1	273.2	266.0	66.8	91.7
Deferred Taxes	1,034.2	762.3	459.1	531.5	600.5	738.2
Deferred Credits	0.9	0.9	0.9	0.9	0.9	0.9
TOTAL LIABILITIES	**64,048.4**	**64,126.9**	**58,062.9**	**69,107.7**	**76,799.2**	**71,977.2**
SUSCRIBED CAPITAL	**15,231.1**	**15,139.8**	**15,187.8**	**15,215.7**	**15,219.0**	**15,165.9**
Paid-in Capital	15,231.1	15,139.8	15,187.8	15,215.7	15,219.0	15,165.9
Share subscription premium	0.0	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	**10,675.5**	**10,228.9**	**9,534.9**	**9,886.8**	**9,317.8**	**9,711.5**
Capital Reserves	5,043.4	5,013.2	5,030.3	5,039.6	5,050.1	5,032.5
Retained Earnings	14,724.3	14,426.3	14,470.7	14,591.9	13,777.3	13,678.7
Income of Changes on Accounting Principles	164.7	174.4	217.3	252.2	257.6	245.9
Available for Sale	0.0	0.0	0.0	0.0	0.0	0.0
Surplus (deficit) from equity restatement	(10,334.7)	(10,272.8)	(10,305.4)	(10,324.3)	(10,326.6)	(10,290.5)
Net income of the period	1,027.7	827.4	60.2	259.0	487.7	967.8
Minority Interest	50.2	60.4	61.8	68.5	71.6	77.1
Total Stockholders' Equity	**25,906.6**	**25,368.7**	**24,722.7**	**25,102.5**	**24,536.8**	**24,877.4**
LIABILITIES & STOCKHOLDERS' EQUITY	**89,955.0**	**89,495.5**	**82,785.6**	**94,210.2**	**101,336.0**	**96,854.6**

MEMORANDUM ACCOUNTS

MM of constant pesos as of September 30, 2007	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07
Guarantees Granted	0.0	0.0	0.0	0.0	0.0	0.0
Other Contingent Obligations	0.0	0.0	0.0	0.0	0.0	0.0
Irrevocable Lines of Credit Granted	2,609.8	2,582.9	2,660.9	2,394.8	3,365.3	3,426.8
Goods in Trust or Mandate	218,596.6	231,396.8	246,148.9	256,597.9	292,073.1	285,969.5
Investment Banking Operations on Behalf of Third Parties	0.0	0.0	0.0	0.0	0.0	0.0
Goods in Custody or Under Administration	933,889.8	1,015,543.2	1,124,227.6	909,514.2	907,550.8	831,519.6
Loan Portfolio Clasification	0.0	0.0	0.0	0.0	0.0	0.0
Amounts Contracted in Derivative Instruments	0.0	0.0	0.0	0.0	0.0	0.0
Other accounts	778,578.8	807,074.2	860,286.4	722,357.9	788,427.8	695,782.8
	1,933,675.0	**2,056,597.1**	**2,233,323.7**	**1,890,864.9**	**1,991,417.0**	**1,816,698.6**
Receivables on Repurchase Agreements	58,082.2	35,002.3	26,697.5	11,647.0	18,468.1	20,224.6
Repurchase Agreement Creditors	58,196.1	35,007.2	26,737.6	11,640.8	18,603.1	20,271.8
Net	**(113.9)**	**(4.9)**	**(40.1)**	**6.2**	**(134.9)**	**(47.2)**
Repurchase Agreement Debtors	58,724.5	35,336.0	27,101.1	15,976.1	18,692.2	20,505.8
Payables on Repurchase Agreements	58,612.5	35,331.1	27,061.2	15,974.3	18,827.2	20,553.1
Net	**112.0**	**4.9**	**39.9**	**1.8**	**(135.0)**	**(47.4)**

BANCO INBURSA, S.A.
STATEMENT OF CHANGES IN FINANCIAL SITUATION AT SEPTEMBER 30, 2007
(MM PS)

	Sep-07
OPERATING ACTIVITIES	**968**
Net Income	
Subsidiaries' Income	192
Depreciation & Amortization	85
Loan Loss Reserves	1,679
Market Related Result	
Valuation Result	
Minoritary Interest	(12)
Provision for diverse obligations	(115)
Deferred taxes	293
	2,122
Cash increase (decrease) from funding	9,175
Cash increase (decrease) from Loan Portfolio	(10,342)
Decrease or Increase in treasury transactions	308
Cash increase (decrease) from Derivative Financial Instruments	(582)
Banking Loans & Other Financial Institutions	
	(1,441)
Cash flow from operating activities	**1,649**
Financing Activities	**(856)**
Dividends Payment	(856)
Spin-Offs	
Cash Flow From Financing Activities	**(856)**
Investments Activities	
Buy(sell) of fixed permanent stocks	(176)
Buy(sell) of fixed assets	8
Receivables,Sundry Debtors & Adv. Payments	
Deferred Charges	(94)
Repossessed Property	(16)
Other assets, deferred charges & intangible	96
Deferred Taxes	
Other Accounts Payable & Recievable	
Cash Flow From Investment Activities	**(182)**
Net Increase in Cash	**611**
Cash at beginning of the period	**9,500**
Cash at end of period	**10,111**

OPERADORA INBURSA

Income Statement

MM of constant pesos as of September 30, 2007	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	Acumulated Sep '07	Acumulated Sep '06
Earnings from Investment Sales	0.4	0.5	1.1	1.6	1.2	(1.0)	1.7	1.9
Asset Management Income	67.3	68.4	67.7	73.0	78.1	77.8	228.9	201.7
Earnings form Interest	0.1	(0.0)	0.2	0.0	0.0	0.1	0.1	0.2
Unrealized Gain on Portfolio Valuation	(0.5)	0.9	2.8	(0.0)	0.2	1.9	2.0	(1.8)
Total Earnings	**67.3**	**69.8**	**71.9**	**74.5**	**79.4**	**78.7**	**232.7**	**202.1**
General Expenses	32.2	31.9	31.9	35.4	35.6	35.9	106.9	99.1
Total expenses	**32.2**	**31.9**	**31.9**	**35.4**	**35.6**	**35.9**	**106.9**	**99.1**
Earnings Before Taxes	**35.2**	**37.9**	**40.0**	**39.1**	**43.9**	**42.8**	**125.8**	**103.0**
Incurred Income Tax & Profit Sharing	9.6	21.0	20.7	20.2	24.3	11.4	55.8	40.2
Net Income Before Deferred Accounts	**25.6**	**16.9**	**19.2**	**19.0**	**19.6**	**31.4**	**70.0**	**62.8**
Earnings from subsidiaries	(1.8)	37.1	56.7	36.2	40.8	1.2	78.3	35.8
Unadjusted for monetary position result	**23.7**	**54.0**	**76.0**	**55.2**	**60.4**	**32.6**	**148.3**	**98.6**
Monetary position	**0.6**	**(6.4)**	**(10.9)**	**(7.0)**	**2.5**	**(7.9)**	**(12.3)**	**(12.1)**
Net income result actualization	0.7	(0.2)	2.5	0.0	(0.2)	1.5	1.3	0.5
Net income	**25.0**	**47.4**	**67.7**	**48.3**	**62.8**	**26.3**	**137.3**	**87.0**

OPERADORA INBURSA

BALANCE SHEET

MM of constant pesos as of September 30, 2007

ASSETS	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07
Cash	0.0	0.0	0.0	0.0	0.0	0.0
Banks	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Instruments	59.6	102.3	66.6	87.9	84.7	76.8
Sundry Debtors	26.7	29.5	30.2	30.9	32.1	34.2
Provisional Payments	30.8	36.2	0.0	12.6	18.1	29.4
Permanent investments	511.5	539.3	588.7	619.0	662.6	654.2
Receivable Taxes	0.0	0.0	0.0	0.0	0.0	0.0
TOTAL ASSETS	**628.7**	**707.3**	**685.5**	**750.4**	**797.6**	**794.6**
LIABILITIES & STOCKHOLDERS' EQUITY						
Sundry Creditors	11.2	23.4	12.6	13.9	13.5	13.3
Payable Taxes	23.5	36.8	9.3	14.7	27.5	42.7
Deferred Income Tax	70.3	79.0	87.5	96.5	108.6	106.9
TOTAL LIABILITIES	**105.0**	**139.2**	**109.5**	**125.1**	**149.7**	**162.9**
STOCKHOLDERS' EQUITY						
Stockholders' Equity	0.0	0.0	23.6	23.6	23.6	23.5
Legal Reserve	0.0	0.0	4.4	4.4	4.4	4.4
Retained Earnings	0.0	0.0	446.6	602.3	562.1	519.7
Surplus (deficit) from equity restatement	0.0	0.0	(53.2)	(53.3)	-53.3	-53.2
Net income	39.6	87.0	154.6	48.3	111.1	137.3
TOTAL STOCKHOLDERS´ EQUITY	**523.6**	**568.1**	**576.0**	**625.3**	**647.8**	**631.8**
TOTAL LIABILITIES & STOCKHOLDERS´ EQUITY	**628.7**	**707.3**	**685.5**	**750.4**	**797.6**	**794.6**

INVERSORA BURSATIL

Income Statement

MM of constant pesos as of September 30, 2007	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	Acumulated Sep '07	Acumulated Sep '06
Commisions & Tariffs	91.8	129.1	142.9	114.1	110.3	133.8	358.2	383.1
Earnings From Services	**91.8**	**129.1**	**142.9**	**114.1**	**110.3**	**133.8**	**358.2**	**383.1**
Income from sale of securities	25.2	19.8	30.0	31.9	54.9	24.3	111.2	227.0
Interest Income	483.1	1,307.8	498.7	1,229.3	649.2	1,144.0	3,022.6	2,815.8
Interest Expense	(486.0)	(1,301.1)	(495.2)	(1,225.2)	(643.4)	(1,140.1)	(3,008.7)	(2,805.7)
Unrealized gain on Portfolio Valuation	22.7	178.2	199.6	195.2	124.8	(127.0)	193.0	8.0
Monetary Position	2.1	(19.7)	(34.4)	(24.2)	8.9	(28.9)	(44.2)	(32.7)
Financial Margin	**47.1**	**185.0**	**198.8**	**207.0**	**194.5**	**(127.6)**	**273.9**	**212.3**
Operating Income	**139.0**	**314.1**	**341.6**	**321.1**	**304.8**	**6.2**	**632.1**	**595.4**
General Expenses	47.9	44.2	52.4	58.6	48.8	49.4	156.8	180.9
Operating Margin	**91.1**	**269.9**	**289.2**	**262.4**	**256.0**	**(43.2)**	**475.2**	**414.5**
Other Expenses (Income)	(1.4)	(1.0)	0.3	(0.3)	(6.9)	(1.7)	(9.0)	(3.0)
Net Income Before Income Tax & Profit Sharing	**92.5**	**270.9**	**289.0**	**262.8**	**262.9**	**(41.5)**	**484.2**	**417.5**
Incurred Income Tax & Profit Sharing	20.7	28.3	32.2	21.9	39.0	27.4	88.3	110.2
Deffered Income Tax	6.8	47.1	46.4	52.5	37.7	(48.9)	41.3	8.8
Net Income Before Subsidiaries' Net Income	**65.0**	**195.5**	**210.4**	**188.4**	**186.2**	**(19.9)**	**354.6**	**298.6**
Subsidiaries' Net Income	2.5	2.0	2.4	2.2	2.2	1.3	5.8	6.7
Net Income	**67.5**	**197.5**	**212.8**	**190.6**	**188.4**	**(18.6)**	**360.4**	**305.3**

INVERSORA BURSATIL

MM of constant pesos as of September 30, 2007

ASSETS	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07
Cash & Banks	**0.3**	**0.9**	**17.1**	**0.2**	**0.3**	**1.1**
FINANCIAL INSTRUMENTS	**1,564.8**	**1,770.5**	**1,963.1**	**2,221.5**	**2,433.8**	**2,390.1**
Negotiable	1,564.8	1,770.5	1,963.1	2,221.5	2,433.8	2,390.1
Under repurchase receivable agreements	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**172.3**	**36.1**	**110.4**	**55.0**	**156.1**	**55.5**
Repo Operations	172.3	36.1	110.4	55.0	156.1	55.5
Other accounts receivable	16.4	38.2	17.6	18.5	19.8	37.9
Fixed assets,net	30.3	30.9	35.7	35.0	34.4	33.9
Permanent equity investments	47.7	49.9	51.7	53.1	55.4	56.2
Other Assets	186.8	212.0	203.0	222.2	260.7	231.4
TOTAL ASSETS	**2,018.6**	**2,138.6**	**2,398.5**	**2,605.6**	**2,960.5**	**2,806.1**
LIABILITIES & STOCKHOLDERS' EQUITY						
LIABILITIES						
Securities & Derivatives	**172.3**	**32.2**	**110.4**	**55.0**	**156.1**	**55.5**
Repo Operations	172.3	32.2	110.4	55.0	156.1	55.5
Other Account Payable	**158.1**	**183.4**	**103.0**	**119.5**	**145.8**	**169.7**
Income Tax & Employee profit sharing provision	118.7	143.6	60.9	75.2	98.2	121.0
Sundry creditors & other accounts payable	39.4	39.9	42.1	44.3	47.6	48.7
Deferred taxes	41.4	87.3	132.2	183.4	222.2	170.3
Total Liabilities	**371.8**	**302.9**	**345.6**	**358.0**	**524.1**	**395.5**
STOCKHOLDERS' EQUITY						
Suscribed capital	**811.7**	**806.8**	**809.4**	**810.9**	**1,000.1**	**996.6**
Paid-in capital	811.7	806.8	809.4	810.9	1,000.1	996.6
Earned Capital	**835.1**	**1,028.8**	**1,243.5**	**1,436.7**	**1,436.3**	**1,413.9**
Capital reserves	108.3	107.6	108.0	108.2	133.8	133.3
Retained earnings	843.5	838.5	841.2	1,361.9	1,147.5	1,143.5
Valuation effect in assoc. & affiliated companies	34.8	35.2	34.9	35.1	35.1	34.9
Surplus (deficit) of equity restatement	(259.3)	(257.7)	(258.5)	(259.0)	(259.1)	(258.2)
Net icome	107.8	305.3	518.0	190.6	379.0	360.4
Stockholders' Equity	**1,646.8**	**1,835.7**	**2,052.9**	**2,247.6**	**2,436.4**	**2,410.5**
Total Liabilities & Stockholders´ Equity	**2,018.6**	**2,138.6**	**2,398.5**	**2,605.6**	**2,960.5**	**2,806.1**

SEGUROS INBURSA

Income Statement Including Monetary Adjustments

MM of constant pesos as of September 30, 2007

	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	Acumulated Sep '07	Acumulated Sep '06
Premiums written	2,616.1	2,144.4	2,553.5	2,552.2	5,477.1	2,281.1	10,310.5	6,925.1
Premiums ceded	531.8	439.6	592.5	567.2	3,332.1	505.3	4,404.6	1,237.5
Retained Premiums	**2,084.3**	**1,704.8**	**1,960.9**	**1,985.0**	**2,145.0**	**1,775.9**	**5,905.9**	**5,687.6**
Increased in reserve for unearned premiums	**378.8**	**(346.0)**	**67.1**	**42.5**	**627.2**	**(456.0)**	**213.7**	**137.2**
Retained earned premiums	**1,705.5**	**2,050.8**	**1,893.8**	**1,942.5**	**1,517.9**	**2,231.9**	**5,692.3**	**5,550.5**
Net Acquisition Cost	**301.9**	**279.2**	**268.5**	**272.4**	**295.0**	**312.2**	**879.5**	**830.3**
Commisions to agents	165.2	167.5	206.5	189.8	183.3	175.1	548.3	488.6
Additional compensation to agents	79.0	85.3	56.0	67.9	74.6	87.4	229.9	218.0
Commisions for re-insurance taken	0.5	2.8	1.2	0.1	1.4	5.0	6.5	3.4
Commisions for re-insurance given	(49.5)	(73.1)	(102.1)	(98.8)	(124.9)	(80.0)	(303.7)	(165.6)
Coverage on losses excess	45.4	53.6	52.3	54.1	101.3	50.7	206.1	144.3
Others	61.2	43.0	54.6	59.1	59.3	74.0	192.4	141.6
Net cost of claims and contractual obligations	**1,488.9**	**1,478.3**	**1,404.4**	**1,399.2**	**1,331.4**	**1,504.6**	**4,235.2**	**4,219.6**
Claims and other contractual obligations	1,495.0	1,435.0	1,384.7	1,405.5	1,352.7	1,553.4	4,311.7	4,118.7
Claims recovered from re-insurance	6.1	(43.3)	(19.7)	6.3	21.4	48.8	76.4	(100.9)
Other claims	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Technical Income	**(85.3)**	**293.3**	**220.9**	**270.9**	**(108.5)**	**415.0**	**577.5**	**500.5**
							0.0	0.0
Net Increase in other technical reserve	**41.9**	**(17.6)**	**185.3**	**3.0**	**59.6**	**(29.1)**	**33.4**	**25.0**
Catastrophic risks reserves	41.8	(17.5)	185.4	3.0	59.5	(29.0)	33.5	25.1
Preventions reserves	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Contingency claim reserves	0.0	(0.0)	(0.0)	(0.0)	0.0	(0.0)	(0.1)	(0.1)
Other reserves	0.0	(0.0)	(0.0)	(0.0)	0.0	(0.0)	(0.0)	(0.0)
Gross profit	**(127.1)**	**310.8**	**35.6**	**268.0**	**(168.0)**	**444.1**	**544.0**	**475.5**
Net operating expenses	**197.6**	**207.4**	**342.3**	**185.6**	**229.8**	**250.9**	**666.3**	**593.2**
Administrative and operating expenses	(67.5)	(62.3)	45.8	(80.7)	(44.0)	(47.3)	(172.0)	(190.7)
Personnel expenses	250.6	254.9	281.3	251.4	257.8	279.5	788.8	740.5
Depreciation and amortization	14.6	14.8	15.2	14.8	15.9	18.8	49.5	43.4
Operating Profits	**(324.8)**	**103.4**	**(306.7)**	**82.4**	**(397.8)**	**193.2**	**(122.3)**	**(117.6)**
Net Financial Income	**487.1**	**117.3**	**784.8**	**462.7**	**635.1**	**17.4**	**1,115.1**	**769.7**
On investments	202.9	105.3	139.3	107.0	145.6	115.6	368.2	360.7
Investments sales	117.1	134.6	99.0	83.6	76.0	190.2	349.8	376.0
Investments revaluation	88.2	106.2	731.2	360.2	350.2	(100.5)	609.9	230.4
Charges on premiums	23.3	25.9	24.7	23.9	25.4	26.7	76.0	71.5
Others	(19.3)	5.1	7.6	2.1	11.6	(9.5)	4.2	(9.2)
Forex	46.0	(25.6)	(18.9)	22.2	(33.3)	20.2	9.1	54.3
REPOMO	28.9	(234.3)	(198.0)	(136.3)	59.5	(225.3)	(302.1)	(314.0)
Income before income taxes & employee profit sharing	**162.3**	**220.7**	**478.1**	**545.0**	**237.3**	**210.5**	**992.9**	**652.1**
Provision for income tax	30.7	84.6	116.8	139.9	50.7	70.1	260.6	177.2
Provision for employee profit sharing	25.7	26.7	57.0	50.2	27.2	27.8	105.2	74.1
Subsidiaries results	93.2	48.8	50.1	84.8	107.3	66.3	258.4	220.4
Net Income	**199.2**	**158.2**	**354.4**	**439.7**	**266.8**	**178.9**	**885.4**	**621.2**

SEGUROS INBURSA

BALANCE SHEET Including Monetary Adjustments
MM of constant pesos as of September 30, 2007

ASSETS	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07
Investments	**17,824.8**	**17,533.6**	**17,978.0**	**18,599.5**	**19,162.3**	**19,472.0**
Securities	**16,146.2**	**15,839.6**	**16,266.6**	**16,895.6**	**17,430.8**	**17,706.9**
Government	10,806.0	10,566.1	8,047.5	10,342.6	10,166.4	10,282.7
Private companies	3,403.5	3,187.9	5,408.1	3,310.7	3,550.8	3,828.9
Debt Instruments	2,422.4	1,994.9	4,014.8	1,833.1	1,919.6	2,149.8
Equities	981.1	1,193.0	1,393.3	1,477.6	1,631.2	1,679.1
Net unrealized gain on valuation	1,926.1	2,053.9	2,783.6	3,198.7	3,667.0	3,528.8
Interest debtors	10.5	31.7	27.4	43.6	46.7	66.6
Loans	**569.5**	**570.3**	**562.3**	**553.7**	**548.4**	**527.6**
On policies	160.2	154.9	160.5	165.7	169.3	171.5
Secured	374.9	379.4	354.3	344.2	330.7	298.0
Unsecured	0.3	0.0	0.8	0.0	0.0	0.0
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0	0.0
Past due loans	44.5	45.9	55.9	53.3	58.0	67.7
Interest debtors	3.0	3.3	3.5	3.2	3.0	2.8
Allowance for write-offs	(13.4)	(13.2)	(12.7)	(12.5)	(12.6)	(12.4)
Real estate	**1,109.2**	**1,123.7**	**1,149.1**	**1,150.3**	**1,183.0**	**1,237.5**
Real estate	117.6	133.4	160.4	163.2	172.2	174.4
Net unrealized gain on valuation	1,060.7	1,061.7	1,062.6	1,063.1	1,088.2	1,142.6
Depreciation	(69.1)	(71.5)	(73.8)	(76.1)	(77.4)	(79.4)
Investments for labor obligations	806.4	819.5	896.0	925.3	996.1	1,013.1
Current assets	**(40.8)**	**(21.2)**	**26.9**	**(75.1)**	**69.6**	**19.2**
Cash and banks	(40.8)	(21.2)	26.9	(75.1)	69.6	19.2
Debtors	**2,357.2**	**2,076.5**	**2,572.1**	**2,670.5**	**6,055.1**	**4,654.1**
Premium debtors	2,168.9	1,936.7	2,419.6	2,509.1	5,788.8	4,463.3
Agents and adjusters	1.0	3.6	3.5	7.6	7.6	11.5
Notes receivable	65.2	53.5	55.7	52.7	55.9	62.0
Employee loans	60.6	55.1	48.9	53.2	65.9	59.9
Other	96.9	63.2	79.0	82.4	172.5	93.4
Allowance for write-offs	(35.3)	(35.6)	(34.5)	(34.5)	(35.6)	(36.0)
Reinsurers and rebonders	**1,054.1**	**1,138.3**	**1,189.9**	**1,649.3**	**1,409.9**	**2,903.1**
Insurance and bonding companies	101.1	135.7	83.1	499.8	188.3	1,244.3
Retained deposits	0.5	0.5	0.5	0.5	0.5	0.5
Reinsurens share of unsettled claims	952.1	1,001.8	1,105.9	1,148.6	1,220.8	1,657.9
Reinsurens share of unearned premiums	0.3	0.3	0.3	0.3	0.3	0.3
Other assets	**471.2**	**316.1**	**359.4**	**377.2**	**316.8**	**384.0**
Furniture and equipment (net)	116.5	119.0	121.5	121.2	127.6	125.3
Foreclosed and repossessed assets	0.4	0.4	0.4	0.4	4.5	4.4
Sundry	354.3	196.7	237.4	255.6	184.6	254.2
Total assets	**22,472.8**	**21,862.8**	**23,022.3**	**24,146.8**	**28,009.8**	**28,445.5**

LIABILITIES	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07
Technical reserves	**16,323.5**	**15,788.2**	**16,158.8**	**16,462.5**	**17,128.4**	**17,335.0**
Unearned premiums	**8,914.1**	**8,489.2**	**8,508.1**	**8,613.5**	**9,179.2**	**8,763.4**
Life	6,328.6	6,013.4	5,681.1	5,759.6	6,042.4	5,865.7
Accident and health	2,577.5	2,468.0	2,819.2	2,846.2	3,129.1	2,890.1
Current bonds	8.0	7.9	7.7	7.7	7.7	7.6
Contractual obligations	**4,111.6**	**4,018.9**	**4,185.3**	**4,380.5**	**4,421.2**	**5,054.6**
Losses and maturities	2,887.3	2,796.0	2,986.6	3,173.6	3,190.9	3,797.0
Reserve for incurred but not reported losses	328.2	344.5	301.0	310.6	322.0	311.4
Policy dividends	245.8	229.9	247.0	243.0	225.5	263.9
Managed insurance funds	620.9	614.4	598.7	610.9	635.7	627.4
Deposits premiums	29.5	34.1	52.1	42.4	47.1	54.9
Prevision	**3,297.7**	**3,280.1**	**3,465.5**	**3,468.5**	**3,528.0**	**3,517.0**
Prevision	7.6	7.5	7.4	7.3	7.3	7.2
Catastrophic	3,286.2	3,268.8	3,454.4	3,457.5	3,517.0	3,506.1
Contingency	2.4	2.4	2.3	2.3	2.3	2.3
Specials	1.5	1.4	1.4	1.4	1.4	1.4
Provision for labor obligations at retirement	**805.3**	**820.0**	**894.5**	**923.8**	**995.1**	**1,019.8**
Creditors	**286.7**	**333.2**	**356.2**	**317.2**	**339.5**	**389.5**
Agents and adjusters	213.0	254.6	266.1	236.2	255.5	283.8
Managed loss funds	17.2	8.5	23.5	24.1	10.3	9.9
Sundry	56.6	70.1	66.5	56.9	73.6	95.8
Reinsurers and rebonders	**536.8**	**341.0**	**491.8**	**723.5**	**3,241.6**	**3,255.7**
Insurance and bonding companies	536.0	340.3	491.0	722.8	3,240.9	3,254.9
Retained deposits	0.8	0.8	0.8	0.8	0.8	0.8
Other liabilities	**1,191.0**	**1,227.4**	**1,422.3**	**1,579.8**	**1,942.3**	**1,854.0**
Provision for employee profit sharing	226.1	283.8	202.5	88.1	14.5	187.6
Other liabilities	420.7	377.0	415.6	570.2	865.7	701.9
Deferred credits	544.2	566.5	804.2	921.5	1,062.1	964.5
Total liabilities	**19,143.3**	**18,509.8**	**19,323.6**	**20,006.8**	**23,646.9**	**23,854.0**
Stockholders' equity						
Paid in capital	**1,050.9**	**1,050.9**	**1,050.9**	**1,050.9**	**1,050.9**	**1,050.9**
Capital stock	1,050.9	1,050.9	1,050.9	1,050.9	1,050.9	1,050.9
Reserves	**2,552.2**	**2,552.2**	**2,552.2**	**2,179.2**	**2,991.0**	**2,991.0**
Legal	278.2	278.2	278.2	278.2	375.8	375.8
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0
Other	2,274.0	2,274.0	2,274.0	1,901.0	2,615.3	2,615.3
Unrealized gain on valuation of real estate	30.4	30.4	19.3	19.2	19.3	19.3
Subsidiaries	334.5	337.4	340.5	341.7	615.0	617.5
Retained earnings	319.9	183.0	183.0	1,532.7	378.3	378.3
Net income	463.0	621.2	975.6	439.7	706.5	885.4
Excess (insufficient) on Stockholders' actualization	(1,421.3)	(1,422.1)	(1,422.8)	(1,423.5)	(1,398.2)	(1,350.9)
Total stockholders' equity	**3,329.5**	**3,353.0**	**3,698.7**	**4,140.0**	**4,362.9**	**4,591.6**
Total liabilities and stockholders' equity	**22,472.8**	**21,862.8**	**23,022.3**	**24,146.8**	**28,009.8**	**28,445.5**

PENSIONES INBURSA

Income Statement Including Monetary Adjustments

MM of constant pesos as of September 30, 2007	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	Acumulated Sep '07	Acumulated Sep '06
Premiums written	36.5	7.5	14.2	2.7	2.9	1.4	6.9	162.1
Premiums ceded	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Retained Premiums	**36.5**	**7.5**	**14.2**	**2.7**	**2.9**	**1.4**	**6.9**	**162.1**
Increased in reserve for unearned premiums	**(32.0)**	**(138.7)**	**(12.8)**	**(39.7)**	**(53.9)**	**(135.5)**	**(229.1)**	**(84.9)**
Retained earned premiums	**68.5**	**146.2**	**27.0**	**42.3**	**56.8**	**136.9**	**236.0**	**247.0**
Net Acquisition Cost	**2.7**	**0.5**	**(1.4)**	**0.1**	**0.0**	**0.0**	**0.2**	**11.2**
Commisions to agents	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Additional compensation to agents	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Commisions for re-insurance taken	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Commisions for re-insurance given	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Coverage on losses excess	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Others	2.7	0.5	(1.4)	0.1	0.0	0.0	0.2	11.2
Net cost of claims and contractual obligations	**205.7**	**200.5**	**196.1**	**194.9**	**197.3**	**200.1**	**592.4**	**609.6**
Claims and other contractual obligations	205.7	200.5	196.1	194.9	197.3	200.1	592.4	609.6
Claims recovered from re-insurance	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other claims	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Technical Income	**(139.8)**	**(54.8)**	**(167.7)**	**(152.7)**	**(140.6)**	**(63.3)**	**(356.5)**	**(373.7)**
Net Increase in other technical reserve	**6.7**	**(2.1)**	**10.3**	**2.5**	**9.2**	**25.3**	**37.0**	**12.0**
Catastrophic risks reserves	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Preventions reserves	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Contingency claim reserves	(1.1)	(3.4)	(0.7)	(1.3)	(1.6)	(3.1)	(6.1)	(3.3)
Other reserves	7.9	1.2	11.0	3.8	10.8	28.4	43.0	15.3
Gross profit	**(146.6)**	**(52.7)**	**(178.0)**	**(155.2)**	**(149.7)**	**(88.5)**	**(393.5)**	**(385.8)**
Net operating expenses	**5.0**	**4.8**	**4.8**	**4.8**	**3.7**	**4.2**	**12.8**	**15.7**
Administrative and operating expenses	4.4	4.1	4.2	4.2	3.0	3.6	10.8	13.7
Personnel expenses	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation and amortization	0.7	0.7	0.7	0.7	0.7	0.7	2.0	2.0
Operating Profits	**(151.6)**	**(57.5)**	**(182.8)**	**(160.1)**	**(153.5)**	**(92.8)**	**(406.3)**	**(401.5)**
Net Financial Income	**302.4**	**169.0**	**302.7**	**302.2**	**303.0**	**453.9**	**1,059.0**	**780.2**
On investments	263.5	264.0	261.7	254.1	253.2	268.8	776.0	796.2
Investments sales	1.2	1.1	5.5	20.7	(0.8)	460.1	480.0	5.3
Investments revaluation	2.7	195.0	285.8	192.5	(20.1)	(19.0)	153.5	374.1
Charges on premiums	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Others	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1
Forex	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
REPOMO	35.0	(291.2)	(250.3)	(165.1)	70.6	(256.1)	(350.5)	(395.5)
Income before income taxes & employee profit sharing	**150.8**	**111.5**	**119.9**	**142.1**	**149.5**	**361.1**	**652.7**	**378.7**
Provision for income tax	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Provision for employee profit sharing	36.8	25.6	26.8	34.7	34.4	267.8	336.9	88.5
Subsidiaries results	113.8	(62.9)	(94.8)	(122.7)	1,044.3	(81.6)	840.1	199.6
Net income	**227.8**	**23.0**	**(1.7)**	**(15.3)**	**1,159.5**	**11.7**	**1,155.9**	**489.8**

PENSIONES INBURSA

BALANCE SHEET

MM of constant pesos as of September 30, 2007

ASSETS	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07
Investments	**17,534.5**	**17,413.6**	**17,338.2**	**17,275.1**	**18,416.2**	**18,479.9**
Securities	**17,534.5**	**17,413.6**	**17,338.2**	**17,275.1**	**18,416.2**	**18,479.9**
Government	9,303.3	9,135.3	8,949.4	9,060.9	8,793.2	11,718.2
Private companies	4,529.4	4,642.7	4,506.0	4,477.1	4,722.2	4,040.8
Debt Instruments	4,101.3	4,214.7	4,078.0	4,049.2	4,294.2	3,612.9
Equities	428.1	428.0	428.0	427.9	428.0	427.9
Net unrealized gain on valuation	3,399.4	3,480.5	3,579.5	3,584.0	4,592.1	2,501.6
Interest debtors	302.5	155.1	303.3	153.1	308.8	219.3
Loans	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
On policies	0.0	0.0	0.0	0.0	0.0	0.0
Secured	0.0	0.0	0.0	0.0	0.0	0.0
Unsecured	0.0	0.0	0.0	0.0	0.0	0.0
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0	0.0
Past due loans	0.0	0.0	0.0	0.0	0.0	0.0
Interest debtors	0.0	0.0	0.0	0.0	0.0	0.0
Allowance for write-offs	0.0	0.0	0.0	0.0	0.0	0.0
Real estate	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Real estate	0.0	0.0	0.0	0.0	0.0	0.0
Net unrealized gain on valuation	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation	0.0	0.0	0.0	0.0	0.0	0.0
Investments for labor obligations	0.0	0.0	0.0	0.0	0.0	0.0
Current assets	**0.9**	**1.0**	**3.7**	**1.7**	**0.6**	**3.1**
Cash and banks	0.9	1.0	3.7	1.7	0.6	3.1
Debtors	**2.5**	**0.3**	**2.8**	**1.1**	**1.1**	**(0.4)**
Premium debtors	2.2	(0.0)	0.0	0.0	0.0	0.0
Agents and adjusters	0.0	0.0	0.0	0.0	0.0	0.0
Notes receivable	0.2	0.2	0.2	0.2	0.2	0.2
Employee loans	0.0	0.0	0.0	0.0	0.0	0.0
Other	7.5	7.7	10.8	9.5	9.0	7.4
Allowance for write-offs	(7.4)	(7.6)	(8.2)	(8.6)	(8.2)	(8.0)
Reinsurers and rebonders	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Insurance and bonding companies	0.0	0.0	0.0	0.0	0.0	0.0
Retained deposits	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurens share of unsettled claims	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurens share of unearned premiums	0.0	0.0	0.0	0.0	0.0	0.0
Other assets	**63.9**	**78.7**	**112.4**	**144.1**	**42.7**	**122.2**
Furniture and equipment (net)	0.0	0.0	0.0	0.0	0.0	0.0
Foreclosed and repossessed assets	0.0	0.0	0.0	0.0	0.0	0.0
Sundry	63.9	78.7	112.4	144.1	42.7	122.2
Total assets	**17,601.8**	**17,493.6**	**17,457.2**	**17,422.1**	**18,460.6**	**18,604.9**

LIABILITIES	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07
Technical reserves	**14,403.1**	**14,245.6**	**14,187.2**	**14,134.4**	**14,078.2**	**13,934.6**
Unearned premiums	**13,647.9**	**13,480.1**	**13,444.0**	**13,379.4**	**13,297.5**	**13,140.8**
Life	13,647.9	13,480.1	13,444.0	13,379.4	13,297.5	13,140.8
Accident and health	0.0	0.0	0.0	0.0	0.0	0.0
Current bonds	0.0	0.0	0.0	0.0	0.0	0.0
Contractual obligations	**82.9**	**95.3**	**62.7**	**72.1**	**91.3**	**102.9**
Losses and maturities	82.7	95.3	62.6	71.9	90.6	102.4
Reserve for incurred but not reported losses	0.0	0.0	0.0	0.0	0.0	0.0
Policy dividends	0.0	0.0	0.0	0.0	0.0	0.0
Managed insurance funds	0.0	0.0	0.0	0.0	0.0	0.0
Deposits premiums	0.2	0.0	0.1	0.1	0.7	0.6
Prevision	**672.3**	**670.2**	**680.5**	**683.0**	**689.5**	**690.9**
Prevision	0.0	0.0	0.0	0.0	0.0	0.0
Catastrophic	0.0	0.0	0.0	0.0	0.0	0.0
Contingency	273.0	269.6	268.9	267.6	265.9	262.8
Specials	399.3	400.6	411.6	415.4	423.5	428.1
Provision for labor obligations at retirement	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Creditors	**10.8**	**12.9**	**11.1**	**10.1**	**13.7**	**9.6**
Agents and adjusters	0.1	0.1	0.1	0.1	0.1	0.1
Managed loss funds	0.0	0.0	0.0	0.0	0.0	0.0
Sundry	10.7	12.8	11.0	10.0	13.6	9.5
Reinsurers and rebonders	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Insurance and bonding companies	0.0	0.0	0.0	0.0	0.0	0.0
Retained deposits	0.0	0.0	0.0	0.0	0.0	0.0
Other liabilities	**71.0**	**95.2**	**120.2**	**153.7**	**84.7**	**373.0**
Provision for employee profit sharing	64.0	86.4	109.3	141.0	66.1	331.0
Other liabilities	0.0	0.0	0.0	0.0	2.7	26.6
Deferred credits	7.0	8.8	10.9	12.7	15.9	15.4
Total liabilities	**14,484.9**	**14,353.6**	**14,318.5**	**14,298.2**	**14,176.6**	**14,317.2**
Stockholders' equity						
Paid in capital	**1,091.8**	**1,091.8**	**1,091.8**	**1,091.8**	**1,091.8**	**1,091.8**
Capital stock	1,461.7	1,455.1	1,449.6	1,446.0	1,447.5	1,441.8
(-)Unsubscribed capital	369.8	363.3	357.7	354.1	355.7	350.0
Reserves	**892.4**	**892.4**	**892.4**	**892.4**	**1,424.9**	**1,424.9**
legal	501.8	501.8	501.8	501.8	550.6	550.6
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0
Other	390.6	390.6	390.6	390.6	874.3	874.3
Unrealized gain on valuation of real estate	0.0	0.0	0.0	0.0	0.0	0.0
Subsidiaries	619.2	619.2	619.5	620.0	725.5	717.5
Retained earnings	2,959.8	2,959.8	2,959.8	3,447.9	2,810.6	2,810.6
Net income	466.8	489.8	488.1	(15.3)	1,144.2	1,155.9
Excess (insufficient) on Stockholders' actualization	(2,913.0)	(2,913.0)	(2,913.0)	(2,913.0)	(2,913.0)	(2,913.0)
Total stockholders' equity	**3,117.0**	**3,140.0**	**3,138.6**	**3,123.8**	**4,284.0**	**4,287.7**
Total liabilities and stockholders' equity	**17,601.8**	**17,493.6**	**17,457.2**	**17,422.1**	**18,460.6**	**18,604.9**

Fianzas Guardiana-Inbursa

Income Statement Including Monetary Adjustments

MM of constant pesos as of September 30, 2007	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	Acumulated Sep '07	Acumulated Sep '06
Premiums accepted	132.8	154.9	148.4	177.5	161.5	177.0	516.0	415.0
Premiums ceded	20.3	17.1	20.5	47.8	25.5	20.9	94.2	58.9
RETAINED PREMIUMS	**112.5**	**137.8**	**127.9**	**129.8**	**136.0**	**156.0**	**421.7**	**356.2**
Application of reserve for outstanding bonds	2.7	1.6	2.0	11.2	3.9	6.8	21.9	4.2
NET PREMIUM REVENUES	**109.8**	**136.2**	**125.9**	**118.6**	**132.1**	**149.2**	**399.9**	**351.9**
Net Acquisition Cost	**(4.8)**	**(4.4)**	**(19.7)**	**(9.3)**	**(1.3)**	**(3.8)**	**(14.3)**	**(14.9)**
Comisions to agents	0.9	0.1	0.5	0.8	0.3	0.4	1.6	1.1
Comisions for rebonding taken	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0
Comisions for rebonding given	(7.9)	(7.1)	(10.8)	(13.3)	(5.2)	(7.5)	(26.0)	(23.1)
Others	2.2	2.6	(9.3)	3.2	3.5	3.3	10.0	7.1
Claims	63.1	58.6	77.0	97.4	95.8	89.5	282.7	193.8
Technical Income	**51.4**	**82.0**	**68.6**	**30.4**	**37.6**	**63.5**	**131.5**	**173.0**
Net increase in other technical reserves	1.1	(2.3)	(1.7)	0.6	1.7	(1.2)	1.1	(1.6)
GROSS INCOME	**50.3**	**84.3**	**70.3**	**29.8**	**35.9**	**64.7**	**130.4**	**174.6**
Net Operating Expenses	**(12.9)**	**(18.6)**	**(16.2)**	**(16.5)**	**(17.4)**	**(19.7)**	**(53.6)**	**(44.0)**
Administrative & operating expenses	(13.1)	(19.1)	(16.5)	(16.8)	(17.6)	(20.2)	(54.6)	(44.8)
Personnel expenses	(0.1)	0.1	(0.1)	0.0	0.0	0.0	0.0	0.1
Depreciation	0.3	0.4	0.4	0.2	0.2	0.5	1.0	0.8
OPERATING INCOME	**63.2**	**102.9**	**86.5**	**46.3**	**53.3**	**84.4**	**184.0**	**218.6**
Financial Income	**12.9**	**10.1**	**20.1**	**15.0**	**40.3**	**12.7**	**68.1**	**95.8**
On investments	3.1	3.1	3.1	2.6	2.8	3.2	8.6	10.4
Investments sales	16.1	14.2	16.9	14.7	17.8	13.0	45.5	100.6
Investments revaluation	(7.8)	10.8	16.8	9.5	13.9	17.0	40.4	8.6
Others	0.0	0.1	0.3	0.0	0.0	0.1	0.1	0.2
Repos	0.1	0.1	0.0	0.1	0.5	0.1	0.6	0.4
REPOMO	1.3	(18.1)	(17.1)	(12.0)	5.2	(20.5)	(27.2)	(24.3)
INCOME BEFORE TAXES	**76.0**	**113.0**	**106.6**	**61.3**	**93.6**	**97.1**	**252.1**	**314.4**
Income taxes	39.8	39.2	25.8	27.0	40.9	29.9	97.8	96.1
Subsidiaries Net Income	4.0	(2.2)	(3.3)	(4.3)	36.9	(2.9)	29.7	7.1
NET INCOME	**40.2**	**71.6**	**77.4**	**30.0**	**89.6**	**64.3**	**184.0**	**225.4**

Fianzas Guardiana-Inbursa

BALANCE SHEET Including Monetary Adjustments

MM of constant pesos as of September 30, 2007

ASSETS	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07
Investments	**1,149.2**	**1,198.2**	**1,271.3**	**1,357.1**	**1,480.1**	**1,466.1**
Securities	**1,014.6**	**1,066.7**	**1,142.0**	**1,221.7**	**1,346.6**	**1,327.9**
Government	868.3	915.5	1,005.7	1,082.8	1,148.6	954.7
Private companies	103.0	99.7	71.8	71.9	80.0	242.0
Debt Instruments	45.9	43.3	16.1	16.6	16.5	16.7
Equities	57.1	56.3	55.7	55.3	63.4	225.3
Net unrealized gain on valuation	43.3	51.4	64.3	66.9	118.0	131.0
Interest debtors	0.0	(0.1)	0.1	0.0	0.0	0.3
Loans	**57.9**	**55.1**	**53.3**	**59.6**	**57.9**	**58.0**
Secured	56.0	50.6	47.9	47.3	54.4	49.8
Unsecured	1.0	0.9	0.9	1.6	0.4	0.4
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0	0.0
Past due loans	0.4	3.0	4.0	10.3	2.6	7.0
Interest debtors	0.5	0.5	0.5	0.4	0.6	0.7
Real estate	**76.8**	**76.4**	**76.0**	**75.8**	**75.6**	**80.2**
Real estate	7.6	7.5	7.4	7.3	7.4	7.2
Net unrealized gain on valuation	73.2	73.3	73.4	73.5	73.5	78.5
Depreciation	(4.1)	(4.4)	(4.8)	(5.0)	(5.3)	(5.5)
Investments for labor obligations	**1.8**	**1.9**	**2.0**	**2.0**	**2.1**	**2.2**
Current assets	**4.8**	**0.9**	**1.2**	**(0.5)**	**0.3**	**3.2**
Cash and banks	4.8	0.9	1.2	(0.5)	0.3	3.2
Debtors	**112.5**	**135.7**	**125.5**	**117.2**	**77.4**	**153.8**
Premium debtors	112.2	134.5	124.5	116.1	76.3	152.8
Agents	0.0	0.0	0.0	(0.0)	0.0	0.0
Notes receivable	0.0	0.0	0.0	0.0	0.0	0.0
Debt for bonding claimed & payed	0.0	0.0	0.0	0.0	0.0	0.0
Employee loans	0.0	0.0	0.0	0.0	0.0	0.0
Other	0.4	1.2	1.0	1.1	1.1	0.9
Allowance for write-offs	0.0	0.0	0.0	0.0	0.0	0.0
Rebonders	**5.6**	**5.2**	**12.8**	**6.1**	**6.1**	**5.8**
Bonding companies	1.7	1.6	9.5	2.7	2.7	2.5
Retained deposits	0.0	0.0	0.0	0.0	0.0	0.0
Others	0.1	0.1	0.1	0.1	0.1	0.1
Participation in rebonding	5.5	5.2	4.9	5.0	4.9	4.8
Estimation for punishments	(1.7)	(1.6)	(1.6)	(1.6)	(1.6)	(1.6)
Other assets	**128.9**	**161.3**	**186.8**	**210.9**	**59.5**	**92.8**
Furniture and equipment (net)	0.1	0.1	0.1	0.1	0.1	0.1
Foreclosed and repossessed assets	1.7	1.6	1.6	1.6	1.6	1.6
Sundry	127.2	159.6	185.2	209.3	57.9	91.2
Total assets	**1,402.8**	**1,503.2**	**1,599.6**	**1,692.8**	**1,625.5**	**1,723.8**

LIABILITIES	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07
Technical reserves	**226.7**	**224.7**	**223.8**	**235.2**	**240.8**	**245.4**
Current bonds	54.2	54.6	55.4	66.2	70.1	75.9
Contingency bonds	172.4	170.1	168.4	169.0	170.7	169.5
Provision for labor obligations at retirement	**0.7**	**0.7**	**0.8**	**0.9**	**0.9**	**1.0**
Creditors	**9.0**	**6.2**	**9.6**	**6.5**	**9.9**	**8.3**
Agents and adjusters	0.9	0.1	0.5	0.2	0.1	0.3
Managed loss funds	0.0	0.0	0.0	0.0	0.0	0.0
Sundry	8.1	6.1	9.0	6.3	9.7	7.9
Rebonders	**22.7**	**17.1**	**12.0**	**37.5**	**26.4**	**20.8**
Bonding companies	16.3	12.5	7.5	33.0	22.3	16.7
Other participation	6.4	4.6	4.5	4.5	4.1	4.1
Other liabilities	**177.5**	**217.2**	**238.8**	**268.1**	**113.0**	**144.6**
Provision for employee profit sharing & incurred income Tax	151.2	184.7	203.1	226.7	71.3	100.2
Other liabilities	21.7	25.4	24.3	28.8	25.6	28.9
Deferred credits	4.6	7.1	11.4	12.5	16.1	15.5
Total liabilities	**436.6**	**465.9**	**485.0**	**548.1**	**391.1**	**420.1**
Stockholders' equity						
Paid in capital	**155.9**	**155.9**	**155.9**	**155.9**	**155.9**	**155.9**
Capital stock	192.8	192.2	191.6	191.3	191.4	190.9
(-)Unsubscribed capital	(37.0)	(36.3)	(35.8)	(35.4)	(35.6)	(35.0)
Reserves	**134.5**	**134.5**	**134.5**	**134.5**	**164.7**	**164.7**
legal	134.5	134.5	134.5	134.5	164.7	164.7
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0
Other	0.0	0.0	0.0	0.0	0.0	0.0
Unrealized gain on valuation of real estate	3.3	3.3	3.3	3.3	3.3	3.3
Subsidiaries	20.7	20.7	20.7	20.7	24.4	24.2
Retained earnings	558.7	558.0	558.0	860.9	826.9	826.9
Net income	153.7	225.4	302.8	30.0	119.6	184.0
Excess (insufficient) on Stockholders' actualization	(60.6)	(60.5)	(60.5)	(60.4)	(60.4)	(55.1)
Total stockholders' equity	**966.2**	**1,037.2**	**1,114.7**	**1,144.7**	**1,234.4**	**1,303.8**
Total liabilities and stockholders' equity	**1,402.8**	**1,503.2**	**1,599.6**	**1,692.8**	**1,625.5**	**1,723.8**

DISCLOSURE OF APPLICATION OF THE

BETTER BUSINESS PRACTICES CODE

WITH RESPECT TO THE

BOARD OF DIRECTORS AND

THE GENERAL SHAREHOLDERS' MEETING

OF

GRUPO FINANCIERO INBURSA, S.A.B. DE C.V., FOR FISCAL YEAR 2006,

WITH INFORMATION THROUGH JUNE 29, 2007

DISCLOSURE OF APPLICATION OF THE BETTER BUSINESS PRACTICES CODE WITH RESPECT TO THE BOARD OF DIRECTORS AND THE GENERAL SHAREHOLDERS' MEETING OF GRUPO FINANCIERO INBURSA, S.A.B. DE C.V., FOR FISCAL YEAR 2006, WITH INFORMATION THROUGH JUNE 29, 2007.

ISSUER'S CORPORATE GOVERNMENT

BOARD OF DIRECTORS

i) On the Duties of the Board of Directors (see Section I, Principle 1)

This section shall mention the corporate duties beholden to the board of directors, expressing the board's view and how such fits within the administrative process. Within this general framework, the board's specific duties must be described, indicating why such are considered important and necessary.

The board of directors of Grupo Financiero Inbursa, S.A.B. de C.V. ("GFInbursa" or the "Corporation") is entrusted with the legal representation and administration of the Corporation. This collegiate body establishes the general operational strategies for GFInbursa and its subsidiaries. In general, the board supervises compliance with its duties and obligations as established by the Securities Exchange Law and its corporate bylaws regarding its business direction as set forth in the corporate purpose. The Board of Directors' mission is to supervise GFInbursa's administration and proper operations by seeking at all times to create value for the Corporation while complying with the applicable legal provisions.

The Board of Directors meets quarterly in order to discuss the most relevant topics and operations for the Corporation and/or its subsidiaries and make the appropriate decisions. Before their meetings, the information and/or documentation on the agenda shall be made available to the board members, so they may analyze it properly.

In addition to the duties set forth in various legal ordinances, the board of directors for GFInbursa has the following duties: (i) to establish the Corporation's and its subsidiaries' strategic plan; (ii) to ensure the shareholders and market have access to the Corporation's public information; (iii) to establish internal-control mechanisms; (iv) to ensure the Corporation has the necessary mechanisms to verify compliance with the different legal provisions beholden to it; and (v) to evaluate regularly the performance by the C.E.O. as well as that of high-ranking executives of the Corporation and its subsidiaries.

ii) On the Structure of the Board of Directors (see Section I, Principles 10, 11 and 14).

This section shall mention the structure of the board of directors. It shall state whether there are intermediary bodies that aid it in complying with its duties. Likewise, how many, which and what duties are carried out must be indicated. The description also requires an explanation of how the intermediary bodies report on their activities to the board of directors.

The Board of Directors is comprised of persons that meet the criteria of eligibility and honorability. They must also have ample knowledge and experience within the financial, legal and/or administrative field. Hence, the decision-making shall be nurtured by financial knowledge and experience.

The structure consists of a collegiate body comprised of 5 not independent directors and 10 independent directors; all of which are shareholding members. Pursuant to Article 50, subsection I of the Securities Exchange Law, the shareholders owning voting shares, including those whose vote is limited or restricted, who individually or jointly hold 10% of the Corporation's paid-in capital stock shall be entitled to appoint and revoke a member of the board directors during a general shareholders' meeting. The board member designated by the minority shareholders may be revoked only when the rest of the board members are revoked, in which case the substitutes may not be appointed to hold such office for the next succeeding twelve months following the date of the revocation.

The independent board members have been chosen because of their experience, capacity and professional prestige. Additionally, due to their characteristics, they can perform their duties without any conflict of interests and without being subordinated to their personal, property or financial interests. None of these independent board members (i) is a high-ranking employee or director of GFInbursa or of its subsidiaries or a statutory auditor of either of these; (ii) is an individual with significant influence or decision-making power in GFInbursa or in any subsidiary included in the business corporation or consortium to which GFInbursa belongs; (iii) is a shareholder forming part of the group of persons that control the Corporation; (iv) is a client, service provider, borrower, partner or employee of a company that is an important client, service provider, borrower or lender; or (v) have any family, marriage or civil relationship up to the fourth degree, as well as being the spouse or common-law spouse of the persons mentioned in the foregoing items (i) to (vi).

According to its duties to supervise the performance, proper operations and execution of the business activities of the Corporation and its subsidiaries, the board of directors is aided by the following intermediary bodies: (i) Corporate Practices Committee and (ii) Audit Committee. These committees shall meet quarterly and their principle obligation is to supervise the operations by GFInbursa and its subsidiaries. Furthermore, these bodies shall be obligated according to the provisions under the Securities Exchange Law and their corporate bylaws and shall maintain the Board of Directors duly informed about their activities by submitting a yearly written report.

On the Make-Up of the Board of Directors	YES	NO	COMMENTS
1) Is the board of directors comprised of no fewer than five and no more than fifteen full members? (Principle 2)	X		
2) *Is the board comprised exclusively of shareholding members? (Principle 3)	X		
3) May substitute board members only substitute previously established shareholding board members? (Principle 3)			NOT APPLICABLE.
4) Should it be the case, does the shareholding board member suggest, to the board of directors, a designation of the person to substitute said shareholding board member? (Principle 3)			NOT APPLICABLE.
5) Do independent and shareholding board members together constitute at least 40% of the board of directors? (Principle 7)	X		
6) Do the independent board members represent at least 20% of all board members? (Principle 7)	X		Independent board members represent more than 60%.
7) Does the annual report submitted by the board of directors mention which board members are independent and which are shareholding members? (Principle 8)	X		
8) Does the annual report indicate the category of the shareholding members? (Principle 8)	X		
9) Does the annual report submitted by the board of directors state the primary duties of each board member as of the report date? (Principle 9)	X		

* In the case of an affirmative response to this question, "NOT APPLICABLE" must be contained in the comment column for Questions 3 and 4.

On the Structure of the Board of Directors	YES	NO	COMMENTS
10) Does the board of directors fulfill the duties of compensating and evaluating, auditing, and planning and finances? (Principle 10)	X		To fulfill such, the board is aided by the Corporate Practices Committee and Audit Committee.
11) Are the intermediary bodies comprised exclusively of shareholding board member s? (Principle 12)	X		
12) Is each intermediary body comprised of at least three and at most seven board members? (Principle 13)	X		
13) Does each independent board member, in addition to fulfilling his/her duties on the board of directors, participate in at least one of the intermediary bodies? (Principle 16)	X		To date, four of ten independent board members collaborate in intermediary bodies.
14) Is the independent body that is entrusted with the duty of auditing presided over by an independent board member? (Principle 17)	X		

On the Operation of the Board of Directors	YES	NO	COMMENTS
15) Does the board of directors meet at least four times a year? (Principle 18)	X		
16) Is at least one of the board of directors' meetings dedicated to defining the Corporation's mid-term and long-term strategy? (Principle 18)	X		
17) Can a board of directors meeting be called with the agreement of at least 25% of the board members? (Principle 19)	X		
18) Do board members have access to all the relevant information at least five business days prior to the meeting?	X		It is not always possible to

(Principle 20)			distribute the information so far in advance.
19) *Is there some mechanism that ensures board members can evaluate questions on strategic matters even when they do not receive the necessary information at least five business days in advance? (Principle 20)	X		Should the board members not receive the necessary information at least five business days in advance and there is a strategic issue to discuss, the Chairman of the Board, the CEO or the Secretary of the Board, as the case may be, shall inform each of the board members about the issue, or the necessary information shall be distributed so that said members may discuss the issue at the next meeting and make the appropriate decision.
20) *Are board members who are nominated for the first time inducted with an explanation of their responsibilities and of the Corporation's standing? (Principle 21)	X		The new directors are given a general view of the corporation's operations and are informed about the principal its operations and the relevant operations of its subsidiaries.

On the Duties of the Board Members	YES	NO	COMMENTS
21) Do the board members inform the chairman and secretary of the board of any conflict of interest that implies the need to abstention by the former from voting and, as a result, from participating in the corresponding deliberation? (Principle 22)	X		
22) Do the board members use the Corporation's assets and services solely to comply with the corporate purpose? (Principle 23)	X		
23) Should it be the case, are policies clearly defined concerning when board members use the corporate assets in exceptional circumstances for personal reasons? (Principle 23)	X		There is a Manual of policies and guidelines for that establishes the terms for the adequate use of the

			assets pertaining to the Corporation and its subsidiaries.
24) *Do the board members dedicate time to their duties, attending at least 70% of the meetings to which they are called? (Principle 24)	X		There is a high degree of attendance from the members of the board of directors.
25) *Do board members maintain absolute confidentiality regarding the corporate matters of which thy have knowledge by means of the meetings they attend? (Principle 25)	X		Yes, they have said obligation under the terms set forth in the Law Regulating Financial Institutions.
26) Do full and supplement board members keep each other mutually informed of the matters agreed upon during board of directors' meeting? (Principle 26)	X		NOT APPLICABLE
27) Does the board of directors sustain its motions on the opinions, recommendations and orientations resulting from analysis of the company's operation? (Principle 27)	X		From time to time, the majority of the high-ranking executives of the corporation's subsidiaries attend the board meetings and participate actively therein.

* In the case of an affirmative response to these questions, the response must be elaborated in the comment column.

DUTY OF COMPENSATING AND EVALUATING

iii) On the Duty of Compensating and Evaluating (see Section II, Principle 28)

This section shall state how the C.E.O. and high-ranking executives are evaluated and compensated, describing the process used to comply with said duties.

The Corporation has a Corporate Practices Committee that performs the duties of evaluation and compensation as well as finances and planning. This committee shall meet quarterly to discuss its corresponding operations and activities pursuant to the provisions in the Securities Exchange Law. Amongst its duties, this committee shall evaluate the performance of the CEO and high-ranking directors of the Corporation and its subsidiaries in order to verify whether their actions are geared towards creating value for the Corporation.

On the Operation of the Body that Fulfils the Duty of Compensating and Evaluating	YES	NO	COMMENTS
28) Doers the intermediary body that fulfils the duties of evaluating and compensating check that the conditions for hiring high-level executives and probable pay for their separation from the Corporation respect the guidelines approved by the board of directors? (Principle 29)	X		The Corporation does not have employees. This is applied, as the case may be, by the committees of the subsidiaries that must do so.
29) Are the structure and policies used to determine packages for board members and executives made known? (Principle 30)		X	The amount of the fees paid to the board members for performing their duties is disclosed. There is no additional information since the Corporation does not have executives.

DUTY OF AUDITING

iv) On the Duty of Auditing (see Section III, Principles 31, 37, 38 and 40)

This section shall mention how the auditing duty is carried out, describing the processes used to comply with said duties. Specifically, this section must describe how it is that the intermediary body interacts with the board of directors with respect to the Corporation's accounting practices and to the mechanisms in place to ensure the quality of the financial information.

The Corporation is a holding company for financial groups and therefore does not have any employees. The duties of internal auditing are carried out at the subsidiary level. The auditing process is coordinated between the external auditor and the internal auditor. The Audit Committee has the following duties: (i) to recommend, to the board of directors, the candidates for the Corporation's external auditor as well as the conditions for hiring and the scope of professional mandates with respect thereof; (ii) to supervise compliance with the audit agreements; (iii) to serve as a channel of communication between the board of directors and the external auditors, as well as to insure the external auditors' independence and objectivity; (iv) to review the labor program, the observation letter and the auditing reports, and to inform the board of directors thereof; (v) to recommend, to the board of directors, the bases for preparing the financial information; (vi) to aid the board by reviewing the financial information and the process of issuance thereof; (vii) to contribute to defining the general guidelines for the internal-control system and to evaluate the effectiveness thereof; (viii) to aid the board of directors in coordinating and evaluating annual internal-auditing programs; (ix) to coordinate the external and internal auditor's tasks; and (x) to confirm that the necessary mechanisms are in place to allow for verifying that the Corporation complies with the different provisions to which it is subject.

The selection process for auditors shall take into account both the technical capacity of the auditors as well as their independence.

The Corporation shall endeavor to rotate the person in charge of auditing the financial statements.

On the Selection of Auditors	YES	NO	COMMENTS
30) Does the outside auditor's income from any outside review received in auditing the Corporation represent a percentage equal to or less than 20% of the total income of the firms entrusted with said duty? (Principle 32)	X		
31) Is the partner who reports to the Corporation replaced at least every six years? (Principle 34)	X		
32) Is the person who signs the auditing report on the Corporation's annual financial statements a person other than the person servings as the statutory auditor? (Principle 34)			Does not apply because the Corporation does not have a statutory auditor.
33) Is the corporate statutory auditor's professional profile revealed in the annual report? (Principle 35)			Does not apply because the Corporation does not have a statutory auditor.
On the Financial Information			
34) Does the Corporation have an internal auditing unit? (Principle 36)		X	The Corporation has an Audit Committee only. The

			duties of the internal audit department are performed by the personnel of one of its subsidiaries.
35) Does the intermediary body entrusted with fulfilling the duty of auditing submit the accounting policies to the board of directors for approval? (Principle 37)	X		
36) Does the intermediary body entrusted with fulfilling the duty of auditing check that the intermediary public financial information is elaborated pursuant to the same principles, criteria and practices as those used to draft the annual reports? (Principle 39)	X		
On the Internal Controls			
37) Is there an internal-control system? (Principle 41)	X		
38) Are the general guidelines for the internal-control system submitted for approval from the board of directors? (Principle 41)	X		
39) Does the intermediary body entrusted with fulfilling the duty of auditing evaluate and issue an opinion concerning the effectiveness of the internal-control system? (Principle 42)	X		
40) Do the outside auditors validate the effectiveness of the internal-control system and issue a report concerning said controls? (Principle 43)	X		

Review of Compliance with Provisions	YES	NO	COMMENTS
41) Does the intermediary body entrusted with fulfilling the duty of auditing verify the existence of controls that allow for determining if the Corporation complies with the provisions applicable thereto and does said body report to the board of directors periodically? (Principle 44)	X		
42) Is compliance with all applicable provisions reviewed at least once a year? (Principle 44)		X	The Corporation permanently controls compliance with the provisions.
43) Is the board of directors periodically informed of its legal standing? (Principle 45)		X	

DUTY OF FINANCES AND PLANNING

v) On the Duty of Finances and Planning (see Section IV, Principle 46)

This section shall mention how the financing and planning duties are carried out, describing the processes used to comply with said duties. Specifically, this section must describe how it is that the intermediary body interacts with the board of directors to support it in decision making.

The audit committee is responsible for the finances and planning of the Corporation and duties include the following: (i) to make suggestions about the Corporation and its subsidiaries' investment policies for subsequent submission to the board of directors for approval; (ii) to evaluate and, as the case may be, suggest capital- or debt-financing policies for the Corporation and its subsidiaries for subsequent submission to the board of directors for approval; (iii) to evaluate and, as the case may be, suggest general guidelines for determining the Corporation's and its subsidiaries' strategic plan; (iv) to render an opinion on the premises in the annual budget and to propose such to the board for approval; (v) to verify the application of the Corporation's and its subsidiaries' budget and strategic plan; and (vi) to identify the risk factors to which the Corporation and its subsidiaries are subject, and to evaluate the policies for administration thereof.

The Corporation's subsidiaries, especially the financial entities, have specific investment and financing policies according to the nature of their business, which are established in the applicable special laws in protection of the interests of the public that use financial services.

On the Operation of the Intermediary Body Entrusted with the Duty of Finances and Planning	YES	NO	COMMENTS
44) Does the intermediary body entrusted with the duty of finances and planning issue an evaluation of the viability of the Corporation's principle investments and financing transactions? (Principle 47)	X		
45) Does the intermediary body entrusted with the duty of finances and planning periodically evaluate the Corporation's strategic positions pursuant to the provisions set forth in the strategy plan? (Principle 48)	X		
46) Does the intermediary body entrusted with the duty of finances and planning support the board of directors by overseeing that investment and financing policies are in step with the Corporation's strategic outlook? (Principle 49)	X		
47) Does the intermediary body entrusted with the duty of finances and planning support the board of directors by overseeing the Corporation's financial projections, ensuring that such are in step with the Corporation's strategic outlook? (Principle 50)	X		

vi) Optional Question

This section provides the option, to the issuer, of elaborating on corporate government practices in addition to those recommended under the Better Business Practices Code, if such exist.

vii) This part contains a questionnaire with respect to the general shareholders' meeting.

1). The questions set forth in this form shall be answered affirmatively or negatively by marking an "X" in the corresponding column.

2). In the case that the response is negative (and, as an exception, in the case that the response to Questions 1 and 2 is positive), the issuer must indicate why it does not comply with the principle recommended and, as the case may be, whether it has an alternative mechanism to that suggested. In said cases, the responses must be elaborated in the comment column, clearly expressing the corporate government practices that the Corporation follows.

3) *The questions refer to a specific section of the Better Business Practices Code so as to put the questions in context.*

QUESTIONNAIRE ON THE GENERAL SHAREHOLDERS' MEETING

SHAREHOLDERS' RIGHTS (see Section V)

i) On the Information and Agenda of the Shareholders' Meeting	YES	NO	COMMENTS
1) Was the point known as "Miscellaneous Matters" omitted from the agenda? (Principle 51)	X		
2) Was the grouping of different topics under a single point in the agenda avoided? (Principle 51)	X		
3) Was all the information on each point in the agenda to the shareholders' meeting available 15 days in advance? (Principle 52)	X		
4) Are the shareholders' aided with a form that contains detailed information and possible voting alternatives for matters addressed in the agenda so that they properly can instruct their legal representatives? (Principle 53)	X		The Corporation has a standard form for a proxy pursuant to the terms of Article 22 of the Law Regulating Financial Institutions. Any shareholder wishing to have

			information about voting alternatives may request assistance from the Corporation
5) Does the information provided to the shareholders include the proposal for the make-up of the board of directors together with information concerning the candidates' professional profiles? (Principle 54)		X	Because they are publicly recognized persons as a result of their expertise.

ii) On the Information and Communication between the Board of Directors and the Shareholders	YES	NO	COMMENTS
6) Does the board of directors include, in its annual report to the shareholders' meeting, matters related to the workings of each intermediary body and the names of the persons who comprise such? (Principle 55)	X		
7) Are the reports from each intermediary body submitted to the board of directors available to the shareholders together with the material for the shareholders' meeting? (Principle 55)	X		
8) Does the Corporation have policies, mechanisms and personnel responsible for informing investors and maintaining open channels of communication with shareholders and potential investors? (Principle 56)	X		

Mexico City, Federal District. June 29, 2007

Preset
CONVOCAA

Ticker Code
GFINBUR

Series

Corporate Name
GRUPO FINANCIERO INBURSA, S.A. DE C.V.

Type of Meeting
Annual Ordinary Shareholders Meeting

Date
04/26/2007

Place
PASEO DE LAS PALMAS NO. 736, COLONIA LOMAS DE CHAPULTEPEC, DELEGACIÓN MIGUEL HIDALGO, CÓDIGO POSTAL 11000 EN MEXICO, D.F.

Time
10:30

Agenda
I. Submission, discussion and, as the case may be, approval of (I) the report submitted by the CEO, drafted according to Articles 172 of the General Corporation and Partnership Law and 44, subsection XI of the Securities Exchange Law, along with the report by the external auditor regarding the operations and earnings of the Corporation for the fiscal year ending on December 31, 2006; additionally, the opinion issued by the Board of Directors about the contents of said report shall also be submitted; (ii) the report of the Board of Directors referred to by Article 172, section b) of the General Corporation and Partnership Law that contains the principal accounting and information principles and policies followed while preparing the financial information of the Corporation; (iii) the report on the activities and operation in which the Board of Directors intervened according to Article 28, subsection IV, item e) of the Securities Exchange Law; (iv) the individual and consolidated financial statements for the Corporation to December 31, 2006; and (v) the annual report regarding the activities carried out by the Audit Committee and Corporate Practices Committee according to Article 43 of the Securities Exchange Law, as well as the service of process concerning compliance with the obligation established by Article 86, subsection XX of the Income Tax Law in terms of tax obligations borne by the Corporation. Resolutions were taken thereof.

II. Submission, discussion and, as the case may be, approval of the proposal to allot earnings. Resolutions were taken thereof.

III. Submission, discussion and, as the case may be, approval of the proposal to pay dividends. Resolutions were taken thereof.

IV. Discussion and, as the case may be, appointment and/or ratification of the board members, secretary and assistant secretary of the Corporation. Resolutions were taken thereof.

V. Determination of the remuneration for the board members, secretary and assistant secretary of the corporation. Resolutions were taken thereof.

VI. Discussion and, as the case may be, approval of the designation and/or ratification of the Corporate Practices Committee and the Audit Committee. Resolutions were taken thereof.

VII. Determination of the remuneration for the aforementioned committee members. Resolutions were taken thereof.

VIII. Submission, discussion and, as the case may be, approval of the annual report regarding the acquisition of shares owned by the Corporation in terms of Article 56 of the Securities Exchange Law and the determination regarding the maximum amount of funds that may be allotted to repurchase the shares owned by the Corporation for the Fiscal Year ending in 2007. Resolutions were taken thereof.

IX. Appointment of Delegates to carry out and formalize the resolutions adopted by the Meeting. Resolutions were taken thereof.

Assistance Requirements:
In order for the shareholders to assist and vote at the Meeting, they must obtain their admission cards at Paseo de las Palmas No. 736, Piso (-) 1, Colonia Lomas de Chapultepec, Delegación Miguel Hidalgo, Código Postal 11000, (56 25 49 00 ext. 3318) during business hours (9:00am to 2:00pm and 4:00pm to 6:00pm) and no later than April 23, 2007. The admission cards will be issued to the shareholders that timely request them and that prove their legal capacity by the certificates issued by S.D. Indeval, S.A. de C.V., Securities Deposit Institute, and as the case may be, together with lists established by Article 290 of the Securities Exchange Law. The shareholders may be represented by attorneys-in-fact that prove their agency by a proxy granted in the terms of the format prepared by the Corporation pursuant to Article 22 of the Law Regulating Financial Institutions and subsection IV of Article 49, subsection III of the Stock Exchange Law.

The above-cited forms, information and documents related to each issued on the agenda shall be placed at the shareholders' disposal from that time on.

Prest
CONVEXTR

Ticket Code
GFINBUR

Series

Corporate Name
GRUPO FINANCIERO INBURSA, S.A. DE C.V.

Type of Meeting
EXTRAORDINARIA

Date
26/04/2007

Place

PASEO DE LAS PALMAS NO. 736, COLONIA LOMAS DE CHAPULTEPEC, DELEGACIÓN MIGUEL HIDALGO, CÓDIGO POSTAL 11000 EN MEXICO, D.F.

Time
11:00

Agenda
I. Submission, discussion and, as the case may be, approval of an amendment to Article Two of the Corporate Bylaws. Resolutions were taken thereof.

II. Submission, discussion and, as the case may be, approval of an amendment to Sole Liability Agreement. Resolutions were taken thereof.

III. Appointment of Delegates to carry out and formalize the resolutions adopted by the Meeting. Resolutions were taken thereof.

Assistance Requirements:
In order for the shareholders to assist and vote at the Meeting, they must obtain their admission cards at Paseo de las Palmas No. 736, Piso (-) 1, Colonia Lomas de Chapultepec, Delegación Miguel Hidalgo, Código Postal 11000, (56 25 49 00 ext. 3318) during business hours (9:00am to 2:00pm and 4:00pm to 6:00pm) and no later than April 23, 2007. The admission cards will be issued to the shareholders that timely request them and that prove

their legal capacity by the certificates issued by S.D. Indeval, S.A. de C.V., Securities Deposit Institute, and as the case may be, together with lists established by Article 290 of the Securities Exchange Law. The shareholders may be represented by attorneys-in-fact that prove their agency by a proxy granted in the terms of the format prepared by the Corporation pursuant to Article 22 of the Law Regulating Financial Institutions and subsection IV of Article 49, subsection III of the Stock Exchange Law.

The above-cited forms, information and documents related to each issued on the agenda shall be placed at the shareholders' disposal from that time on.

Preset
ACUEORDA

Ticker Code
GFINBUR

Series

Corporate Name
GRUPO FINANCIERO INBURSA, S.A. DE C.V.

Type of Meeting
ANNUAL ORDINARY

Date
04/26/2007

Assistance Percentage
94.16

Payment Date
05/09/2007

Resolutions

I. Submission, discussion and, as the case may be, approval of (I) the report submitted by the CEO, drafted according to Articles 172 of the General Corporation and Partnership Law and 44, subsection XI of the Securities Exchange Law, along with the report by the external auditor regarding the operations and earnings of the Corporation for the fiscal year ending on December 31, 2006; additionally, the opinion issued by the Board of Directors about the contents of said report shall also be submitted; (ii) the report of the Board of Directors referred to by Article 172, section b) of the General Corporation and Partnership Law that contains the principal accounting and information principles and policies followed while preparing the financial information of the Corporation; (iii) the report on the activities and operation in which the Board of Directors intervened according to Article 28, subsection IV, item e) of the Securities Exchange Law; (iv) the individual and consolidated financial statements for the Corporation to December 31, 2006; and (v) the annual report regarding the activities carried out by the Audit Committee and Corporate Practices Committee according to Article 43 of the Securities Exchange Law, as well as the service of process concerning compliance with the obligation established by Article 86, subsection XX of the Income Tax Law in terms of tax obligations borne by the Corporation. Resolutions were taken thereof.

FIRST. The following are acknowledged as rendered and approved: (1) the report submitted by the CEO, drafted according to Articles 172 of the General Corporation and Partnership Law and 44, subsection XI of the Securities Exchange Law, along with the report by the external auditor regarding the operations and earnings of the corporation for the fiscal year ending on December 31, 2006 in addition to the opinion issued by the Board of Directors about the contents of said report; (ii) the report of the Board of Directors referred to by Article 172, section b) of the General Corporation and Partnership Law that contains the principal accounting and information principles and policies followed while preparing the financial information of the Corporation; (iii) the report on the activities and operation in which the Board of Directors intervened according to Article 28, subsection IV, item e) of the Securities Exchange Law; (iv) the individual and consolidated financial statements for the Corporation to December 31, 2006; and (v) the annual report regarding the activities carried out by the Audit Committee and Corporate Practices Committee according to Article 43 of the Securities Exchange Law, as well as the service of process concerning compliance with the obligation established in Article 86, subsection XX of the Income Tax Law in terms of compliance with tax obligations borne by the Corporation. Resolutions were taken thereof.

SECOND. The individual consolidated audited financial statements to December 31, 2006 were acknowledged as filed and were approved.

THIRD. The financial situation of the Corporation's subsidiaries is duly noted for the fiscal year ending on December 31, 2006, as recorded in the consolidated financial statements of the Corporation.

FOURTH. The performance of the Corporation's Board of Directors and the intermediary Committees is hereby approved and ratified for the fiscal year ending on December 31, 2006.

FIFTH. The service of process concerning compliance with the obligation established in Article 86, subsection XX of the Income Tax Law corresponding to the submission of the report on compliance with tax obligations to the Shareholders' Meeting is hereby acknowledged and approved in terms of the report.

II. Submission, discussion and, as the case may be, approval of the proposal to allot earnings. Resolutions were taken thereof.

FIRST. The net profits obtained by the corporation during the Fiscal Year ending on December 31, 2006 were approved. Said profits totaled $2,505,355,456.00 (Two billion five hundred and five million three hundred and fifty five thousand four hundred and fifty six 00/100 Mexican Pesos). This figure shall be allotted as follows:

AMOUNT IN MEXICAN PESOS

Profits to be allotted from previous fiscal years according to the audited financial statements to December 31, 2006 updated

$27,051,038,895.00

Plus

The net profits for the Fiscal Year 2006 according to the earnings statement to December 31, 2006 $2,505,355,456.00

Minus

Excess (insufficiency) in the adjustments to capital and effects of valuation in subsidiaries resulting from reexpression $11,476,094,287.00

Minus

The net valuations and deferred taxes in earnings by subsidiaries $91,787,207,830.00

Withheld profits at the disposal of the shareholders' or board of directors' meeting $16,293,092,234.00

The previous figure in Mexican Pesos at the purchasing power to December 31, 2006 was noted in the audited financial statements of the corporation.

SECOND. The balance of accumulated earnings is hereby approved to be placed at the disposal of the shareholders' or board of directors' meeting in order to be allotted, totally or partially, in the manner and terms that any of said governing bodies deems fit.

THIRD. The corresponding accounting entries must be entered for the allotment of profits approved in the first resolution above.

FOURTH. It is hereby resolved that any corresponding amendment or correction shall be approved from now on to the allotment of earnings contained in the fist resolution above as a result of the revision carried out by the National Banking and Securities Commission [*Comisión Nacional Bancaria y de Valores*] to the financial statements of the corporation to December 31, 2006.

II. Submission, discussion and, as the case may be, approval of the proposal to pay dividends. Resolutions were taken thereof.

SOLE RESOLUTION. Payment of dividends to shareholders is hereby approved in the amount of $0.40 (Forty Cents MXP) per share, payable for each of the 3,000,152,564 suscribed, paid-in and outstanding shares that represent the capital stock of Grupo Financiero Inbursa, S.A.B. de C.V. The aforementioned payment shall be charged to the earnings to be allotted from previous fiscal years from the net tax profit account.

The decreed dividend payment shall be carried out by S.D. Indeval, S.A. de C.V., Securities Deposit Institute, as of May 9, 2007 upon delivery of coupon 12, in any case with basis upon the applicable provisions in force and effect.

III. Discussion and, as the case may be, designation and/or ratification of the board members, secretary and assistant secretary of the corporation. Resolutions were taken thereof.

FIRST. The designation of Mssrs. Marco Antonio Slim Domit, Eduardo Valdés Acra, Héctor Slim Seade, Arturo Elias Ayub and Javier Foncerrada Izquierdo is hereby ratified as Directors Not Independent of the Board of Directors of the Corporation from this date and until they resign or are substituted.

SECOND. The designation of Fernando Gerardo Chico Pardo, Antonio Cosio Pando, Laura Diez Barroso Azcárraga, Ángeles Espinosa Yglesias, Agustín Franco Macías, Claudio X. González Laporte, Guillermo Gutiérrez Saldivar, David Ibarra Muñoz, José Kuri Harfush and Juan Antonio Pérez Simon is hereby ratified as Directors Independent of the Board of Directors of the Corporation from this date and until they resign or are substituted.

THIRD. It is hereby evidenced that this meeting has classified the independency of each independent director whose name has been approved or ratified in resolutions two and three above and deems that said persons are apt to perform their duties in terms of Article 26 of the Securities Exchange Law.

FOURTH. Pursuant to the foregoing resolutions, the Corporation's Board of Directors shall be comprised in the following manner:

BOARD OF DIRECTORS
DIRECTORS NOT INDEPENDENT
Mr. Marco Antonio Slim Domit – Chairman
Mr. Eduardo Valdés Acra – Vicepresident
Mr. Héctor Slim Seade
Mr. Arturo Elias Ayub
Mr. Javier Foncerrada Izquierdo

INDEPENDENT DIRECTORS
Mr. Fernando Gerardo Chico Pardo
Mr. Antonio Cosio Pando
Ms. Laura Diez Barroso Azcárraga
Ms. Ángeles Espinosa Yglesias
Mr. Agustín Franco Macías
Mr. Claudio X. González Laporte
Mr. Guillermo Gutiérrez Saldivar
Mr. David Ibarra Muñoz
Mr. José Kuri Harfush
Mr. Juan Antonio Pérez Simon

It is hereby ratified that the independent directors have experience, capacity and professional prestige according to the terms required by the applicable legal provisions.

FIFTH. Mssrs. Marco Antonio Slim Domit and Eduardo Valdés Acra are ratified hereby as Chairman and Vice-president of the Board of Directors, respectively.

SIXTH. Mr. Raúl Humberto Zepeda Ruiz and José Pablo Antón Sáenz Padilla are ratified hereby as the Secretary and Assistant Secretary of the Corporation's Board of Directors, respectively, without being a member thereof.

V. Determination of the remuneration for the board members, secretary and assistant secretary of the corporation. Resolutions were taken thereof.

SOLE RESOLUTION. The amount of $15,000.00 (Fifteen thousand 00/100 MXP) is approved hereby as the remuneration for each member of the Board of Directors, Secretary and Assistant Secretary of the Corporation for each Board Meeting they attend, subject to any tax withholdings.

VI. Discussion and, as the case may be, designation and/or ratification of the corporate practices committee and audit Committee of the corporation. Resolutions were taken thereof.

FIRST. The designation of Mssrs. Fernando ·Gerardo Chico Pardo, Guillermo Gutiérrez Saldivar, José Kuri Harfush and Juan Antonio Pérez Simon is hereby ratified as members of Corporate Practices Committee and Audit Committee of the Corporation.

SECOND. The designation of Mr. Juan Antonio Pérez Simón as Chairman of the Corporate Practices Committee is hereby ratified.

THIRD. The designation of Mr. José Kuri Harfush as Chairman of the Audit Committee is hereby ratified.

FOURTH. The designation of Mr. Raúl Humberto Zepeda Ruiz as Secretary of the Corporation's Corporate Practices Committee and Audit Committee, without being a member thereof, is hereby ratified.

FIFTH. Pursuant to the foregoing resolutions, the Corporation's Corporate Practices Committee and Audit Committee shall be comprised in the following manner:

Corporate Practices Committee
Mr. Juan Antonio Pérez Simón - Chairman
Mr. Fernando Gerardo Chico Pardo
Mr. Guillermo Gutiérrez Saldivar
Mr. José Kuri Harfush

Mr. Raúl Humberto Zepeda Ruiz - Secretary

Audit Committee
Mr. José Kuri Harfush - Chairman
Mr. Fernando Gerardo Chico Pardo
Mr. Guillermo Gutiérrez Saldivar
Mr. Juan Antonio Pérez Simon

Mr. Raúl Humberto Zepeda Ruiz - Secretary

VII. Determination of the remuneration for the members of the aforementioned Committees. Resolutions were taken thereof.

SOLE RESOLUTION. The amount of $6,500.00 (Six thousand five hundred 00/100 MXP) is approved hereby as the remuneration for each member and the secretary of the Corporation's Corporate Practices Committee and Audit Committee. Said amount shall be paid for each meeting they attend, subject to the corresponding tax withholdings of the current tax legislation.

VIII. Submission, discussion and, as the case may be, approval of the annual report regarding the acquisition of shares owned by the corporation in terms of Article 56 of the Securities Exchange Law and the determination regarding the maximum amount of funds that may be allotted to acquire the shares owned by the corporation for the Fiscal Year ending in 2007. Resolutions were taken thereof.

FIRST. The Board of Director's Report regarding the Policy on Acquisition and Public Placement of the Corporation's own Shares of Stock is approved hereby pursuant to the terms of Article 14 56 of the Securities Exchange Law and Article 60, section III of the General Provisions Applicable to Securities Issuers and Other Stock Exchange Participants.

SECOND. The ratification of Mssrs. Eduardo Valdés Acra, Marco Antonio Slim Domit and Javier Foncerrada Izquierdo as the officers responsible for instructing and authorizing the acquisition and public placement of the Corporation's own Shares of Stock is hereby noted. They may exercise said authorities individually or jointly without any restriction whatsoever and for the total amount authorized therein.

THIRD. It is hereby expressly agreed to ratify a maximum amount of $1,350,000,000.00 (one billion three hundred and fifty million 00/100 Mexican Pesos) as resources that may be allotted for acquiring the Corporation's own shares of stock. However, the maximum amount authorized by the Meeting cannot exceed the total balance of the Corporation's net profits. This includes withholdings pursuant to Article 56, subsection IV of the Securities Exchange Law.

FOURTH. The corresponding accounting records are hereby ordered to be entered for the maximum amount authorized by the corporation to carry out the acquisition of the Corporation's own shares of stock during the fiscal year 2007 and until the date in which said amount is amended by a new resolution issued by this shareholders' meeting.

IX. Appointment of Delegates to carry out and formalize the resolutions adopted by the Meeting. Resolutions were taken thereof.

SOLE RESOLUTION. Msrss. Marco Antonio Slim Domit, Raúl Humberto Zepeda Ruiz and Verónica Ramírez Villela are hereby appointed as the Meeting's special delegates in order to jointly or separately carry out the necessary and appropriate acts so that the Meetings resolutions are duly and totally executed. They must issue certified copies of these minutes as may be needed so as to be formalized, totally or partially in one or more counterparts, by the Notary Public of their choice. Furthermore, said minutes must be filed before the Public Registry of Commerce, either personally or by proxy, for any legal purposes thereof. Said Special Delegates must prepare and file any necessary notifications regarding the resolutions being adopted. They must carry out any necessary amendments to the text of this Minutes as requested by the competent authorities. And in general, the foregoing must carry out any acts and filings that may be required in order for the resolutions hereof to be duly executed and formalized.

Time

10:30 am

Preset
ACUEEXTR

Ticker Code
GFINBUR

Series

Corporate Name
GRUPO FINANCIERO INBURSA, S.A. DE C.V.

Type of Meeting
EXTRAORDINARY

Date
04/26/2007

Assistance Percentage
94.53

Payment Date

Resolutions

I. Submission, discussion and, as the case may be, approval to amend Article Two of the Corporate Bylaws. Resolutions were taken thereof.

SOLE RESOLUTION. Subject to authorization by the Secretary of the Treasury and Public Credit, the amendment of Article Two of the Corporate Bylaws of the Corporation is hereby approved in order to be restated as follows:

"Article Two. The Corporation shall hold an interest in the following financial corporations and companies:

A) Financial Corporations:

1. Inversora Bursátil, S.A. De C.V., Casa De Bolsa, Grupo Financiero Inbursa;

2. Fianzas Guardiana Inbursa, S.A., Grupo Financiero Inbursa;
3. Seguros Inbursa, S.A., Grupo Financiero Inbursa:
4. Banco Inbursa, S.A., Institución De Banca Múltiple, Grupo Financiero Inbursa;
5. Operadora Inbursa De Sociedades De Inversión, S.A. De C.V., Grupo Financiero Inbursa;
6. Arrendadora Financiera Inbursa, S.A. De C.V., Sociedad Financiera De Objeto; Múltiple, Entidad Regulada, Grupo Financiero Inbursa;
7: Pensiones Inbursa, S.A., Grupo Financiero Inbursa;

B) Companies Offering Complementary Services:

1. OUT SOURCING INBURNET, S.A. DE C.V.;
2. ASESORÍA ESPECIALIZADA INBURNET, S.A. DE C.V."

II. Submission, discussion and, as the case may be, approval to amend the Sole Liability Agreement. Resolutions were taken thereof.

SOLE RESOLUTION. Subject to authorization by the Secretary of the Treasury and Public Credit, the amendment of Sole Liability Agreement is hereby approved, which is to be executed by the Corporation and the financial corporations included therein. The purpose of this document is exclusively to state the actual name of the company as Arrendadora Financiera Inbursa, S.A. De C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, Grupo Financiero Inbursa.

III. Appointment of Delegates to carry out and formalize the resolutions adopted by the Meeting. Resolutions were taken thereof.

SOLE RESOLUTION. Msrss. Marco Antonio Slim Domit, Raúl Humberto Zepeda Ruiz and Verónica Ramírez Villela are hereby appointed as the Meeting's special delegates in order to jointly or separately carry out the necessary and appropriate acts so that the Meetings resolutions are duly and totally executed. They must issue certified copies of these minutes as may be needed so as to be formalized, totally or partially in one or more counterparts, by the Notary Public of their choice. Furthermore, said minutes must be filed before the Public Registry of Commerce, either personally or by proxy, for any legal purposes thereof. Said Special Delegates must prepare and file any necessary notifications regarding the resolutions being adopted. They must carry out any necessary amendments to the text of this Minutes as requested by the competent authorities. And in general, the foregoing must carry out any acts and filings that may be required in order for the resolutions hereof to be duly executed and formalized.

Time

11:00 am

Preset
RIGHTS

Ticker Code
GFINBUR

Series
NA

Corporate Name
GRUPO FINANCIERO INBURSA, S.A. DE C.V.

Type of Meeting
ANNUAL ORDINARY

Date
04/26/2007

Date

Notice to Shareholders

The dividend payment shall be charged to the profits to be applied from the net tax profit account and shall be paid through INDEVAL on May 9, 2007 upon delivery of Coupon No. 12.

Preset
EVENTORE

Ticker Code
GFINBUR

Date
07/20/2007

Corporate Name
GRUPO FINANCIERO INBURSA, S.A. DE C.V.

Place
MEXICO, D.F.

Issue on the Agenda
Notice to the Market

Press Release
Grupo Financiero Inbursa, S.A.B. de C.V. hereby informs the investing public that it is unaware of the reasons behind the fluctuation in the price of GFINBUR series "O" shares and the fluctuation in the volume of the traded shares since this situation was probably caused by stock market conditions. This issuer stated that there is no relevant information that it must reveal nor does it have any knowledge about movements in the shares within the market to date that are caused by operations carried out by their board members and/or corresponding directors. This information has been given pursuant to Article 106 of the Securities Exchange Law.

Preset
RIGHTS

Ticker Code
GFINBUR

Series
NA

Corporate Name
GRUPO FINANCIERO INBURSA, S.A. DE C.V.

Type of Meeting
Extraordinary

Fecha Celebración
12/14/2006

Publication Date

Notice to Shareholders

The Shareholders of Grupo Financiero Inbursa, S.A.B. de C.V. (GFInbursa) are hereby informed that on August 31, 2007 the negotiable instrument deposited at S.D. INDEVAL, Institución para el Depósito de Valores, was exchanged for a share certificate that states, in the relevant portion, to include the corporate bylaws in force and effect that were approved through a general extraordinary shareholders' meeting held on December 14, 2006 whereby said amendment was approved in order to incorporate the provisions of the Securities Exchange Law published in the Federal Official Gazette on December 30, 2005. It is important to point out that the amount of the capital and the numbers of shares deposited in said institution have not been amended in any manner whatsoever.

END